As confidentially submitted to the U.S. Securities and Exchange Commission on November 13, 2023.

This draft registration statement has not been filed, publicly or otherwise, with the U.S. Securities and Exchange Commission and all information contained herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Confidential Draft Submission No. 4

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Hornbeck Offshore Services, Inc.

(Exact name of registrant as specified in its charter)

Delaware	4424	72-1375844
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

103 Northpark Boulevard, Suite 300

Covington, Louisiana 70433

Telephone: (985) 727-2000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Todd M. Hornbeck

Chairman of the Board, President and Chief Executive Officer

103 Northpark Boulevard, Suite 300

Covington, Louisiana 70433

Telephone: (985) 727-2000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

Matthew R. Pacey, P.C. Bryan D. Flannery Kirkland & Ellis LLP 609 Main Street Houston, TX 77002 (713) 836-3786	T. Mark Kelly E. Ramey Layne Vinson & Elkins LLP 845 Texas Avenue Houston, TX 77002 (713) 758-2222

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement is declared effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

CONFIDENTIAL TREATMENT REQUESTED BY

PURSUANT TO 17 C.F.R. SECTION 200.83

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated                 , 2023

PROSPECTUS

            Shares

Hornbeck Offshore Services, Inc.

Common Stock

This is an initial public offering of shares of our common stock. We are offering                 shares of our common stock. Certain selling stockholders identified in this prospectus are offering             shares of our common stock.

Prior to this offering, there has been no public market for our common stock. We estimate that the initial public offering price per share will be between $                 and $                 . See “Underwriting” for a discussion of the factors to be considered in determining the initial offering price. We intend to apply to list our common stock on the New York Stock Exchange (the “NYSE”) under the symbol “HOS.”

Investing in shares of our common stock involves significant risks. See “Risk Factors” beginning on page 30.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to us	$	$
Proceeds, before expenses, to the selling stockholders	$	$

(1)	We have agreed to reimburse the underwriters for certain expenses. See “Underwriting.”

We and the selling stockholders have granted the underwriters an option for a period of 30 days from the date of this prospectus to purchase up to an additional                  shares of our common stock from us at the initial public offering price, less the underwriting discounts and commissions. We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders, including upon the sale of shares of our common stock by the selling stockholders if the underwriters exercise their option.

The underwriters expect to deliver the shares of common stock to purchasers on or about                 , 2023.

Joint Book-Running Managers

J.P. Morgan	Barclays

Prospectus dated                 , 2023

CONFIDENTIAL TREATMENT REQUESTED BY

PURSUANT TO 17 C.F.R. SECTION 200.83

Through and including                 , 2023 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

Neither we, the selling stockholders, nor the underwriters (and any of our or their affiliates) have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who obtain this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside of the United States.

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COMMONLY USED DEFINED TERMS

As used in this prospectus, unless the context indicates or otherwise requires, the terms listed below have the following meanings:

“2023 Equity Incentive Plan” means Hornbeck Offshore Services, Inc. 2023 Equity Incentive Plan, the form of which is attached as Exhibit 10.4;

“2020 Management Incentive Plan” means the 2020 Management Incentive Plan of Hornbeck Offshore Services, Inc., a copy of which is attached as Exhibit 10.2, as amended by that certain First Amendment to 2020 Management Incentive Plan of Hornbeck Offshore Services, Inc. a copy of which is attached as Exhibit 10.3;

“Annual Financial Statements” means the audited consolidated financial statements of Hornbeck Offshore Services, Inc. at December 31, 2022 and 2021, and for the years ended December 31, 2022 and 2021, for the period from September 5, 2020 to December 31, 2020 (Successor) and for the period from January 1, 2020 to September 4, 2020 (Predecessor);

“Ares” means Ares Management Corporation (NYSE: ARES);

“ASC” means Financial Accounting Standards Board Accounting Standards Codification;

“CO2e/kboe” means carbon dioxide equivalent per thousand barrels of oil equivalent;

“Company,” “Hornbeck,” “we,” “our” or “us” means Hornbeck Offshore Services, Inc., a Delaware corporation;

“Creditor Warrants” means those certain warrants issued to certain claimants in settlement of certain pre-Chapter 11 Cases liabilities;

“ECO” means Edison Chouest Offshore;

“ECO Acquisitions” means the ECO Acquisitions #1 and the ECO Acquisitions #2;

“ECO Acquisitions #1” means the acquisition of six high-spec OSVs effected pursuant to the definitive purchase agreements the Company entered into with certain affiliates of ECO on January 10, 2022, as amended;

“ECO Acquisitions #2” means the acquisition of six high-spec OSVs effected pursuant to or contemplated by the controlling purchase agreement the Company entered into with Nautical, an ECO affiliate, on December 22, 2022, as subsequently divided into separate agreements and as amended, as applicable;

“Effective Date” means September 4, 2020, the date the Company emerged from its Chapter 11 Cases in the United States Bankruptcy Court for the Southern District of Texas, Houston Division;

“Exit Second Lien Term Loans” means our outstanding term loans under the Second Lien Credit Agreement;

“Financial Statements” means our Annual Financial Statements and our Quarterly Financial Statements;

“First Lien Credit Agreement” means that certain first lien term loan credit agreement, dated the Effective Date (as amended and restated pursuant to that certain Amendment No. 1 to First Lien Credit Agreement and Amendment No. 1 to the Effective Date Junior Lien Intercreditor Agreement, dated December 22, 2021, as further amended pursuant to that certain First Amendment to Restated First Lien Credit Agreement, dated June 6, 2022, as further amended pursuant to that certain Interest Rate Replacement Index Agreement and Second

CONFIDENTIAL TREATMENT REQUESTED BY

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Amendment to First Lien Credit Agreement, dated July 27, 2023, and as further amended, restated, amended and restated, supplemented or otherwise modified from time to time), by and among the Company, as parent borrower, Hornbeck Offshore Services, LLC, as co-borrower, Wilmington Trust, National Association, as administrative agent and collateral agent, and the lenders from time to time party thereto;

“GAAP” means United States generally accepted accounting principles;

“Gulf Island” means Gulf Island Shipyards, LLC;

“high-specification” or “high-spec” means, when referring to OSVs, vessels with cargo-carrying capacity of between 3,500 and 5,000 DWT (i.e., primarily 265 to 280 class OSV notations), and dynamic-positioning systems with a DP-2 classification or higher; for the avoidance of doubt, any MPSV is a high-spec vessel (other than any MPSVs of greater than 5,000 DWT, which are ultra high-spec vessels);

“Highbridge” means Highbridge Capital Management LLC;

“Jones Act Warrants” means those certain warrants issued to certain non-U.S. citizens in settlement of certain pre-Chapter 11 Cases liabilities and in connection with subsequent private offerings of the Company’s equity;

“low-specification” or “low-spec” means, when referring to OSVs, vessels with cargo-carrying capacity of less than 2,500 DWT (i.e., primarily 200 class OSV notations), and dynamic-positioning systems with a DP-1 classification or lower;

“mid-specification” or “mid-spec” means, when referring to OSVs, vessels with cargo carrying capacity of between 2,500 and 3,500 DWT (i.e., primarily 240 class OSV notations), and dynamic positioning systems with a DP-2 classification or higher;

“Nautical” means Nautical Solutions, L.L.C., an ECO affiliate;

“Navieras” means a shipping company, qualified under the laws of Mexico, that may own or operate vessels and naval artifacts, including in the Mexican coastwise trade;

“PEMEX” means Petroleos Mexicanos;

“Petrobras” means Petroleo Brasileiro S.A.;

“principal stockholders” means Ares, Highbridge and Whitebox;

“Quarterly Financial Statements” means the unaudited condensed consolidated financial statements for the three and nine months ended September 30, 2023 and 2022;

“Replacement First Lien Term Loans” means our first-lien replacement term loans under the First Lien Credit Agreement, the balance of which we repaid in full in August 2023;

“Second Lien Credit Agreement” means that certain second lien term loan credit agreement, dated the Effective Date (as amended pursuant to that certain Amendment No. 1 to Second Lien Credit Agreement and Amendment No. 1 to the Effective Date Junior Lien Intercreditor Agreement, dated December 22, 2021, as further amended pursuant to that certain Second Amendment to Second Lien Credit Agreement, dated June 6, 2022, and as further amended, restated, amended and restated, supplemented or otherwise modified from time to time), by and among the Company, as parent borrower, Hornbeck Offshore Services, LLC, as co-borrower, Wilmington Trust, National Association, as administrative agent and collateral agent, and the lenders from time to time party thereto;

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“Surety” means Zurich Insurance Company of America and Fidelity & Deposit Company of Maryland;

“ultra high-specification” or “ultra high-spec” means, when referring to OSVs, vessels with cargo-carrying capacity of greater than 5,000 DWT (i.e., 300 class OSV notations or higher), and dynamic-positioning systems with a DP-2 classification or higher; for the avoidance of doubt, any MPSV of greater than 5,000 DWT is an ultra high-spec vessel; and

“Whitebox” means Whitebox Advisors LLC.

CONFIDENTIAL TREATMENT REQUESTED BY

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GLOSSARY OF TERMS

The following are abbreviations and definitions of certain terms used in this document, which are commonly used in the offshore support vessel industry:

“active utilization” means, when referring to OSVs or MPSVs, the weighted-average rate that active vessels are utilized, or generating revenues, based on a denominator comprised only of vessel-days available for service by the active fleet, which excludes the impact of inactive or stacked vessel days;

“average dayrate” means, when referring to OSVs or MPSVs, average revenue per day, which includes charter hire, crewing services and net brokerage revenues, based on the number of days during the period that the OSVs or MPSVs, as applicable, generated revenue. For purposes of vessel brokerage arrangements, this calculation excludes that portion of revenue that is equal to the cost of in-chartering third-party equipment paid by customers;

“average utilization” means, when referring to OSVs or MPSVs, the weighted-average rate that vessels are utilized, or generating revenues, based on a 365-day year;

“BOEM” means the Bureau of Ocean Energy Management;

“cabotage laws” means laws pertaining to the privilege of owning and operating vessels in the navigable, territorial waters of a nation;

“coastwise trade” means the transportation of merchandise or passengers by water, or by land and water, between points in the United States, either directly or via a foreign port within the meaning of 46 U.S.C. Chapter 551 and any successor statutes thereto, as amended or supplemented from time to time;

“deep-well” means a well drilled to a true vertical depth of 15,000’ or greater, regardless of whether the well was drilled in the shallow water of the Outer Continental Shelf or in the deepwater or ultra-deepwater;

“deepwater” means offshore areas, generally 1,000’ to 5,000’ in depth;

“DP-1,” “DP-2” and “DP-3” mean various classifications of dynamic positioning systems on vessels to automatically maintain a vessel’s position and heading through anchor-less station-keeping;

“DWT” means deadweight tons;

“effective dayrate” means the average dayrate multiplied by the average utilization rate;

“flotel” means on-vessel accommodations services, such as lodging, meals and office space;

“GoM” means the U.S. GoM and the Mexico GoM;

“IRM” means inspection, repair and maintenance, also known as “IMR,” or inspection, maintenance and repair, depending on regional preference;

“Jones Act” means the U.S. citizenship and cabotage laws principally contained in 46 U.S.C. § 50501(a), (b) and (d) and 46 U.S.C. Chapters 121 and 551 and any successor statutes thereto;

“Jones Act-qualified” means, when referring to a vessel, a U.S.-flagged vessel qualified to engage in domestic coastwise trade under the Jones Act;

“long-term contract” means a time charter of one year or longer in duration;

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“Mexico GoM” means the territorial waters of Mexico in the Gulf of Mexico;

“MPSV” means a multi-purpose support vessel, and we consider all of our MPSVs to be high-spec or ultra high-spec;

“MSC” means the Military Sealift Command;

“OSV” means an offshore supply vessel, also known as a “PSV,” or platform supply vessel, depending on regional preference;

“ROV” means a remotely operated vehicle;

“SOV” means service operation vessel;

“ultra-deepwater” means offshore areas, generally more than 5,000’ in depth;

“U.S. GoM” means the territorial waters of the United States in the Gulf of Mexico; and

“USCG” means United States Coast Guard.

CONFIDENTIAL TREATMENT REQUESTED BY

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MARKET AND INDUSTRY DATA

This prospectus includes market and industry data and forecasts that we have derived from publicly available information, various industry publications, other published industry sources and our internal data and estimates.

Additionally, our internal data and estimates are based upon information obtained from trade and business organizations and other contacts in the markets in which we operate. Although we believe these third-party sources are reliable as of their respective dates, we have not had this information further verified by any other independent sources. These sources include industry data from Wood Mackenzie’s Emissions Benchmarking Tool, a report titled “Offshore Wind Market Report: 2023 Edition,” dated August 2023, by the U.S. Department of Energy (the “DoE Report”), a report titled “Short-Term Energy Outlook,” dated May 2023, by the U.S. Energy Information Administration (the “2023 EIA Outlook”), a report titled “Macro and OSV Demand Drivers Outlook,” dated September 2023, by Rystad Energy Consultants, and a report titled “OSV Market Study,” dated September 2023, by Fearnley Offshore Supply. Similarly, our internal research is based upon our understanding of industry conditions. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the sections entitled “Risk Factors” and “Special Note Regarding Forward-Looking Statements.” These and other factors could cause results to differ materially from those expressed in our estimates and these third-party sources.

TRADEMARKS, TRADENAMES AND SERVICE MARKS

We own or have rights to trademarks or trade names that we use in conjunction with the operation of our business and that appear in this prospectus. This prospectus also contains trademarks, service marks, trade names and copyrights of other companies which, to our knowledge, are the property of their respective owners. Solely for convenience, trademarks and trade names referred to in this prospectus may appear without the ® or ™ symbols, but the absence of such symbols does not indicate the registration status of the trademarks and is not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to such trademarks and trade names.

BASIS OF PRESENTATION

Unless otherwise indicated or the context otherwise requires, references in this prospectus to the “Company,” “Hornbeck,” “we,” “us” and “our” refer to Hornbeck Offshore Services, Inc. and its consolidated subsidiaries.

Our historical financial position and results of operations for the year ended December 31, 2022 (Successor), the year ended December 31, 2021 (Successor) and the period from September 5, 2020 through December 31, 2020 (Successor) may not be comparable to the historical financial position and results of operations for the period from January 1, 2020 through September 4, 2020 (Predecessor). We emerged from our Chapter 11 cases in the United States Bankruptcy Court for the Southern District of Texas, Houston Division, or the Bankruptcy Court on September 4, 2020 (the “Chapter 11 Cases”), and as a result, our financial statements after September 4, 2020 reflect the effect of our reorganization under the Chapter 11 Cases and application of fresh-start accounting. References to “Successor” in this prospectus relate to our financial position and results of operations subsequent to September 4, 2020, the date of our emergence from bankruptcy, and references to “Predecessor” in this prospectus relate to our financial position and results of operations prior to, and including, September 4, 2020. For more information about this basis of presentation, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Note 2 to the Annual Financial Statements included elsewhere in this prospectus.

CONFIDENTIAL TREATMENT REQUESTED BY

PURSUANT TO 17 C.F.R. SECTION 200.83

Unless otherwise stated, discussions surrounding our vessels are as of October 31, 2023 and include the one vessel delivered in November 2023 and the two remaining vessels expected to be delivered by December 31, 2023 as part of the ECO Acquisitions #2, but due to supply chain constraints such deliveries could extend into early 2024, as well as two partially constructed Jones Act-qualified MPSV newbuilds to be completed pursuant to our settlement with the Surety, which we expect to be delivered in 2025. Our vessels exclude four OSVs that we operate on behalf of the U.S. Navy.

PRESENTATION OF CERTAIN FINANCIAL MEASURES

We disclose and discuss EBITDA, Adjusted EBITDA and Adjusted Free Cash Flow as non-GAAP financial measures in this prospectus. We define EBITDA as earnings (net income or loss) before interest, income taxes, depreciation and amortization. Adjusted EBITDA reflects certain adjustments to EBITDA for gains or losses on early extinguishment of debt, terminated debt refinancing costs, stock-based compensation expense and interest income. In addition, Adjusted EBITDA excludes non-cash gains or losses on the fair value adjustment of liability-classified warrants, as well as restructuring costs and reorganization items, net related to the Company’s voluntary relief in 2020 under Chapter 11 of the U.S. Bankruptcy Code and the application of fresh-start accounting under ASC 852, Reorganizations. We define Adjusted Free Cash Flow as Adjusted EBITDA less cash paid for deferred drydocking, cash paid for maintenance capital expenditures, cash paid for interest and cash paid for (refunds of) income taxes. Our measures of EBITDA, Adjusted EBITDA and Adjusted Free Cash Flow may not be comparable to similarly titled measures presented by other companies. Other companies may calculate EBITDA, Adjusted EBITDA and Adjusted Free Cash Flow differently than we do, which may limit their usefulness as comparative measures.

We view EBITDA, Adjusted EBITDA and Adjusted Free Cash Flow primarily as liquidity measures and, as such, we believe that the GAAP financial measure most directly comparable to those measures is cash flows provided by operating activities. Because EBITDA, Adjusted EBITDA and Adjusted Free Cash Flow are not measures of financial performance calculated in accordance with GAAP, they should not be considered in isolation or as a substitute for operating income, net income or loss, cash flows provided by operating, investing and financing activities, or other income or cash flow statement data prepared in accordance with GAAP.

EBITDA, Adjusted EBITDA and Adjusted Free Cash Flow are widely used by investors and other users of our financial statements as supplemental financial measures that, when viewed with our GAAP results and the accompanying reconciliations, we believe provide additional information that is useful to gain an understanding of the factors and trends affecting our ability to service debt, pay deferred taxes and fund drydocking charges, maintenance capital improvements and non-vessel capital expenditures. We also believe the disclosure of EBITDA, Adjusted EBITDA and Adjusted Free Cash Flow helps investors or lenders meaningfully evaluate and compare our cash flow generating capacity from quarter to quarter and year to year.

EBITDA, Adjusted EBITDA and Adjusted Free Cash Flow are also financial metrics used by management as supplemental internal measures for planning and forecasting overall expectations and for evaluating actual results against such expectations; for short-term cash bonus incentive compensation purposes; to compare to the EBITDA, Adjusted EBITDA and Adjusted Free Cash Flow of other companies when evaluating potential acquisitions; and to assess our ability to service existing fixed charges and incur additional indebtedness. Additionally, we have historically made certain adjustments to EBITDA to internally evaluate our performance based on the computation of ratios used in certain financial covenants of our credit agreements with various lenders, whenever applicable. Currently, the Company’s Second Lien Credit Agreement includes an incurrence test for the issuance of unsecured debt. The test requires a fixed charge coverage ratio of at least 2.0 to 1.0 at the time any unsecured debt is incurred. The fixed charge coverage ratio is calculated using certain adjustments to EBITDA defined by the Second Lien Credit Agreement, which adjustments are consistent with those reflected in Adjusted EBITDA in this prospectus. In addition, we believe that, based on covenants in prior credit facilities, future debt arrangements may require compliance with certain ratios that will likely include EBITDA or Adjusted EBITDA in the computations. Adjusted EBITDA is also currently utilized in connection with the Company’s short-term cash bonus incentive compensation programs.

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For definitions of EBITDA, Adjusted EBITDA and Adjusted Free Cash Flow and reconciliations to the most directly comparable measure under GAAP, see “Summary—Summary Historical Financial and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures.”

ABOUT THIS PROSPECTUS

None of we, the selling stockholders or the underwriters have authorized anyone to provide you with information or make any representations other than those contained in this prospectus. We, the selling stockholders and the underwriters take no responsibility for, and provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, and only under circumstances and in jurisdictions where it is lawful to do so. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date. We will update this prospectus as required by law, including with respect to any material change affecting us or our business prior to the completion of this offering.

Certain monetary amounts, percentages and other figures included in this prospectus have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be the arithmetic aggregation of the figures that precede them, and figures expressed as percentages in the text may not total 100% or, as applicable, when aggregated may not be the arithmetic aggregation of the percentages that precede them.

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SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. Many statements included in this prospectus that are not statements of historical fact, including statements about our beliefs and expectations, are forward-looking statements. Forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified. These risks and other factors include, but are not limited to, those listed under “Risk Factors.” In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “objective,” “ongoing,” “plan,” “predict,” “project,” “potential,” “should,” “will,” “would” or the negative of these terms or other comparable terminology. In particular, statements about the markets in which we operate and our expectations, beliefs, plans, strategies, objectives, prospects, assumptions or future events or performance contained in this prospectus under the headings “Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Business” are forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

•	our market opportunity and the potential growth of that market;

•	our strategy, outcomes, and growth prospects;

•	trends in our industry and service-offerings; and

•	the competitive environment in which we operate.

Some of the factors that could cause actual results to differ materially from those expressed or implied by the forward-looking statements include:

•	impacts from changes in oil and natural gas prices in the United States and worldwide;

•	changes in decisions and capital spending by customers in the energy industry and the industry expectations for offshore exploration, field development and production;

•	changes in decisions or plans or delays for offshore wind development in the United States;

•	uncertainty of global financial market conditions and potential constraints in accessing capital or credit if and when needed with favorable terms, if at all;

•	unplanned customer suspensions, cancellations, rate reductions or non-renewals of vessel charters or vessel management contracts, or failures to finalize commitments to charter or manage vessels;

•

delays or non-delivery of vessels subject to purchase, conversion and new construction agreements effective at the time of this offering, including delivery of the remaining vessels from the ECO Acquisitions #2, our SOV/flotel conversion and the MPSV newbuild program;

•	the inability to accurately predict vessel utilization levels and dayrates;

•

the inability to successfully market across various industry applications the vessels that the Company owns, is constructing, is converting, has recently acquired or might acquire, including in traditional energy as well as offshore wind, military and other non-oilfield applications;

•	integration of acquired businesses or vessels, or entry into new lines of business;

•	changing customer demands for vessel specifications, which may make some of our older vessels technologically obsolete for certain customer projects or in certain markets;

•	the operating risks normally incident to our lines of business, including the potential impact of liquidated counterparties;

•	industry over-supply resulting from reactivating currently-stacked vessels;

•	any change in the U.S. government’s procurement policies and practices with regard to the chartering of privately-owned vessels or the management of government-owned vessels by private operators;

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•

an oil spill or other significant event in the United States or another offshore drilling region that could have a broad impact on deepwater and other offshore energy exploration and production activities, such as the suspension of activities or significant regulatory responses;

•

the imposition of laws or regulations that result in reduced exploration and production activities or that increase the Company’s operating costs or operating requirements, including laws and regulations addressing climate change;

•	potential liability for remedial actions or assessments under existing or future environmental regulations or litigation;

•	the impact of existing or future environmental regulations or litigation on our business or customer plans or projects;

•

our ability to achieve, reach or otherwise meet initiatives, plans or ambitions with respect to environmental, social and governance (“ESG”) matters, including mandates imposed by customers or governmental agencies;

•	disputes with customers or vendors;

•	consolidation of our customer base;

•	technological or regulatory changes that shorten the expected useful lives of our vessels;

•	increased regulatory burdens and oversight;

•	administrative, judicial or political barriers to exploration and production activities in Mexico, Brazil or other foreign locations;

•	changes in law or governmental policy or judicial action in Mexico affecting the Company’s Mexican registration of vessels;

•	administrative or other legal changes in Mexican or Brazilian cabotage laws;

•	other legal or administrative changes in Mexico that adversely impact planned or expected offshore energy development;

•	unanticipated difficulty in effectively competing in or operating in international markets;

•	economic, social, tax, geopolitical and weather-related risks;

•	acts of terrorism and piracy;

•	the impact of regional or global public health crises or pandemics, such as the outbreak of the coronavirus (“COVID-19”) pandemic;

•

other issues that may be encountered in expanding the Company’s service offering within its existing government franchise, in the emerging offshore wind industry, and in other non-oilfield applications;

•	the shortage of or the inability to attract and retain qualified personnel, when needed, including licensed vessel personnel for active vessels or vessels the Company may acquire;

•	the repeal or administrative weakening of the Jones Act or adverse changes in the interpretation of the Jones Act;

•	drydocking delays and cost overruns and related risks;

•	vessel accidents, pollution incidents or other events resulting in lost revenue, fines, penalties or other expenses that are unrecoverable from insurance policies or other third parties;

•	the resolution of pending legal proceedings, and any unexpected litigation and insurance expenses;

•	the effects of asserted and unasserted claims and the extent of available insurance coverage;

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•	fluctuations in foreign currency valuations compared to the U.S. dollar;

•	unionization of our workforce;

•	shortages of qualified mariners resulting in increased wages, inability to crew vessels or both;

•	changes in laws impacting licensure or compensation paid to mariners;

•

risks associated with foreign operations, such as non-compliance with, the unanticipated effect of, or unexpected assessments/enforcement actions taken in connection with, tax laws, customs laws, immigration laws, or other legislation that result in higher than anticipated tax rates or other costs, especially in higher political risk countries where we operate;

•	changes to applicable tax laws and regulations could affect our business and future profitability;

•	our ability to use our net operating loss (“NOL”) carryforwards and other tax attributes may be limited;

•	the inability of the Company to refinance or otherwise retire certain funded debt obligations;

•	the potential for any impairment charges that could arise in the future;

•	risks arising from compromises of our data security; and

•	other risks and uncertainties, including those described under “Risk Factors.”

In addition, the Company’s future results may be impacted by adverse economic conditions, such as inflation, deflation, fluctuations in foreign currency exchange rates, supply chain disruptions, lack of liquidity in the capital markets or an increase in interest rates, that may negatively affect it or parties with whom it does business resulting in their non-payment or inability to perform obligations owed to the Company, such as the failure of customers to fulfill their contractual obligations, if and when required.

We have based the forward-looking statements contained in this prospectus primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, results of operations, prospects, business strategy and financial needs. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties, assumptions and other factors described under “Risk Factors” and elsewhere in this prospectus. These risks are not exhaustive. Other sections of this prospectus include additional factors that could adversely affect our business and financial performance. Moreover, we operate in a very competitive environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this prospectus. We cannot be sure that the results, events and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results, events or circumstances could differ materially from those described in, or implied by, the forward-looking statements.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject.

The forward-looking statements made in this prospectus relate only to events as of the date on which such statements are made. We undertake no obligation to update any forward-looking statements after the date of this prospectus or to conform such statements to actual results or revised expectations, except as required by law.

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SUMMARY

This summary highlights selected information contained elsewhere in this prospectus, but it does not contain all of the information that you should consider before deciding to invest in our common stock. You should carefully read the entire prospectus, including the information presented under the section entitled “Risk Factors” and the financial statements and the notes thereto, included elsewhere in this prospectus, before making an investment decision. Some of the statements in the following summary constitute forward-looking statements. See “Special Note Regarding Forward-Looking Statements.” Unless the context otherwise requires, all references in this summary to the “Company,” “Hornbeck,” “HOS,” “we,” “us,” “our” or similar terms refer to Hornbeck Offshore Services, Inc. and its consolidated subsidiaries. Where we present information on an “as-adjusted basis,” it means that such information is presented giving effect to this offering and the use of proceeds therefrom, as reflected in more detail under the captions “Use of Proceeds” and “Capitalization.” Additionally, unless noted otherwise, discussions surrounding our vessels are as of October 31, 2023 and include the one vessel delivered in November 2023 and the two remaining vessels expected to be delivered by December 31, 2023 as part of the ECO Acquisitions #2, but due to supply chain constraints such deliveries could extend into early 2024, as well as two partially constructed Jones Act-qualified MPSV newbuilds to be completed pursuant to our settlement with the Surety, which we expect to be delivered in 2025. Our vessels exclude four OSVs that we operate on behalf of the U.S. Navy.

We have defined certain industry terms used in this document in “Commonly Used Defined Terms” and “Glossary of Terms,” appearing immediately after the Table of Contents to this prospectus.

Company Overview

Hornbeck is a leading provider of marine transportation services to customers in the offshore oilfield market and diversified non-oilfield markets, including military support services, renewable energy development and other non-oilfield service offerings. Since our founding more than 26 years ago, we have focused on providing innovative, technologically advanced marine solutions to meet the evolving needs of our customers across our core geographic regions covering the United States and Latin America. Our team brings substantial industry expertise built through decades of experience and has leveraged that knowledge to amass what we believe is one of the largest, highest specification fleets of Offshore Supply Vessels (“OSVs”) and Multi-Purpose Support Vessels (“MPSVs”) in the industry. Approximately 75% of our total fleet consists of high-spec or ultra high-spec vessels, and we believe we have the number one ultra high-spec market position in the U.S., and the third largest fleet of high-spec and ultra high-spec OSVs in the world, measured by DWT capacity. We own a fleet of 75 multi-class OSVs and MPSVs, 58 of which are U.S. Jones Act-qualified vessels. Our Jones Act-qualified high-spec and ultra high-spec OSVs account for approximately 26% of the total industry supply of such vessels. We opportunistically expand our fleet into new, high-growth, cabotage-protected markets from time to time to enhance our fleet offerings to customers. Our mission is to be recognized as the energy industry’s marine transportation and service Company of Choice® for our customers, employees and investors through innovative, high-quality, value-added business solutions delivered with enthusiasm, integrity and professionalism with the utmost regard for the safety of individuals and the protection of the environment.

Our fleet of 60 OSVs primarily provides transportation of equipment, materials and supplies to offshore drilling rigs, production platforms, subsea construction projects and other non-oilfield applications. Increasingly, given their versatility, our OSVs are being deployed in a variety of non-oilfield applications including military support services, renewable energy development for offshore wind, humanitarian aid and disaster relief, aerospace and telecommunications. Our OSVs differ from other marine service vessels in that they provide increased cargo-carrying flexibility and capacity that can transport large quantities of deck cargoes as well as various liquid and dry bulk cargoes in below deck tanks providing flexibility for a variety of jobs.

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Moreover, our OSVs are outfitted with advanced technologies, including dynamic positioning capabilities, which allows each vessel to safely interface with another offshore vessel, exploration and production facility or an offshore asset by maintaining an absolute or relative position when performing its work.

Our fleet of 15 MPSVs provides commissioning and decommissioning support services, asset construction capabilities, recurring inspection, repair and maintenance services and flotel accommodations. The vessels primarily serve the oil and gas market, with capabilities including the installation of oilfield wellheads, risers, umbilicals, and other equipment placed on the seafloor and other floating production facilities. Further, these vessels are capable of supporting a variety of other non-oilfield offshore infrastructure projects, including the development of offshore windfarms, by providing the equipment and capabilities to support the installation and maintenance of wind turbines and platforms. Because of our ability to serve a diverse set of end markets, MPSV operations are typically less directly linked with the number of active drilling rigs in operation and are therefore less cyclical. Our high- and ultra high-spec OSVs can be contracted alongside our MPSVs on major projects, providing operating efficiencies and pull-through revenue. Most of our MPSVs have one or more deepwater cranes fitted on the deck, deploy one or more Remotely Operated Vehicles (“ROVs”) to support subsea work, and have an installed helideck to facilitate the on-/off-boarding of specialist service providers and personnel. MPSVs can also be outfitted as flotels to provide accommodations, offices, catering, laundry, medical, and recreational facilities to large numbers of offshore workers for the duration of a project. When configured as flotels, our MPSVs have capacities to house up to 245 workers for major installation, maintenance and overhaul projects. Based on overall length and total lifting capacity, the two HOS 400 class MPSVs that are currently under construction are expected to be the largest Jones Act-qualified MPSVs in the market and will have additional capabilities due to their size and sophistication. We are also in the process of converting one of our U.S.-flagged, HOSMAX 280 class OSVs into a dual-use SOV/flotel, which will be capable of providing SOV services to the U.S. offshore wind market. In addition to the services performed by our existing fleet of MPSVs, these three vessels will be equipped with systems that we expect will make them suitable for complex services, including light well intervention and offshore wind farm development, that require larger or more versatile vessels than the fleet of MPSVs currently available in the U.S. market. We expect these three MPSVs to be delivered and placed into active service in 2025.

Our ability to reconfigure or modify vessels in our fleet to meet evolving industry demands and the needs of our customers is critical to our success. This enables us to reconfigure stacked OSVs to service non-oilfield service customers. As offshore activities expand in scope and become increasingly more complex, the demand for high specification, fit-for-purpose equipment and service capabilities has accelerated, creating disproportionate competitive advantages for companies able to adapt vessels and offerings quickly to respond to changing customer needs.

With an average of over 37 years of experience in the marine transportation and service industry and having worked together at Hornbeck for over 20 years, our senior management team has the depth of experience necessary to successfully compete in the offshore vessel business. We have tremendous confidence that both our team and our strategy have been organized in a manner that best positions our Company to effectively execute in this dynamic and demanding operating environment.

Fleet Composition and Operating Regions

Hornbeck owns and operates what we believe is one of the highest specification, most technologically advanced fleets of OSVs and MPSVs in the industry. Our fleet of 75 vessels primarily operates across our core geographic markets of the United States and Latin America. We predominantly serve our oilfield customers in the U.S. GoM, the Caribbean, Northern South America and Brazil, while our vessels primarily serve our non-oilfield customers from the East and West Coasts of the United States and in the U.S. GoM. We operate our Mexican-flagged vessels across the Caribbean and Northern South America when not operated in Mexico,

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as well as in other international markets, utilizing a highly-skilled workforce of Mexican mariners that have been trained in our safety systems and culture. A map illustrating our core geographic markets as of October 31, 2023 is below:

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OSV Fleet

The following table illustrates our fleet of OSVs and the nations in which they are flagged as of October 31, 2023:

Vessel Class	U.S.	Mexico	Vanuatu	Brazil	Avg DWT	Total in Class

HOSFLEX 370	2	—	—	—	7,886	2
HOSMAX 320	9	1	—	—	6,052	10
HOSMAX 310	3	—	—	1	5,990	4
HOSMAX 300	2	4	—	—	5,489	6

HOSMAX 280	12(1)	1	1	—	4,669	14
HOS 270	—	2	—	—	3,803	2
HOS 265	3	—	—	—	3,677	3

HOS 250	3	—	—	—	2,713	3
HOS 240	12	2	—	—	2,712	14
HOS 200	—	2	—	—	1,729	2

Total Owned OSVs	46	12	1	1	—	60(3)

USN T-AGSE	4	—	—	—	DP-2	4(4)

Total Operated OSVs	50	12	1	1	—	64

(1)	Includes the one OSV delivered in November 2023 and the two remaining OSVs expected to be delivered in the next several months through the ECO Acquisitions #2 as of such date.
(2)	Includes mid-spec vessels and low-spec vessels.
(3)	Includes 21 stacked vessels, comprised of two HOS 200s, 13 HOS 240s, three HOS 250s, two HOS 265s, and one HOSFLEX 370.
(4)	Includes four OSVs owned by the U.S. Navy, for which we provide ongoing operation and maintenance services.

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MPSV Fleet

The following table illustrates our fleet of MPSVs and the nations in which they are flagged as of October 31, 2023:

Vessel Class	U.S.	Mexico	Vanuatu	DP Class	Total in Class

HOS SOV/FLOTEL(1)	1	—	—	DP-2	1

HOS FLOTEL	1	—	—	DP-2	1

HOS 430	—	1	1	DP-3	2

HOS 400(2)	2	—	—	DP-2	2

HOS 310/310ES	4	—	—	DP-2	4

HOS 250/265	1	1	—	DP-2	2

HOS 250	1	—	—	DP-2	1

HOS 240	2	—	—	DP-2	2

Total MPSVs	12	2	1		15
(1)	Includes one HOSMAX 280 OSV currently being converted into a dual-use SOV/flotel vessel.
(2)	Includes two partially constructed Jones Act-qualified MPSV newbuilds to be completed pursuant to our settlement with the Surety, which we expect to be delivered in 2025.

Jones Act and other cabotage laws

Our U.S.-flagged vessels are all Jones Act-qualified. The majority of our U.S. operations are subject to the provisions of the Jones Act which, subject to limited exceptions, restricts maritime transportation of merchandise between points in the U.S. to vessels that are: (a) built in the United States; (b) registered under the U.S. flag; (c) crewed by U.S. citizens or lawful permanent residents; and (d) owned and operated by U.S. citizens within the meaning of the Jones Act. Mexico and Brazil each have their own cabotage laws that provide varying levels of insulation from foreign sources of competition that may be unwilling to contribute capital or otherwise satisfy local ownership, crewing, tax and/or build requirements. In 2023, maritime regulators in Mexico implemented new approaches in their oversight of Navieras that historically have permissible levels of non-Mexican ownership, such as ours. As a result, we took legal action in Mexico to preserve our cabotage privileges there. While a stay has been issued and we plan to prosecute our claim seeking permanent reinstatement of our Mexican cabotage privileges, we nevertheless elected to move most of our Mexican-flagged vessels into various non-Mexican international markets utilizing our highly-skilled Mexican mariners and shore-based employees. We expect that these vessels will have the opportunity to work in Mexico as the regulatory landscape for Navieras with non-Mexican ownership stabilizes. These cabotage-protected markets create meaningful barriers to entry for foreign-flagged vessels. Based on data provided by S&P Global Commodity Insights by S&P Global Inc., and compiled by the Company, the supply of Jones Act-qualified vessels is limited as there are only 82 active high- and ultra high-spec Jones Act-qualified OSVs in the U.S. GoM as of as of September 11, 2023. Of this limited supply, Hornbeck owns 22% of the market, representing the second largest such fleet in the industry.

Customer Markets

The OSV and MPSV market has expanded rapidly since the 1970s, driven initially by growing offshore oil and gas production and more recently supported by diversified non-oilfield customer markets including military support services, renewable energy development and other non-oilfield service offerings. In response to changing market conditions and customer demand, we regularly transfer vessels between our core geographic areas and

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adapt equipment and features of vessels to best meet potential revenue opportunities. Each customer market has specialized service needs and vessel requirements. For the nine months ended September 30, 2023, approximately 50% of our revenues were attributed to oil and gas drilling support activities. The remaining approximately 50% of our revenues were generated away from the drill bit, comprised of approximately 31% coming from oilfield specialty activities, including offshore construction and equipment installation, as well as decommissioning and plugging and abandonment work; approximately 17% coming from military support services and Humanitarian Aid and Disaster Relief (“HADR”); and approximately 2% coming from other non-oilfield support services, including offshore wind development, construction and support services. As we continue to diversify our customer markets, we expect the non-oilfield markets to contribute a greater portion of revenues in the future.

Oilfield Services

We predominately serve our oilfield customers in the U.S. GoM, the Caribbean, Northern South America and Brazil. Our vessels provide support to offshore oil and gas exploration and production companies in two key areas: (i) oilfield drilling support and (ii) oilfield specialty services. Drilling support provides services that are specifically related to offshore drilling and production activities. This includes the transportation of drilling equipment, such as wellheads and drill pipe, as well as drilling fluids and other bulk products used in the development of new exploration wells and their subsequent production activities. Oilfield specialty services support ongoing or recurring oilfield activities, such as equipment installation services, IRM, flowback, well testing, pipeline flushing, decommissioning, and worker accommodations and transportation. In combination, we offer our oilfield customers a comprehensive range of vessel types and service offerings that cover the entire value chain of offshore hydrocarbon development. Additionally, we operate a port facility located in Port Fourchon, Louisiana, where we are able to stage equipment and cargos in support of such services and can also perform some of our own maintenance, outfitting and other in-the-water shipyard repair activities.

Non-Oilfield Services

Military Support Services

Since our inception, we have been a prominent, private sector service provider to the U.S. military by delivering vessels that support their readiness and security. We support our government customers in two key service offerings primarily from the East and West Coasts of the United States. We provide ongoing operation and maintenance of four highly specialized OSVs (which we previously developed, constructed, and sold to the U.S. Navy) via a long-term Operations & Maintenance (“O&M”) contract. We also own, operate, and charter vessels that provide submarine supply services, rescue and recovery capabilities, transportation services and training drills. Our military service capabilities are an accelerating component of our service portfolio and military support is a customer market that is of particular importance given the stability provided by the U.S. government’s desire to execute long-term service agreements with qualified private contractors. We have received approximately $53.6 million, $65.6 million and $77.1 million of revenue for military support services for the years ended 2021 and 2022 and for the nine months ended September 30, 2023, respectively.

Renewable Energy

Renewable energy, and particularly offshore windfarms and infrastructure, is in its early stage of development in the U.S. and represents an emerging market for our services. Certain of the development and maintenance aspects of U.S. offshore windfarms will require the use of U.S.-flagged, Jones Act-qualified, high specification vessels, which we are well-positioned to offer our services. We believe that vessels such as ours will be critical across all stages of the offshore windfarm development cycle, including installation support, geophysical survey, vessel support for testing and operations maintenance and repair. Offshore wind development and associated services represent a potential high-growth customer market for our business and our growing involvement positions our business to actively participate in the alternative energy market.

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Other Non-Oilfield Services

The versatility of our vessels allows us to support communities in our core geographic areas by providing other non-oilfield services, including humanitarian aid and disaster relief, and service to the aerospace and telecommunications industries. For example, our fleet can support oil spill relief, hurricane recovery, vessel salvage and a broad range of search and rescue operations by deploying vessels to high-need areas in response to natural disasters or crises and providing those affected with lifesaving supplies and equipment. Additionally, our vessels are equipped to support aerospace launches that call for rocket component landing and recovery capabilities.

Collectively, our oilfield and non-oilfield customer markets provide a diverse platform from which we can leverage the capabilities of our vessels and creatively deploy them with customers to serve new markets or high-need service areas. We believe that the diversification benefits that come from servicing a broad range of customers reduces the potential variability in our operating performance.

Industry Overview

Offshore Exploration and Production

Over the last three decades, the offshore oil and gas industry has undergone significant technological change, marked by an ability to explore and produce hydrocarbons in deep and ultra-deepwater regions. These areas contain some of the largest hydrocarbon reserve deposits anywhere in the world with inventory that is expected to last decades.

Most deepwater offshore drilling activity is concentrated in the U.S. GoM, South America (largely dominated by Brazil and more recently, Guyana) and West Africa. Based on Rystad industry data as of September 2023, approximately 74% of global deepwater hydrocarbons are located in the GoM and South America. Moreover, per the Bureau of Safety and Environmental Enforcement (“BSEE”), average deepwater well depths have been on an upward trajectory creating significant demand for high- and ultra high-spec OSVs and MPSVs, which are well-positioned to service larger, more remote projects given their greater storage capacities, larger deck space, and industry-leading technologies.

We expect offshore drilling activity to accelerate through 2025. Offshore activity is economically advantaged with low breakeven prices. Based on Rystad industry data as of September 2023, nearly 90% of offshore 2P reserves are economic when crude oil prices are at or below $40.00 per barrel, a level well below 2023 year-to-date prices. As a result, offshore activity is expected to accelerate and Rystad forecasts that offshore rig counts in Hornbeck’s core markets will increase approximately 19% through 2026. Contracted drilling rigs that provide exploration and drilling services to major exploration and development companies are a key leading indicator to OSV demand as each rig working to drill a well requires several OSVs to service it with equipment and supplies. The number of OSVs required to support a drilling rig depends on many factors including the type of drilling activity, the development stage of the well, and the location of the rig. Typically, during the initial drilling stage, more OSVs are required to supply drilling mud, drill pipe, and other materials than at later stages in the drilling cycle. On average, and based on recent trends in active offshore drilling rigs and OSVs, we believe a typical offshore drilling rig requires approximately three to four OSVs to provide ongoing services at any one time with select areas such as Brazil and the Caribbean generally requiring a greater number of OSVs per drilling rig due to greater logistical challenges in those markets resulting in longer vessel turnaround times.

Our fleet of vessels provides logistics support and specialty services to the offshore oil and gas exploration and production industry, primarily in the U.S. GoM, the Caribbean, Northern South America and Brazil, as well as non-oilfield specialty services for the U.S. military and other non-oilfield service customers primarily in the U.S. GoM and from the East and West Coasts of the United States. The United States, Mexico and Brazil have strict cabotage laws that provide us varying levels of insulation from foreign sources of competition that may be

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unwilling to contribute capital or otherwise satisfy local ownership, crewing, tax and/or build requirements. We have vessels flagged in each of these jurisdictions and, due to treaties or other legal benefits, we are regularly able to move vessels and/or crews among these jurisdictions.

Below are more detailed descriptions of the industry dynamics impacting our core Oilfield Services operating markets:

U.S. GoM

The U.S. GoM continues to be a world-class basin, attracting significant capital from exploration and production companies. Based on Rystad industry data, U.S. GoM offshore rig counts have increased from 16 to 21 rigs from 2021 to 2023 and are expected to remain range-bound between 20 and 22 rigs through 2027. Similarly, U.S. GoM offshore well counts are expected to increase every year from 2023 through 2027 with an average CAGR of approximately 4.5%. Due to higher cost, greater complexity and longer equipment and permitting lead times compared to conventional onshore drilling, offshore projects are characterized by long cycle planning and investment. This dynamic results in greater stability and resilience through commodity price cycles. Historically, onshore rig counts are more variable during periods of commodity price volatility than offshore rig counts.

The increased focus on the need for low carbon-intensity production has also highlighted the importance of the GoM and its lower global greenhouse gas (“GHGs”) emissions intensity (CO2e/kboe) relative to other global offshore basins. According to Wood Mackenzie’s Emissions Benchmarking Tool, U.S. Gulf of Mexico Deepwater’s weighted average emissions intensity in 2023 is 8.49 tCO2e/kboe compared to a global weighted average of 20.22 tCO2e/kboe. As a result, we believe that the GoM will continue to be an area of increased investment and production by many of the large oil and gas producers.

Brazil

Based on Rystad industry data, Brazil is expected to receive the most deepwater oil and gas investment worldwide between 2024 and 2027. Brazil has seen a significant increase in investment in its upstream resources from private exploration and production companies since the 2014 downturn, when state oil company Petrobras began selective asset sales to address its balance sheet issues. Supported by the current oil price environment, many large international oil companies as well as local independents are investing in deepwater exploration and development activities. Additionally, Petrobras has publicly announced plans to spend approximately $65 billion on exploration and production activities from 2023 through 2027.

Based on Rystad industry data, the offshore rig count in Brazil is forecasted to increase to 30 rigs in 2024, a 20% increase from current levels. In addition, Rystad industry data anticipates rig count levels remaining above 2024 levels through at least 2027. The increase in activity will likely require additional vessels to mobilize to the area to support this increased drilling activity. As of October 31, 2023, four U.S. Jones Act high- and ultra high-spec vessels have relocated from the U.S. GoM to Brazil in order to fulfill the current demand in the region.

Caribbean and Northern South America

The Caribbean and Northern South America are developing markets for deepwater exploration and production. Activity in the region is primarily focused in the Guyana-Suriname basin, but also includes Colombia, Trinidad and occasionally other Caribbean islands. Due to the proximity to the U.S. GoM and the

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Mexico GoM and the offshore operating environment, high-spec and ultra high-spec U.S.-flagged and Mexico-flagged OSVs are ideally suited to serve customers in this region. Currently, over 50% of the OSVs operating in the area are U.S.-flagged.

Since the discovery of the Liza-1 well in 2015, the Guyana-Suriname basin has become one of the fastest growing deepwater exploration markets in the world. In April of 2022, ExxonMobil announced the final investment decision, or FID, for the Yellowtail development offshore Guyana, which was the fourth, and largest, project in the Staebroek Block. The total investment is expected to reach $12 billion and deliver a daily output of 250,000 barrels a day. According to published data from Hess Corporation as of March 2023, ExxonMobil’s partner in the Yellowtail development, the Staebroek Block’s gross discovered recoverable resource estimate is more than 11 billion barrels of oil equivalent. Other operators, such as TotalEnergies, have announced plans to invest in the region with a FID for Block 58 in Suriname expected to be approved in 2023.

As of October 31, 2023, there were eight offshore rigs operating in this region. According to Rystad industry data, this number is expected to increase to nine offshore rigs and remain at this increased level through at least 2027. These activity levels will require additional vessels to mobilize to the area to support drilling activity. We believe that additional U.S.-flagged vessels are well-suited to support these new drilling programs. As of October 31, 2023, 19 U.S. Jones Act high- and ultra high-spec vessels have relocated from the U.S. GoM to the Caribbean and South America in order to fulfill the current demand in this region.

Non-Oilfield Services

Beyond Oilfield Services, our vessels are actively involved in the support of critical offshore activities in our core geographic regions, including military services, renewable energy development and other non-oilfield service offerings. As of October 31, 2023, 15 U.S. Jones Act-qualified high- and ultra high-spec vessels were working in military, offshore wind, aerospace or other industries. These non-oilfield markets have had a material impact on an already tight U.S. Jones Act market. Below are more detailed descriptions of the industry dynamics within each of those customer markets:

Military Support Services

The United States has relied on private vessel owners and operators comprising the U.S. Merchant Marine to provide vessels that support U.S. military readiness and security, as well as peacetime and wartime services. We provide such support primarily from the East and West Coasts of the United States. The use of specialized vessels, including OSVs and MPSVs, has increased as the broad utility of these vessels has been recognized by government customers, particularly the U.S. Navy. We believe the opportunities for additional military use could include:

•	Service offerings for the U.S. Special Operations Command, the organization tasked with overseeing the various special operations of the U.S. Army, Marine Corps, Navy and Air Force;

•	O&M contract opportunities; and

•	Operational support for a growing fleet of U.S. Navy vessels.

Military support services represent a tremendous growth opportunity beyond the oilfield. Military business provides a diversified customer market that counterbalances oilfield volatility and generally comes with longer tenor contracts (generally more than three years). We continue to grow our military support services offerings and expect them to continue to grow in the future.

Renewable Energy Development

The offshore wind market is in its early stage of development and shows potential as an emerging market for our services in the U.S. GoM, as well as certain areas on the East and West Coasts of the United States. Field

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surveying, construction and operation for offshore wind require many of the core competencies and vessel specifications used in oilfield services, creating opportunities for legacy oilfield vessel providers to service this market. Moreover, many of the wind farms developed in domestic U.S. waters will require Jones Act-qualified vessels thereby creating cabotage protections for this work.

Vessel requirements for offshore wind development typically span three distinct phases:

•	Pre-Construction Surveying: This phase of development requires surveying vessels to ascertain sea bottom, sea state, and wind conditions, as well as site clearing for potential project development.

•

Construction and Installation: This phase of development is the most vessel intensive and will require service vessels to execute and support a range of tasks including foundation, monopile, and wind turbine installations, cable laying, installation of electrical transmission lines between field units and the onshore/offshore electric grid, and the transportation and housing of construction and installation crews, among others.

•

Ongoing Service and Maintenance: This phase will require vessels to provide ongoing service and maintenance to offshore wind infrastructure assets including crew and equipment transfers, asset retrofitting and replacement, and ongoing infrastructure monitoring services.

The U.S. offshore wind market is forecasted to grow. In 2021, the Biden Administration released its Offshore Wind Energy Strategy outlining its goal of deploying 30 gigawatts of offshore wind in the United States by 2030. Based on the DoE Report, estimated installations of U.S. offshore wind assets are expected to accelerate from approximately 130 megawatts in 2023 to approximately 6,500 megawatts in 2027. According to the BOEM, 59 wind energy lease areas have been identified along U.S. coastlines and the Great Lakes with more than 50 locations already having named lease holders. Of that, 21 offshore wind projects have already been sanctioned along the U.S. East Coast with more expected as the U.S. economy attempts to transition its energy mix to a higher percentage of renewable energy sources. Additionally, five lease sales on the West Coast of the United States are expected to require floating installation capabilities and vessels which Hornbeck’s fleet is capable of providing.

Other Non-Oilfield Services

We have multiple areas of growth in other non-oilfield services including:

•

Humanitarian Aid and Disaster Relief: Because of the versatility of our vessels, we are often contracted as part of the response to an offshore crisis, including as service support for the Federal Emergency Management Agency. In the past, we have supported oil spill relief, non-oilfield hurricane relief, aircraft disasters, vessel and other equipment salvage and other post-disaster recovery efforts.

•

Aerospace: Our vessels are equipped to support aerospace launches that call for rocket component landing and recovery capabilities. In addition, we have supported the aerospace industry through vessel crewing and other vessel management agreements.

•	Telecommunications: Our vessels can also be retrofitted to support the installation, testing and retrieval of fiber optic cable.

Our Competitive Strengths

Leading presence in the United States and Latin America

Hornbeck was established in 1997 and has one of the most capable and high-spec fleets of vessels in the industry. Based on data provided by S&P Global Commodity Insights by S&P Global Inc., and compiled by the

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Company, we believe that our fleet of 41 high-spec and ultra high-spec OSVs, totaling 217,184 in DWT capacity, represents 6.9% of the 3,169,468 total DWT of such vessels in the world, making Hornbeck the third largest fleet out of 163 companies that own and operate high-spec and ultra high-spec OSVs worldwide. Furthermore, we believe that our fleet of 16 U.S.-flagged ultra high-spec OSVs, totaling 99,026 in DWT capacity, represents the largest fleet of such vessels in the GoM measured by DWT capacity. Additionally, we are one of the top operators of OSVs, based on DWT, in each of our two core geographic markets, which include 2,041,794 DWT and constitute 39.8% of the global supply of 5,126,550 DWT. Our 46 U.S.-flagged OSVs, totaling 206,806 in DWT capacity, comprise the second largest fleet of technologically advanced, OSVs qualified for work in the U.S. GoM under the Jones Act. As of October 31, 2023, our active fleet of OSVs and MPSVs consisted of (i) 18 U.S.-flagged OSVs and seven MPSVs in the U.S. GoM, (ii) four OSVs and one MPSV in the U.S. Atlantic, (iii) one OSV and two MPSVs in the U.S. Pacific, (iv) five OSVs in offshore Brazil, (v) four OSVs and one MPSV in the Caribbean and Northern South America and (vi) one OSV in offshore Africa. We believe that having scale in our core markets with the flexibility to transfer vessels among regions benefits our customers and provides us with operating efficiencies.

Large and diverse fleet of technologically advanced high-spec vessels

Over the past 26 years, we have assembled a multi-class fleet of 60 OSVs and 15 MPSVs. Since 2014, we have focused on expanding our line of high-spec and ultra high-spec vessels, increasing our fleet of such vessels from 41% of our fleet in 2014 to 75% of our fleet in 2023. These high-spec and ultra high-spec vessels incorporate sophisticated technologies, are designed specifically to operate safely in complex and challenging environments and are equipped with specialty equipment and other features to respond to the needs of our customers through the project development and operation lifecycle. These technologies include dynamic positioning, roll reduction systems and controllable pitch thrusters, which allow our vessels to maintain position with minimal variance, and our cargo handling systems, which permit high volume transfer rates of liquid mud and dry bulk materials. In addition, we are able to outfit our vessels with specialty equipment and certain features as needed for specific projects. The greater fuel efficiency, larger carrying capacity size, advanced mud-handling systems and other high-spec features that reduce project downtime create a compelling value proposition. As a result, we believe that we earn higher average day-rates when compared to our competitors. According to industry data from Fearnley Offshore Supply, our average dayrates were 58%, 87%, and 48% higher than those of comparably sized vessels owned by other operators in 2021, 2022, and the nine months ended September 30, 2023, respectively.

Strong market position due to qualification under the Jones Act and favorable sector tailwinds

As a leader in marine transportation services to the offshore oilfield industry, we believe Hornbeck is well-positioned to capitalize on favorable industry conditions for significant growth opportunities, particularly in offshore wind development and support services to the U.S. military on the East and West Coasts of the United States. The United States has strict cabotage laws that provide some insulation from foreign sources of competition. In addition, the U.S. high-spec and ultra high-spec vessel supply is highly restricted with long lead times for new construction. High newbuild costs result in unfavorable economics for newbuilds, which is exacerbated by limited pools of available capital to make investments into new fleet construction. We believe our reputation for high-quality, safe and reliable operations, complex problem solving, operational flexibility, and world-class vessels allows Hornbeck to compete effectively for and retain qualified mariners, which positions Hornbeck for long-term sustainable growth in a tight labor market. In addition, our robust offering of services, ranging from initial construction to decommissioning, has allowed us to compete effectively and remain a trusted service provider for active offshore companies as well as the U.S. military.

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Successful track record of strategic vessel acquisitions

We have built our fleet through a combination of new builds and strategic acquisitions from other operators. Our management team’s extensive naval architecture, marine engineering and shipyard experience has enabled us to quickly integrate newly acquired vessels into our fleet and retrofit them to meet our quality standards and customer needs cost-effectively. From time to time, we consider opportunistic acquisitions of single vessels, vessel fleets, and businesses that strategically complement our existing operations to enable us to grow our business and better serve our customers. Since 2017, we have successfully completed and have agreements to acquire 19 vessels, 12 of which are currently operating as part of our high-spec fleet and seven of which are yet to be placed in service or delivered.

Diversified service offerings and customer markets provide stability to cash flows

We have well-established relationships with leading oilfield and non-oilfield companies and the U.S. government and believe such relationships are in part maintained because of our diversified service offerings in the oilfield and non-oilfield customer markets. Our diversified service offerings allow us to pivot based on our customers’ needs and gives our customers confidence to commit to longer-term contracts for our services, which provides us with cash flow stability. Additionally, these large, integrated customers are financially stable and can better withstand economic or market downturns in a volatile market, and we believe maintaining relationships with these customers will ultimately result in better visibility to vessel utilization and greater liquidity for us in the future.

Experienced management team with proven track record

Our founder-led executive management team has an average of over 37 years of domestic and international marine transportation industry-related experience and has worked together at the Company for over 20 years. Our team is comprised of individuals with extensive, global experience with backgrounds across many diverse fields including engineering, project management, military service, finance, accounting and corporate leadership. We believe that our team has successfully demonstrated its ability to grow our fleet through new construction and strategic acquisitions and to secure profitable contracts for our vessels in both favorable and unfavorable market conditions in domestic and foreign markets.

Attractive growth opportunities

Our fleet of technologically advanced high-spec and ultra high-spec vessels is increasingly being deployed to serve the accelerating needs of the U.S. Military, renewable energy, and aerospace industries. These high-growth markets require U.S.-flagged Jones Act-qualified vessels, which can be custom tailored to address a broad spectrum of services. For these applications, our vessels are typically contracted for greater than three years, providing a counter-balance to cyclicality experienced in our oilfield segments.

Our Strategy

Leverage our geographic presence in the United States and Latin America and grow industry leading service capabilities

We have strategically chosen to focus our efforts in two core geographic markets, the United States and Latin America. While the U.S. GoM will continue to be a priority for us, in recent years we expanded our presence in each of the Mexico GoM, the East and West Coasts of the United States, the Caribbean, Northern South America and Brazil as we anticipate long-term growth in those markets. Given the relative proximity of these markets, we are able to readily move such vessels among them to retain flexibility to relocate those vessels back to U.S. GoM. We believe this will allow us to conduct a more thorough on-going alternative analysis for

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vessel deployments among such markets and, thus, better manage our portfolio of contracts to enhance dayrates and utilization over time as contracting opportunities arise. Our Jones Act-qualified high-spec and ultra high-spec OSVs account for approximately 26% of the total industry supply of such vessels. Our vessels have been adapted to operate in a range of oilfield specialty configurations, including flotel services, extended-reach well testing, seismic, deepwater well stimulation, other enhanced oil recovery activities, high pressure pumping, deep-well mooring, ROV support, subsea construction, installation, IRM work and decommissioning services. We are also growing our diverse non-oilfield specialty services, such as military applications, offshore wind farms, oceanographic research, telecommunications, and aerospace projects.

Pursue differentiated customer offerings to optimize utilization and free cash flow generation

We seek to balance and diversify our service offerings to customers, to optimize our vessel utilization and stabilize our free cash flow generation. For example, in addition to our long-term charters in oilfield services and with military and renewable energy customers that contribute to contracted backlog and provide utilization stability, we also seek out short-term charters such as spot oilfield services that typically have higher dayrates. This contracting strategy balances our financial profile between longer-term charters and the flexibility to capture current market dayrates for a portion of our fleet. Our current contracting approach allows us to consistently perform well against our OSV peers when comparing average OSV dayrates and gross margins. The flexibility of our vessel capabilities is designed to optimize our utilization and allows us to pivot in response to market conditions and customer needs, which can lead to more stable free cash flow generation.

Apply existing, and develop new, technologies to meet our customers’ vessel needs and expand our fleet offerings

Our in-house engineering team has been instrumental in applying existing, and developing new, technologies that meet our customers’ vessel needs and provide us with the opportunity to enter new customer markets. For instance, our OSVs and MPSVs are designed to meet the higher capacity and performance needs of our oilfield clients’ increasingly complex drilling and production programs and the diverse needs of our U.S. military, renewable energy and humanitarian aid and disaster relief customers. Further, we are able to reconfigure or retrofit existing assets with existing or new technology to participate in new customer markets such as offshore wind, aerospace and telecommunications. Specifically, we are currently deploying capital to upgrade certain of our vessels to dual service capabilities to better service the oilfield services market as well as the emerging offshore wind market. We remain committed to applying existing and developing new technologies to maintain a technologically advanced fleet that will enable us to continue to provide a high level of customer service and meet the developing needs of our customers.

Focus on selective acquisitions that are strategically and financially accretive

We seek to opportunistically grow our fleet through strategic and financially accretive acquisitions. Our screening criteria focuses on expanding the depth and breadth of our fleet mix as well as diversifying service offerings in our core markets. From time to time, we consider opportunistic acquisitions of single vessels, vessel fleets, and businesses that strategically complement our existing operations to enable us to grow our business and better serve our customers. For example, we recently entered into definitive vessel purchase agreements to acquire 12 high-spec OSVs, which we refer to as the ECO Acquisitions.

Maintain a conservative balance sheet, disciplined growth, and robust free cash flow generation through cycles

We adhere to financial principles designed to maintain a conservative balance sheet, disciplined growth, and robust free cash flow generation. Our balance sheet strategy targets less than 1.0x leverage with ample excess liquidity available to withstand industry cycles or take advantage of disciplined growth opportunities.

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Our growth strategy involves a disciplined screening of opportunities for differentiated assets that create competitive advantages and is focused on returns and payback periods. Our cash flow generation abilities are centered around maintaining flexible costs and lean organizational structures that seek efficiencies through continuous operational improvement and working capital management.

Continued commitment to sustainability and safety

Safety is of great importance to us and offshore operators due to the environmental and regulatory sensitivity associated with offshore drilling and production activity and wind development. We believe certain of our efforts, such as adopting shipboard energy efficiency management plans, installing emission monitoring systems and pursuing other operational efficiencies, have been successful, allowing us to meet our customers’ needs while supporting our efforts to reduce our emissions of GHG. Additionally, since 2020, our focus on safely addressing operational risk has contributed to maintaining an industry-low total recordable incident rate. Our most recent 5-year average Total Recordable Incident Rate (“TRIR”) was 0.10, outperforming peer averages from the International Marine Contractors Association (“IMCA”) and International Support Owners Association (“ISOA”). Further, in addition to industry standard certifications, as part of our commitment to safety and quality, we have voluntarily pursued and received certifications and classifications that we believe are not generally held by other companies in our industry. We believe that customers recognize our relentless commitment to safety, which contributes to our positive reputation and competitive advantage.

Recent Developments

Resumption of MPSV Newbuild Construction

In October 2023, the Company entered into a final settlement agreement with the Surety and Gulf Island. Pursuant to the settlement agreement, Gulf Island released all claims asserted against the Company and the Company released its claims against Gulf Island and the Surety. Further, the Surety agreed to take over and complete the construction of the two U.S.-flagged, Jones Act-qualified, HOS 400 class MPSVs at a shipyard acceptable to the Company. The Company is obligated to pay only the remaining portion of the original shipyard contract price for the two MPSVs, which amounts to $53.8 million in the aggregate. The Surety is required to cure all defaults of Gulf Island and pay all completion costs in excess of the $53.8 million remaining contract price, excluding approved change orders. The Company expects to incur an additional $30.0 million in the aggregate for discretionary enhancements to add secondary cranes to both vessels. Pursuant to the settlement, the Surety is required to deliver both MPSVs in 2025.

Repayment of Replacement First Lien Term Loans

In August 2023, the Company fully repaid the $68.7 million outstanding principal balance of the Replacement First Lien Term Loans and terminated the First Lien Credit Agreement. As a result, the Company recorded a $1.2 million loss on early extinguishment of debt, primarily related to the write-off of associated deferred issuance costs and original debt issue discount.

ECO Acquisitions

ECO Acquisitions #1

On January 10, 2022, the Company entered into definitive vessel purchase agreements with certain affiliates of ECO to acquire up to ten high-spec, 280 class DP-2 OSVs for an aggregate price of $130.0 million. In November 2022, ECO exercised an option to terminate the vessel purchase agreements relating to the last four vessels. ECO refunded initial deposits of $1.5 million in the aggregate and paid an additional amount equal to such deposits as a termination fee. After accounting for such terminations and certain purchase price adjustments,

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the aggregate purchase price for the ECO Acquisitions #1 was $82.4 million. Pursuant to the purchase agreements, final payment and the transfer of ownership of each of the vessels occurred on the date of delivery and acceptance for such vessel following the completion of reactivation and regulatory drydockings by ECO. The Company took delivery of the first four vessels between May and December 2022. The Company took delivery of the remaining two vessels from ECO in April and August 2023, respectively.

As of September 30, 2023, the Company had paid $82.2 million on the original purchase price and $1.7 million in purchase price adjustments associated with discretionary enhancements of the ECO Acquisitions #1 vessels, prior to the effect of the $1.5 million termination fee paid by ECO. In addition, the Company had incurred $4.2 million of costs associated with additional outfitting of the six vessels through the third quarter of 2023. The Company expects to incur an additional $0.6 million related to post-closing modifications of the sixth vessel during the fourth quarter of 2023. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Capital Expenditures.”

ECO Acquisitions #2

On December 22, 2022, the Company executed a controlling purchase agreement with Nautical. Pursuant to the controlling purchase agreement, the Company subsequently entered into separate, individual vessel purchase agreements to acquire six high-spec OSVs from Nautical for $17.0 million per vessel. The Nautical vessels are U.S.-flagged, Jones Act-qualified, 280 class DP-2 OSVs with cargo-carrying capacities of circa 4,750 DWT. Nautical is required to complete regulatory drydocking and reactivation activities for each vessel prior to closing. Payment of 10% of the purchase price for each vessel has been paid upon arrival of such vessel to the shipyard and the remaining 90% has been or will be paid at closing and delivery of each vessel. The closing of the vessel purchases has occurred or will occur one at a time in serial deliveries and is expected to be completed by December 31, 2023, but due to supply chain constraints such deliveries could extend into early 2024. In addition to the aggregate purchase price of $102.0 million, the Company expects to incur an additional $9.3 million related to the outfitting and discretionary enhancement of these six vessels.

During the third quarter of 2023, the Company took delivery of the first two vessels and paid $15.3 million each for the remaining 90% of the original purchase price and $0.2 million per vessel for purchase price adjustments related to discretionary enhancements completed in the shipyard by Nautical. As of September 30, 2023, the Company had paid $40.8 million toward the original purchase price and $0.4 million in purchase price adjustments associated with discretionary enhancements for the ECO Acquisitions #2 vessels. In addition, the Company had incurred $2.3 million of costs associated with additional outfitting of the six vessels through the third quarter of 2023.

In October 2023, the Company took delivery of the third vessel and paid $15.3 million for the remaining 90% of the original purchase price and $0.1 million for purchase price adjustments related to discretionary enhancements. As of October 31, 2023, the Company expected to incur the remaining purchase price of $45.9 million and $6.9 million related to additional outfitting and discretionary enhancements during the fourth quarter of 2023 with respect to the one vessel delivered in November 2023 and assuming the remaining two vessels are delivered by December 31, 2023.

Ongoing Acquisition/Investment Activities

We regularly evaluate additional acquisition opportunities and frequently engage in discussions with potential sellers. We are currently focused on pursuing acquisition opportunities that will further diversify our vessel holdings and the specialty services we offer. The timeline required to negotiate and close on any one or more acquisition opportunities is at times unpredictable and can vary greatly.

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Our acquisitions may require material investments and could result in significant modifications to our capital plans, both in the aggregate amount of capital expenditures to be made and a reallocation of capital. Our acquisitions (including the ECO Acquisitions) are typically made for a purchase price which historically we have funded with a combination of borrowings, cash generated from operations and debt and/or equity issuances.

We typically do not announce a transaction until after we have executed a definitive agreement. In certain cases, in order to protect our business interests or for other reasons, we may defer public announcement of a transaction until closing or a later date. Past experience has demonstrated that discussions and negotiations regarding a potential transaction can advance or terminate in a short period of time. Moreover, the closing of any transaction for which we have entered into a definitive agreement may be subject to customary and other closing conditions, which may not ultimately be satisfied or waived. Accordingly, we can give no assurance that our current or future acquisition or investment efforts will be successful.

Risk Factors Summary

Our business is subject to numerous risks and uncertainties, including, but not limited to, those highlighted in the section titled “Risk Factors” and summarized below. We have various categories of risks, including risks relating to our business; risks relating to legal, regulatory, accounting and tax matters; risks relating to our indebtedness; and risks relating to this offering and ownership of our common stock, which are discussed more fully in the section titled “Risk Factors.” As a result, this risk factor summary does not contain all of the information that may be important to you, and you should read this risk factor summary together with the more detailed discussion of risks and uncertainties set forth in the section titled “Risk Factors.” These risks include, but are not limited to, the following:

Risks Relating to Our Business

•

We derive substantial revenues from companies in the oil and natural gas exploration and production industry, which is a historically cyclical industry with levels of activity that are directly affected by the levels and volatility of oil and natural gas prices.

•	Our operations may be impacted by changing macroeconomic conditions, including inflation.

•	Ongoing and future acquisitions by us may create additional risks.

•	We must continue to comply with the Jones Act’s citizenship requirements.

•

Imposition of laws, executive actions or regulatory initiatives to restrict, delay or cancel leasing, permitting or drilling activities in deepwaters of the U.S. or foreign countries may reduce demand for our services and products and have a material adverse effect on our business, financial condition or results of operations.

•	We may not be able to complete the construction of our remaining two newbuilds and may experience delays related to such newbuilds.

•	We operate in a highly competitive industry.

•	In addition to industry concentrations, we have certain customer concentrations, and the loss of a significant customer would adversely impact our financial results.

•	The early termination of or inability to renew contracts for our vessels could have an adverse effect on our operations.

•	Our contracts with the United States government might not be renewed, or may impose additional requirements.

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•	Our operations in international markets and shipyard activities in foreign shipyards subjects us to risks inherent in conducting business internationally.

•	Our operations may be materially adversely affected by tropical storms and hurricanes.

•

Our business may be subject to risks related to climate change, including physical risks such as increased adverse weather patterns and transition risks such as evolving climate change regulation, alternative fuel measures and/or mandates, shifting consumer preferences, technological advances and negative shifts in market perception towards the oil and natural gas industry and associated businesses, any of which could result in increased operating expenses and capital costs or decreased resources and adversely affect our financial results.

Risks Relating to Our Legal, Regulatory, Accounting and Tax Matters

•

We may be unable to maintain an effective system of disclosure controls and procedures or internal control over financial reporting and produce timely and accurate financial statements or comply with applicable regulations.

•	Changes in tax laws could adversely affect our business, financial condition and results of operations.

•

We are subject to various anti-corruption laws and regulations and laws and regulations relating to economic sanctions. Violations of these laws and regulations could have a material adverse effect on our business, financial condition and results of operations.

Risks Relating to Our Indebtedness

•

We may not be able to generate sufficient cash to service all of our indebtedness or repay such indebtedness when due and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.

•

Despite our current level of indebtedness, we and our subsidiaries may still be able to incur substantially more debt. This could further exacerbate the risks to our financial condition described herein.

•	Our indebtedness could materially adversely affect our financial condition.

Risks Related to this Offering and Ownership of Our Common Stock

•	Our common stock is subject to restrictions on foreign ownership and possible divestiture by non-U.S. Citizen stockholders.

•

We will incur significantly increased costs and become subject to additional regulations and requirements as a result of becoming a public company, and our management will be required to devote substantial time to new compliance matters, which could lower our profits or make it more difficult to run our business.

•	Risk of concentration of stockholder control.

•	Anti-takeover provisions in our organizational documents could delay or prevent a change of control.

Additional risks, beyond those summarized above or discussed elsewhere in this prospectus, may apply to our business, activities or operations as currently conducted or as we may conduct them in the future or in the markets in which we operate or may in the future operate.

If we are unable to adequately address these and other risks we face, our business, results of operations, financial condition and prospects may be harmed. You should carefully consider all of the information set forth in this prospectus and, in particular, should evaluate the specific factors set forth under “Risk Factors” in deciding whether to invest in our common stock.

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Organizational Structure

The following diagram illustrates our organizational structure after giving effect to this offering and the application of proceeds therefrom.

(1)	Our principal stockholders consist of our three largest stockholders, Ares, Whitebox and Highbridge. For more information, see “—Principal and Selling Stockholders.”

Our Principal Stockholders

Our principal stockholders consist of our three largest stockholders (Ares, Whitebox and Highbridge), who currently own 63.6% of our common stock and 85.9% of our Jones Act Warrants, which are convertible under certain circumstances into 9,767,165 shares of our common stock. On a diluted basis, after giving effect to the conversion of these Jones Act Warrants and this offering and the application of proceeds therefrom, the principal stockholders would own         % of our common stock.

Ares Management Corporation (NYSE: ARES) (“Ares”) is a leading global alternative investment manager offering clients complementary primary and secondary investment solutions across the credit, private equity, real estate and infrastructure asset classes. Ares seeks to provide flexible capital to support businesses and create value for its stakeholders and within its communities. By collaborating across its investment groups, Ares aims to generate consistent and attractive investment returns throughout market cycles. As of December 31, 2022, Ares’ global platform had approximately $352.0 billion of assets under management, with over 2,500 employees operating across North America, Europe, Asia Pacific and the Middle East.

Whitebox Advisors LLC (“Whitebox”) is a multi-strategy alternative asset manager that seeks to generate optimal risk-adjusted returns for a diversified base of public institutions, private entities and qualified individuals. Founded in 1999, Whitebox invests across asset classes, geographies, and markets through the hedge fund vehicles and institutional accounts that it advises. The firm maintains offices in Minneapolis, Austin,

New York, London and Sydney.

Highbridge Capital Management (“Highbridge”) is a global alternative investment firm offering credit and volatility focused solutions across a range of liquidity and investment profiles, including hedge funds, drawdown

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vehicles, and co-investments. Highbridge manages capital for sophisticated investors, which include financial institutions, public and corporate pension funds, sovereign wealth funds, endowments, and family offices. Highbridge is headquartered in New York, with a research presence in London. Highbridge is an indirect subsidiary of J.P. Morgan Chase & Co.

We use the term “principal stockholders” in this prospectus to describe certain funds, investment vehicles or accounts managed or advised by Ares, Whitebox or Highbridge or their respective affiliates that own shares of our common stock.

Company Corporate Information

Hornbeck Offshore Services, Inc. was incorporated under the laws of the State of Delaware on June 2, 1997. Our principal executive offices are located at 103 Northpark Boulevard, Suite 300, Covington, LA 70433, and our telephone number is (985) 727-2000. Our website address is www.hornbeckoffshore.com. Information contained on, or that can be accessed through, our website is not part of and is not incorporated by reference into this prospectus, and you should not consider information on our website to be part of this prospectus.

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The Offering

Common stock offered by us	shares.

Common stock offered by the selling stockholders	shares.

Option to purchase additional shares of common stock	We and the selling stockholders have granted the underwriters an option for a period of 30 days from the date of this prospectus to purchase an aggregate of up to additional shares of common stock, less underwriting discounts and commissions.

Common stock outstanding after this offering	shares (or shares if the underwriters exercise in full their option to purchase additional shares of common stock).

Use of proceeds	We estimate that the net proceeds to us from this offering, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $ million (or approximately $ million if the underwriters exercise in full their option to purchase additional shares of common stock), assuming an initial public offering price of $ per share (which is the midpoint of the estimated offering price range shown on the cover page of this prospectus). For a sensitivity analysis as to the offering price and other information, see “Use of Proceeds.”

We intend to use the net proceeds to us from this offering for general corporate purposes. We will not receive any proceeds from the sale of shares in this offering by the selling stockholders.

Dividend policy	We do not currently anticipate paying any dividends on our common stock immediately following this offering. We expect to retain all future earnings for use in the operation and expansion of our business. Following this offering and upon repayment of certain outstanding indebtedness, we may reevaluate our dividend policy. Any decision to declare and pay dividends in the future will be made at the sole discretion of our Board of Directors and will depend on various factors. See “Dividend Policy.”

Risk factors	See “Risk Factors” for a discussion of risks you should carefully consider before deciding to invest in our common stock.

Listing	We intend to apply to have our common stock approved for listing on the NYSE under the symbol “HOS.”

Unless otherwise indicated or the context otherwise requires, all information in this prospectus reflects and assumes the following:

•	no exercise by the underwriters of their option to purchase additional shares of common stock from us or from the selling stockholders; and

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•	an initial offering price of $ per share of common stock (which is the midpoint of the estimated offering price range shown on the cover page of this prospectus).

Additionally, the number of shares of our common stock to be outstanding after this offering is based on shares of our common stock outstanding as of September 30, 2023 and does not reflect:

•	shares of common stock that may be issued upon exercise of outstanding Jones Act Warrants and Creditor Warrants, at an exercise price of $0.00001 per share and $27.83 per share, respectively;

•

shares of common stock that may be issued upon the exercise of outstanding options at an average weighted exercise price of $10.00 or the vesting of restricted stock units issued under our 2020 Management Incentive Plan; and

•	shares of common stock that may be issued pursuant to future awards under our 2020 Management Incentive Plan or our 2023 Equity Incentive Plan to be in effect following this offering.

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Summary Historical Financial and Other Data

The summary consolidated statement of operations data for the nine months ended September 30, 2023 and 2022 have been derived from our Quarterly Financial Statements included elsewhere in this prospectus. The summary consolidated statement of operations data for the year ended December 31, 2022, the year ended December 31, 2021, for the period from September 5, 2020 to December 31, 2020 (Successor), and for the period from January 1, 2020 to September 4, 2020 (Predecessor), when our Predecessor emerged from bankruptcy, are derived from our Annual Financial Statements included elsewhere in this prospectus.

Our historical results are not necessarily indicative of the results to be expected in any future period. You should read the following summary financial and other data in conjunction with the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our Financial Statements and related notes included elsewhere in this prospectus.

	Successor					Predecessor
(dollars in thousands)	Nine Months Ended September 30, 2023	Nine Months Ended September 30, 2022	Year Ended December 31, 2022	Year Ended December 31, 2021	Period from September 5, 2020 through December 31, 2020	Period from January 1, 2020 through September 4, 2020
Statement of Operations Data:
Revenues:
Vessel revenues	$405,623	$284,398	$406,034	$214,680	$50,971	$94,520
Non-vessel revenues	32,965	33,927	45,192	41,620	12,815	26,274

	438,588	318,325	451,226	256,300	63,786	120,794
Costs and expenses:
Operating expense	221,532	153,863	214,788	142,819	39,565	90,674
Depreciation expense	18,730	13,016	18,601	15,672	5,016	65,705
Amortization expense	15,981	6,910	10,339	2,711	—	12,845
General and administrative expense	48,565	42,201	58,946	40,632	11,593	33,261
Stock-based compensation expense	17,270	3,468	5,330	3,372	1,503	1,969
Restructuring costs	—	—	—	—	—	34,491
Terminated debt refinancing costs	3,673	—	—	—	—	—

	325,751	219,458	308,004	205,206	57,677	238,945

Gain on sale of assets	2,667	14,544	21,837	2,679	—	—

Operating income (loss)	115,504	113,411	165,059	53,773	6,109	(118,151)
Net interest expense	24,788	28,392	38,340	35,284	10,673	39,516
Other expense, net	28,371	23,348	38,783	13,969	3,988	1,132,601

Income (loss) before income taxes	62,345	61,671	87,936	4,520	(8,552)	(1,290,268)
Income tax expense (benefit)	15,394	2,764	7,174	1,533	1,307	(135,721)

Net income (loss)	$46,951	$58,907	$80,762	$2,987	$(9,859)	$(1,154,547)

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(dollars in thousands)	September 30, 2023	September 30, 2022	December 31, 2022	December 31, 2021
Balance Sheet Data (at period end):
Cash and cash equivalents	$146,298	$154,883	$217,303	$180,446
Total Current Assets	308,407	288,365	357,933	268,331
Property, plant and equipment, net	553,020	439,739	449,249	329,732
Total assets	921,129	776,591	860,220	636,886
Total current liabilities	119,743	91,370	88,203	58,962
Total long-term debt, net of original issue discount and deferred financing costs	349,001	366,107	410,258	347,237
Total liabilities	590,116	530,009	589,388	453,013
Total stockholders’ equity	331,013	246,582	270,832	183,873

	Successor					Predecessor
(dollars in thousands)	Nine Months Ended September 30, 2023	Nine Months Ended September 30, 2022	Year Ended December 31, 2022	Year Ended December 31, 2021	Period from September 5, 2020 through December 31, 2020	Period from January 1, 2020 through September 4, 2020
Statement of Cash Flows Data
Net Cash provided by (used in):
Operating activities	$114,714	$68,192	$112,967	$49,611	$(5,975)	$(77,885)
Investing activities	(109,882)	(89,617)	(109,157)	(4,124)	(911)	(4,445)
Financing activities	(75,818)	(4,332)	32,875	37,624	—	14,927
Other Financial Data (unaudited):
EBITDA	$121,844	$109,989	$155,216	$58,187	$7,137	$(1,172,202)
Adjusted EBITDA	178,432	139,197	204,830	77,219	12,750	(2,248)
Adjusted Free Cash Flow	119,685	112,815	171,284	47,726	9,793	(22,755)
Capital expenditures	133,679	121,001	151,196	21,382	997	13,749

Non-GAAP Financial Measures

We disclose and discuss EBITDA, Adjusted EBITDA and Adjusted Free Cash Flow as non-GAAP financial measures in this prospectus. We define EBITDA as earnings (net income or loss) before interest, income taxes, depreciation and amortization. Adjusted EBITDA reflects certain adjustments to EBITDA for gains or losses on early extinguishment of debt, terminated debt refinancing costs, stock-based compensation expense and interest income. In addition, Adjusted EBITDA excludes non-cash gains or losses on the fair value adjustment of liability-classified warrants, as well as restructuring costs and reorganization items, net related to the Company’s voluntary relief in 2020 under Chapter 11 of the U.S. Bankruptcy Code and the application of fresh-start accounting under ASC 852, Reorganizations. We define Adjusted Free Cash Flow as Adjusted EBITDA less cash paid for deferred drydocking charges, maintenance capital improvements and non-vessel capital expenditures, cash paid for interest and cash paid for (refunds of) income taxes. Our measures of EBITDA, Adjusted EBITDA and Adjusted Free Cash Flow may not be comparable to similarly titled measures presented by other companies. Other companies may calculate EBITDA, Adjusted EBITDA and Adjusted Free Cash Flow differently than we do, which may limit their usefulness as comparative measures.

We view EBITDA, Adjusted EBITDA and Adjusted Free Cash Flow primarily as liquidity measures and, as such, we believe that the GAAP financial measure most directly comparable to those measures is cash flows

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provided by operating activities. Because EBITDA, Adjusted EBITDA and Adjusted Free Cash Flow are not measures calculated in accordance with GAAP, they should not be considered in isolation or as a substitute for operating income, net income or loss, cash flows provided by operating, investing and financing activities, or other income or cash flow statement data prepared in accordance with GAAP. Additionally, Adjusted Free Cash Flow does not represent the total increase or decrease in our cash balance, and it should not be inferred that the entire amount of Adjusted Free Cash Flow is available for dividends, debt or share repurchases or other discretionary expenditures, since we have non-discretionary expenditures that are not deducted from this measure.

EBITDA, Adjusted EBITDA and Adjusted Free Cash Flow are widely used by investors and other users of our financial statements as supplemental financial measures that, when viewed with our GAAP results and the accompanying reconciliations, we believe provide additional information that is useful to gain an understanding of the factors and trends affecting our ability to service debt, pay taxes and fund drydocking charges, maintenance capital improvements and non-vessel capital expenditures. We also believe the disclosure of EBITDA, Adjusted EBITDA and Adjusted Free Cash Flow helps investors or lenders meaningfully evaluate and compare our cash flow generating capacity from quarter to quarter and year to year.

EBITDA, Adjusted EBITDA and Adjusted Free Cash Flow are also financial metrics used by management as supplemental internal measures for planning and forecasting overall expectations and for evaluating actual results against such expectations; for short-term cash bonus incentive compensation purposes; to compare to the EBITDA, Adjusted EBITDA and Adjusted Free Cash Flow of other companies when evaluating potential acquisitions; and to assess our ability to service existing fixed charges and incur additional indebtedness. Additionally, we have historically made certain adjustments to EBITDA to internally evaluate our performance based on the computation of ratios used in certain financial covenants of our credit agreements with various lenders, whenever applicable. Currently, the Company’s Second Lien Credit Agreement includes an incurrence test for the issuance of unsecured debt. The test requires a fixed charge coverage ratio of at least 2.0 to 1.0 at the time any unsecured debt is incurred. The fixed charge coverage ratio is calculated using certain adjustments to EBITDA defined by the Second Lien Credit Agreement, which adjustments are consistent with those reflected in Adjusted EBITDA in this prospectus. In addition, we believe that, based on covenants in prior credit facilities, future debt arrangements may require compliance with certain ratios that will likely include EBITDA or Adjusted EBITDA in the computations. Adjusted EBITDA is also currently utilized in connection with the Company’s short-term cash bonus incentive compensation programs.

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The following tables reconcile cash flows provided by (used in) operating activities to EBITDA, Adjusted EBITDA and Adjusted Free Cash Flow, as we define those terms, for the nine months ended September 30, 2023 and 2022, and the year ended December 31, 2022 (Successor), the year ended December 31, 2021 (Successor), the period from September 5, 2020 through December 31, 2020 (Successor) and the period from January 1, 2020 through September 4, 2020 (Predecessor), respectively:

	Successor					Predecessor
(dollars in thousands)	Nine Months Ended September 30, 2023	Nine Months Ended September 30, 2022	Year Ended December 31, 2022	Year Ended December 31, 2021	Period from September 5, 2020 through December 31, 2020	Period from January 1, 2020 through September 4, 2020
EBITDA Reconciliation to GAAP:
Net cash flows provided by (used in) operating activities	$114,714	$68,192	$112,967	$49,611	$(5,975)	$(77,885)
Cash paid for deferred drydocking charges	20,939	16,118	19,114	14,113	86	9,304
Cash paid for interest	25,692	5,417	8,868	8,467	1,731	14,781
Cash paid for (refunds of) income taxes	5,815	129	474	2,399	463	(3,930)
Changes in operating assets and liabilities	(2,136)	33,503	38,738	(560)	12,328	(1,108,267)
Stock-based compensation expense	(17,270)	(3,468)	(5,330)	(3,372)	(1,503)	(1,969)
Amortization of deferred contract-specific costs of sales	(753)	—	—	—	—	—
Fair value adjustment of liability-classified warrants	(26,588)	(24,404)	(41,408)	(15,150)	7	—
Loss on early extinguishment of debt, net	(1,236)	(42)	(44)	—	—	(4,236)
Gain (loss) on sale and disposal of assets	2,667	14,544	21,837	2,679	—	—

EBITDA	$121,844	$109,989	$155,216	$58,187	$7,137	$(1,172,202)

Adjusted EBITDA Reconciliation to GAAP:
Net cash flows provided by (used in) operating activities	$114,714	$68,192	$112,967	$49,611	$(5,975)	$(77,885)
Cash paid for deferred drydocking charges	20,939	16,118	19,114	14,113	86	9,304
Cash paid for interest	25,692	5,417	8,868	8,467	1,731	14,781
Cash paid for (refunds of) income taxes	5,815	129	474	2,399	463	(3,930)
Changes in operating assets and liabilities	(2,136)	33,503	38,738	(560)	12,328	(1,108,267)
Amortization of deferred contract-specific costs of sales	(753)	—	—	—	—	—
Interest income	7,821	1,294	2,832	510	77	944
Gain (loss) on sale and disposal of assets	2,667	14,544	21,837	2,679	—	—
Restructuring costs	—	—	—	—	—	34,491
Reorganization items, net	—	—	—	—	4,040	1,128,314
Terminated debt refinancing costs	3,673	—	—	—	—	—

Adjusted EBITDA	$178,432	$139,197	$204,830	$77,219	$12,750	$(2,248)

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	Successor					Predecessor
(dollars in thousands)	Nine Months Ended September 30, 2023	Nine Months Ended September 30, 2022	Year Ended December 31, 2022	Year Ended December 31, 2021	Period from September 5, 2020 through December 31, 2020	Period from January 1, 2020 through September 4, 2020
Adjusted Free Cash Flow Reconciliation to GAAP:
Net cash flows provided by (used in) operating activities	$114,714	$68,192	$112,967	$49,611	$(5,975)	$(77,885)
Cash paid for maintenance capital improvements	(5,318)	(3,617)	(3,762)	(3,826)	(677)	(264)
Cash paid for non-vessel capital expenditures	(983)	(1,101)	(1,328)	(688)	—	(88)
Changes in operating assets and liabilities	(2,136)	33,503	38,738	(560)	12,328	(1,108,267)
Amortization of deferred contract-specific costs of sales	(753)	—	—	—	—	—
Interest income	7,821	1,294	2,832	510	77	944
Gain (loss) on sale and disposal of assets	2,667	14,544	21,837	2,679	—	—
Restructuring costs	—	—	—	—	—	34,491
Reorganization items, net	—	—	—	—	4,040	1,128,314
Terminated debt refinancing costs	3,673	—	—	—	—	—

Adjusted Free Cash Flow	$119,685	$112,815	$171,284	$47,726	$9,793	$(22,755)

The following table provides the detailed components of EBITDA, Adjusted EBITDA and Adjusted Free Cash Flow as we define those terms, for the nine months ended September 30, 2023 and 2022, and the year ended December 31, 2022 (Successor), the year ended December 31, 2021 (Successor), the period from September 5, 2020 through December 31, 2020 (Successor) and the period from January 1, 2020 through September 4, 2020 (Predecessor), respectively (in thousands):

	Successor					Predecessor
	Nine Months Ended September 30, 2023	Nine Months Ended September 30, 2022	Year Ended December 31, 2022	Year Ended December 31, 2021	Period from September 5, 2020 through December 31, 2020	Period from January 1, 2020 through September 4, 2020
Components of EBITDA:
Net income (loss)	$46,951	$58,907	$80,762	$2,987	$(9,859)	$(1,154,547)
Interest, net
Debt obligations	32,609	29,686	41,172	35,794	10,750	40,460
Interest income	(7,821)	(1,294)	(2,832)	(510)	(77)	(944)

Total interest, net	24,788	28,392	38,340	35,284	10,673	39,516

Income tax expense (benefit)	15,394	2,764	7,174	1,533	1,307	(135,721)
Depreciation	18,730	13,016	18,601	15,672	5,016	65,705
Amortization	15,981	6,910	10,339	2,711	—	12,845

EBITDA	$121,844	$109,989	$155,216	$58,187	$7,137	$(1,172,202)

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	Successor					Predecessor
	Nine Months Ended September 30, 2023	Nine Months Ended September 30, 2022	Year Ended December 31, 2022	Year Ended December 31, 2021	Period from September 5, 2020 through December 31, 2020	Period from January 1, 2020 through September 4, 2020
Loss on early extinguishment of debt, net	1,236	42	44	—	—	4,236
Stock-based compensation expense	17,270	3,468	5,330	3,372	1,503	1,969
Interest income	7,821	1,294	2,832	510	77	944
Fair value of liability-classified warrants	26,588	24,404	41,408	15,150	(7)	—
Restructuring charges	—	—	—	—	—	34,491
Reorganization items, net	—	—	—	—	4,040	1,128,314
Terminated debt refinancing costs	3,673	—	—	—	—	—

Adjusted EBITDA	$178,432	$139,197	$204,830	$77,219	$12,750	$(2,248)

Cash paid for deferred drydocking charges(1)	(20,939)	(16,118)	(19,114)	(14,113)	(86)	(9,304)
Cash paid for maintenance capital improvements(1)	(5,318)	(3,617)	(3,762)	(3,826)	(677)	(264)
Cash paid for non-vessel capital expenditures(1)	(983)	(1,101)	(1,328)	(688)	—	(88)
Cash paid for interest	(25,692)	(5,417)	(8,868)	(8,467)	(1,731)	(14,781)
Cash refunds of (paid for) taxes	(5,815)	(129)	(474)	(2,399)	(463)	3,930

Adjusted Free Cash Flow	$119,685	$112,815	$171,284	$47,726	$9,793	$(22,755)

(1)	For additional information concerning these items, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Capital Expenditures.”

Set forth below are the material limitations associated with using EBITDA, Adjusted EBITDA and Adjusted Free Cash Flow as non-GAAP financial measures compared to cash flows provided by operating activities:

•

EBITDA, Adjusted EBITDA and Adjusted Free Cash Flow do not reflect the future capital expenditure requirements that may be necessary to replace our existing vessels upon expiration of their useful lives;

•

EBITDA, Adjusted EBITDA and Adjusted Free Cash Flow do not reflect the interest, future principal payments and other financing-related charges necessary to service the debt that we have incurred in acquiring and constructing our vessels;

•

EBITDA, Adjusted EBITDA and Adjusted Free Cash Flow do not reflect the deferred income taxes that we will eventually have to pay once we are no longer in an overall NOL carryforward position, as applicable; and

•	EBITDA, Adjusted EBITDA and Adjusted Free Cash Flow do not reflect changes in our net working capital position.

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Management compensates for the above-described limitations in using EBITDA, Adjusted EBITDA and Adjusted Free Cash Flow as non-GAAP financial measures by only using EBITDA, Adjusted EBITDA and Adjusted Free Cash Flow to supplement our GAAP results.

Other Operating Data

	Successor					Predecessor
	Nine Months Ended September 30, 2023	Nine Months Ended September 30, 2022	Year Ended December 31, 2022	Year Ended December 31, 2021	Period from September 5, 2020 through December 31, 2020	Period from January 1, 2020 through September 4, 2020
Offshore Supply Vessels:
Average number of OSVs(1)	53.6	57.5	57.0	58.8	62.0	62.0
Average number of active OSVs(2)	31.8	25.5	26.7	22.2	19.6	24.2
Average OSV fleet capacity (DWT)(3)	233,587	227,611	229,001	228,256	236,430	237,338
Average OSV capacity (DWT)(4)	4,361	3,958	4,020	3,885	3,813	3,828
Average OSV utilization rate(5)	45.1%	36.4%	37.7%	31.2%	26.5%	24.0%
Active OSV utilization rate(6)	76.2%	81.9%	80.7%	82.8%	84.0%	61.6%
Average OSV dayrate(7)	$38,927	$30,590	$32,305	$19,785	$16,082	$17,495
Effective OSV dayrate(8)	$17,556	$11,135	$12,179	$6,173	$4,262	$4,199
Multi-Purpose Support Vessels:
Average number of MPSVs(1)	12.0	12.0	12.0	12.0	12.0	12.0
Average number of active MPSVs(2)	11.0	10.3	10.4	8.9	9.0	9.1
Average MPSV utilization rate(5)	71.8%	64.8%	65.2%	46.7%	38.8%	28.8%
Active MPSV utilization rate(6)	78.3%	75.8%	75.0%	63.0%	51.7%	37.8%
Average MPSV dayrate(7)	$63,188	$51,715	$53,421	$40,245	$36,055	$34,893
Effective MPSV dayrate(8)	$45,369	$33,511	$34,830	$18,794	$13,989	$10,049

(1)

Represents the weighted-average number of vessels owned during the period, adjusted to reflect date of acquisition or disposition of vessels. We owned 54 and 58 OSVs and 12 MPSVs as of December 31, 2022 and December 31, 2021, respectively. We owned 54 and 56 OSVs and 12 MPSVs as of September 30, 2023 and September 30, 2022, respectively. Excluded from this data are four non-owned vessels managed for the U.S. Navy, one vessel acquired from the U.S. Department of Transportation’s Maritime Administration that is currently undergoing conversion for service as a dual-use SOV/flotel, two partially constructed Jones Act-qualified MPSV newbuilds to be completed pursuant to our settlement with the Surety, two OSVs delivered

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since September 30, 2023 and two remaining OSVs expected to be delivered by December 31, 2023 as part of the ECO Acquisitions #2, but due to supply chain constraints such deliveries could extend into early 2024. The Company also sold ten and four OSVs during 2022 and 2021, respectively, and sold two OSVs during the nine months ended September 30, 2023.
(2)

In response to weak market conditions, we elected to stack certain of our OSVs and MPSVs on various dates since October 2014. The average number of active OSVs represents the weighted-average number of vessels that were immediately available for service during each respective period, adjusted to reflect date of stacking or recommissioning of vessels.

(3)	Represents the weighted-average number of OSVs owned during the period multiplied by the weighted-average capacity of OSVs during the same period.
(4)	Represents actual capacity of the OSVs owned during the period on a weighted-average basis, adjusted to reflect date of acquisition or disposition of vessels.
(5)	Utilization rates are weighted-average rates based on a 365-day year. Vessels are considered utilized when they are generating revenues.
(6)	Active utilization rate is based on a denominator comprised only of vessel-days available for service by the active fleet, which excludes the impact of inactive or stacked vessel days.
(7)

Average OSV and MPSV dayrates represent weighted-average revenue per day, which includes charter hire, crewing services and net brokerage revenues, based on the number of days during the period that the OSVs and MPSVs, respectively, generated revenues.

(8)	Effective dayrate represents the average dayrate multiplied by the average utilization rate.

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RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below, together with the other information in this prospectus, before deciding whether to purchase our common stock. If any of the risks described below actually occur, our business, financial condition, results of operations or prospects could be materially adversely affected. In any such case, the trading price of our common stock could decline and you could lose all or part of your investment.

Risks Relating to Our Business

We derive substantial revenues from companies in the oil and natural gas exploration and production industry, which is a historically cyclical industry with levels of activity that are directly affected by the levels and volatility of oil and natural gas prices.

The demand for our services from companies in various energy-related industries is cyclical, and to some extent, seasonal, depending primarily on the capital expenditures of offshore energy companies. These capital expenditures are influenced by such factors as:

•	prevailing oil and natural gas prices, particularly with respect to prevailing prices on local price indexes in the areas in which we operate and expectations about future commodity prices;

•	the action of the Organization of the Petroleum Exporting Countries (“OPEC”), its members and other state-controlled oil companies relating to oil price and production controls;

•	worldwide and regional economic conditions impacting the global supply and demand for oil and natural gas;

•

domestic and international political, military, regulatory and economic conditions, including global inflationary pressures, Russia’s ongoing invasion of Ukraine and sanctions related thereto, as well as the ongoing conflict in Israel and the surrounding region;

•	delay and regulatory uncertainty stemming from local or environmental opposition to offshore energy development projects;

•	the cost of exploring for, producing and delivering hydrocarbons;

•	the sale and expiration dates of available offshore leases;

•	the discovery rate, size and location of new hydrocarbon reserves, including in offshore areas;

•	the rate of decline of existing hydrocarbon reserves due to production;

•	laws and regulations related to environmental matters, including those addressing alternative energy sources and the risks of global climate change;

•	the development and exploitation of alternative fuels or energy sources and end-user conservation trends;

•	domestic, local and foreign governmental regulation and taxes;

•	technological advances, including technology related to the exploitation of shale oil, which can result in over-supply of hydrocarbons or a change in demand for hydrocarbons; and

•	the ability of offshore energy producers to generate funds for their capital-intensive businesses.

Prices for oil and natural gas have historically been, and we anticipate they will continue to be, extremely volatile and reactive to changes in the supply of and demand for oil and natural gas (including changes resulting from the ability of OPEC to establish and maintain production quotas), domestic and worldwide economic conditions and political instability in oil producing countries. In the past, low oil prices have adversely affected demand for our services and any decreases, over a sustained period of time, could have a material adverse effect on our business, financial condition, results of operations and cash flows.

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Our results of operations and operating cash flows depend on our obtaining significant contracts, primarily from companies in the oil and gas exploration and production industry. The timing of or failure to obtain contracts, delays in awards of contracts, cancellations of contracts, delays in completion of contracts, or failure to obtain timely payments from our customers, could result in significant periodic fluctuations in our results of operations and operating cash flows. If customers do not proceed with the completion of significant projects or if significant defaults on customer payment obligations to us arise, or if we encounter disputes with customers involving such payment obligations, we may face difficulties in collecting payment of amounts due to us, including for costs we previously incurred.

Certain developments in the global oil and gas markets, such as the impacts we experienced from COVID-19, the Russian invasion of Ukraine and related sanctions, and the ongoing conflict in Israel and the surrounding region have had, and may continue to have, material adverse consequences for general economic, financial and business conditions, and could materially and adversely affect our business, financial condition, results of operations and liquidity and those of our customers, suppliers and other counterparties.

Changes in the supply of and demand for oil and gas impacts the level of services that we provide to customers, which in turn impacts our financial position, results of operations and cash flows.

The outbreak of the COVID-19 pandemic in 2020, combined with temporary but significant increases in oil and gas production by Saudi Arabia and Russia immediately following the outbreak, had significant global effects on demand for oil and gas and resulted in substantial reductions in our dayrates and utilizations. While oil and gas prices and, therefore, demand for our services have largely recovered as the impacts of COVID-19 pandemic have been alleviated, concerns over the prolonged negative effects of the COVID-19 outbreak on economic and business prospects across the world, including as a result of potential new variants of the virus or another global pandemic, have contributed to oil price volatility and uncertainty regarding the outlook for the global economy. Such conditions have resulted in, and could again result in, reductions to our customers’ drilling and production expenditures and delays or cancellations of projects, thus decreasing demand for our services, and an increased risk that our customers may seek price reductions or more favorable economic terms for our services or terminate our contracts.

Additionally, although as of the date of this prospectus we have not been materially impacted by the resulting supply chain disruptions, the Russian invasion of Ukraine and related sanctions have significantly disrupted supply chains for crude oil and natural gas. While initial impacts of the war in 2022 resulted in increased European demand for U.S. natural gas products, we cannot predict the level of future demand, effects on domestic pricing, and impacts on U.S. oil and gas production. Further, the Russia Ukraine conflict and other geopolitical tensions, as well as the related international response, have exacerbated inflationary pressures, causing increases in the prices for goods and services and exacerbating global supply chain disruptions, which have resulted in, and may continue to result in, shortages in materials and services and related uncertainties. Such shortages have resulted in, and may continue to result in, cost increases for labor, fuel, materials and services, and could continue to cause costs to increase, and also result in the scarcity of certain materials. Any economic slowdown or recession in Europe or globally, including as a result of such supply chain disruptions or sanctions, may also impact demand and depress the price for crude oil, natural gas or other products that we handle, which could have significant adverse consequences on our financial condition and the financial condition of our customers, suppliers and other counterparties, and could diminish our liquidity. As a result of these sanctions, the U.S. government has also implemented sectoral sanctions for certain offshore oil and gas operators and projects, which may reduce the number of projects our vessels may support. While the geographic areas in which we operate are largely unaffected by these sanctions, they could negatively impact our business and financial condition. Further, the ongoing conflict in Israel and the surrounding region could escalate into a broader conflict that could disrupt energy operations and supply chains globally.

Our results of operations are materially affected by conditions in the global capital markets and the economy generally, both in the U.S. and elsewhere around the world. Weak economic conditions sustained uncertainty about global economic conditions, concerns about future U.S. budgetary cuts, or a prolonged or further tightening

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of credit markets could cause our customers and potential customers to postpone or reduce spending on products or services or put downward pressure on prices, which could have an adverse effect on our business, results of operations or cash flows. In the event of extreme prolonged adverse market events, such as a global credit crisis, we could incur significant losses. The future impact of these current events on our financial condition, results of operations and cash flows depends largely on developments outside our control which cannot be predicted with certainty.

Impairment of our long-term assets may adversely impact our financial position and results of operations.

We periodically evaluate our long-lived assets, including our property and equipment, and intangible assets. In performing these assessments, we project future cash flows on an undiscounted basis for long-lived assets and compare these cash flows to the carrying amount of the related assets. These cash flow projections are based on our current operating plans, estimates and judgmental assumptions. We perform the assessment of potential impairment for our property and equipment and intangibles whenever facts and circumstances indicate that the carrying value of those assets may not be recoverable due to various external or internal factors. In such event, if we determine that our estimates of future cash flows were inaccurate or our actual results are materially different from what we have predicted, we could record additional impairment charges in future periods, which could have a material adverse effect on our financial position and results of operations.

The waiver, repeal or administrative weakening of the Jones Act could adversely impact our business.

Substantial portions of our operations are conducted in the U.S. coastwise trade, and thus, are subject to the provisions of the Jones Act which, subject to limited exceptions, restricts maritime transportation of merchandise between points in the United States (known as cabotage or coastwise trade) to vessels that are: (a) built in the United States; (b) registered under the U.S. flag; (c) crewed by U.S. citizens or lawful permanent residents; and (d) owned and operated by U.S. citizens within the meaning of the Jones Act. For years, there have been attempts to repeal or amend such provisions, and such attempts are expected to continue in the future. In addition, the President of the United States may waive the requirement for using U.S.-flag vessels with coastwise endorsements in the U.S. coastwise trade in the interest of national defense. Furthermore, the Jones Act restrictions on the coastwise trade are subject to certain exceptions under certain international trade agreements, including the General Agreement on Trade in Services. If maritime cabotage services were included in the General Agreement on Trade in Services or other international trade agreements, the shipping of maritime cargo between covered U.S. ports could be opened to foreign-flag vessels, foreign-built vessels or foreign-owned vessels. Repeal, substantial amendment, waiver of provisions, or other administrative weakening of the Jones Act could significantly adversely affect us by, among other things, resulting in additional competition from competitors with lower operating costs, because of their ability to use vessels built in lower-cost foreign shipyards, owned and manned by foreign nationals with promotional foreign tax incentives and with lower wages and benefits than U.S. citizens. Because foreign vessels may have lower construction costs and operate at significantly lower costs than companies operating in the U.S. coastwise trade, such a change could significantly increase competition in the U.S. coastwise trade, which could have a material adverse effect on our business, financial position, results of operations, cash flows and growth prospects.

We must continue to comply with the Jones Act’s citizenship requirements.

Because we own and operate U.S.-flagged vessels in the U.S. coastwise trade, the Jones Act requires that at least 75% of the outstanding shares of each class or series of the capital stock of the Company must be owned and controlled by U.S. citizens. We are responsible for monitoring the ownership of our equity securities and subsidiaries to ensure compliance with the citizenship requirements of the Jones Act. If we do not continue to comply with such requirements, we would be prohibited from operating our U.S.-flagged vessels in the U.S. coastwise trade and may incur severe penalties, such as fines and/or forfeiture of such vessels and/or permanent loss of U.S. coastwise trading privileges for such vessels.

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Our operations may be impacted by changing macroeconomic conditions, including inflation.

Inflation has been an ongoing concern in the U.S. since 2021. Ongoing inflationary pressures have resulted in and may result in additional increases to the costs of goods, services and personnel, which in turn could cause our capital expenditures and operating costs to rise. Sustained levels of high inflation caused the U.S. Federal Reserve and other central banks to increase interest rates multiple times in 2022 and 2023 in an effort to curb inflationary pressure on the costs of goods and services, which could have the effects of raising the cost of capital and depressing economic growth, either of which (or the combination thereof) could hurt the financial and operating results of our business. To the extent elevated inflation remains, we may experience further cost increases for our operations.

High oil prices are also inflationary and governmental or economic responses to high oil prices could impact the operations of our customers. Sustained high oil prices could also drive over-investment and create the potential for global over-supply, which could cause prices to fall, also impacting investment by our customers.

Any future reduction in worldwide economic growth and economic activity could, if sustained, ultimately lead to a global recession. In a global recession, it is likely that the demand for oil and natural gas would decline and the number of planned offshore energy projects would decrease. Such a scenario would negatively impact the demand for offshore support services, and in turn, our financial performance.

Adverse developments affecting the financial services industry, such as actual events or concerns involving liquidity, defaults, or non-performance by financial institutions or transactional counterparties, could adversely affect our current and projected business operations and our financial condition and results of operations.

Actual events involving limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions, transactional counterparties or other companies in the financial services industry or the financial services industry generally, or concerns or rumors about any events of these kinds or other similar risks, have in the past and may in the future lead to market-wide liquidity problems. For example, on March 10, 2023, Silicon Valley Bank (“SVB”), was closed by the California Department of Financial Protection and Innovation, which appointed the Federal Deposit Insurance Corporation (“FDIC”), as receiver. Similarly, on March 12, 2023, Signature Bank Corp. (“Signature”), and Silvergate Capital Corp. were each swept into receivership. Although a statement by the U.S. Department of the Treasury, the U.S. Federal Reserve and the FDIC indicated that all depositors of SVB would have access to all of their money after only one business day of closure, including funds held in uninsured deposit accounts, borrowers under credit agreements, letters of credit and certain other financial instruments with SVB, Signature or any other financial institution that is placed into receivership by the FDIC may be unable to access undrawn amounts thereunder. Although we are not a borrower under or party to any material letter of credit or any other such instruments with SVB, Signature or any other financial institution currently in receivership, and we are not a borrower under or party to any credit agreement with such institutions, if we enter into any such instruments and any of our lenders or counterparties to such instruments were to be placed into receivership, we may be unable to access such funds. In addition, if any of our partners, suppliers or other parties with whom we conduct business are unable to access funds pursuant to such instruments or lending arrangements with such a financial institution, such parties’ ability to pay their obligations to us or to enter into new commercial arrangements requiring additional payments to us could be adversely affected. In this regard, counterparties to SVB credit agreements and arrangements, and third parties such as beneficiaries of letters of credit (among others), may experience direct impacts from the closure of SVB and uncertainty remains over liquidity concerns in the broader financial services industry. Similar impacts have occurred in the past, such as during the 2008-2010 financial crisis.

Inflation and rapid increases in interest rates have led to a decline in the trading value of previously issued government securities with interest rates below current market interest rates. Although the U.S. Department of the Treasury, the FDIC and the Federal Reserve Board have announced a program to provide up to $25 billion of

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loans to financial institutions secured by certain of such government securities held by financial institutions to mitigate the risk of potential losses on the sale of such instruments, widespread demands for customer withdrawals or other liquidity needs of financial institutions for immediate liquidity may exceed the capacity of such program. Additionally, we regularly maintain cash balances at third-party financial institutions in excess of the FDIC standard insurance limit, and there is no guarantee that the U.S. Department of the Treasury, the FDIC and the Federal Reserve Board will provide access to uninsured funds in the future in the event of the closure of such banks or financial institutions, or that they would do so in a timely fashion.

Our access to funding sources and other credit arrangements in amounts adequate to finance or capitalize our current and projected future business operations could be significantly impaired by factors that affect us, any financial institutions with which we enter into credit agreements or arrangements directly, or the financial services industry or economy in general. These factors could include, among others, events such as liquidity constraints or failures, the ability to perform obligations under various types of financial, credit or liquidity agreements or arrangements, disruptions or instability in the financial services industry or financial markets, or concerns or negative expectations about the prospects for companies in the financial services industry. These factors could involve financial institutions or financial services industry companies with which we have financial or business relationships, but could also include factors involving financial markets or the financial services industry generally.

The results of events or concerns that involve one or more of these factors could include a variety of material adverse effects on our current and projected business operations and our financial condition and results of operations. These risks include, but may not be limited to, the following:

•	delayed access to deposits or other financial assets or the uninsured loss of deposits or other financial assets;

•	inability to enter into credit facilities or other working capital resources;

•	potential or actual breach of contractual obligations that require us to maintain letters of credit or other credit support arrangements; or

•	termination of cash management arrangements and/or delays in accessing or actual loss of funds subject to cash management arrangements.

In addition, investor concerns regarding the U.S. or international financial systems could result in less favorable commercial financing terms, including higher interest rates or costs and tighter financial and operating covenants, or systemic limitations on access to credit and liquidity sources, thereby making it more difficult for us to acquire financing on acceptable terms or at all. Any decline in available funding or access to our cash and liquidity resources could, among other risks, adversely impact our ability to meet our operating expenses or other obligations, financial or otherwise, result in breaches of our financial and/or contractual obligations or result in violations of federal or state wage and hour laws. Any of these impacts, or any other impacts resulting from the factors described above or other related or similar factors, could have material adverse effects on our liquidity and our current and/or projected business operations and financial condition and results of operations.

In addition, any further deterioration in the macroeconomic economy or financial services industry could lead to losses or defaults by our partners, vendors or suppliers, which in turn could have a material adverse effect on our current and/or projected business operations and results of operations and financial condition. For example, a partner may fail to make payments when due, default under their agreements with us, become insolvent or declare bankruptcy, or a supplier may determine that it will no longer deal with us as a customer. In addition, a vendor or supplier could be adversely affected by any of the liquidity or other risks that are described above as factors that could result in material adverse effects on us, including but not limited to delayed access or loss of access to uninsured deposits or loss of the ability to draw on existing credit facilities involving a troubled or failed financial institution. The bankruptcy or insolvency of any partner, vendor or supplier, or the failure of any partner to make payments when due, or any breach or default by a partner, vendor or supplier or the loss of

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any significant supplier relationships, could cause us to suffer material losses and may have material adverse effects on our business.

Our business and our customers’ businesses are subject to complex laws and regulations that can adversely affect the cost, manner, or feasibility of doing business.

Our operations are subject to extensive federal, state and local laws and regulations, including complex environmental laws and occupational health and safety laws. We may be required to make large expenditures to comply with such regulations. Failure to comply with these laws and regulations or accidental spills or releases of oil and/or hazardous substances may result in the suspension or termination of operations or permits and other authorizations, and subject us to administrative, civil, and criminal penalties. In the event of environmental violations or accidental spills or releases, we may be charged with the costs of investigation, remediation or other corrective actions and citizen groups may file claims for nuisance, provision of alternative water supplies, property damage or bodily injury. Laws and regulations protecting the environment have become more stringent in recent years, and may, in some circumstances, result in liability for environmental damage regardless of negligence or fault through a strict, joint and several liability scheme, even if our operations were lawful at the time or in accordance with industry standards. In addition, pollution and similar environmental risks generally are not fully insurable. These liabilities and costs could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Additionally, changes in environmental laws or regulations, including laws relating to the emission of carbon dioxide and other GHGs or other climate change concerns, could require us to devote capital or other resources to comply with these laws and regulations. These changes could also subject us to additional costs and restrictions, including increased fuel costs. Such changes in laws or regulations could increase costs of compliance and doing business for our customers and thereby decrease the demand for our services. Because our business depends on the level of activity in the offshore oil and gas industry, existing or future laws and regulations related to GHGs and climate change, including incentives to conserve energy or use alternative energy sources, could have a negative impact on our business if such laws and regulations reduce the worldwide demand for oil and gas or limit drilling opportunities for our customers.

Additionally, we operate our vessels in a number of international markets and are subject to various international treaties and the local laws and regulations in jurisdictions where our vessels operate and/or are registered. These conventions, laws and regulations govern matters of environmental protection, GHG emissions, worker health and safety, vessel and port security, and the manning, construction, ownership and operation of vessels, including cabotage requirements similar to the Jones Act. Changes in such international treaties and such local laws and regulations can be unpredictable and may adversely affect our ability to carry out operations overseas.

The Inflation Reduction Act of 2022 could accelerate the transition to a low carbon economy and impose increased costs on our customers.

In August 2022, President Biden signed the Inflation Reduction Act of 2022 (“IRA 2022”) into law. The IRA 2022 contains incentives for the development of renewable energy, clean hydrogen, clean fuels, electric vehicles and supporting infrastructure and carbon capture and sequestration, among other provisions. These incentives could further accelerate the transition of the U.S. economy away from the use of fossil fuels towards lower- or zero-carbon emissions alternatives, which could decrease demand for oil and gas and consequently reduce demand for our services in that sector. In addition, the IRA 2022 imposes the first ever federal fee on the emission of GHGs through a methane emissions charge. The IRA 2022 amends the federal Clean Air Act (“CAA”) to impose a fee on the emission of methane from sources required to report their GHG emissions to the U.S. Environmental Protection Agency (“EPA”). The methane emissions charge will start in calendar year 2024 at $900 per ton of methane, increase to $1,200 per ton in 2025, and be set at $1,500 per ton for 2026 and each year thereafter. Calculation of the fee is based on certain thresholds established in the IRA 2022. The methane

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emissions charge could increase our customers’ operating costs in the oil and gas industry and reduce demand for our services.

Imposition of laws, executive actions or regulatory initiatives to restrict, delay or cancel leasing, permitting or drilling activities in deepwaters of the U.S. or foreign countries may reduce demand for our services and products and have a material adverse effect on our business, financial condition or results of operations.

We provide services for oil and natural gas exploration and production customers operating offshore in the deepwaters of the U.S. and in other countries. In the U.S., President Biden issued an executive order in January 2021 that commits to substantial action on climate change, calling for, among other things, the elimination of subsidies provided to the fossil fuel industry and an increased emphasis on climate-related risks across government agencies and economic sectors. In September 2023, the Biden Administration announced that federal agencies will be directed to consider the social cost of GHGs in agency budgeting, procurement, and other agency decisions, including in environmental reviews conducted pursuant to the National Environmental Policy Act, where appropriate. Additionally, regulatory agencies under the Biden Administration may issue new or amended rulemakings regarding deepwater leasing, permitting or drilling that could result in more stringent or costly restrictions, delays or cancellations in offshore oil and natural gas exploration and production activities. Additionally, decisions regarding federal offshore leasing have been subject to legal challenges that could delay or suspend offshore lease auctions, adversely affecting our customers’ businesses and reducing demand for our services. In September 2023, the Biden Administration announced a new five-year offshore leasing plan for the U.S. GoM. The plan calls for a maximum of three offshore lease sales, in 2025, 2027 and 2029, and no lease sales will be held in 2024. The five-year lease plan represents the smallest number of planned sales in the history of the offshore leasing program.

Any new legislation, executive actions or regulatory initiatives, whether in the U.S. or in other countries, that impose increased costs, more stringent operational standards or result in significant delays, cancellations or disruptions in our customers’ operations, could increase the risk of losing leasing or permitting opportunities, expired leases due to the time required to develop new technology, increased supplemental bonding costs, or cause our customers to incur penalties, fines or shut-in production at one or more of their facilities, any or all of which could reduce demand for our services. We cannot predict with any certainty the full impact of any new laws, regulations, executive actions or regulatory initiatives on our customers’ drilling operations or the opportunity to pursue such operations, or on the cost or availability of insurance to cover the risks associated with such operations. The matters described above, individually or in the aggregate, could have a material adverse effect on our business, financial condition and results of operations.

We operate in a highly competitive industry.

The offshore drilling and production support industry is both highly competitive and capital intensive and requires substantial resources and investment to satisfy customers and maintain profitability. Our customers award contracts based on price, industry reputation, service quality, vessel offerings and capabilities, transit costs and other similar factors. Increased competition for deepwater drilling contracts could depress dayrates and utilization rates, adversely affecting our profitability. A sustained inability to win contracts in our key markets would put pressure on our ability to service our debt.

Our financial and operating performance may be subject to the state of the offshore wind energy market.

Our results of operations may be subject to the state of the offshore wind energy market and the inherent complexity of developing wind energy projects. In addition to the state and federal government policies supporting renewable energy, the growth and development of the offshore wind energy market is subject to a number of factors, including, among other things:

•	a new and complex permitting process;

•	higher development costs than onshore alternatives;

•	the availability and cost of financing for the estimated pipeline of offshore wind energy projects;

•	fixed price contracts of wind development projects make it difficult to recover cost increases;

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•	the deferral or cancellation of offshore wind projects;

•

dynamics of the electricity market, which may be affected by a number of factors, including government regulation, power transmission, seasonality, fluctuations in demand, and the cost and availability of fuel, particularly natural gas;

•	the cost of raw materials used to make wind turbines, particularly steel;

•	the general increase in demand for electricity or “load growth”;

•	the costs of competing power sources, including natural gas, nuclear power, solar power and other power sources;

•	the development of new power generating technology, advances in existing technology or discovery of power generating natural resources;

•	the development of electrical transmission infrastructure;

•	state and federal laws and regulations, particularly those favoring low carbon energy generation alternatives;

•	administrative and legal challenges to proposed offshore wind energy development projects; and

•	heightened focus on environmental or habitat concerns.

We may be unable to attract and retain qualified, skilled employees necessary to operate our business, and the loss of key personnel could adversely affect our relationship with the military.

Much of our success depends on our ability to attract and retain highly skilled and qualified personnel. Our inability to hire, train and retain a sufficient number of qualified employees, including mariners, could impair our ability to manage, maintain and grow our business.

In crewing our vessels, we require skilled employees who can perform physically demanding work. As a result of past volatility in the oil and gas industry, many industry employees chose to pursue employment in other fields, leading the industry to experience a significant shortfall in qualified mariners. As conditions in the industry have improved, it has become more challenging to engage experienced personnel as crews on our vessels. We face strong competition within the broader oilfield industry for employees and potential employees, including competition from drilling rig operators for fleet personnel. We may have difficulty hiring employees or finding suitable replacements as needed and it is possible that we would have to raise wage rates or increase benefits offered to attract workers and to retain current employees. In such circumstances, if we are unable to increase our service rates to customers to compensate for wage increases or recruit qualified personnel to operate vessels at full utilization, our financial condition and results of operations may be adversely affected.

Additionally, the ongoing viability and potential growth of our contractual relationship with the U.S. military is dependent on our continued employment of certain key personnel. Any action taken by the U.S. military in response to the loss of key personnel, or potential loss of key personnel, from our operations could adversely affect our current and future business with the military and, in turn, adversely affect our financial results.

Further, our operations are dependent upon the efforts and continued employment of our executive officers and key management personnel, including, but not limited to, our Founder, Chairman, President and Chief Executive Officer, Todd M. Hornbeck, who has substantial experience and relationships with our major customers. Given industry management turnover resulting from restructurings and other corporate changes, seasoned managers are in demand. Although we have entered into employment agreements with our executive officers and key management personnel, there is no guarantee that they will remain employed by us. In the event of the loss of key management personnel, we would be required to hire a replacement and there can be no assurance that the replacement will be suitable or favorable to us, which could adversely affect our financial results and operations. The loss of services of one or more of our executive officers or key management personnel could have a negative impact on our financial condition and results of operations.

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We may be adversely affected by potential litigation.

In the future, we may become parties to litigation. In general, litigation can be expensive and time consuming to bring or defend against. Such litigation could result in settlements or damages that could significantly affect our financial results. It is not possible to predict the potential litigation that we may become party to nor the final resolution of such litigation. The impact of any such litigation on our businesses and financial stability, however, could be material.

Certain claims were not discharged in our bankruptcy and could have a material adverse effect on our financial condition and results of operations.

The U.S. Bankruptcy Code provides that the confirmation of a plan of reorganization discharges a debtor from substantially all debts arising prior to confirmation. With few exceptions, all claims that arise prior to the filing of a petition or before confirmation of a plan of reorganization (a) are subject to compromise and/or treatment under such plan of reorganization and/or (b) are discharged in accordance with the terms of such plan of reorganization.

In order to achieve our objective of a swift confirmation of the joint prepackaged plan of reorganization filed with and confirmed by the bankruptcy court on May 19, 2020 and June 19, 2020, respectively (the “Plan”), we determined to leave many classes of claims as unimpaired and thus such claims were not discharged under the Plan. Holders of such claims can still assert the claims against the reorganized entity and may have an adverse effect on our financial condition and results of operations.

Stacked vessels, and the unstacking of such vessels, may require substantial capital and operating expenditures and regulatory approvals.

Due to difficult market conditions, we have elected, and may elect, at various points, to stack certain vessels in our fleet, which would reduce the number of crew and personnel that operate and maintain such vessels. Though vessel stacking reduces the costs of operating a vessel, it reduces the number of available vessels we can deploy to service our customers and limits potential revenues. If market conditions do not improve, we may be required to stack additional vessels.

When we elect to unstack the stacked vessels, we will incur substantial capital and operating expenditures. These expenditures could increase as a result of changes in the cost of labor and materials, changes in technology, customer requirements for new or upgraded equipment, the size of our fleet, the cost of replacement parts for existing vessels, the geographic location of the vessels or the length of contracts. We will also incur costs associated with regulatory recertification and remobilization, changes in safety or other equipment standards and may incur additional costs to hire and train personnel to operate the vessels. Making such alterations may require the stacked vessels to remain out of service for extended periods of time, with corresponding losses of revenues. Such costs could have an adverse effect on our financial results and operations.

If we are unable to fund these capital expenditures with our liquidity, we may be required to incur additional borrowings, or seek out additional financing arrangements with banks or other capital providers. Our failure to obtain the funds for necessary future capital expenditures could have a material adverse effect on our business and on our financial position, results of operations and cash flows.

Unstacking of vessels could adversely impact the market for OSVs and MPSVs.

As of September 30, 2023, we had stacked 18 U.S.-flagged OSVs, three foreign-flagged OSVs and one U.S.-flagged MPSV. Certain of our competitors may also stack OSVs from time to time. To the extent that we or our competitors unstack vessels in response to improvement or perceived improvement in market conditions faster than the market can absorb such additional vessels, the market for OSVs could become oversaturated and would adversely affect dayrates and utilization for our vessels.

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Increases in the supply of vessels could decrease dayrates.

A material increase in the supply of OSVs or MPSVs, whether through new construction (including our own), refurbishment or conversion of vessels from other uses, remobilization, reactivation or changes in law or its application could increase competition for charters, lower utilization or lower dayrates, any of which would adversely affect our revenues and profitability. Such an increase in vessel capacity could also exacerbate the impact of any future downturn in the oil and gas industry, which would have an adverse impact on our business.

Additionally, because the Jones Act does not cover certain services provided by MPSVs, foreign competitors may deploy additional MPSVs to the U.S. GoM or build additional MPSVs that will compete with us in the U.S. GoM.

The early termination of or inability to renew contracts for our vessels could have an adverse effect on our operations.

Certain contracts for our vessels, including contracts with the United States government, allow for early termination at the customer’s option. Many of our contracts that contain early termination provisions contain remedies or other provisions that would compensate us in the event an option is exercised, such as early termination fees, but customers may choose to exercise their termination rights in spite of such remedies or provisions and such remedies may not fully compensate us for the loss of the contract.

Additionally, in economic downturns, customers have requested that we adjust the terms of their contracts to be more customer-friendly, including by assuming greater risks. While we are not required to give such concessions, commercial considerations may dictate that we do so, given the relatively few deepwater customers operating in the U.S. GoM. Certain customers who seek to terminate our contracts may attempt to defeat or circumvent our protections against certain liabilities for which we receive indemnity. Our customers’ ability to perform their obligations under their contracts, including their ability to fulfill their indemnity obligations to us, may be negatively impacted by an economic downturn. Our customers, which include national energy companies, often have significant bargaining leverage over us. Should a counterparty fail to honor its obligations under an agreement with us, we could sustain losses, which could have an adverse effect on our business and on our financial position, results of operations or cash flows.

Until we replace the terminated contracts with new contracts, our business could be temporarily disrupted or adversely affected, as there may be a gap in the operation of the vessels between the current contracts and subsequent contracts, or we may not be able to secure new contracts on substantially similar terms due to the prevailing market or industry conditions at the time of expiration. The fluctuation in the demand for our services may be impacted by volatility in oil and gas markets, which could ultimately adversely affect our financial position, results of operations or cash flows. As of September 30, 2023, we had stacked 18 U.S.-flagged OSVs, three foreign-flagged OSVs and one U.S.-flagged MPSV. Further, as of September 30, 2023, we had 38 existing contracts for our vessels that are currently operating, which have durations ranging from 15 days to five years. When oil and natural gas prices are low or it is expected that such prices will decrease in the future, we may be unable to obtain contracts at attractive dayrates or at all. We may not be able to obtain new contracts in direct continuation with existing contracts, or depending on prevailing market conditions, we may enter into contracts at dayrates substantially below the existing dayrates or on terms otherwise less favorable.

We may not be able to complete the construction of our remaining two newbuilds and may experience delays related to the newbuilds.

We began constructing two Jones Act-qualified MPSVs under our prior newbuild program. These vessels are large and complex. We estimate that the cost to complete these vessels will exceed the $53.8 million total contract price we are required to pay for their completion and that the sureties that have taken over their construction will be required to pay significant sums in excess of our remaining contribution. While the sureties are contractually required to fund these excess costs, they might not do so, which would result in delay and disputes. Moreover, the vessels are complex and the shipyard performing the completion work for the sureties

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may be unable or unwilling to perform on the anticipated timeline or at all, also potentially causing delay and disruption to our planned uses for the vessels.

Failure to successfully complete repairs, maintenance and routine drydockings on-time and on-budget could adversely affect our financial condition and operations.

We routinely engage shipyards to drydock vessels for regulatory compliance, repair, and maintenance. Equipment shortages, insufficient shipyard availability, unforeseen engineering issues, work stoppages, weather interference, unanticipated cost increases, inability to obtain necessary certifications and approvals, material shortages, labor issues, and other similar factors could lead to extended delays or additional costs. Significant delays could adversely affect our ability to perform under our contracts, and significant cost overruns could adversely affect our operations and profitability.

At October 31, 2023, our total contracted backlog was $659.3 million. The contractual revenue we ultimately receive may be lower than the contracted backlog due to a number of factors, including vessel downtime or suspension of operations. The actual dayrate may be lower than the contractual operating dayrate assumed in the contracted backlog described above because a down-time (such as waiting on weather) rate, repair rate, standby rate or force majeure rate, may apply under certain circumstances. Several factors could cause vessel downtime or a suspension of operations, including equipment breakdowns and other unforeseen engineering problems, marine casualties, labor strikes and other work stoppages, shortages of material and skilled labor, surveys by government and maritime authorities, periodic classification surveys, severe weather or harsh operating conditions, and force majeure events.

In certain contracts, the dayrate may be reduced to zero if, for example, repairs extend beyond a stated period of time. Our total contracted backlog includes only firm commitments and certain contracted option periods, which are represented by signed contracts or, in some cases, other definitive agreements awaiting contract execution. We may not be able to realize the full amount of our total contracted backlog due to events beyond our control. In addition, some of our customers have experienced liquidity issues in the past, including some recently, and these liquidity issues could be experienced again if commodity prices decline for an extended period of time. Liquidity issues and other market pressures could lead our customers to seek bankruptcy protection or to seek to repudiate, cancel or renegotiate these agreements for various reasons. Our inability to realize the full amount of our total contracted backlog may have an adverse effect on our financial position, results of operations or cash flows.

In addition to industry concentrations, we have certain customer concentrations, and the loss of a significant customer would adversely impact our financial results.

For the nine months ended September 30, 2023 and the year ended December 31, 2022, Occidental Petroleum Company accounted for 20.4% and 16.4% of our consolidated revenues, respectively, and Military Sealift Command accounted for 15.7% and 14.5% of our consolidated revenues, respectively. The loss or material reduction of business from a significant customer could therefore have a material adverse effect on our results of operations and cash flows. Moreover, our customer contracts subject us to counterparty risks. See “—We may be unable to collect amounts owed to us by customers.” The ability of each of our counterparties to perform their obligations under a contract with us will depend on a number of factors that are beyond our control such as the overall financial condition of the counterparty. Should a significant customer fail to honor its obligations under an agreement with us, we could sustain losses, which could have a material adverse effect on our business, financial condition and results of operations.

Ongoing and future acquisitions by us may create additional risks.

We regularly consider possible acquisitions of single vessels, vessel fleets and businesses, and, as of October 31, 2023, we have entered into contracts for the acquisition of three additional vessels that are scheduled

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to close by December 31, 2023, although due to supply chain constraints such deliveries could extend into early 2024. The success of this strategy is dependent upon our ability to identify appropriate acquisition targets, negotiate transactions on favorable terms, finance transactions, complete transactions and successfully integrate them into our existing business. Subject to the terms of our indebtedness, we may finance future acquisitions with cash from operations, additional indebtedness and/or by issuing additional equity or debt securities. Acquisitions can involve a number of special risks and challenges, including, but not limited to:

•	diversion of management time and attention from existing business and other business opportunities;

•	delays in closing the acquisition due to third-party consents, regulatory approvals or other reasons;

•	adverse effects from disclosed or undisclosed matters pertaining to the acquisition;

•	loss or termination of employees and the costs associated with the termination or replacement of such employees;

•	the assumption of debt, litigation or other liabilities of the acquired business;

•	the incurrence of additional debt related to the acquisition;

•	costs, expenses and working capital requirements associated with the acquisition;

•	dilution of stock ownership of existing stockholders;

•	accounting charges for restructuring and related expenses, impairment of goodwill, amortization of intangible assets and stock-based compensation expense; and

•	risks associated with reactivation of idle vessels, such as higher than anticipated cost or time, unknown condition, and obsolescence or unavailability of spare parts or components.

Even if we consummate an acquisition, the process of integrating the new acquisition into our operations may result in unforeseen operational difficulties and additional costs, and may adversely affect the effectiveness of internal controls over financial reporting. In addition, valuations supporting our acquisitions and strategic investments could change rapidly and integration may be more costly to accomplish than we expect. Moreover, our management may not be able to effectively manage a substantially larger business or successfully operate a new line of business. Failure to manage these acquisition risks could materially and adversely affect our ability to achieve anticipated levels of utilization, profitability or other benefits from the acquisitions, and ultimately could materially and adversely affect our business, results of operations and financial condition.

Our contracts with the United States government could be adversely affected by budget cuts or government “shutdowns.”

Our contracts with the United States government depend upon annual funding commitments authorized by Congress. In a period of government budget cuts or other political events, such as a prolonged government shutdown, such contracts might not be re-authorized or might be temporarily suspended, adversely affecting our financial results.

Our contracts with the United States government might not be renewed or may impose additional requirements.

We were recently informed that the MSC is conducting a market survey of companies capable of providing services we currently perform pursuant to a ten-year O&M contract scheduled to expire in 2025. If we were replaced as the contractor, our revenue would be impacted as well as our diversification efforts.

Our contracts with the United States government may impose requirements related to climate change, such as requirements that we disclose information about our GHG emissions or that we set and publicize emissions reductions targets for our operations. For example, in November 2022, the Federal Acquisition Regulatory Council proposed a rule under which we would qualify as a “major” contractor with at least $50 million in annual

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federal contracts, and thus would be required to disclose our Scope 1 and 2 GHG emissions and our relevant Scope 3 GHG emissions, make annual disclosures aligned with the recommendations of the Task Force on Climate-Related Financial Disclosures, and set science-based emissions reduction targets. See “Business—Government Regulation—Climate Change.” Our government contracts may be impacted by regulatory or legislative requirements related to climate change that could increase the cost of our government operations or accelerate obsolescence of vessels we employ for the government.

Our business involves a number of operational risks that may disrupt our business or adversely affect our financial results, and insurance may be unavailable or inadequate to protect against such risks.

Our vessels are subject to operating risks, including, but not limited to:

•	catastrophic marine disaster;

•	adverse weather and sea conditions;

•	mechanical failure;

•	collisions or allisions;

•	oil or other hazardous substance spills;

•	navigational errors;

•	acts of God; and

•	war, terrorism or piracy.

The occurrence of any of the enumerated events, or other similar events, may result in vessel damage, vessel loss, personnel injury or death, or environmental contamination. The occurrence of any such event could expose us to liability or costs.

Affected vessels may also be removed from service and thus be unavailable for income-generating activity.

Additionally, certain of our protection and indemnity insurance is provided by various mutual protection and indemnity associations. As associations, they rely on member premiums, investment reserves and income, and reinsurance to manage liability risks on behalf of their members. Increased investment losses, underwriting losses or reinsurance costs could cause domestic or international marine insurance associations to substantially raise the cost of premiums, resulting not only in higher premium costs, but also higher levels of deductibles. Increases in our premiums or deductible levels could adversely affect our operating costs.

While we believe that our insurance coverage is adequate and insures against risks that are customary in the industry, we may be unable to renew such coverage in the future at commercially reasonable rates. Moreover, existing or future coverage may not be sufficient to cover claims that may arise, and we do not maintain insurance for loss of income resulting from a marine casualty.

Operations in offshore waters have inherent and historically higher risk than onshore activities, and our operations could be affected by third-party actions.

Offshore operations are subject to a variety of operating risks specific to the marine environment, such as perils of the sea and marine casualty events that such perils can cause or contribute to, including capsizing, collisions and damage or loss from adverse weather conditions. In addition to being vulnerable to the risks associated with operating offshore, we may also be affected by actions of third-parties. For example, a third-party marine vessel may damage or destroy our assets or an accident caused by a third-party marine vessel may cause us to be subject to remediation and other costs resulting from releases of hazardous materials and other environmental and natural resource damages. In addition to utilization loss of our vessels and increased costs, these hazards could cause serious injuries, fatalities, contamination or property damage for which we could be held responsible.

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Further, the offshore oil and gas and alternative energy industries are subject to unforeseen occurrences or catastrophic events such as hurricanes, fires, explosions, collisions involving marine vessels and oil spills. Such catastrophic events could negatively affect the industry as a whole, which could have a material adverse effect on our business and on our financial position, results of operations and cash flows.

Our operations may be materially adversely affected by tropical storms and hurricanes.

Tropical storms, hurricanes and the threat of tropical storms and hurricanes often result in the shutdown of operations in coastal regions, including the GoM, as well as operations within the path and the projected path of the tropical storms or hurricanes. The Atlantic hurricane season is June through November. In addition, climate change could result in an increase in the frequency and severity of tropical storms, hurricanes or other extreme weather events. In the future, during a tropical storm or hurricane, we may be unable to operate in the area of the storm. Additionally, tropical storms or hurricanes may cause evacuation of personnel, reduce the areas in which, or the number of days during which, our customers would contract for our vessels in general and cause damage to our vessels and other equipment, which may result in suspension of certain operations. The shutdowns, related evacuations and damage can create unpredictability in activity and utilization rates, as well as delays and cost overruns, which could have a material adverse effect on our business, financial condition and results of operations.

Cybersecurity attacks may result in potential liability or reputational damage or otherwise adversely affect our business.

Many of our business and operational processes are heavily dependent on traditional and emerging technology systems, some of which are managed by us and some of which are managed by third-party service and equipment providers, to conduct day-to-day operations, improve safety and efficiency and lower costs. We use computerized systems to help run our financial and operations functions, including the processing of payment transactions, store confidential records and conduct vessel operations, which may subject our business to increased risks. If any of our financial, operational or other technology systems fail or have other significant shortcomings, our financial results could be adversely affected. Our financial results could also be adversely affected if an employee or other third party causes our operational systems to fail, either as a result of inadvertent error or by deliberately tampering with or manipulating our operational systems. In addition, dependence upon automated systems, including those on board our vessels, may further increase the risk of operational system flaws, and employee or other tampering or manipulation of those systems will result in losses that are difficult to detect.

Cybersecurity incidents are increasing in frequency and magnitude across all business types. We have experienced attempted cybersecurity attacks but have not suffered any material adverse effect to our business and operations as a result of such attempts. We have implemented security measures, internal controls and testing that are designed to detect and protect against cyberattacks. The Company regularly updates and reviews its testing protocols, however, no security measure is infallible. Despite these measures and any additional measures we may implement or adopt in the future, our facilities, vessels and systems, and those of our third-party service providers, have been and are vulnerable to security breaches, computer viruses, lost or misplaced data, programming errors, scams, burglary, human errors, misdirected wire transfers, and other adverse events, including threats to our critical operations technologies and process control networks. The increased number of employees relying on remote access to our information systems since the COVID-19 pandemic increases our exposure to potential cybersecurity breaches. Third-party systems on which we rely could also suffer such attacks or operational system failures. Any of these occurrences could result in material harm to our business, including ransom payments, significant remediation and cybersecurity protection costs, loss of customer or employee data, loss of intellectual property or proprietary information, litigation and legal risks, including regulatory actions, potential liability, reputational damage, or damage to the company’s competitiveness, stock price and long-term shareholder value, or otherwise have an adverse effect on our business, operations and financial results.

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In addition, laws and regulations governing data privacy and the unauthorized disclosure of confidential or protected information and recent legislation in certain U.S. states, pose increasingly complex compliance challenges and potentially elevate costs, and any failure to comply with these laws and regulations could result in significant penalties and legal liability.

Our operations in international markets and shipyard activities in foreign shipyards subjects us to risks inherent in conducting business internationally.

We derive a portion of our revenues from foreign sources. In addition, certain of our shipyard repair and procurement activities are being conducted with foreign vendors. We therefore face risks inherent in conducting business internationally, such as legal and governmental regulatory requirements, potential vessel detentions, seizures or nationalization of assets, import-export quotas or other trade barriers, difficulties in collecting accounts receivable and longer collection periods, political and economic instability, kidnapping of or assault on personnel, piracy, adverse tax consequences, difficulties and costs of staffing international operations and language and cultural differences. We do not hedge against foreign currency risk. While we endeavor to contract in U.S. dollars when operating internationally, some contracts may be denominated in a foreign currency, which would result in a foreign currency exposure risk. We also face risks related to administrative or other legal changes in foreign cabotage laws, or other legal or administrative changes that adversely impact planned or expected offshore energy development. For instance, in 2023, maritime regulators in Mexico implemented new approaches in their oversight of Navieras that historically have permissible levels of non-Mexican ownership, such as ours. As a result, we took legal action in Mexico to preserve our cabotage privileges there. While a stay has been issued and we plan to prosecute our claim seeking permanent reinstatement of our Mexican cabotage privileges, we nevertheless elected to move most of our Mexican-flagged vessels into various non-Mexican international markets utilizing our highly-skilled Mexican mariners and shore-based employees, which we believe will result in a temporary reduction of revenue for some of those vessels. All of these risks associated with our international operations are beyond our control and difficult to insure against. We cannot predict the nature and the likelihood of any such events. If such an event should occur, however, it could have a material adverse effect on our financial condition and results of operations.

Our employees are covered by federal laws that may subject us to job-related claims in addition to those provided by state laws.

Provisions of the Jones Act, the Death on the High Seas Act and general maritime law cover certain of our employees. These laws preempt state workers’ compensation laws and permit employees and their representatives to pursue actions against employers for job-related tort claims in federal courts. Because we are generally not protected by the damage limits imposed by state workers’ compensation statutes for these types of claims, we may be exposed to higher damage awards for these types of claims.

We are susceptible to unexpected increases in operating expenses such as crew wages, materials and supplies, maintenance and repairs and insurance costs.

Many of our operating costs, such as crew wages, materials and supplies, maintenance and repairs, and insurance costs are unpredictable and vary based on events beyond our control. Our profitability will vary based on fluctuations in operating costs. If our operating costs increase, we may not be able to recover such costs from customers. Such an increase in operating costs could adversely affect our financial results.

We may be unable to collect amounts owed to us by customers.

We typically grant customers credit on a short-term basis. Because we do not typically collect collateralized receivables from customers, we are subject to credit risk on the credit we extend. We estimate uncollectible accounts in our financial statements based on historical losses, current economic conditions, and individual customer evaluations. However, our estimates may not be accurate and the receivables due from customers as reflected in our financial statements may not be collectible.

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Our business may be subject to risks related to climate change, including physical risks such as increased adverse weather patterns and transition risks such as evolving climate change regulation, alternative fuel measures and/or mandates, shifting consumer preferences, technological advances and negative shifts in market perception towards the oil and natural gas industry and associated businesses, any of which could result in increased operating expenses and capital costs or decreased resources and adversely affect our financial results.

One of the asserted long-term physical effects of climate change may be an increase in the severity and frequency of adverse weather conditions, such as hurricanes, which may increase our insurance costs or risk retention, limit insurance availability or reduce the areas in which, or the number of days during which, our customers would contract for our vessels in general and in the U.S. GoM in particular. Such conditions could also cause damage to our assets. Any of these impacts, individually or in the aggregate, could materially and adversely affect our business, financial conditions, and results of operations. We are currently unable to predict the manner or extent of any such effect. Our ability to mitigate the adverse physical impacts of climate change depends in part upon our disaster preparedness and response and business continuity planning.

Combating the effects of climate change continues to attract considerable attention in the United States and internationally, including from regulators, legislators, companies in a variety of industries, financial market participants and other stakeholders. This focus, together with government grants, incentives and subsidies focused on alternative energy development, such as those contained in the IRA 2022, and changes in consumer and industrial/commercial behavior, preferences and attitudes with respect to the generation and consumption of energy, petroleum products and the use of products manufactured with, or powered by, petroleum products, may in the long-term result in (i) the enactment of additional climate change-related regulations, policies and initiatives (at the government, regulator, corporate and/or investor community levels), including alternative energy requirements, new fuel consumption standards, energy conservation and emissions reductions measures and responsible energy development, (ii) technological advances with respect to the generation, transmission, storage and consumption of energy (e.g., wind, solar and hydrogen power, smart grid technology and battery technology, and increasing efficiency) and (iii) increased availability of, and increased consumer and industrial/commercial demand for, alternative energy sources and products manufactured with, or powered by, alternative energy sources (e.g., electric vehicles and renewable residential and commercial power supplies).

Climate change legislation and regulatory initiatives may arise from a variety of sources, including international, national, regional and state levels of government and associated administrative bodies, seeking to monitor, restrict or regulate existing emissions of GHGs, such as carbon dioxide and methane, as well as to restrict or eliminate future emissions. Restrictions on GHG emissions that may be imposed, or the adoption and implementation of regulations that require reporting of GHG emissions or other climate-related information or otherwise seek to limit GHG emissions (including carbon pricing schemes) from ourselves or our customers, could adversely affect our business and the oil and gas industry. Accordingly, our business and operations, and those of our customers, are subject to executive, regulatory, political and financial risks associated with marine transportation, petroleum products and the emission of GHGs. Any legislation or regulatory programs related to climate change could increase our costs and require substantial capital, compliance, operating and maintenance costs, reduce demand for petroleum and related marine transportation services, reduce our access to financial markets, and create greater potential for governmental investigations or litigation. For example, the adoption of legislation or regulatory programs to reduce GHG emissions could require us or our customers to incur increased operating costs or acquire emissions allowances or to comply with new regulatory requirements. Such regulatory initiatives could also stimulate demand for alternative forms of energy that do not rely on petroleum products and indirectly reduce demand for our services. Further, the SEC issued a proposed rule in March 2022 that would mandate extensive disclosure of climate-related data, risks, and opportunities, including financial impacts, physical and transition risks, related governance and strategy, and GHG emissions, for certain public companies. While the final rule has not been released, we cannot predict the costs of implementation or any potential adverse impacts resulting from the rulemaking. To the extent this rulemaking is finalized as proposed, we could incur increased costs relating to the assessment and disclosure of climate-related risks, and we cannot predict how any

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information disclosed under the rule may be used by financial institutions or investors. We may face increased litigation risks, or limits or restrictions on our access to capital, related to disclosures made pursuant to the rule if finalized as proposed.

Fuel conservation measures, alternative fuel requirements, increasing consumer demand for alternatives to oil and natural gas, technological advances in fuel economy and energy generation devices, and the increased competitiveness of and technological advances with respect to alternative energy sources (such as electric vehicles, wind, solar, geothermal, tidal, fuel cells and biofuels) could reduce demand for oil and natural gas and therefore indirectly negatively impact our revenues. Furthermore, as our competitors use or develop new technological advances designed to reduce their impacts on the environment or climate change, such as the use of alternative fuels for marine vessels, we may be placed at a competitive disadvantage or may be forced by competitive pressures to implement new technologies at substantial costs. We may not be able to respond to these competitive pressures or implement new technologies on a timely basis or at an acceptable cost. If one or more of the technologies we use now or in the future were to become obsolete, our business, financial condition or results of operations could be materially and adversely affected.

Additionally, certain segments of the investor community have recently expressed negative sentiment towards investing in the oil and natural gas industry and associated businesses. Climate change-related developments in particular may result in negative perceptions of the traditional oil and gas industry and, in turn, reputational risks involving business activities associated with petroleum product exploration and production. There have been efforts in recent years, for example, to influence the investment community, including investment advisors, insurance companies, and certain sovereign wealth, pension and endowment funds and other groups, by promoting divestment of fossil fuel equities and pressuring lenders to limit funding and insurance underwriters to limit coverages to companies engaged in the extraction of fossil fuel reserves. Financial institutions may elect in the future to shift some or all of their investment into non-fossil fuel related sectors. Some investors, including certain pension funds, university endowments and family foundations, have stated policies to reduce or eliminate their investments in the oil and natural gas sector based on social and environmental considerations. Institutional lenders who provide financing to companies associated with the oil and gas industry have also become more attentive to sustainable lending practices, and some may elect not to provide traditional energy producers or companies that support such producers with funding. Such developments could ultimately result in reduced demand for our services or reduce our access to, and increase the cost of, debt or capital.

Any legislation, regulatory programs, technological advances or social pressures related to climate change could increase our or our customers’ operating and compliance costs, reduce demand for our services, and, together with negative investor sentiment, may have a material adverse effect on our business, financial condition, results of operations and cash flows. For further discussion, please see “Business—Government Regulation—Climate Change.”

Increased scrutiny and changing stakeholder expectations with respect to ESG matters may impact our business and expose us to additional risks.

In recent years, companies across all industries are facing increasing scrutiny from stakeholders related to their ESG and sustainability practices. A number of advocacy groups, both domestically and internationally, have engaged in activism campaigns centered around increasing attention and demands for governmental and private sector action related to climate change and promoting the use of substitutes to fossil fuel products. Further, failure or a perception (whether or not valid) of failure to implement our ESG strategy or achieve sustainability goals and targets we have set, could damage our reputation, causing our investors or other stakeholders to lose confidence in the Company, and negatively impact our operations. There can be no assurance that we will be able to accomplish any announced goals, targets initiatives, commitments or objectives related to our ESG strategy, as statements regarding the same reflect our current plans and aspirations and are not guarantees that we will be able to achieve them within the timelines we announce, or at all. In certain circumstances, we could determine in our

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discretion that it is not feasible or practical to implement or complete certain of our ESG goals, targets, initiatives, policies or procedures based on cost, timing or other considerations. Our continuing efforts to research, establish, accomplish and accurately report on the implementation of our ESG strategy, including any ESG goals, may also create additional operational risks and expenses and expose us to reputational, legal and other risks. Moreover, while we may create and publish voluntary disclosures regarding ESG matters from time to time, some of the statements in those voluntary disclosures may be based on hypothetical expectations and assumptions that may or may not be representative of current or actual risks or events or forecasts of expected risks or events, including the costs associated therewith. Such expectations and assumptions are necessarily uncertain and may be prone to error or subject to misinterpretation given the long timelines involved and the lack of an established single approach to identifying, measuring and reporting on many ESG matters. The occurrence of any of the foregoing could have a material adverse effect on our business and financial condition.

Further, our business and growth opportunities require us to have strong relationships with various key stakeholders, including our investors, employees, suppliers, customers and others. We may face pressures from stakeholders, many of whom are increasingly focused on climate change, to prioritize sustainable energy practices, reduce our carbon footprint and promote sustainability while at the same time remaining a successfully operating business. If we do not successfully manage expectations across these varied stakeholder interests, it could erode our stakeholder trust and thereby affect our brand and reputation. Such erosion of confidence could negatively impact our business through decreased demand and growth opportunities, delays in projects, increased legal action and regulatory oversight, adverse press coverage and other adverse public statements, difficulty hiring and retaining top talent, difficulty obtaining necessary approvals and permits from governments and regulatory agencies on a timely basis and on acceptable terms and difficulty securing investors and access to debt or capital.

In addition, organizations that provide information to investors on corporate governance and related matters have developed ratings processes for evaluating companies on their approach to ESG matters. Such ratings are used by some investors to inform their investment decisions and thus unfavorable ESG ratings could have a negative impact on our access to and cost of capital as well as our reputation.

Supplier capacity constraints or shortages in parts, equipment or materials, supplier production disruptions, supplier quality and sourcing issues or price increases could increase our operating costs, decrease our revenues and adversely impact our operations.

Our reliance on third-party suppliers, manufacturers and service providers to secure equipment and materials used in our operations exposes us to volatility in the quality, price and availability of such items. During periods of reduced demand, many of these third-party suppliers reduced their inventories of parts and equipment and, in some cases, reduced their production capacity. Moreover, the global supply chain was disrupted by the COVID-19 pandemic, resulting in shortages of, and increased pricing pressures on, among other things, certain materials and labor. Further, the volatility of the price of steel can impact the construction and repair costs of our vessels. If we seek to reactivate stacked vessels, upgrade our active vessels or purchase additional vessels, these reductions and global supply chain constraints could make it more difficult for us to find equipment, materials, parts and labor for our vessels. While we believe we maintain a sufficient inventory of spare parts and equipment and have employed highly-trained, internal technical resources, including engineers and repair technicians, capable of maintaining and repairing the specialized machinery and equipment aboard our vessels, there can be no assurance that these measures would be sufficient to avoid an adverse impact on our business during periods of reduced demand or supply chain constraints. A disruption or delay in the deliveries from third-party suppliers, capacity constraints, production disruptions, price increases (including those related to the price of steel, inflation and supply chain disruptions), defects or quality-control issues, recalls or other decreased availability or servicing of parts and equipment could adversely affect our ability to meet our commitments to customers on a timely basis and adversely impact our operations and revenues by resulting in uncompensated downtime, reduced dayrates, the incurrence of liquidated damages or other penalties or the cancellation or termination of contracts, or increase our operating costs.

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We may be unable to effectively and efficiently manage our fleet as we expand our business, which could have an adverse effect on our business, financial condition and results of operations.

We have expanded, and plan to continue to expand, the size, scope and nature of our business through mergers and acquisitions, resulting in an increase in the breadth of our fleet and service offerings and an expansion of our business geographically, including in traditional oilfield as well as offshore wind, military and other non-oilfield applications. Business expansion places increasing demands on us and/or our fleet. We must anticipate demand well into the future in order to service our extensive customer base. The inability to effectively and efficiently manage our assets to meet the current and future needs of our customers, which may vary widely from what is originally forecast due to a number of factors beyond our control, including periods of difficult market conditions or slowdowns in any of the business sectors or various regions in which we operate, could have an adverse effect on our business, financial condition and results of operations. We could experience any of these conditions at the same time, resulting in a relatively greater impact on our results of operations than they might have on other companies that have more diversified operations.

Certain of our principal stockholders are involved in other ventures related to the offshore services industry and have the ability to take actions that could conflict with our interests.

Certain of our directors, including those directors appointed by our principal stockholders or their investment managers or respective affiliates are involved in the offshore services industry through their direct and indirect participation in businesses which are our potential competitors, service providers or customers. Situations may arise in connection with potential acquisitions, investments or contractual disputes where the other interests of these directors may conflict with our interests. Although our directors with conflicts of interest will be subject to and expected to follow the procedures set out in applicable legislation, regulations, rules and policies, any conflicts of interest may not be resolved in favor of our interests. Additionally, the involvement of our directors with other business ventures may require their time and attention be shared with their other business ventures.

Our principal stockholders may also have an interest in pursuing acquisitions, divestitures, financings or other transactions that, in their judgment, could enhance their equity investment, even though such transactions might involve risks to our other investors and lenders. In addition, our principal stockholders and their investment managers and respective affiliates are in the business of making investments in companies and may, from time to time, acquire interests in businesses that directly or indirectly compete with our business, as well as businesses that are significant existing or potential customers or service providers. Our principal stockholders or their investment managers or respective affiliates may also seek to acquire businesses and/or assets that we seek to acquire and, as a result, these acquisition opportunities may not be available to us or may be more expensive for us to pursue.

Risks Relating to Legal, Regulatory, Accounting and Tax Matters

We may be unable to maintain an effective system of disclosure controls and procedures or internal control over financial reporting and produce timely and accurate financial statements or comply with applicable regulations.

As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), and, if approved for listing, the rules and regulations and the listing standards of NYSE.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. We are continuing to develop and refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we will file with the SEC is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms and that information required to be disclosed in reports under the Exchange Act

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is accumulated and communicated to our principal executive and financial officers. We are also continuing to improve our internal control over financial reporting. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, we have expended, and anticipate that we will continue to expend, significant resources, including accounting-related costs and significant management oversight.

We may discover weaknesses in our disclosure controls and procedures and internal control over financial reporting in the future. Any failure to develop or maintain effective controls or any difficulties encountered in their implementation or improvement could harm our operating results or cause us to fail to meet our reporting obligations and may result in a restatement of our financial statements for prior periods. Any failure to implement and maintain effective internal control over financial reporting also could adversely affect the results of periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of our internal control over financial reporting that we will eventually be required to include in our periodic reports that will be filed with the SEC. Ineffective disclosure controls and procedures and internal control over financial reporting could cause delays in our ability to comply with public company reporting requirements (including under the Exchange Act or stock exchange rules) and could also cause investors to lose confidence in our reported financial and other information, which could have a negative effect on the trading price of our common stock. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on the NYSE. We are not currently required to comply with the SEC rules that implement Section 404 of the Sarbanes-Oxley Act and are therefore not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. As a public company, we will be required to provide an annual management report on the effectiveness of our internal control over financial reporting commencing with our second annual report.

Our independent registered public accounting firm is not currently required to formally attest to the effectiveness of our internal control over financial reporting. Once such reporting becomes required, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our internal control over financial reporting is documented, designed or operating. Any failure to maintain effective disclosure controls and internal control over financial reporting could have a material adverse effect on our business and operating results and could cause a decline in the price of our common stock.

We and our directors and executive officers may be subject to litigation for a variety of claims, which could harm our reputation and adversely affect our business, results of operations and financial condition.

In the ordinary course of business, we have in the past and may in the future be involved in and subject to litigation for a variety of claims or disputes and receive regulatory inquiries. These claims, lawsuits and proceedings could include labor and employment, wage and hour, commercial, regulatory, antitrust, alleged securities law violations or other investor claims, environmental damage, claims that our employees have wrongfully disclosed or we have wrongfully used proprietary information of our employees’ former employers and other matters. Claims under any such litigation may be material or may be indeterminate. The number and significance of these potential claims and disputes may increase as our business expands. Further, our general liability insurance may not cover all potential claims made against us or be sufficient to indemnify us for all liability that may be imposed. Any claim against us, regardless of its merit, could be costly, divert management’s attention and operational resources, and harm our reputation.

Our directors and executive officers may also be subject to litigation. The limitation of liability and indemnification provisions that are included in our amended and restated certificate of incorporation, our amended and restated bylaws and indemnification agreements that we have entered into with our directors and executive officers provide that we will indemnify our directors and officers to the fullest extent permitted by Delaware law and may discourage stockholders from bringing a lawsuit against our directors and executive officers for breach of their fiduciary duties. Such provisions may also reduce the likelihood of derivative

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litigation against our directors and executive officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be harmed to the extent that we pay the costs of settlement and damage awards against our directors and executive officers as required by these indemnification provisions. We have obtained insurance policies under which, subject to the limitations of the policies, coverage is provided to our directors and executive officers against loss arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or executive officer, including claims relating to securities matters, and to us with respect to payments that may be made by us to these directors and executive officers pursuant to our indemnification obligations or otherwise as a matter of law. These insurance policies may not cover all potential claims made against our directors and executive officers, may not be available to us in the future at a reasonable rate and may not be adequate to indemnify us for all liability that may be imposed.

As litigation is inherently unpredictable, we cannot assure you that any potential claims or disputes will not harm our business, results of operations and financial condition.

We do not own the Hornbeck Brands but may use the Hornbeck Brands pursuant to the terms of a license granted by HFR, and our business may be materially harmed if we breach our license agreement or it is terminated.

Pursuant to the Third Amended and Restated Trade Name and Trademark License Agreement, dated September 4, 2020 (the “License Agreement”) between our subsidiary Hornbeck Offshore Operators, LLC (“HOO”) and HFR, LLC (“HFR”), we have an exclusive license to use the various Hornbeck trade names and trademarks provided in the License Agreement, which include “Hornbeck,” “Hornbeck Offshore,” “Hornbeck Offshore Services,” “HOS,” “HOSMAX,” “HOSS” and our current horse head logos (the “Hornbeck Brands”). The License Agreement will remain in force and effect for as long as HOO uses the Hornbeck Brands in accordance with the terms of the License Agreement.

The license to the Hornbeck Brands granted to us under the License Agreement will terminate five years after our initial public offering, and there is no guarantee that we will be able to enter into or replace it with a new license agreement on commercially reasonable terms or terms that are substantially similar to the terms in the License Agreement. In addition, the License Agreement may be terminated by HFR in its entirety under certain circumstances, including if Todd Hornbeck ceases to hold the offices of Chairman, President and CEO of HOO or Hornbeck Offshore Services, Inc. with or without cause. Termination of the License Agreement would eliminate our rights to use the Hornbeck Brands and may result in our having to negotiate a new agreement with less favorable terms or change our corporate name and undergo other significant rebranding efforts. Loss of the rights to use the Hornbeck Brands could disrupt our recognition in the marketplace, damage any goodwill we may have generated, and otherwise have a material adverse effect on us. These rebranding efforts may require significant resources and expenses and may affect our ability to attract and retain customers, all of which may have a material adverse effect on our business, contracts, financial condition, operating results, liquidity and prospects.

Our success also depends in part upon successful prosecution, maintenance, enforcement and protection of our owned and licensed intellectual property, including the Hornbeck Brands that we license from HFR. Under the License Agreement, we are obligated to take actions to obtain, maintain, enforce and protect the Hornbeck Brands. Should we fail to maintain, enforce or protect the Hornbeck Brands or other intellectual property, we could be materially harmed.

Defending against intellectual property claims could adversely affect our business.

We may from time to time face allegations that we are infringing, misappropriating or otherwise violating the intellectual property rights of third parties, including the intellectual property rights of our competitors. We may be unaware of the intellectual property rights that others may claim cover some or all of our technology or services. Irrespective of the validity of any such claims, we could incur significant costs and diversion of

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resources in defending against them, and there is no guarantee any such defense would be successful, which could have a material adverse effect on our business, contracts, financial condition, operating results, liquidity and prospects.

Even if these matters do not result in litigation or are resolved in our favor or without significant cash settlements, these matters, and the time and resources necessary to litigate or resolve them, could divert the time and resources of our management team and harm our business, our operating results and our reputation.

Subjective estimates and judgments used by management in the preparation of our financial statements, including estimates and judgments that may be required by new or changed accounting standards, may impact our financial condition and results of operations.

The preparation of financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses. Due to the inherent uncertainty in making estimates, results reported in future periods may be affected by changes in estimates reflected in our financial statements for earlier periods. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. From time to time, there may be changes in the financial accounting and reporting standards that govern the preparation of our financial statements. These changes can materially impact how we record and report our financial condition and results of operations. In some instances, we could be required to apply a new or revised standard retrospectively. If the estimates and judgments we use in preparing our financial statements are subsequently found to be incorrect or if we are required to restate prior financial statements, our financial condition or results of operations could be significantly affected.

Changes in tax laws could adversely affect our business, financial condition and results of operations.

Changes in tax laws in any of the multiple jurisdictions in which we operate, or adverse outcomes from tax audits that we may be subject to in any such jurisdiction, could result in an unfavorable change in our effective tax rate, which could adversely affect our business, financial condition and operating results. In particular, in the United States, the recently enacted IRA 2022 introduced, among other changes, a 15% corporate minimum tax on certain United States corporations and a 1% excise tax on certain stock redemptions by publicly traded United States corporations. We do not currently expect that the 15% corporate minimum tax would have an effect on our overall effective tax rate. However, we are currently unable to predict the ultimate impact of the IRA 2022 or any further changes in U.S. tax law on our business, financial condition and operating results. In addition, tax laws are dynamic and subject to change as new laws are passed and new interpretations of the law are issued or applied. For example, the Biden administration has proposed several tax increases, including raising the U.S. corporate income tax rate from 21% to 28%.

Further, we operate in a number of jurisdictions, which contributes to the volatility of our effective tax rate. Changes in tax laws or the interpretation of tax laws in the jurisdictions in which we operate may affect our effective tax rate. For example, a number of countries, as well as organizations such as the Organization for Economic Cooperation and Development, support a global minimum tax initiative. Such countries and organizations are also actively considering changes to existing tax laws or have proposed new tax laws that could increase our tax obligations. In addition, we are required under GAAP to place valuation allowances against our NOL carryforwards and other deferred tax assets in certain tax jurisdictions. These valuation allowances result from analysis of positive and negative evidence supporting the realization of tax benefits. Negative evidence includes a cumulative history of pre-tax operating losses in specific tax jurisdictions. Changes in valuation allowances have historically resulted in material fluctuations in our effective tax rate. Economic conditions or changes in tax laws may dictate the continued imposition of current valuation allowances and, potentially, the establishment of new valuation allowances. While significant valuation allowances remain, our effective tax rate will likely continue to experience significant fluctuations. Furthermore, certain foreign jurisdictions may take actions to delay our ability to collect value-added tax refunds.

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Our ability to utilize our NOL carryforwards may be limited.

As of December 31, 2022, we had deferred tax assets related to U.S. federal NOL carryforwards of approximately $55.5 million and state NOL carryforwards of approximately $5.4 million. Our ability to utilize our U.S. federal and state NOL carryforwards depends on many factors, including our future income, which cannot be assured. Section 382 of the Internal Revenue Code of 1986, as amended (the “Code”) generally imposes an annual limitation on the amount of NOLs that may be used to offset taxable income when a corporation has undergone an “ownership change” (as determined under Section 382 of the Code). An ownership change generally occurs if one or more stockholders (or groups of stockholders) who are each deemed to own at least 5% of such corporation’s stock increase their aggregate ownership by more than 50 percentage points over their lowest ownership percentage within a rolling three-year period. In the event that an ownership change occurs, utilization of the relevant corporation’s NOLs would be subject to an annual limitation under Section 382 of the Code, generally determined, subject to certain adjustments, by multiplying (i) the fair market value of the corporation’s equity at the time of the ownership change by (ii) the highest percentage approximately equivalent to the yield on long-term tax-exempt bonds for any month in the three-calendar month period ending with the calendar month in which the ownership change occurs. Any unused annual limitation may be carried over to later years. A portion of our NOLs is already limited under Section 382 of the Code as a result of an ownership change that occurred in connection with our emergence from Chapter 11 bankruptcy on September 4, 2020. Future changes in our stock ownership, which may be outside of our control, may trigger an additional ownership change and, consequently, additional limitations under Section 382 of the Code. Any such limitations on our ability to use our NOL carryforwards to offset future taxable income could adversely affect our future cash flows. Many states have similar laws, in addition to laws that suspend, reduce or eliminate the ability to carry losses forward. Accordingly, our state NOLs totaling $72.4 million may be carried forward indefinitely, but the deductibility of such state NOLs may be limited to the lesser of 72% of the current year taxable income or the available NOL carryforward for returns filed on or after July 1, 2015.

We are subject to various anti-corruption laws and regulations and laws and regulations relating to economic sanctions. Violations of these laws and regulations could have a material adverse effect on our business, financial condition and results of operations.

We are subject to various anti-corruption laws, including the U.S. Foreign Corrupt Practices Act, the United Nations Convention Against Corruption and the Brazil Clean Company Act. These laws generally prohibit companies and their intermediaries from engaging in bribery or making other improper payments of cash (or anything else of value) to government officials and other persons in order to obtain or retain business or to obtain an improper business benefit. Our business operations also must be conducted in compliance with applicable economic sanctions laws and regulations, including rules administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control, the U.S. Department of State, the U.S. Department of Commerce, the United Nations Security Council, and other relevant authorities.

We strive to conduct our business activities in compliance with relevant anti-corruption laws and regulations, and we have adopted proactive procedures to promote such compliance. While we are not aware of issues of historical noncompliance, full compliance cannot be guaranteed. Violations of anti-corruption laws and regulations, or even allegations of such violations, could result in civil or criminal penalties or other fines or sanctions, including prohibition of our participating in or curtailment of business operations in those jurisdictions and the seizure of vessels or other assets, which could have a material adverse effect on our business, financial condition and results of operation. Moreover, we may be held liable for actions taken by local partners or agents in violation of applicable anti-bribery laws, even though these partners or agents may themselves not be subject to such laws. Further, changes to the applicable laws and regulations, and/or significant business growth, may result in the need for increased compliance-related resources and costs.

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Our Creditor Warrants are accounted for as liabilities and changes in the value of these warrants could have a material effect on our financial results.

Our Creditor Warrants (warrants entitling holders to purchase common stock at a strike price set at an enterprise value of $621.2 million, or $27.83 per share (subject to adjustment)), were issued upon the Company’s emergence from Chapter 11 bankruptcy on the effective date of the Plan. ASC 815-40 provides for the remeasurement of the fair value of such derivatives at each balance sheet date, with a resulting non-cash gain or loss related to the change in the fair value being recognized in the consolidated statements of operations. As a result of the recurring fair value measurement, our financial statements and results of operations may fluctuate quarterly based on factors which are outside of our control. Due to the recurring fair value measurement, we expect that we will recognize non-cash gains or losses on the Creditor Warrants each reporting period and that the amount of such gains or losses could be material. See Note 11 to our Annual Financial Statements and Note 7 to our Quarterly Financial Statements included elsewhere in this prospectus for additional information about the Creditor Warrants.

Risks Relating to Our Indebtedness

Our indebtedness could materially adversely affect our financial condition.

We have a significant amount of indebtedness. As of September 30, 2023, our total indebtedness was approximately $349.0 million, consisting of outstanding principal amount of Exit Second Lien Term Loans under the Second Lien Credit Agreement (as defined herein).

Our substantial indebtedness could have important consequences, including the following:

•	making it more difficult for us to satisfy our other obligations;

•	limiting our ability to obtain additional financing to fund future working capital, capital expenditures, acquisitions or other general corporate requirements;

•

requiring us to dedicate a substantial portion of our cash flows to debt service payments instead of other purposes, thereby reducing the amount of cash flows available for working capital, capital expenditures, acquisitions and other general corporate purposes;

•	increasing our vulnerability to general adverse economic and industry conditions;

•	limiting our flexibility in planning for and reacting to changes in the industry in which we compete;

•	placing us at a disadvantage compared to other, less leveraged competitors; and

•	increasing our cost of borrowing.

In addition, the Second Lien Credit Agreement contains restrictive covenants that limit our ability to engage in activities that may be in our long-term best interest. Our failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of all our debt and/or the exercise of other remedies by the lenders and other secured parties thereunder. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

We may not be able to generate sufficient cash to service all of our indebtedness or repay such indebtedness when due and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.

Our ability to make scheduled payments on or refinance our debt obligations depends on our financial condition and operating performance, which are subject to prevailing economic and competitive conditions and to financial, business, legislative, regulatory and other factors, some of which are beyond our control. We cannot be sure that our business will generate sufficient cash flows from operating activities, or that future borrowings will be available, to permit us to pay the principal, premium, if any, and interest on our indebtedness.

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If our cash flows and capital resources are insufficient to fund our debt service obligations, we could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures or to dispose of material assets or operations, seek additional debt or equity capital or restructure or refinance our indebtedness. The loans under the Second Lien Credit Agreement mature in March 2026. We may not be able to implement any such alternative measures, if necessary, on commercially reasonable terms or at all and, even if successful, those alternative actions may not allow us to meet our scheduled debt service obligations. The Second Lien Credit Agreement restricts our ability to dispose of assets and use the proceeds from those dispositions and may also restrict our ability to raise debt or equity capital to be used to repay other indebtedness when it becomes due. We may not be able to consummate those dispositions or to obtain proceeds in an amount sufficient to meet any debt service obligations then due. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Debt Agreements.”

Our inability to generate sufficient cash flows to satisfy our debt obligations, or to refinance our indebtedness on commercially reasonable terms or at all, would have a material adverse effect on our financial condition and results of operations.

If we cannot make scheduled payments on our debt, we will be in default, and the lenders under the Second Lien Credit Agreement could accelerate our debt and/or exercise other remedies and we could be forced into bankruptcy or liquidation.

Despite our current level of indebtedness, we and our subsidiaries may still be able to incur substantially more debt. This could further exacerbate the risks to our financial condition described herein.

We and our subsidiaries may be able to incur significant additional indebtedness in the future. Although the Second Lien Credit Agreement contains restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of qualifications and exceptions, and the additional indebtedness incurred in compliance with these restrictions could be substantial. For instance, under the Second Lien Credit Agreement, we are permitted to incur up to $75 million of first lien debt, without consent from the lenders under the Second Lien Credit Agreement. These restrictions on the incurrence of additional indebtedness also will not prevent us from incurring obligations that do not constitute indebtedness, such as the remaining $53.8 million commitment under the MPSV construction contracts.

The terms of the Second Lien Credit Agreement restrict our current and future operations, including our ability to respond to changes or to take certain actions.

The Second Lien Credit Agreement contains a number of restrictive covenants that impose significant operating and financial restrictions on us and may limit our ability to engage in acts that may be in our long-term best interest. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Debt Agreements.” The restrictive covenants under the Second Lien Credit Agreement include restrictions on our ability to:

•	incur additional indebtedness and guarantee indebtedness;

•	pay dividends or make other distributions or repurchase or redeem our capital stock;

•	prepay, redeem or repurchase subordinated debt;

•	issue certain preferred stock or similar equity securities;

•	make loans and investments;

•	sell or otherwise dispose of assets or property, except in certain circumstances;

•	create or incur liens;

•	enter into transactions with affiliates;

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•	enter into agreements restricting our subsidiaries’ ability to pay dividends, to enter into and perform certain intercompany debt transactions and to transfer assets to us or other subsidiaries;

•

permit the sum of our and our subsidiaries’ unrestricted cash and cash equivalents, determined in accordance with GAAP (including any cash and cash equivalents held in an account subject to a control agreement in favor of the secured parties under the Second Lien Credit Agreement and any unused commitments available to be borrowed under any permitted debt facility) to be less than $25 million as of the last day of any fiscal quarter; and

•	make fundamental changes in our business, corporate structure or capital structure, including, among other things, entering into mergers, acquisitions, consolidations and other business combinations.

As a result of these restrictions, we may be:

•	limited in how we conduct our business;

•	unable to raise additional debt or equity financing to operate during general economic or business downturns; or

•	unable to compete effectively or to take advantage of new business opportunities. These restrictions may affect our ability to grow in accordance with our strategy.

A breach of the covenants or restrictions under the Second Lien Credit Agreement could result in a default or an event of default. Such a default may allow the creditors to accelerate the related debt and/or exercise other remedies and may result in the acceleration of any other debt to which a cross-acceleration or cross-default provision applies. In exacerbated or prolonged circumstances, one or more of these events could result in our bankruptcy or liquidation.

Risks Related to this Offering and Ownership of Our Common Stock

No market currently exists for our common stock, and an active, liquid trading market for our common stock may not develop, which may cause shares of our common stock to trade at a discount from the initial offering price and make it difficult to sell the shares of common stock you purchase.

Prior to this offering, there has not been a public trading market for shares of our common stock. We cannot predict the extent to which investor interest in us will lead to the development of a trading market or how active and liquid that market may become. If an active and liquid trading market does not develop or continue, you may have difficulty selling your shares of our common stock at an attractive price or at all. The initial public offering price per share of common stock will be determined by negotiations between us and the underwriters, and may not be indicative of the price at which shares of our common stock will trade in the public market after this offering. The market price of our common stock may decline below the initial offering price and you may not be able to sell your shares of our common stock at or above the price you paid in this offering, or at all.

You will incur immediate and substantial dilution.

Prior stockholders have paid substantially less per share of our common stock than the price in this offering. The initial public offering price per share of our common stock will be substantially higher than the as adjusted net tangible book value per share of outstanding common stock prior to completion of this offering. Based on our as adjusted net tangible book value as of September 30, 2023, and upon the issuance and sale of shares of our common stock by us at an initial public offering price of $                 per share (which is the midpoint of the estimated offering price range shown on the cover page of this prospectus), if you purchase our common stock in this offering, you will pay more for your shares than the amounts paid by our existing stockholders for their shares and you will suffer immediate dilution of approximately $                 per share. Dilution is the amount by which the offering price paid by purchasers of our common stock in this offering will exceed the as adjusted net tangible book value per share of our common stock upon completion of this offering. If the underwriters exercise

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their option to purchase additional shares you will experience additional dilution. You may experience additional dilution upon future equity issuances or upon the exercise of our outstanding Jones Act Warrants or Creditor Warrants, exercise of options to purchase our common stock or the settlement of restricted stock units granted to our employees, executive officers and directors under our 2020 Management Incentive Plan or our 2023 Equity Incentive Plan. See “Dilution.”

Our stock price may change significantly following this offering, and you may not be able to resell shares of our common stock at or above the price you paid or at all, and you could lose all or part of your investment as a result.

We and the underwriters will negotiate to determine the initial public offering price. You may not be able to resell your shares at or above the initial public offering price due to a number of factors such as those listed in “—Risks Relating to Our Business” and the following:

•	results of operations that vary from the expectations of securities analysts and investors;

•	results of operations that vary from those of our competitors;

•	changes in expectations as to our future financial performance, including financial estimates and investment recommendations by securities analysts and investors;

•	changes in economic conditions for companies in our industry;

•	changes in market valuations of, or earnings and other announcements by, companies in our industry;

•	declines in the market prices of stocks generally, particularly those of companies in our industry;

•	additions or departures of key management personnel;

•	strategic actions by us or our competitors;

•

announcements by us, our competitors or our suppliers of significant contracts, price reductions, new products or technologies, acquisitions, joint marketing relationships, joint ventures, other strategic relationships or capital commitments;

•	dilution as a result of the exercise of our outstanding Jones Act Warrants or Creditor Warrants;

•	changes in preference of our customers;

•	changes in general economic or market conditions or trends in our industry or the economy as a whole;

•	changes in business or regulatory conditions;

•	future sales of our common stock or other securities;

•	investor perceptions of or the investment opportunity associated with our common stock relative to other investment alternatives;

•	the public’s response to press releases or other public announcements by us or third parties, including our filings with the SEC;

•	announcements relating to litigation or governmental investigations;

•	guidance, if any, that we provide to the public, any changes in this guidance or our failure to meet this guidance;

•	the development and sustainability of an active trading market for our stock;

•	changes in accounting principles; and

•	other events or factors, including those resulting from informational technology system failures and disruptions, natural disasters, war, acts of terrorism, pandemics or responses to these events.

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Furthermore, the stock market may experience extreme volatility that, in some cases, may be unrelated or disproportionate to the operating performance of particular companies. These broad market and industry fluctuations may adversely affect the market price of our common stock, regardless of our actual operating performance. In addition, price volatility may be greater if the public float and trading volume of our common stock is low.

In the past, following periods of market volatility, stockholders have instituted securities class action litigation. If we were to become involved in securities litigation, it could have a substantial cost and divert resources and the attention of executive management from our business regardless of the outcome of such litigation.

Because we have no current plans to pay cash dividends on our common stock, you may not receive any return on investment unless you sell your common stock for a price greater than that which you paid for it.

We have no current plans to pay cash dividends on our common stock. The declaration, amount and payment of any future dividends on our common stock will be at the sole discretion of our Board of Directors. Our Board of Directors may take into account general and economic conditions, our financial condition and results of operations, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions and implications on the payment of dividends by us to our stockholders or by our subsidiaries to us, including restrictions under the Second Lien Credit Agreement, and such other factors as our Board of Directors may deem relevant. See “Dividend Policy.”

As a result, you may not receive any return on an investment in our common stock unless you sell our common stock for a price greater than your purchase price.

Our common stock is subject to restrictions on foreign ownership and possible required divestiture by non-U.S. Citizen stockholders.

Hornbeck could lose the privilege of owning and operating vessels in the coastwise trade if non-U.S. Citizens were to own or control, in the aggregate, more than 25% of common stock in Hornbeck. Such loss could have a material adverse effect on our results of operations.

Our amended and restated certificate of incorporation and our amended and restated bylaws authorize our board of directors to establish with respect to any class or series of capital stock of Hornbeck certain rules, policies and procedures, including procedures with respect to transfer of shares, to ensure compliance with the Jones Act. In order to provide a reasonable margin for compliance with the Jones Act, our amended and restated certificate of incorporation will provide that all non-U.S. Citizens in the aggregate may not own more than 24% of the outstanding shares of our common stock.

As of December 31, 2022, less than 24% of our outstanding common stock was owned by non-U.S. Citizens. At and during such time that the permitted limit of ownership by non-U.S. Citizens is reached with respect to shares of common stock, Hornbeck will be unable to issue any further shares of common stock or approve transfers of common stock to non-U.S. Citizens. Any purported issuance or transfer of shares of our common stock in violation of these ownership provisions will be ineffective to issue or transfer the common stock or any voting, dividend or other rights associated with them. The existence and enforcement of these requirements could have an adverse impact on the liquidity or market value of our equity securities in the event that U.S. Citizens were unable to transfer Hornbeck shares to non-U.S. Citizens. Furthermore, under certain circumstances, this ownership requirement could discourage, delay or prevent a change of control of Hornbeck.

If securities analysts do not publish research or reports about our business or if they downgrade our stock or our sector, our stock price and trading volume could decline.

The trading market for our common stock will rely in part on the research and reports that industry or financial analysts publish about us or our business. We do not control these analysts. Furthermore, if one or more

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of the analysts who do cover us downgrade our stock or our industry, or the stock of any of our competitors, or publish inaccurate or unfavorable research about our business, the price of our stock could decline. If one or more of these analysts stop covering us or fail to publish reports on us regularly, we could lose visibility in the market, which in turn could cause our stock price or trading volume to decline.

We will incur significantly increased costs and become subject to additional regulations and requirements as a result of becoming a public company, and our management will be required to devote substantial time to new compliance matters, which could lower our profits or make it more difficult to run our business.

As a public company, we will incur significant legal, regulatory, finance, accounting, investor relations and other expenses that we have not incurred as a private company, including costs associated with public company reporting requirements. As a result of having publicly traded common stock, we will also be required to comply with, and incur costs associated with such compliance with, the Sarbanes-Oxley Act and the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, as well as rules and regulations implemented by the SEC and the exchange on which we list our shares. The expenses incurred by public companies generally for reporting and corporate governance purposes have been increasing. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly. Our management will need to devote a substantial amount of time to ensure that we comply with all of these requirements, diverting the attention of management away from revenue-producing activities. These laws and regulations also could make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our Board of Directors, our board committees or as our executive officers. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our common stock, fines, sanctions and other regulatory action and potentially civil litigation.

Failure to comply with requirements to design, implement and maintain effective internal control over financial reporting could have a material adverse effect on our business and stock price.

As a privately-held company, we were not required to evaluate our internal control over financial reporting in a manner that meets the standards of publicly traded companies required by Section 404(a) of the Sarbanes-Oxley Act, or “Section 404.”

As a public company, we will have significant requirements for enhanced financial reporting and internal controls. The process of designing and implementing effective internal controls is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a system of internal controls that is adequate to satisfy our reporting obligations as a public company. If we are unable to establish or maintain appropriate internal financial reporting controls and procedures, it could cause us to fail to meet our reporting obligations on a timely basis, result in material misstatements in our consolidated financial statements and harm our results of operations. In addition, we will be required, pursuant to Section 404, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting in the second annual report following the completion of this offering. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. The rules governing the standards that must be met for our management to assess our internal control over financial reporting are complex and require significant documentation, testing and possible remediation. Testing and maintaining internal controls may divert our management’s attention from other matters that are important to our business. In addition, our independent registered public accounting firm will be required to issue an attestation report on the effectiveness of our internal control over financial reporting in the second annual report following the completion of this offering.

In connection with the implementation of the necessary procedures and practices related to internal control over financial reporting, we may identify deficiencies that we may not be able to remediate in time to meet the

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deadline imposed by the Sarbanes-Oxley Act for compliance with the requirements of Section 404. In addition, we may encounter problems or delays in completing the remediation of any deficiencies identified by our independent registered public accounting firm in connection with the issuance of their attestation report.

Our testing, or the subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses which could result in a material misstatement of our annual or quarterly consolidated financial statements or disclosures that may not be prevented or detected.

We may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 or our independent registered public accounting firm may not issue an unqualified opinion. If either we are unable to conclude that we have effective internal control over financial reporting or our independent registered public accounting firm is unable to provide us with an unqualified opinion, investors could lose confidence in our reported financial information, which could have a material adverse effect on the trading price of our common stock.

Future sales, or the perception of future sales, by us or our existing stockholders in the public market following this offering could cause the market price for our common stock to decline.

After this offering, the sale of shares of our common stock in the public market, or the perception that such sales could occur, including sales by our existing stockholders and holders of our Jones Act Warrants and Creditor Warrants, could harm the prevailing market price of shares of our common stock. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

Upon completion of this offering, we will have a total of                 shares of our common stock outstanding (                 shares if the underwriters exercise in full their option to purchase additional shares). Additionally,                  shares of our common stock will be issuable upon the exercise of Jones Act Warrants and                  shares of our common stock will be issuable upon the exercise of Creditor Warrants, with an exercise price of $0.00001 per share and $27.83 per share, respectively, and                  shares of our common stock will be issuable upon exercise of outstanding options, at an average weighted exercise price of $10.00, or upon settlement of restricted stock units under the 2020 Management Incentive Plan. Of the outstanding shares, the                 shares sold in this offering (or                 shares if the underwriters exercise in full their option to purchase additional shares) will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended (the “Securities Act”), except that any shares held by our affiliates, as that term is defined under Rule 144 of the Securities Act, or Rule 144, including our directors, executive officers and other affiliates (including our principal stockholders), may be sold only in compliance with the limitations described in “Shares Eligible for Future Sale.”

The shares of common stock held by our principal stockholders and certain of our directors and executive officers after this offering, representing     % of the total outstanding shares of our common stock following this offering, will be “restricted securities” within the meaning of Rule 144 and subject to certain restrictions on resale. Restricted securities may be sold in the public market only if they are registered under the Securities Act or are sold pursuant to an exemption from registration such as Rule 144, as described in “Shares Eligible for Future Sale.”

In connection with this offering, we, our directors and executive officers and certain holders of our outstanding common stock prior to this offering, including our principal stockholders, will sign lock-up agreements with the underwriters that will, subject to certain exceptions, restrict the disposition of, or hedging with respect to, the shares of our common stock or securities convertible into or exchangeable for shares of common stock, each held by them for 180 days following the date of this prospectus, except with the prior written consent of J.P. Morgan Securities LLC and Barclays Capital Inc. See “Underwriting” for a description of

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these lock-up agreements. J.P. Morgan Securities LLC and Barclays Capital Inc., on behalf of the underwriters, may, in their sole discretion, release all or some portion of the shares subject to the 180-day lock-up agreements prior to the expiration of such period.

Upon the expiration of the lock-up agreements described above, all of such                 shares (other than                  shares under the 2020 Management Incentive Plan that are subject to contractual transfer restrictions) will be eligible for resale in a public market, subject, in the case of                 shares held by our affiliates, to volume, manner of sale and other limitations under Rule 144. We expect that our principal stockholders and their respective affiliates may be considered our affiliates based on their respective expected share ownership (consisting of approximately                  shares held by Ares,                  shares held by Whitebox and                  shares held by Highbridge), as well as their board designation rights. Certain other of our stockholders may also be considered affiliates at that time.

In addition, pursuant to the Securityholders Agreement (as defined below), stockholders party thereto with greater than or equal to 10% fully diluted beneficial ownership of our common stock (excluding shares issuable pursuant to the Creditor Warrants and the 2020 Management Incentive Plan) will have the right, subject to certain conditions, to require us to register the sale of their shares of our common stock under the Securities Act. See “Certain Relationships and Related Party Transactions—Securityholders Agreement.” Stockholders party to the Securityholders Agreement with greater than or equal to 2% fully diluted beneficial ownership (excluding shares issuable pursuant to the Creditor Warrants and the 2020 Management Incentive Plan) will additionally be given the option to join such electing stockholders in requiring us to register the sale of their shares of our common stock under the Securities Act. By exercising their registration rights and selling a large number of shares, such holders (including our principal stockholders) could cause the prevailing market price of our common stock to decline. Certain of our other stockholders will have “piggyback” registration rights with respect to future registered offerings of our common stock. Following completion of this offering, the shares covered by registration rights would represent approximately     % of our total common stock outstanding (or     % if the underwriters exercise in full their option to purchase additional shares). Registration of any of these outstanding shares of common stock would result in such shares becoming freely tradable without compliance with Rule 144 upon effectiveness of the registration statement. See “Shares Eligible for Future Sale.” It is anticipated that existing stockholders, including the principal stockholders, may exercise their registration rights to effect additional public sales of our common stock.

As soon as practicable following this offering, we intend to file one or more registration statements on Form S-8 under the Securities Act to register all shares of our common stock subject to outstanding stock options and subject to issuance upon settlement of restricted stock units the shares of our common stock subject to issuance under our 2020 Management Incentive Plan and our 2023 Equity Incentive Plan to be adopted in connection with this offering. Any such Form S-8 registration statements will automatically become effective upon filing. Accordingly, shares registered under such registration statements will be available for sale in the open market. See “Certain Relationships and Related Party Transactions—Securityholders Agreement.” We expect that the initial registration statement on Form S-8 will cover shares of our common stock.

As restrictions on resale end, or if the existing stockholders exercise their registration rights, the market price of our shares of common stock could drop significantly if the holders of these shares sell them or are perceived by the market as intending to sell them. These factors could also make it more difficult for us to raise additional funds through future offerings of our shares of common stock or other securities.

In the future, we may also issue our securities in connection with investments or acquisitions. The amount of shares of our common stock issued in connection with an investment or acquisition could constitute a material portion of our then-outstanding shares of our common stock. Any issuance of additional securities in connection with investments or acquisitions may result in additional dilution to you.

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The exercise of all or any number of outstanding Jones Act Warrants or Creditor Warrants or the issuance or vesting of equity awards may dilute your ownership of shares of common stock.

Hornbeck has a number of outstanding securities that provide for the right to purchase or receive shares of common stock, including two series of warrants and certain compensatory equity awards.

As of September 30, 2023, Hornbeck had 11.4 million shares of common stock issuable upon the exercise of Jones Act Warrants and 1.6 million shares of common stock issuable upon the exercise of Creditor Warrants, with an exercise price of $0.00001 per share and $27.83 per share, respectively. Investors could be subject to voting dilution upon the exercise of such warrants, each subject to Jones Act-related foreign ownership restrictions. With respect to compensatory equity awards, a total of 2.2 million shares of our common stock have been reserved for issuance under our 2020 Management Incentive Plan as equity-based awards to Hornbeck employees, directors and certain other persons.

The grant or vesting of equity awards, including any that we may grant or assume in the future, whether under our 2020 Management Incentive Plan, our 2023 Equity Incentive Plan to be adopted in connection with this offering, or any other equity plan sponsored by Hornbeck, and the exercise of warrants and the subsequent issuance of shares of common stock, could have an adverse effect on the market for our common stock, including the price that an investor could obtain for their shares of common stock.

Risk of concentration of stockholder control

Certain of our stockholders, including our principal stockholders, have significant influence over us as a result of their share ownership. This concentration could lead to conflicts of interest and difficulties for non-insider investors to effect corporate changes, and could adversely affect our Company’s share price. Our principal stockholders, collectively, would hold approximately     % of our issued and outstanding shares of common stock upon the completion of this offering (giving effect to the exercise of our outstanding Jones Act Warrants and Creditor Warrants) and have the ability to influence all matters submitted to our stockholders for approval (including the election and removal of directors and any merger, consolidation or sale of all or substantially all of our assets). Accordingly, this concentration of ownership may have the effect of delaying, deferring or preventing a change in control of our Company, impeding a merger, consolidation, takeover or other business combination involving us or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, which in turn could have a material adverse effect on the market price of our shares. The issuance of stock options and warrants could lead to greater concentration of share ownership among insiders and could lead to dilution of share ownership which could lead to depressed share prices. In addition, our principal stockholders may have different interests than investors in this offering.

Anti-takeover provisions in our organizational documents could delay or prevent a change of control.

Certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws may have an anti-takeover effect and may delay, defer or prevent a merger, acquisition, tender offer, takeover attempt, or other change of control transaction that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by our stockholders.

These provisions will provide for, among other things:

•	limitations on the removal of directors;

•	establishing advance notice provisions for stockholder proposals and nominations for elections to the board of directors to be acted upon at meetings of stockholders;

•

the requirement that the affirmative vote of at least 75% of the voting power of the Fully Diluted Securities (as defined in the Securityholders Agreement), which must include each Appointing Person (as defined in the Securityholders Agreement), to amend, waive, terminate or otherwise modify our amended and restated bylaws or certificate of incorporation; and

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•

establishing advance notice and certain information requirements for nominations for election to our Board of Directors or for proposing matters that can be acted upon by stockholders at stockholder meetings.

These anti-takeover provisions could make it more difficult for a third party to acquire us, even if the third party’s offer may be considered beneficial by many of our stockholders. As a result, our stockholders may be limited in their ability to obtain a premium for their shares in such circumstances. See “Description of Capital Stock and Warrants.”

Our Board of Directors will be authorized to issue and designate shares of our preferred stock without stockholder approval.

Our amended and restated certificate of incorporation will authorize our Board of Directors, without the approval of our stockholders, to issue shares of our preferred stock, subject to limitations prescribed by applicable law, rules and regulations and the provisions of our amended and restated certificate of incorporation, as shares of preferred stock in series, to establish from time to time the number of shares to be included in each such series and to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereof. The powers, preferences and rights of these series of preferred stock may be senior to or on parity with our common stock, which may reduce its value.

Our amended and restated certificate of incorporation will designate the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees or agents.

Our amended and restated certificate of incorporation will provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees or agents to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law (the “DGCL”), our amended and restated certificate of incorporation or our amended and restated bylaws, or (iv) any action asserting a claim against us that is governed by the internal affairs doctrine, in each such case subject to such Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein. Notwithstanding the foregoing sentence, the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under U.S. federal securities laws, including the Securities Act and the Exchange Act. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of, and consented to, the provisions of our amended and restated certificate of incorporation described in the preceding sentences. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, employees or agents, which may discourage such lawsuits against us and such persons. Alternatively, if a court were to find these provisions of our amended and restated certificate of incorporation inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

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USE OF PROCEEDS

We estimate that the net proceeds to us from this offering, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $                 million (or approximately $                 million if the underwriters exercise in full their option to purchase additional shares of common stock), assuming an initial public offering price of $                 per share (which is the midpoint of the estimated offering price range shown on the cover page of this prospectus).

We intend to use the net proceeds to us from this offering for general corporate purposes.

A $1.00 increase (decrease) in the assumed initial public offering price of $                 per share, based on the mid-point of the estimated offering price range set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us from this offering by approximately $                 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. An increase (decrease) of 1,000,000 shares from the expected number of shares to be sold by us in this offering, assuming no change in the assumed initial public offering price per share, the mid-point of the estimated offering price range set forth on the cover page of this prospectus, would increase (decrease) our net proceeds from this offering by $                 million. To the extent we raise more proceeds in this offering than currently estimated, we will                 . To the extent we raise less proceeds in this offering than currently estimated, we will                 .

We will not receive any proceeds from the sale of our common stock by the selling stockholders. We will, however, bear the costs associated with the sale of shares of common stock by the selling stockholders, other than underwriting discounts and commissions. For more information, see “Principal and Selling Stockholders” and “Underwriting.”

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DIVIDEND POLICY

We do not currently anticipate paying any dividends on our common stock immediately following this offering and currently expect to retain all future earnings for use in the operation and expansion of our business. Following this offering and upon repayment of certain outstanding indebtedness, we may reevaluate our dividend policy. The declaration, amount and payment of any future dividends on our common stock will be at the sole discretion of our Board of Directors, which may take into account general and economic conditions, our financial condition and results of operations, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions and implications on the payment of dividends by us to our stockholders or by our subsidiaries to us, including restrictions under the Second Lien Credit Agreement, and such other factors as our Board of Directors may deem relevant. If we elect to pay such dividends in the future, we may reduce or discontinue entirely the payment of such dividends at any time.

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CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of September 30, 2023:

•	on an actual basis; and

•

on an as adjusted basis for this share offering at the assumed initial offering price of $                 per share (the midpoint of the estimated offering price range on the cover page of this prospectus), after deducting underwriting discounts, commissions and estimated offering expenses and the application of the net proceeds as described in “Use of Proceeds.”

You should read the information in this table in conjunction with our Financial Statements and the notes to those Financial Statements appearing in this prospectus, as well as the information under the headings “Use of Proceeds” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of September 30, 2023
(in thousands, except for share amounts)	Actual	As Adjusted
Cash and cash equivalents(1) (2)	$146,298	$

Long-term indebtedness
Exit Second Lien Term Loans(3)	$349,001	$

Stockholders’ equity:
Common stock, including paid-in capital: par value $0.00001 per share; 50,000,000 shares authorized; 5,553,834 shares issued and outstanding, actual; shares issued and outstanding, as adjusted(2)	$—
Additional paid in capital(2)	209,066
Retained earnings	120,841
Accumulated other comprehensive income	1,106

Total stockholders’ equity(2)	$331,013

Total capitalization(2)	$680,014	$

(1)

Does not give effect to (i) the expected additional $0.6 million related to post-closing modifications of the sixth vessel from the ECO Acquisitions #1 and (ii) the expected additional $61.2 million for the remaining purchase price and $7.0 million related to the outfitting and discretionary enhancement of the acquired and to-be-acquired vessels from the ECO Acquisitions #2, both of which the Company expects to incur during the fourth quarter of 2023. Also does not give effect to $142.8 million to be incurred in connection with the delivery of the two newbuild program MPSVs and the SOV/flotel conversion.

(2)

Each $1.00 increase (decrease) in the assumed initial public offering price of $                per share, based on the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase (decrease), as applicable, cash and cash equivalents, additional paid-in-capital, total stockholders’ equity and total capitalization by approximately $                million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. An increase (decrease) of 1,000,000 shares offered by us from the expected number of shares to be sold by us in this offering, assuming no change in the assumed initial public offering price per share, the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase (decrease), as applicable, cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $                million, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(3)	As of November 1, 2023, we had approximately $349.0 million outstanding under the Exit Second Lien Term Loans.

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DILUTION

If you invest in our common stock in this offering, your ownership interest in us will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the as adjusted net tangible book value per share of our common stock after this offering. Dilution results from the fact that the per share offering price of the common stock is substantially in excess of the book value per share attributable to the shares of common stock held by existing stockholders.

Our net tangible book value as of September 30, 2023 was approximately $                 million, or $                 per share of our common stock. We calculate net tangible book value per share by taking the amount of our total tangible assets, reduced by the amount of our total liabilities, and then dividing that amount by the total number of shares of common stock outstanding.

After giving effect to (i) the sale of shares of our common stock in this offering by the Company and the selling stockholders at an initial public offering price of $                 per share (the midpoint of the estimated offering price range shown on the cover of this prospectus), after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, and (ii) the application of the net proceeds from this offering as set forth under “Use of Proceeds,” our as adjusted net tangible book value as of September 30, 2023 would have been $                 million, or $                 per share of our common stock. This amount represents an immediate increase in net tangible book value of $                 per share to existing stockholders and an immediate and substantial dilution in net tangible book value of $                 per share to investors purchasing shares in this offering at the initial public offering price.

The following table illustrates this dilution on a per share basis:

Initial public offering price per share of common stock (the midpoint of the estimated offering price range shown on the cover page of this prospectus)	$	$
Net tangible book value per share as of September 30, 2023	$	$
Increase in tangible book value per share attributable to investors in this offering	$	$
As adjusted net tangible book value per share after this offering	$	$
Dilution per share to investors in this offering	$	$

Dilution is determined by subtracting as adjusted net tangible book value per share of common stock after the offering from the initial public offering price per share of common stock.

If the underwriters exercise in full their option to purchase additional shares, the as adjusted net tangible book value per share after giving effect to the offering and the use of proceeds therefrom would be $                 per share. This represents an increase in as adjusted net tangible book value of $                 per share to existing stockholders and results in dilution in as adjusted net tangible book value of $                 per share to investors purchasing shares in this offering at the initial public offering price.

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The following table summarizes, as of September 30, 2023, the differences between the number of shares purchased from us, the total consideration paid to us, and the average price per share paid by existing stockholders and by new investors. As the table shows, new investors purchasing shares in this offering will pay an average price per share substantially higher than our existing stockholders paid. The table below is based on an initial public offering price of $                 per share for shares purchased in this offering and excludes underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased				Total Consideration
($ in millions, except per share amounts)	Number		%		Amount	%		Avg/Share
Existing stockholders		(1)		%			%	$
New investors in this offering				%			%

Total				%			%	$

(1)	Reflects shares owned by the selling stockholders that will be purchased by new investors as a result of this offering:

	Shares Purchased			Total Consideration
	Number	%		Amount	%		Avg/Share
Selling stockholders			%			%

If the underwriters were to fully exercise their option to purchase additional shares of our common stock, the percentage of shares of our common stock held by existing stockholders as of September 30, 2023 would be     % and the percentage of shares of our common stock held by new investors would be     %.

The discussion and tables above are based on 5,553,834 shares of our common stock outstanding as of September 30, 2023, and excludes 13 million shares of common stock issuable upon exercise of the Jones Act Warrants and Creditor Warrants, with an exercise price of $0.00001 per share and $27.83 per share, respectively, and shares of our common stock issuable upon exercise of options or settlement of restricted stock units under the 2020 Management Incentive Plan.

To the extent that outstanding Jones Act Warrants or Creditor Warrants are exercised, outstanding options or restricted stock units settle, or we grant options, restricted stock, restricted stock units or other equity-based awards to our employees, executive officers and directors in the future, or other issuances of common stock are made, there will be further dilution to new investors.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the information contained in “Summary—Summary Financial and Other Data,” “Business,” “Risk Factors” and the Financial Statements and related notes included elsewhere in this prospectus. Unless the context otherwise requires, all references in this section to “the Company,” “Hornbeck,” “we,” “us,” or “our” refer to the business of Hornbeck Offshore Services, Inc. and “Effective Date” means September 4, 2020, the date the Company emerged from its Chapter 11 cases in the United States Bankruptcy Court for the Southern District of Texas, Houston Division, or the Bankruptcy Court (the “Chapter 11 Cases”). The joint prepackaged plan of reorganization filed with and confirmed by the Bankruptcy Court on May 19 and June 19, 2020, respectively, is referred to as “the Plan.” “Successor” refers to the newly reorganized entity and the related financial position and results of operations of the Company subsequent to the Effective Date. “Predecessor” refers to the Company prior to its emergence and the related financial position and results of operations through the Effective Date. Additionally, unless noted otherwise, discussions surrounding our vessels are as of October 31, 2023 and include the one vessel delivered in November 2023 and the two remaining vessels expected to be delivered by December 31, 2023 as part of the ECO Acquisitions #2, but due to supply chain constraints such deliveries could extend into early 2024, as well as two partially constructed Jones Act-qualified MPSV newbuilds to be completed pursuant to our settlement with the Surety, which we expect to be delivered in 2025. Our vessels exclude the four OSVs that we operate on behalf of the U.S. Navy.

During the fourth quarter of 2022, the Company reclassified certain vessels from OSVs to MPSVs and MPSVs to OSVs based on the nature of each vessel’s current operations and technical capabilities. For purposes of the following discussion and analysis, we have comparably calculated and classified prior-period amounts to conform with the current vessel classifications.

This discussion contains forward-looking statements that involve risks and uncertainties about our business and operations and reflect our plans, estimates and beliefs. Our actual results and the timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those we describe below, under “Risk Factors” and elsewhere in this prospectus. See “Special Note Regarding Forward-Looking Statements.”

Company Overview

Hornbeck is a leading provider of marine transportation services to customers in the offshore oilfield market and diversified non-oilfield markets, including military support services, renewable energy development and other non-oilfield service offerings. Since our founding more than 26 years ago, we have focused on providing innovative, technologically advanced marine solutions to meet the evolving needs of our customers across our core geographic regions covering the United States and Latin America. Our team brings substantial industry expertise built through decades of experience and has leveraged that knowledge to amass what we believe is one of the largest, highest specification fleets of Offshore Supply Vessels (“OSVs”) and Multi-Purpose Support Vessels (“MPSVs”) in the industry. Approximately 75% of our total fleet consists of high-spec or ultra high-spec vessels, and we believe we have the number one ultra high-spec market position in the U.S., and the third largest fleet of high-spec and ultra high-spec OSVs in the world, measured by DWT capacity. We own a fleet of 75 multi-class OSVs and MPSVs, 58 of which are U.S. Jones Act-qualified vessels. Our Jones Act-qualified high-spec and ultra high-spec OSVs account for approximately 26% of the total industry supply of such vessels. We opportunistically expand our fleet into new, high-growth, cabotage-protected markets from time to time to enhance our fleet offerings to customers. Our mission is to be recognized as the energy industry’s marine transportation and service Company of Choice® for our customers, employees and investors through innovative, high-quality, value-added business solutions delivered with enthusiasm, integrity and professionalism with the utmost regard for the safety of individuals and the protection of the environment.

Our fleet of 60 OSVs primarily provides transportation of equipment, materials and supplies to offshore drilling rigs, production platforms, subsea construction projects and other non-oilfield applications. Increasingly,

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given their versatility, our OSVs are being deployed in a variety of non-oilfield applications including military support services, renewable energy development for offshore wind, humanitarian aid and disaster relief, aerospace and telecommunications. Our OSVs differ from other marine service vessels in that they provide increased cargo-carrying flexibility and capacity that can transport large quantities of deck cargoes as well as various liquid and dry bulk cargoes in below deck tanks providing flexibility for a variety of jobs. Moreover, our OSVs are outfitted with advanced technologies, including dynamic positioning capabilities, which allows each vessel to safely interface with another offshore vessel, exploration and production facility or an offshore asset by maintaining an absolute or relative position when performing its work.

Our fleet of 15 MPSVs provides commissioning and decommissioning support services, asset construction capabilities, recurring inspection, repair and maintenance services and flotel accommodations. The vessels primarily serve the oil and gas market, with capabilities including the installation of oilfield wellheads, risers, umbilicals, and other equipment placed on the seafloor and other floating production facilities. Further, these vessels are capable of supporting a variety of other non-oilfield offshore infrastructure projects, including the development of offshore windfarms, by providing the equipment and capabilities to support the installation and maintenance of wind turbines and platforms. Because of our ability to serve a diverse set of end markets, MPSV operations are typically less directly linked with the number of active drilling rigs in operation and are therefore less cyclical. Our high- and ultra high-spec OSVs can be contracted alongside our MPSVs on major projects, providing operating efficiencies and pull-through revenue. Most of our MPSVs have one or more deepwater cranes fitted on the deck, deploy one or more Remotely Operated Vehicles (“ROVs”) to support subsea work, and have an installed helideck to facilitate the on-/off-boarding of specialist service providers and personnel. MPSVs can also be outfitted as flotels to provide accommodations, offices, catering, laundry, medical, and recreational facilities to large numbers of offshore workers for the duration of a project. When configured as flotels, our MPSVs have capacities to house up to 245 workers for major installation, maintenance and overhaul projects. Based on overall length and total lifting capacity, the two HOS 400 class MPSVs that are currently under construction are expected to be the largest Jones Act-qualified MPSVs in the market and will have additional capabilities due to their size and sophistication. We are also in the process of converting one of our U.S.-flagged, HOSMAX 280 class OSVs into a dual-use SOV/flotel, which will be capable of providing SOV services to the U.S. offshore wind market. In addition to the services performed by our existing fleet of MPSVs, these three vessels will be equipped with systems that we expect will make them suitable for complex services, including light well intervention and offshore wind farm development, that require larger or more versatile vessels than the fleet of MPSVs currently available in the U.S. market. We expect these three MPSVs to be delivered and placed into active service in 2025.

On May 19, 2020, the Company sought voluntary relief under Chapter 11 of the U.S. Bankruptcy Code in the Bankruptcy Court and filed a proposed joint prepackaged plan of reorganization, or the Plan. On June 19, 2020, after a confirmation hearing, the Bankruptcy Court entered a confirmation order approving the Plan. Subsequent to the confirmation, the Plan became effective after the conditions to its effectiveness were satisfied and the Company formally emerged from the Chapter 11 Cases on the Effective Date.

Since our emergence from the Chapter 11 Cases on the Effective Date, market conditions have continued to improve as the COVID-19 pandemic has subsided. As global economies have reopened, demand for hydrocarbons improved against a backdrop of rising geopolitical tensions, the war in Ukraine, the ongoing conflict in Israel and the surrounding region and constrained supply, mostly due to several years of low investment by our customers in deepwater offshore exploration and production activities. During 2022, the domestic oil price peaked at $124 per barrel, representing a near 14-year high. Over the past 12 months, the price has ranged from $67 per barrel to $94 per barrel and currently resides at $81 per barrel as of October 31, 2023. The improved outlook for oil prices is having a positive impact on spending by our customers, which is creating improved demand for our services. This improved demand has come at a time when vessel owners have kept a significant number of vessels in stack for multiple years, intensifying the demand for active vessels. The higher cost of unstacking vessels, together with labor shortages, supply chain constraints and capital restraints affecting vessel owners dampens the prospect of large-scale reactivations of stacked vessels in the short-term. These

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general conditions have favorably impacted our utilization rates and our pricing. Simultaneously, however, we have experienced significant upward pressure on operating expense stemming mostly from increased wages for licensed mariners and general inflationary trends.

The current inflationary environment has affected the cost of our operations, including but not limited to increased labor, repair and maintenance, consumable supply and insurance costs, and we budgeted for an increase of approximately 20% in such costs in 2023 compared to 2022. To date, we have largely mitigated the impact on our operating margins through price escalation clauses in our customer contracts or higher pricing for our vessels operating in the spot market. If we are unable to secure price escalation clauses in our customer contracts or if market prices for our services do not increase at a rate at least commensurate with general inflation, the effects of inflation could have a materially adverse impact on our results in the future.

Recent Developments

Resumption of MPSV Newbuild Construction

In October 2023, the Company entered into a final settlement agreement with the Surety and Gulf Island. Pursuant to the settlement agreement, Gulf Island released all claims asserted against the Company and the Company released its claims against Gulf Island and the Surety. Further, the Surety agreed to take over and complete the construction of the two U.S.-flagged, Jones Act-qualified, HOS 400 class MPSVs at a shipyard acceptable to the Company. The Company is obligated to pay only the remaining portion of the original shipyard contract price for the two MPSVs, which amounts to $53.8 million in the aggregate. The Surety is required to cure all defaults of Gulf Island and pay all completion costs in excess of the $53.8 million remaining contract price, excluding approved change orders. The Company expects to incur an additional $30.0 million in the aggregate for discretionary enhancements to add secondary cranes to both vessels. Pursuant to the settlement, the Surety is required to deliver both MPSVs in 2025.

Repayment of Replacement First Lien Term Loans

In August 2023, the Company fully repaid the $68.7 million outstanding principal balance of the Replacement First Lien Term Loans and terminated the First Lien Credit Agreement. As a result, the Company recorded a $1.2 million loss on early extinguishment of debt, primarily related to the write-off of associated deferred issuance costs and original debt issue discount.

ECO Acquisitions

ECO Acquisitions #1

On January 10, 2022, the Company entered into definitive vessel purchase agreements with certain affiliates of ECO to acquire up to ten high-spec, 280 class DP-2 OSVs for an aggregate price of $130.0 million. In November 2022, ECO exercised an option to terminate the vessel purchase agreements relating to the last four vessels. ECO refunded initial deposits of $1.5 million in the aggregate and paid an additional amount equal to such deposits as a termination fee. After accounting for such terminations and certain purchase price adjustments, the aggregate purchase price for the ECO Acquisitions #1 was $82.4 million. Pursuant to the purchase agreements, final payment and the transfer of ownership of each of the vessels occurred on the date of delivery and acceptance for such vessel following the completion of reactivation and regulatory drydockings by ECO. The Company took delivery of the first four vessels between May and December 2022. The Company took delivery of the remaining two vessels from ECO in April and August 2023, respectively.

As of September 30, 2023, the Company had paid $82.2 million on the original purchase price and $1.7 million in purchase price adjustments associated with discretionary enhancements of the ECO Acquisitions #1 vessels, prior to the effect of the $1.5 million termination fee paid by ECO. In addition, the Company had incurred $4.2 million of costs associated with additional outfitting of the six vessels through the third quarter of

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2023. The Company expects to incur an additional $0.6 million related to post-closing modifications of the sixth vessel during the fourth quarter of 2023. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Capital Expenditures.”

ECO Acquisitions #2

On December 22, 2022, the Company executed a controlling purchase agreement with Nautical. Pursuant to the controlling purchase agreement, the Company subsequently entered into separate, individual vessel purchase agreements to acquire six high-spec OSVs from Nautical for $17.0 million per vessel. The Nautical vessels are U.S.-flagged, Jones Act-qualified, 280 class DP-2 OSVs with cargo-carrying capacities of circa 4,750 DWT. Nautical is required to complete regulatory drydocking and reactivation activities for each vessel prior to closing. Payment of 10% of the purchase price for each vessel has been paid upon arrival of such vessel to the shipyard and the remaining 90% has been or will be paid at closing and delivery of each vessel. The closing of the vessel purchases has occurred or will occur one at a time in serial deliveries and is expected to be completed by December 31, 2023, but due to supply chain constraints such deliveries could extend into early 2024. In addition to the aggregate purchase price of $102.0 million, the Company expects to incur an additional $9.3 million related to the outfitting and discretionary enhancement of these six vessels.

During the third quarter of 2023, the Company took delivery of the first two vessels and paid $15.3 million each for the remaining 90% of the original purchase price and $0.2 million per vessel for purchase price adjustments related to discretionary enhancements completed in the shipyard by Nautical. As of September 30, 2023, the Company had paid $40.8 million toward the original purchase price and $0.4 million in purchase price adjustments associated with discretionary enhancements for the ECO Acquisitions #2 vessels. In addition, the Company had incurred $2.3 million of costs associated with additional outfitting of the six vessels through the third quarter of 2023.

In October 2023, the Company took delivery of the third vessel and paid $15.3 million for the remaining 90% of the original purchase price and $0.1 million for purchase price adjustments related to discretionary enhancements. As of October 31, 2023, the Company expected to incur the remaining purchase price of $45.9 million and $6.9 million related to additional outfitting and discretionary enhancements during the fourth quarter of 2023 with respect to the one vessel delivered in November 2023 and assuming the remaining two vessels are delivered by December 31, 2023.

Performance and other Key Indicators

Vessel Count, Utilization and Dayrates

Our revenues, net income and cash flows from operating activities are largely dependent upon the activity level of our marine service vessels. In analyzing our activity level, we focus primarily on vessel count (including whether vessels are active or stacked), average and effective vessel utilization, and average and effective vessel dayrates. Our activity level is largely dependent on the level of exploration, development and production activity of our oilfield customers and the demand for marine transportation services in our non-oilfield markets, all of which impact dayrates and utilization, which, in turn inform management decisions regarding vessel count and deployment. Our oilfield customers’ business activity is dependent on current and expected crude oil and natural gas prices, which fluctuate depending on expected future levels of supply and demand for crude oil and natural gas, and on estimates of the cost to find, develop and produce crude oil and natural gas reserves. Business activity for our non-oilfield customers is driven by an expanding need for specialized marine services in support of military, offshore wind and other non-oilfield applications.

The table below sets forth the average dayrates, utilization rates and effective dayrates for our owned OSVs and MPSVs and the average number and size of such vessels owned during the periods indicated. These vessels generate a substantial portion of our revenues. Excluded from the OSV and MPSV information below is the

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results of operations for our shore-based port facility and vessel management services, including the four non-owned vessels managed for the U.S. Navy.

	Successor					Predecessor
	Nine Months Ended September 30, 2023	Nine Months Ended September 30, 2022	Year Ended December 31, 2022	Year Ended December 31, 2021	Period from September 5, 2020 through December 31, 2020	Period from January 1, 2020 through September 4, 2020
Offshore Supply Vessels:
Average number of OSVs(1)	53.6	57.5	57.0	58.8	62.0	62.0
Average number of active OSVs(2)	31.8	25.5	26.7	22.2	19.6	24.2
Average OSV fleet capacity (DWT)(3)	233,587	227,611	229,001	228,256	236,430	237,338
Average OSV capacity (DWT)(4)	4,361	3,958	4,020	3,885	3,813	3,828
Average OSV utilization rate(5)	45.1%	36.4%	37.7%	31.2%	26.5%	24.0%
Active OSV utilization rate(6)	76.2%	81.9%	80.7%	82.8%	84.0%	61.6%
Average OSV dayrate(7)	$38,927	$30,590	$32,305	$19,785	$16,082	$17,495

Effective OSV dayrate(8)	$17,556	$11,135	$12,179	$6,173	$4,262	$4,199

Multi-Purpose Support Vessels:
Average number of MPSVs(1)	12.0	12.0	12.0	12.0	12.0	12.0
Average number of active MPSVs(2)	11.0	10.3	10.4	8.9	9.0	9.1
Average MPSV utilization rate(5)	71.8%	64.8%	65.2%	46.7%	38.8%	28.8%
Active MPSV utilization rate(6)	78.3%	75.8%	75.0%	63.0%	51.7%	37.8%
Average MPSV dayrate(7)	$63,188	$51,715	$53,421	$40,245	$36,055	$34,893

Effective MPSV dayrate(8)	$45,369	$33,511	$34,830	$18,794	$13,989	$10,049

(1)

Represents the weighted-average number of vessels owned during the period, adjusted to reflect date of acquisition or disposition of vessels. We owned 54 and 58 OSVs and 12 MPSVs as of December 31, 2022 and December 31, 2021, respectively. We owned 54 and 56 OSVs and 12 MPSVs as of September 30, 2023 and September 30, 2022, respectively. Excluded from this data are four non-owned vessels managed for the U.S. Navy, one vessel acquired from the U.S. Department of Transportation’s Maritime Administration that is currently undergoing conversion for service as a dual-use SOV/flotel, two partially constructed Jones Act-qualified MPSV newbuilds to be completed pursuant to our settlement with the Surety, two OSVs delivered since September 30, 2023 and two remaining OSVs expected to be delivered by December 31, 2023 as part of the ECO Acquisitions #2, but due to supply chain constraints such deliveries could extend into early 2024. The Company also sold ten and four OSVs during 2022 and 2021, respectively, and sold two OSVs during the nine months ended September 30, 2023.

(2)

In response to weak market conditions, we elected to stack certain of our OSVs and MPSVs on various dates since October 2014. The average number of active OSVs represents the weighted-average number of vessels that were immediately available for service during each respective period, adjusted to reflect date of stacking or recommissioning of vessels.

(3)	Represents the weighted-average number of OSVs owned during the period multiplied by the weighted-average capacity of OSVs during the same period.
(4)	Represents actual capacity of the OSVs owned during the period on a weighted-average basis, adjusted to reflect date of acquisition or disposition of vessels.
(5)	Utilization rates are weighted-average rates based on a 365-day year. Vessels are considered utilized when they are generating revenues.

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(6)	Active utilization rate is based on a denominator comprised only of vessel-days available for service by the active fleet, which excludes the impact of inactive or stacked vessel days.
(7)

Average OSV and MPSV dayrates represent weighted-average revenue per day, which includes charter hire, crewing services and net brokerage revenues, based on the number of days during the period that the OSVs and MPSVs, respectively, generated revenues.

(8)	Effective dayrate represents the average dayrate multiplied by the average utilization rate.

Operating Expense

Our operating costs are primarily a function of total fleet size, the number of active vessels and areas of operations.

These costs include, but are not limited to:

•	wages paid to vessel crews;

•	maintenance and repairs to vessels;

•	contract-specific cost of sales;

•	marine insurance;

•	materials and supplies; and

•	routine inspections to ensure compliance with applicable regulations and to maintain certifications for our vessels with the USCG and various classification societies.

As of September 30, 2023, we had stacked 18 U.S.-flagged OSVs, three foreign-flagged OSVs and one U.S.-flagged MPSV. By removing these vessels from our active operating fleet, we significantly reduced our operating costs, including crew costs. As of September 30, 2023, our fixed operating costs were spread over 44 owned and operated vessels in active service and four vessels managed for the U.S. Navy.

In certain foreign markets in which we operate, we may be subject to higher operating costs compared to our domestic operations due to challenges and costs of staffing international operations, social taxes, local content requirements, and increased administration. We may not be able to recover higher international operating costs through higher dayrates charged to our customers. Therefore, when we increase our international complement of vessels, our gross margins may fluctuate depending on the foreign areas of operation and the complement of vessels operating domestically.

In addition to the operating costs described above, we incur fixed charges related to the depreciation of our fleet and amortization of costs for routine drydock inspections to ensure compliance with applicable regulations and to maintain certifications for our vessels with the USCG and various classification societies. The aggregate number of drydockings and other repairs undertaken in a given period determines the level of maintenance and repair expenses and marine inspection amortization charges. We capitalize costs incurred for drydock inspection and regulatory compliance and amortize such costs over the period between such drydockings, typically between 24 and 36 months. Applicable maritime regulations require us to drydock our vessels twice in a five-year period for inspection and routine maintenance and repair. If we undertake a disproportionately large number of drydockings in a particular year, comparability of results may be affected. While we can defer required drydockings of stacked vessels, we will be required to conduct such deferred drydockings prior to such vessels returning to service, which could delay their return to active service.

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The table below sets forth a breakdown of our operating expenses by type and the corresponding percent of total operating expenses (in thousands except percent of total and amounts per day):

	Three Months Ended September 30,				Nine Months Ended September 30,				Twelve Months Ended December 31,
	2023		2022		2023		2022		2022		2021
Operating expense
Contract-related cost of sales	$6,148	7.7%	$2,041	3.5%	$15,159	6.8%	$7,924	5.2%	$8,804	4.1%	$10,550	7.4%
Personnel expense	52,741	65.9%	39,722	67.9%	143,857	64.9%	103,702	67.4%	144,874	67.4%	88,623	62.1%
Maintenance and repair	10,169	12.7%	8,141	13.9%	31,463	14.2%	18,465	12.0%	28,750	13.4%	17,450	12.2%
Insurance	2,412	3.0%	2,082	3.6%	7,343	3.3%	5,681	3.7%	7,935	3.7%	8,248	5.8%
Materials and supplies	4,092	5.1%	2,423	4.1%	10,685	4.8%	6,654	4.3%	8,554	4.0%	5,810	4.1%
Other	4,469	5.6%	4,065	7.0%	13,025	5.9%	11,437	7.4%	15,871	7.4%	12,138	8.5%

Total operating expense	$80,031	100.0%	$58,474	100.0%	$221,532	100.0%	$153,863	100.0%	$214,788	100.0%	$142,819	100.0%

Active OSV opex	$47,466	59.3%	$30,398	52.0%	$130,503	58.9%	$80,585	52.4%	$114,702	53.4%	$69,123	48.4%
Active MPSV opex	20,325	25.4%	18,466	31.6%	61,762	27.9%	46,991	30.5%	65,927	30.7%	40,910	28.6%
Stacked Vessel opex	4,234	5.3%	1,986	3.4%	6,599	3.0%	5,351	3.5%	6,138	2.9%	8,622	6.0%
Non-vessel opex	8,006	10.0%	7,624	13.0%	22,668	10.2%	20,935	13.6%	28,021	13.0%	24,164	16.9%

Total operating expense	$80,031	100.0%	$58,474	100.0%	$221,532	100.0%	$153,863	100.0%	$214,788	100.0%	$142,819	100.0%

Active OSV opex per day	$15,875		$12,563		$15,032		$11,576		$11,770		$8,531
Active MPSV opex per day	$20,084		$18,247		$20,567		$16,711		$17,367		$12,594
Stacked vessel opex per day	$2,092		$687		$1,060		$827		$527		$595
Total vessel opex per day	$11,952		$8,045		$11,104		$8,183		$7,416		$4,592

General &Administrative (G&A) Expense

Our G&A expenses are primarily a function of the number of shoreside personnel and include, but are not limited to, base salaries, benefits and incentive compensation for shoreside employees, legal and other third-party advisor expenses, rent and other items.

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The table below sets forth our general and administrative expenses in total, as a percentage of total revenue and per vessel day (in thousands except % of revenue and amounts per day):

	Three Months Ended September 30,		Nine Months Ended September 30,		Twelve Months Ended Dec. 31
	2023	2022	2023	2022	2022	2021
General and administrative expense	$16,199	$14,385	$48,565	$42,201	$58,946	$40,632
G&A as a % of total revenues	10.1%	11.6%	11.1%	13.3%	13.1%	15.9%
G&A per active vessel day	$4,048	$4,192	$4,156	$4,318	$4,353	$3,579
G&A per total vessel day	$2,688	$2,276	$2,712	$2,598	$2,341	$1,572

Capital Expenditures

In addition to our operating metrics, we also focus on capital expenditures. Growth capital expenditures are expenditures undertaken by us to expand our fleet of vessels through acquisition or newbuild construction, while maintenance capital expenditures consist of deferred drydocking charges and maintenance capital improvements of existing vessels. Fluctuations in maintenance capital expenditures is primarily driven by the number of required recertification drydockings in a given period. Commercial capital expenditures represent vessel-related expenditures incurred to retrofit, convert or modify a vessel’s systems, structures or equipment to enhance functional capabilities and improve marketability or to meet certain commercial requirements. Non-vessel capital expenditures primarily relate to fixed asset additions or improvements related to our port facility, office locations, information technology, non-vessel property, plant and equipment or other shoreside support initiatives. For a more detailed description of growth, maintenance, commercial and non-vessel capital expenditures, see “—Liquidity and Capital Resources—Capital Expenditures.”

The table below sets forth a breakdown of our capital expenditures by type and the corresponding vessel downtime related to deferred drydockings vessel counts and days (in thousands except as noted):

	Three Months Ended September 30,		Nine Months Ended September 30,		Twelve Months Ended December, 31
	2023	2022	2023	2022	2022	2021
Capital expenditures(1)
Growth capital expenditures	$47,002	$29,262	$79,256	$92,446	$116,047	$—
Maintenance capital expenditures	7,059	10,496	26,257	19,735	22,876	17,939
Commercial capital expenditures	16,906	3,354	27,183	7,719	10,945	2,755
Non-vessel capital expenditures	568	467	983	1,101	1,328	688

Total capital expenditures	$71,535	$43,579	$133,679	$121,001	$151,196	$21,382

Drydock downtime
OSVs
Number of vessels commencing drydock activities	4.0	4.0	11.0	9.0	10.0	10.0
Out-of-service time for drydock activities (in days)	111.1	130.3	408.9	268.8	332.5	413.1
MPSVs
Number of vessels commencing drydock activities	—	1.0	2.0	4.0	4.0	5.0
Out-of-service time for drydock activities (in days)	—	58.9	44.7	199.9	199.9	206.3

(1)	For further explanation on what these items consist of, see “—Liquidity and Capital Resources—Capital Expenditures.”

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Reportable Segments

The Company has one reportable segment, which encompasses all aspects of its marine transportation services business. As the chief operating decision maker, our Chief Executive Officer evaluates the Company’s operating results on a consolidated basis to assess performance and allocate resources. While the Company’s vessels operate in various geographic regions and customer markets, they are centrally managed, share multiple forms of common costs, provide similar or complementary marine transportation services, are manned by crews that may move from location to location or market to market as needed, and are marketed on a portfolio basis with the goal of maximizing Adjusted EBITDA and Adjusted Free Cash Flow and generating the highest possible rate of return on invested capital without a permanent commitment to geographic region or customer market.

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Results of Operations

Three Months Ended September 30, 2023 Compared to Three Months Ended September 30, 2022

Summarized financial information for the three months ended September 30, 2023 and 2022, respectively, is shown below in the following table (in thousands except % change):

	Three Months Ended September 30,		Change
	2023	2022	$	%
Revenues:
Vessel revenues
Domestic	$106,188	$90,853	$15,335	16.9
Foreign	42,948	22,460	20,488	91.2

	149,136	113,313	35,823	31.6
Non-vessel revenues	11,063	11,215	(152)	(1.4)

	160,199	124,528	35,671	28.6
Operating expenses	80,031	58,474	21,557	36.9
Depreciation and amortization	12,592	8,196	4,396	53.6
General and administrative expenses	16,199	14,385	1,814	12.6
Stock-based compensation expense	1,907	1,875	32	1.7
Terminated debt refinancing costs	40	—	40	—

	110,769	82,930	27,839	33.6
Gain on sale of assets	101	13,786	(13,685)	(99.3)

Operating income	49,531	55,384	(5,853)	(10.6)
Loss on early extinguishment of debt, net	(1,236)	(42)	(1,194)	>100.0
Foreign currency loss	(446)	(85)	(361)	>100.0
Interest expense	(9,637)	(10,593)	956	(9.0)
Interest income	2,991	709	2,282	>100.0
Fair value adjustment of liability-classified warrants	(22,055)	—	(22,055)	—
Other income	—	1,008	(1,008)	(100.0)
Income tax expense	(9,032)	(326)	(8,706)	>100.0

Net income	$10,116	$46,055	$(35,939)	(78.0)

Revenues. Revenues for the three months ended September 30, 2023 and 2022 were $160.2 million and $124.5 million, respectively. Our weighted-average active operating fleet for the three months ended September 30, 2023 and 2022 was 43.5 and 37.3 vessels, respectively. For the three months ended September 30, 2023, we had a weighted-average of 22.0 vessels stacked compared to a weighted-average of 31.4 vessels stacked in the prior-year period.

Vessel revenues for the three months ended September 30, 2023 and 2022 were $149.1 million and $113.3 million, respectively. Vessels acquired in and subsequent to the third quarter of 2022 contributed $20.1 million to the increase in revenues, while the remaining increase was primarily due to improved market conditions. Revenues from our OSV fleet increased $21.2 million, or 28.8% for the three months ended September 30, 2023 compared to the prior-year period. Average OSV dayrates were $41,446 for the three months ended September 30, 2023 compared to $35,613 for the same period in 2022. Our average OSV utilization was 46.6% for the three months ended September 30, 2023 compared to 39.7% for the same period in 2022. Our OSVs incurred 111 days of aggregate downtime for regulatory drydockings and were stacked for an aggregate of 1,932 days during the three months ended September 30, 2023 compared to 130 and 2,800 days, respectively, for the same period in 2022. Excluding stacked vessel days, our active OSV utilization was 76.6% and 85.6% for the same periods, respectively. Our effective OSV dayrates were $19,314 for the three months ended September 30,

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2023 compared to $14,138 for the same period in 2022. Revenues from our MPSV fleet increased $14.6 million, or 36.9%, for the three months ended September 30, 2023 compared to the prior-year period. Average MPSV dayrates were $66,922 for the three months ended September 30, 2023 compared to $52,689 for the three months ended September 30, 2022. Our MPSV utilization was 73.3% for the three months ended September 30, 2023 compared to 68.0% for the same period in 2022. Our MPSVs incurred no days of aggregate downtime for regulatory drydockings and were stacked for an aggregate of 92 days during the three months ended September 30, 2023 compared to 59 and 92 days, respectively, for the same period in 2022. Excluding stacked vessel days, our active MPSV utilization was 79.9% and 74.1% during the three months ended September 30, 2023 and the same period in 2022, respectively. Our effective MPSV dayrates were $49,054 for the three months ended September 30, 2023 compared to $35,829 for the same period in 2022. Domestic vessel revenues for the three months ended September 30, 2023 increased $15.3 million, or 16.9%, from the year-ago period primarily due to an increase in active vessels and improved market conditions during 2023. Foreign vessel revenues increased $20.5 million, or 91.2%, primarily due to improved market conditions for vessels operating in Mexico and Brazil during the three months ended September 30, 2023. Foreign vessel revenues for the three months ended September 30, 2023 comprised 28.8% of our total vessel revenues compared to 19.8% for the year-ago period.

Non-vessel revenues for the three months ended September 30, 2023 and 2022 were $11.1 million and $11.2 million, respectively. The 1.4% year-over-year decrease in non-vessel revenues was primarily due to lower revenues earned from non-military vessel management services during the three months ended September 30, 2023.

Operating Expense. Operating expense for the three months ended September 30, 2023 and 2022 was $80.0 million and $58.5 million, respectively. Vessels acquired in or subsequent to the third quarter of 2022 contributed $10.6 million to the increase in operating expense, while the remaining variance was due to increases in domestic mariner wages, vessel recertifications and related maintenance and repair costs, and contract-related costs of sales to meet customer charter requirements, which were ultimately recovered through the agreed upon charter dayrate.

Depreciation and Amortization. Depreciation and amortization for the three months ended September 30, 2023 and 2022 was $12.6 million and $8.2 million, respectively. Depreciation increased from the prior year due to seven newly acquired vessels being placed into service in or subsequent to the third quarter of 2022. Amortization also increased as a result of 13 vessel recertification drydockings being completed since September 30, 2022.

General and Administrative Expense. G&A expense for the three months ended September 30, 2023 and 2022 was $16.2 million and $14.4 million, respectively. The year-over-year increase in G&A expense was primarily attributable to higher legal costs associated with recently settled litigation and increases in shoreside employee headcount and wages.

Stock-based Compensation Expense. Stock-based compensation expense for the three months ended September 30, 2023 and 2022 remained consistent at $1.9 million for both periods.

Operating Income. Operating income for the three months ended September 30, 2023 and 2022 was $49.5 million and $55.4 million, respectively. Operating income decreased by $5.9 million, or 10.6%, for the reasons discussed above, but primarily due to an increase in expenses in the current period combined with the non-recurring effect of the $13.8 million gain on sale of assets in the prior-year period. Operating income as a percentage of revenues was 30.9% for the three months ended September 30, 2023 and 44.5% for the same period in 2022.

Interest Expense. Interest expense for the three months ended September 30, 2023 and 2022 was $9.6 million and $10.6 million, respectively. The decrease in interest expense was primarily attributable to our

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election to pay cash interest only beginning in the second quarter of 2023 for the Exit Second Lien Term Loans, which reduced our interest rate on that debt instrument from 11.5% to 10.25%. Effective September 4, 2023, the Exit Second Lien Term Loans formally converted to full cash pay obligations with an annual interest rate of 8.25% based on our prevailing Total Leverage Ratio.

Interest Income. Interest income for the three months ended September 30, 2023 and 2022 was $3.0 million and $0.7 million, respectively. Our average cash balance increased to $219.6 million during the three months ended September 30, 2023 compared to $155.8 million for the same period in 2022. The average interest rate earned on our invested cash balances was 5.4% and 1.8% for the three months ended September 30, 2023 and 2022, respectively. The increase in average cash balance was primarily due to improved operating results and net cash proceeds received in the fourth quarter of 2022 from the delayed draw funded under the Replacement First Lien Term Loans. The increase in the average interest rate is due to market increases in bank interest rates on invested cash balances.

Fair Value Adjustment of Liability-Classified Warrants. Fair value adjustment of liability-classified warrants for the three months ended September 30, 2023 and 2022 was $22.1 million and $0.0 million, respectively. Based on an updated valuation analysis for the three months ended September 30, 2023, the estimated fair value of the outstanding Creditor Warrants increased by $13.85, or 31.9%, per warrant.

Income Tax Expense. Our effective income tax expense rate was 47.2% and 0.7% for the three months ended September 30, 2023 and 2022, respectively. The Company’s current income tax expense reflects its current foreign tax liabilities, and for the current quarter, certain deferred tax liabilities that could not be offset with a valuation allowance. Since its emergence from bankruptcy, the Company has offset its deferred tax assets with a valuation allowance, as required in certain circumstances by GAAP, leading to volatility in the Company’s effective income tax rate from period to period.

Net Income. Net income for the three months ended September 30, 2023 and 2022 was $10.1 million and $46.1 million, respectively. This decrease was primarily driven by an increase in the fair value adjustment of liability-classified warrants and an increase in operating expense.

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Nine Months Ended September 30, 2023 Compared to Nine Months Ended September 30, 2022

Summarized financial information for the nine months ended September 30, 2023 and 2022, respectively, is shown below in the following table (in thousands except % change):

	Nine Months Ended September 30,		Change
	2023	2022	$	%
Revenues:
Vessel revenues
Domestic	$299,181	$222,639	$76,542	34.4
Foreign	106,442	61,759	44,683	72.4

	405,623	284,398	121,225	42.6
Non-vessel revenues	32,965	33,927	(962)	(2.8)

	438,588	318,325	120,263	37.8
Operating expenses	221,532	153,863	67,669	44.0
Depreciation and amortization	34,711	19,926	14,785	74.2
General and administrative expenses	48,565	42,201	6,364	15.1
Stock-based compensation expense	17,270	3,468	13,802	>100.0
Terminated debt refinancing costs	3,673	—	3,673	—

	325,751	219,458	106.293	48.4
Gain on sale of assets	2,667	14,544	(11,877)	81.7

Operating income	115,504	113,411	2,093	1.8
Loss on early extinguishment of debt, net	(1,236)	(42)	(1,194)	>100.0
Foreign currency loss	(1,303)	(222)	(1,081)	>100.0
Interest expense	(32,609)	(29,686)	(2,923)	9.8
Interest income	7,821	1,294	6,527	>100.0
Fair value adjustment of liability-classified warrants	(26,588)	(24,404)	(2,184)	8.9
Other income	756	1,320	(564)	(42.7)
Income tax expense	(15,394)	(2,764)	(12,630)	>100.0

Net income	$46,951	$58,907	$(11,956)	(20.3)

Revenues. Revenues for the nine months ended September 30, 2023 and 2022 were $438.6 million and $318.3 million, respectively. Our weighted-average active operating fleet for the nine months ended September 30, 2023 and 2022 was 42.8 and 35.8 vessels, respectively. For the nine months ended September 30, 2023, we had an average of 22.8 vessels stacked compared to an average of 33.7 vessels stacked in the prior-year period.

Vessel revenues for the nine months ended September 30, 2023 and 2022 were $405.6 million and $284.4 million, respectively. Newly acquired vessels in 2022 and 2023 contributed $49.9 million to the increase in revenues, while the remaining increase was primarily due to improved market conditions. Revenues from our OSV fleet increased $82.3 million, or 47.1%, for the nine months ended September 30, 2023 compared to the prior-year period. Average OSV dayrates were $38,927 for the nine months ended September 30, 2023 compared to $30,590 for the same period in 2022. Our average OSV utilization was 45.1% for the nine months ended September 30, 2023 compared to 36.4% for the same period in 2022. Our OSVs incurred 409 days of aggregate downtime for regulatory drydockings and were stacked for an aggregate of 5,955 days during the nine months ended September 30, 2023 compared to 269 and 8,734 days, respectively, for the same period in 2022. Excluding stacked vessel days, our active OSV utilization was 76.2% and 81.9% for the same periods, respectively. Revenues from our MPSV fleet increased $38.9 million, or 35.4%, for the nine months ended September 30, 2023 compared to the prior-year period. Average MPSV dayrates were $63,188 for the nine months ended September 30, 2023 compared to $51,715 for the same period in 2022. Our MPSV utilization was 71.8% for the

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nine months ended September 30, 2023 compared to 64.8% for the same period in 2022. Our MPSVs incurred 45 days of aggregate downtime for regulatory drydockings and were stacked for an aggregate of 273 days during the nine months ended September 30, 2023 compared to 200 and 477 days, respectively, for the same period in 2022. Excluding stacked vessel days, our active MPSV utilization was 78.3% and 75.8% during the nine months ended September 30, 2023 and the same period in 2022, respectively. Domestic vessel revenues increased $76.5 million, or 34.4%, from the year-ago period primarily due to an increase in active vessels and improved market conditions for our vessels during the nine months ended September 30, 2023. Foreign vessel revenues increased $44.7 million, or 72.4% due to improved market conditions for vessels operating in Mexico and Brazil during the nine months ended September 30, 2023. Foreign vessel revenues for the nine months ended September 30, 2023 comprised 26.2% of our total vessel revenues compared to 21.7% for the year-ago period.

Non-vessel revenues for the nine months ended September 30, 2023 and 2022 were $33.0 million and $33.9 million, respectively. The 2.8% year-over-year decrease in non-vessel revenues was primarily due to lower revenues earned from non-military vessel management services during the nine months ended September 30, 2023.

Operating Expense. Operating expense for the nine months ended September 30, 2023 and 2022 was $221.5 million and $153.9 million, respectively. Vessels acquired in or subsequent to the second quarter of 2022 contributed $25.9 million to the increase in operating expense, while the remaining variance was due to increases in domestic mariner wages, vessel recertifications and related maintenance and repair costs, and contract-specific costs of sales to meet customer charter requirements, which were ultimately recovered through the agreed upon charter dayrate.

Depreciation and Amortization. Depreciation and amortization for the nine months ended September 30, 2023 and 2022 was $34.7 million and $19.9 million, respectively. Depreciation increased from the prior year due to seven newly acquired vessels being placed into service in or subsequent to the second quarter of 2022. Amortization also increased as a result of 13 vessel recertification drydockings being completed since September 30, 2022.

General and Administrative Expense. G&A expense for the nine months ended September 30, 2023 and 2022 was $48.6 million and $42.2 million, respectively. The year-over-year increase in G&A expense was primarily attributable to higher legal costs associated with recently settled litigation and increases in shoreside employee headcount and wages.

Stock-based Compensation Expense. Stock-based compensation expense for the nine months ended September 30, 2023 and 2022 was $17.3 million and $3.5 million, respectively. The stock-based compensation expense increase from the prior-year period was primarily attributable to certain new long-term incentive grants of RSUs under the MIP that were issued and vested in the current period.

Terminated Debt Refinancing Costs. Terminated debt refinancing costs for the nine months ended September 30, 2023 and 2022 were $3.7 million and $0.0 million, respectively. The terminated debt refinancing costs were attributable to costs related to a debt refinancing process that was postponed during the second quarter of 2023.

Operating Income. Operating income for the nine months ended September 30, 2023 and 2022 was $115.5 million and $113.4 million, respectively. Operating income increased by $2.1 million, or 3.5% during the current-year period compared to the prior-year period for the reasons discussed above, but primarily due to improved market conditions for our vessels. Operating income as a percentage of revenues was 26.3% for the nine months ended September 30, 2023 and 35.6% for the same period in 2022. Excluding the non-recurring effect of the restricted stock grants that were issued and vested in the current period, the terminated debt refinancing costs incurred in the second quarter of 2023, and the gain on sale of assets in the current and prior-year periods, operating income as a percentage of revenue was 29.2% and 31.1% for the nine months ended September 30, 2023 and 2022, respectively.

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Interest Expense. Interest expense for the nine months ended September 30, 2023 and 2022 was $32.6 million and $29.7 million, respectively. Interest expense increased primarily due to (i) higher interest rates on the Replacement First Lien Term Loans and Exit Second Lien Term Loans since September 30, 2022 and (ii) higher outstanding balances on the Replacement First Lien Term Loans as a result of the $37.5 million delayed draw that was exercised in November 2022 and the Exit Second Lien Term Loans as a result of accumulated payment-in-kind interest incurred since the prior year, respectively. This increase was partially offset when the Company repaid the entire outstanding principal balance of the Replacement First Lien Term Loans in August 2023.

Interest Income. Interest income for the nine months ended September 30, 2023 and 2022 was $7.8 million and $1.3 million, respectively. Our average cash balance increased to $228.6 million during the current-year period compared to $160.0 million for the prior-year period. The average interest rate earned on our invested cash balances was 4.5% and 1.1% in the first nine months ended September 30, 2023 and 2022, respectively. The increase in average cash balance was primarily due to improved operating results and net cash proceeds received in the fourth quarter of 2022 from the delayed draw that was funded under the Replacement First Lien Term Loans. The increase in the average interest rate is due to market increases in bank interest rates on invested cash balances.

Fair Value Adjustment of Liability-Classified Warrants. Fair value adjustment of liability-classified warrants for the nine months ended September 30, 2023 and 2022 was $26.6 million and $24.4 million, respectively. Based on an updated valuation analysis as of September 30, 2023, the estimated fair value of the outstanding Creditor Warrants increased year-to-date by $16.70, or 41.2%, per warrant.

Income Tax Expense. Our effective income tax expense rate was 24.7% and 4.5% for the nine months ended September 30, 2023 and 2022, respectively. The Company’s current income tax expense reflects its current foreign tax liabilities, and for the current quarter, certain deferred tax liabilities that could not be offset with a valuation allowance. Since its emergence from bankruptcy, the Company has offset its deferred tax assets with a valuation allowance, as required in certain circumstances by GAAP, leading to volatility in the Company’s effective income tax rate from period to period.

Net Income. Net income for the nine months ended September 30, 2023 and 2022 was $47.0 million and $58.9 million, respectively. This decrease was primarily due to an increase in operating expense combined with the net effect of the non-recurring items discussed above in Operating Income.

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Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

Summarized financial information for the years ended December 31, 2022 and 2021, respectively, is shown below in the following table (in thousands except % change):

	Year Ended December 31,		Change
	2022	2021	$	%
Revenues:
Vessel revenues
Domestic	$317,638	$154,737	$162,901	>100.0
Foreign	88,396	59,943	28,453	47.5

	406,034	214,680	191,354	89.1
Non-vessel revenues	45,192	41,620	3,572	8.6

	451,226	256,300	194,926	76.1
Operating expenses	214,788	142,819	71,969	50.4
Depreciation and amortization	28,940	18,383	10,557	57.4
General and administrative expenses	58,946	40,632	18,314	45.1
Stock-based compensation expense	5,330	3,372	1,958	58.1

	308,004	205,206	102,798	50.1
Gain on sale of assets	21,837	2,679	19,158	>100.0

Operating income	165,059	53,773	111,286	>100.0
Loss on early extinguishment of debt	(44)	—	(44)	—
Foreign currency loss	(198)	(434)	236	(54.5)
Interest expense	(41,172)	(35,794)	(5,378)	15.0
Interest income	2,832	510	2,322	>100.0
Fair value adjustment of liability-classified warrants	(41,408)	(15,150)	(26,258)	>100.0
Other income, net	2,867	1,615	1,252	77.5
Income tax expense	(7,174)	(1,533)	(5,641)	>100.0

Net income	$80,762	$2,987	$77,775	>100.0

Revenues. Revenues for the years ended December 31, 2022 and 2021 were $451.2 million and $256.3 million, respectively. Our weighted-average active operating fleet for 2022 and 2021 was 37.1 and 31.1 vessels, respectively. For 2022, we had a weighted-average of 31.9 vessels stacked compared to a weighted-average of 39.7 vessels stacked in the prior year.

Vessel revenues for the years ended December 31, 2022 and 2021 were $406.0 million and $214.7 million, respectively. The increase in vessel revenues was primarily due to improved market conditions for our vessels. Revenue from our OSV fleet increased $121.0 million, or 91.4%, for 2022 compared to 2021. Average OSV dayrates were $32,305 for 2022 compared to $19,785 for the prior year. Our OSV utilization was 37.7% for 2022 compared to 31.2% for 2021. Our OSVs incurred 332 days of aggregate downtime for regulatory drydockings and were stacked for an aggregate of 11,074 days during 2022 compared to 413 and 13,360 days, respectively, during 2021. Excluding stacked vessel days, our active OSV utilization was 80.7% and 82.8% for the same periods, respectively. Revenues from our MPSV fleet increased $70.4 million, or 85.6%, for 2022 compared to 2021. Average MPSV dayrates were $53,421 for 2022 compared to $40,245 for 2021. Our MPSV utilization was 65.2% for 2022 compared to 46.7% for 2021. Our MPSVs incurred aggregate downtime of 200 days for regulatory drydockings and were stacked for an aggregate of 569 days during 2022 compared to an aggregate downtime of 206 days for regulatory drydockings and being stacked for an aggregate 1,137 days, respectively, during 2021. Excluding stacked vessel days, our active MPSV utilization was 75.0% and 63.0% during 2022 and 2021, respectively. Domestic vessel revenues for 2022 increased $162.9 million, or 105%, from 2021 primarily due to improved market conditions for our vessels operating in the U.S. GoM. Foreign vessel revenues increased $28.5 million, or 47.5%, due to improved market conditions for vessels operating in Brazil, Trinidad and Other

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Latin America during 2022. Foreign vessel revenues for 2022 comprised 21.8% of our total vessel revenues compared to 27.9% for 2021.

Non-vessel revenues for the years ended December 31, 2022 and 2021 were $45.2 million and $41.6 million, respectively. The year-over-year increase in non-vessel revenues was primarily due to higher revenues earned from vessel management services during 2022 compared to the prior year. Our non-vessel revenues primarily include our O&M contract with the U.S. Navy, revenues from our HOS Port facilities, and other vessel management services.

Operating Expenses. Operating expenses for the years ended December 31, 2022 and 2021 were $214.8 million and $142.8 million, respectively. Operating expenses increased year-over-year primarily due to increases in active vessels, mariner headcount, domestic mariner wages and benefits, and maintenance and repair costs for vessels and related equipment.

Depreciation and Amortization. Depreciation and amortization expense for the years ended December 31, 2022 and 2021 was $28.9 million and $18.4 million, respectively. Depreciation expense increased from the prior year due to newly acquired vessels being placed into service. As part of the Company’s emergence from bankruptcy in 2020 and the application of fresh-start accounting, the Company removed the carrying values of its previously deferred recertification costs, which resulted in lower amortization expense for the prior year. Since the Company’s emergence from bankruptcy in 2020, additional vessel recertifications have been completed and amortization expense has commensurately increased.

General and Administrative Expense. G&A expense for the years ended December 31, 2022 and 2021 was $58.9 million and $40.6 million, respectively. The year-over-year increase in G&A expense was primarily attributable to an increase in shoreside employee headcount and wages, legal costs associated with on-going litigation and costs related to the recruitment of mariners. The increase is also attributable to an advisory fee related to the acquisition of vessels from certain affiliates of ECO and additional trade name and trademark licensing fees incurred in the current year.

Stock-Based Compensation Expense. Stock-based compensation expense for the years ended December 31, 2022 and 2021 was $5.3 million and $3.4 million, respectively. The year-over-year increase in stock-based compensation expense was attributable to additional management incentive program awards granted in the second quarter of 2022, which were valued at a substantially higher stock price per share.

Gain on Sale of Assets. During the year ended December 31, 2022, we sold seven 200 class DP-1 OSVs, three 240 class DP-2 OSVs and other non-vessel assets for gross proceeds of $23.7 million, resulting in a net gain of $21.8 million. The net gain represents $20.5 million from vessel sales and $1.3 million from sales of other non-vessel assets. The gain on sale of assets for the year ended December 31, 2021 represents gains of $2.2 million from vessel sales and $0.5 million from sales of other non-vessel assets.

Operating Income. Operating income for the years ended December 31, 2022 and 2021 was $165.1 million and $53.8 million, respectively. Operating income increased by $111.0 million, or 207%, during 2022 compared to 2021 for the reasons discussed above, but primarily due to improved market conditions for our vessels. Operating income as a percentage of revenues was 36.6% for 2022. Operating income as a percentage of revenues was 21.0% for 2021.

Interest Expense. Interest expense was $41.2 million, inclusive of $30.4 million of payment-in-kind interest, for the year ended December 31, 2022 and was $35.8 million, inclusive of $29.3 million of payment-in-kind interest, for the year ended December 31, 2021. Interest expense increased primarily due to (i) increases in the interest rates on the Replacement First Lien Term Loans and Exit Second Lien Term Loans during 2022, (ii) higher outstanding balances on the Replacement First Lien Term Loans and Exit Second Lien Term Loans as a result of the $37.5 million delayed draw term loans that were incurred in November 2022 and capitalized

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accumulated payment-in-kind interest incurred since the prior year, respectively, and (iii) the interest component of the Company’s negotiated settlement of the 2014 Mexico tax audit.

Interest Income. Interest income for the years ended December 31, 2022 and 2021 was $2.8 million and $0.5 million, respectively, representing a year-over-year increase of $2.3 million. Our average cash balance increased to $167.8 million during 2022 compared to $117.8 million during 2021. The average interest rate earned on our invested cash balances was 1.7% and 0.4% during 2022 and 2021, respectively. The increase in average cash balance was primarily due to improved operating results in 2022, net cash proceeds received in December 2021 from the preemptive rights offering and Replacement First Lien Term Loans, and the delayed draw funding under the Replacement First Lien Term Loans in November 2022.

Fair Value Adjustment of Liability-Classified Warrants. Fair value adjustment of liability-classified warrants for the years ended December 31, 2022 and 2021 was $41.4 million and $15.2 million, respectively. Creditor Warrants (warrants entitling holders to purchase common stock at a strike price set at an enterprise value of $621.2 million, or $27.83 per share (subject to adjustment as of the Effective Date)), were issued upon the Company’s emergence from Chapter 11 bankruptcy on the Effective Date, and we have since recorded a quarterly mark-to-market adjustment beginning with the quarter ended December 31, 2020. Prior to the issuance of these Creditor Warrants, the Company did not have any issued or outstanding liability-classified warrants. Based on an updated valuation analysis as of December 31, 2022, the estimated fair value of the outstanding Creditor Warrants increased year-over-year by $26.01, or 179%, per warrant.

Other Income, Net. Other income, net, for the years ended December 31, 2022 and 2021 was $2.9 million and $1.6 million, respectively. Other income increased year-over-year primarily due to $1.5 million in fees received from certain sellers’ terminations of four vessel purchase agreements.

Income Tax Expense. Our effective tax expense rate was 8.2% and 33.9% for the years ended December 31, 2022 and 2021, respectively. The Company’s income tax expense in 2022 reflects its foreign tax liabilities as of December 31, 2022. Since its emergence from bankruptcy, the Company has been in a net deferred tax asset position and has offset its deferred tax benefit with a valuation allowance, as required in certain circumstances by GAAP. The 2022 period rate is lower than the 2021 period due to the relatively higher level of income for the current period compared to the 2021 period.

Net Income. Net income for the years ended December 31, 2022 and 2021 was $80.8 million and $3.0 million, respectively. This favorable variance in net income was primarily driven by improved market conditions for our vessels. Net income as a percentage of revenues was 17.9% and 1.2% for the years ended December 31, 2022 and 2021, respectively.

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Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

Summarized financial information for the year ended December 31, 2021 (Successor), the period from September 5, 2020 through December 31, 2020 (Successor) and the period from January 1, 2020 through September 4, 2020 (Predecessor), respectively, is shown below in the following table (in thousands):

	Successor		Predecessor
	Year Ended December 31, 2021	Period from September 5, 2020 through December 31, 2020	Period from January 1, 2020 through September 4, 2020
Revenues:
Vessel revenues
Domestic	$154,737	$36,916	$60,305
Foreign	59,943	14,055	34,215

	214,680	50,971	94,520
Non-vessel revenues	41,620	12,815	26,274

	256,300	63,786	120,794
Operating expenses	142,819	39,565	90,674
Depreciation and amortization	18,383	5,016	78,550
General and administrative expenses	40,632	11,593	33,261
Stock-based compensation expense	3,372	1,503	1,969
Restructuring costs	—	—	34,491

	205,206	57,677	238,945
Gain on sale of assets	2,679	—	—

Operating income (loss)	53,773	6,109	(118,151)
Loss on early extinguishment of debt	—	—	(4,236)
Foreign currency gain (loss)	(434)	18	(51)
Interest expense	(35,794)	(10,750)	(40,460)
Interest income	510	77	944
Fair value adjustment of liability-classified warrants	(15,150)	7	—
Reorganization items, net	—	(4,040)	(1,128,314)
Other income, net	1,615	27	—
Income tax benefit (expense)	(1,533)	(1,307)	135,721

Net income (loss)	$2,987	$(9,859)	$(1,154,547)

For comparative purposes, references in the explanations below to 2021 reflect the year ended December 31, 2021 (Successor). References to 2020 represent the combined periods of January 1, 2020 through September 4, 2020 (Predecessor) and September 5, 2020 through December 31, 2020 (Successor).

Revenues. Revenues for the year ended December 31, 2021 (Successor), the period from September 5, 2020 through December 31, 2020 (Successor) and the period from January 1, 2020 through September 4, 2020 (Predecessor) were $256.3 million, $63.8 million and $120.8 million, respectively. Our weighted-average active operating fleet for 2021 and 2020 was 31.1 and 31.8 vessels, respectively. For 2021, we had a weighted-average of 39.7 vessels stacked compared to a weighted-average of 42.2 vessels stacked in 2020.

Vessel revenues for the year ended December 31, 2021 (Successor), the period from September 5, 2020 through December 31, 2020 (Successor) and the period from January 1, 2020 through September 4, 2020 (Predecessor) were $214.7 million, $51.0 million and $94.5 million, respectively. The increase in vessel revenues was primarily due to improved market conditions for our vessels. Revenue from our OSV fleet increased $36.7 million, or 38.3%, for 2021 compared to 2020. Average OSV dayrates were $19,785 for 2021 compared to

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$17,009 for 2020. Our OSV utilization was 31.2% for 2021 compared to 24.8% for 2020. Our OSVs incurred 413 days of aggregate downtime for regulatory drydockings and were stacked for an aggregate of 13,360 days during 2021 compared to 149 and 14,389 days, respectively, during 2020. Excluding stacked vessel days, our active OSV utilization was 82.8% and 67.8% for the same periods, respectively. Revenues from our MPSV fleet increased $32.5 million, or 65.5%, for 2021 compared to 2020. Average MPSV dayrates were $40,245 for 2021 compared to $35,347 for 2020. Our MPSV utilization was 46.7% for 2021 compared to 32.0% for 2020. Our MPSVs incurred an aggregate downtime of 206 days for regulatory drydockings and were stacked for an aggregate of 1,137 days during 2021. During 2020, our MPSVs incurred an aggregate downtime of 43 days for regulatory drydockings and were stacked for an aggregate of 1,066 days. Excluding stacked vessel days, our active MPSV utilization was 63.0% and 42.3% during 2021 and 2020, respectively. Domestic vessel revenues for 2021 increased $57.5 million, or 59.2%, from 2020 primarily due to improved market conditions for our vessels operating in the U.S. GoM. Foreign vessel revenues increased $11.7 million, or 24.2%, due to improved market conditions for vessels operating in Mexico and Trinidad during 2021. Foreign vessel revenues for 2021 comprised 27.9% of our total vessel revenues compared to 33.2% for 2020.

Non-vessel revenues for the year ended December 31, 2021 (Successor), the period of September 5, 2020 through December 31, 2020 (Successor) and the period from January 1, 2020 through September 4, 2020 (Predecessor) were $41.6 million, $12.8 million and $26.3 million, respectively. The year-over-year increase in non-vessel revenues was primarily due to higher revenues earned from vessel management services during 2021 compared to 2020. Our non-vessel revenues primarily include our O&M contract with the U.S. Navy, revenues from our HOS Port facilities, and other vessel management services.

Operating Expenses. Operating expenses for the year ended December 31, 2021 (Successor), the period from September 5, 2020 through December 31, 2020 (Successor) and the period from January 1, 2020 through September 4, 2020 (Predecessor) were $142.8 million, $39.6 million and $90.7 million, respectively. Operating expenses increased year-over-year primarily due to an increase in domestic mariner wages, vessel recertifications and related maintenance and repair costs and an increase in costs of sales to meet customer charter requirements, which was ultimately recovered in the agreed upon charter dayrate.

Depreciation and Amortization. Depreciation and amortization expense for the year ended December 31, 2021 (Successor), the period from September 5, 2020 through December 31, 2020 (Successor) and the period from January 1, 2020 through September 4, 2020 (Predecessor) were $18.4 million, $5.0 million and $78.6 million, respectively. Depreciation expense in 2021 decreased compared to 2020 primarily due to a significant reduction in vessel carrying values recognized as of September 4, 2020 resulting from the application of fresh-start accounting. As part of the application of fresh-start accounting, the Company also removed the carrying values of its previously deferred recertification costs, which resulted in lower amortization expense for 2021.

General and Administrative Expense. G&A expense for the year ended December 31, 2021 (Successor), the period from September 5, 2020 through December 31, 2020 (Successor) and the period from January 1, 2020 through September 4, 2020 (Predecessor) was $40.6 million, $11.6 million and $33.3 million, respectively. The year-over-year decrease in G&A expense was primarily attributable to lower incentive compensation expense in 2021.

Stock-Based Compensation Expense. Stock-based compensation expense for the years ended December 31, 2021 (Successor), the period from September 5, 2020 through December 31, 2020 (Successor) and the period from January 1, 2020 through September 4, 2020 (Predecessor) were $3.4 million, $1.5 million, and $2.0 million, respectively. In the third quarter of 2020, the incentive compensation plan of the Predecessor was terminated on the Effective Date and all awards that were outstanding under such plan were cancelled. Upon emergence from bankruptcy, the Company established the 2020 Management Incentive Plan and issued new stock-based awards.

Restructuring Costs. Restructuring costs for the year ended December 31, 2021 (Successor), the period from September 5, 2020 through December 31, 2020 (Successor) and the period from January 1, 2020 through

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September 4, 2020 (Predecessor) were $0.0 million, $0.0 million and $34.5 million, respectively. The restructuring costs incurred during 2020 were primarily attributable to professional fees related to our balance sheet restructuring incurred prior to filing for Chapter 11 bankruptcy on May 19, 2020.

Gain on Sale of Assets. Gain on sale of assets for the year ended December 31, 2021 (Successor), the period from September 5, 2020 through December 31, 2020 (Successor) and the period from January 1, 2020 through September 4, 2020 (Predecessor) were $2.7 million, $0.0 million and $0.0 million, respectively. The gain on sale of assets for the year ended December 31, 2021, represents gains of $2.2 million from vessel sales and $0.5 million from sales of other non-vessel assets.

Operating Income (Loss). Operating income (losses) for the year ended December 31, 2021 (Successor), the period from September 5, 2020 through December 31, 2020 (Successor) and the period from January 1, 2020 through September 4, 2020 (Predecessor) were $53.8 million, $6.1 million and $(118.2) million, respectively. Operating income increased by $165.9 million during 2021 compared to 2020 for the reasons discussed above for Revenues, Depreciation and Amortization, and Restructuring Costs. Operating income as a percentage of revenues was 21.0% for 2021. Operating loss as a percentage of revenues was 60.7% for 2020.

Interest Expense. Interest expense for the year ended December 31, 2021 (Successor), the period from September 5, 2020 through December 31, 2020 (Successor) and the period from January 1, 2020 through September 4, 2020 (Predecessor) was $35.8 million, $10.8 million and $40.5 million, respectively. Amounts for the year ended December 31, 2021 (Successor) and the period from September 4, 2020 through December 31, 2020 (Successor) include payment-in-kind interest of $29.3 million and $9.0 million, respectively. As a result of the Company’s bankruptcy proceedings, our long-term debt was restructured and reduced by $889.3 million resulting in lower interest expense for 2021. On May 19, 2020, the Company ceased recording interest expense related to our 2020 senior notes, 2021 senior notes, first-lien term loans, second-lien term loans and senior credit facility from and after that date. Interest expense for the first-lien term loans was recorded in Reorganization items, net.

Interest Income. Interest income for the year ended December 31, 2021 (Successor), the period from September 5, 2020 through December 31, 2020 (Successor) and the period from January 1, 2020 through September 4, 2020 (Predecessor) was $0.5 million, $0.1 million and $0.9 million, respectively. Interest income for 2021 was $0.5 million lower than 2020. Our average cash balance increased to $117.8 million during 2021 compared to $110.9 million during 2020. The average interest rate earned on our invested cash balances was 0.4% and 0.7% during 2021 and 2020, respectively. The increase in average cash balance was primarily due to improved operating results in 2021 and net cash proceeds received in December 2021 from the preemptive rights offering and Replacement First Lien Term Loans.

Fair Value Adjustment of Liability-Classified Warrants. Fair value adjustment of liability-classified warrants for the year ended December 31, 2021 (Successor), the period from September 5, 2020 through December 31, 2020 (Successor) and the period from January 1, 2020 through September 4, 2020 (Predecessor) was $15.2 million, $0.0 million and $0.0 million respectively. Creditor Warrants were issued upon the Company’s emergence from Chapter 11 bankruptcy on September 4, 2020, and we have since recorded a quarterly mark-to-market adjustment beginning with the quarter ended December 31, 2020. Prior to the issuance of these Creditor Warrants, the Company did not have any issued or outstanding liability-classified warrants. Based on a third party valuation analysis as of December 31, 2021, the estimated fair value of the outstanding Creditor Warrants increased year-to-date by $9.52 per warrant.

Reorganization Items, Net. Reorganization items, net for the year ended December 31, 2021 (Successor), the period from September 5, 2020 through December 31, 2020 (Successor) and the period from January 1, 2020 through September 4, 2020 (Predecessor) were $0.0 million, $4.0 million and $1,128.3 million, respectively. These costs were primarily attributable to the gain on settlement of liabilities subject to compromise and the fresh-start accounting adjustments to record the carrying values of assets and liabilities on our books at their fair values as of the Effective Date.

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Other Income, Net. Other income, net for the year ended December 31, 2021 (Successor), the period from September 5, 2020 through December 31, 2020 (Successor) and the period from January 1, 2020 through September 4, 2020 (Predecessor) was $1.6 million, $0.0 million and $0.0 million respectively. Other income increased year-over-year due to the receipt of a $1.0 million negotiated payment from Astromaritima Navegação S.A. as final settlement of a Brazilian arbitration procedure.

Income Tax Expense (Benefit). Our effective income tax expense (benefit) rate was 33.9% and (10.3)% for 2021 and the same combined Predecessor and Successor period in 2020, respectively. The Company’s income tax expense in 2021 reflects its foreign tax liabilities as of December 31, 2021. Since its emergence from bankruptcy, the Company has been in a net deferred tax asset position and has offset its deferred tax benefit with a valuation allowance, as required in certain circumstances by GAAP. Prior to the Effective Date, the Company was in a net deferred tax liability position and was thus able to record deferred tax benefits.

Net Income (Loss). Net income (loss) for the year ended December 31, 2021 (Successor), the period from September 5, 2020 through December 31, 2020 (Successor) and the period from January 1, 2020 through September 4, 2020 (Predecessor) was $3.0 million, $(9.9) million and $(1,154.5) million, respectively. This favorable variance in net income was primarily due to the explanations provided above for Revenues, Depreciation and Amortization, Restructuring Costs and Reorganization Items, Net.

Non-GAAP Financial Measures

We disclose and discuss EBITDA, Adjusted EBITDA and Adjusted Free Cash Flow as non-GAAP financial measures in this prospectus. We define EBITDA as earnings (net income or loss) before interest, income taxes, depreciation and amortization. Adjusted EBITDA reflects certain adjustments to EBITDA for gains or losses on early extinguishment of debt, terminated debt refinancing costs, stock-based compensation expense and interest income. In addition, Adjusted EBITDA excludes non-cash gains or losses on the fair value adjustment of liability-classified warrants, as well as restructuring costs and reorganization items, net related to the Company’s voluntary relief in 2020 under Chapter 11 of the U.S. Bankruptcy Code and the application of fresh-start accounting under ASC 852, Reorganizations. We define Adjusted Free Cash Flow as Adjusted EBITDA less cash paid for deferred drydocking charges, maintenance capital improvements and non-vessel capital expenditures, cash paid for interest and cash paid for (refunds of) income taxes. Our measures of EBITDA, Adjusted EBITDA and Adjusted Free Cash Flow may not be comparable to similarly titled measures presented by other companies. Other companies may calculate EBITDA, Adjusted EBITDA and Adjusted Free Cash Flow differently than we do, which may limit their usefulness as comparative measures.

We view EBITDA, Adjusted EBITDA and Adjusted Free Cash Flow primarily as liquidity measures and, as such, we believe that the GAAP financial measure most directly comparable to those measures is cash flows provided by operating activities. Because EBITDA, Adjusted EBITDA and Adjusted Free Cash Flow are not measures calculated in accordance with GAAP, they should not be considered in isolation or as a substitute for operating income, net income or loss, cash flows provided by operating, investing and financing activities, or other income or cash flow statement data prepared in accordance with GAAP. Additionally, Adjusted Free Cash Flow does not represent the total increase or decrease in our cash balance, and it should not be inferred that the entire amount of Adjusted Free Cash Flow is available for dividends, debt or share repurchases or other discretionary expenditures, since we have non-discretionary expenditures that are not deducted from this measure.

EBITDA, Adjusted EBITDA and Adjusted Free Cash Flow are widely used by investors and other users of our financial statements as supplemental financial measures that, when viewed with our GAAP results and the accompanying reconciliations, we believe provide additional information that is useful to gain an understanding of the factors and trends affecting our ability to service debt, pay taxes and fund drydocking charges, maintenance capital improvements and non-vessel capital expenditures. We also believe the disclosure of EBITDA, Adjusted EBITDA and Adjusted Free Cash Flow helps investors or lenders meaningfully evaluate and compare our cash flow generating capacity from quarter to quarter and year to year.

CONFIDENTIAL TREATMENT REQUESTED BY

PURSUANT TO 17 C.F.R. SECTION 200.83

EBITDA, Adjusted EBITDA and Adjusted Free Cash Flow are also financial metrics used by management as supplemental internal measures for planning and forecasting overall expectations and for evaluating actual results against such expectations; for short-term cash bonus incentive compensation purposes; to compare to the EBITDA, Adjusted EBITDA and Adjusted Free Cash Flow of other companies when evaluating potential acquisitions; and to assess our ability to service existing fixed charges and incur additional indebtedness. Additionally, we have historically made certain adjustments to EBITDA to internally evaluate our performance based on the computation of ratios used in certain financial covenants of our credit agreements with various lenders, whenever applicable. Currently, the Company’s Second Lien Credit Agreement includes an incurrence test for the issuance of unsecured debt. The test requires a fixed charge coverage ratio of at least 2.0 to 1.0 at the time any unsecured debt is incurred. The fixed charge coverage ratio is calculated using certain adjustments to EBITDA defined by the Second Lien Credit Agreement, which adjustments are consistent with those reflected in Adjusted EBITDA in this prospectus. In addition, we believe that, based on covenants in prior credit facilities, future debt arrangements may require compliance with certain ratios that will likely include EBITDA or Adjusted EBITDA in the computations. Adjusted EBITDA is also currently utilized in connection with the Company’s short-term cash bonus incentive compensation programs.

The following tables reconcile cash flows provided by (used in) operating activities to EBITDA, Adjusted EBITDA and Adjusted Free Cash Flow, as we define those terms, for the nine months ended September 30, 2023, and 2022 and the year ended December 31, 2022 (Successor), the year ended December 31, 2021 (Successor), the period from September 5, 2020 through December 31, 2020 (Successor) and the period from January 1, 2020 through September 4, 2020 (Predecessor), respectively (in thousands):

	Successor					Predecessor
(dollars in thousands)	Nine Months Ended September 30, 2023	Nine Months Ended September 30, 2022	Year Ended December 31, 2022	Year Ended December 31, 2021	Period from September 5, 2020 through December 31, 2020	Period from January 1, 2020 through September 4, 2020
EBITDA Reconciliation to GAAP:
Net cash flows provided by (used in) operating activities	$114,714	$68,192	$112,967	$49,611	$(5,975)	$(77,885)
Cash paid for deferred drydocking charges	20,939	16,118	19,114	14,113	86	9,304
Cash paid for interest	25,692	5,417	8,868	8,467	1,731	14,781
Cash paid for (refunds of) income taxes	5,815	129	474	2,399	463	(3,930)
Changes in operating assets and liabilities	(2,136)	33,503	38,738	(560)	12,328	(1,108,267)
Stock-based compensation expense	(17,270)	(3,468)	(5,330)	(3,372)	(1,503)	(1,969)
Amortization of deferred contract-specific costs of sales	(753)	—	—	—	—	—
Fair value adjustment of liability-classified warrants	(26,588)	(24,404)	(41,408)	(15,150)	7	—
Loss on early extinguishment of debt, net	(1,236)	(42)	(44)	—	—	(4,236)
Gain on sale and disposal of assets	2,667	14,544	21,837	2,679	—	—

EBITDA	$121,844	$109,989	$155,216	$58,187	$7,137	$(1,172,202)

CONFIDENTIAL TREATMENT REQUESTED BY

PURSUANT TO 17 C.F.R. SECTION 200.83

	Successor					Predecessor
(dollars in thousands)	Nine Months Ended September 30, 2023	Nine Months Ended September 30, 2022	Year Ended December 31, 2022	Year Ended December 31, 2021	Period from September 5, 2020 through December 31, 2020	Period from January 1, 2020 through September 4, 2020
Adjusted EBITDA Reconciliation to GAAP:
Net cash flows provided by (used in) operating activities	$114,714	$68,192	$112,967	$49,611	$(5,975)	$(77,885)
Cash paid for deferred drydocking charges	20,939	16,118	19,114	14,113	86	9,304
Cash paid for interest	25,692	5,417	8,868	8,467	1,731	14,781
Cash paid for (refunds of) income taxes	5,815	129	474	2,399	463	(3,930)
Changes in operating assets and liabilities	(2,136)	33,503	38,738	(560)	12,328	(1,108,267)
Amortization of deferred contract-specific costs of sales	(753)	—	—	—	—	—
Interest income	7,821	1,294	2,832	510	77	944
Gain on sale and disposal of assets	2,667	14,544	21,837	2,679	—	—
Restructuring costs	—	—	—	—	—	34,491
Reorganization items, net	—	—	—	—	4,040	1,128,314
Terminated debt refinancing costs	3,673	—	—	—	—	—

Adjusted EBITDA	$178,432	$139,197	$204,830	$77,219	$12,750	$(2,248)

Adjusted Free Cash Flow Reconciliation to GAAP:
Net cash flows provided by (used in) operating activities	$114,714	$68,192	$112,967	$49,611	$(5,975)	$(77,885)
Cash paid for maintenance capital improvements	(5,318)	(3,617)	(3,762)	(3,826)	(677)	(264)
Cash paid for non-vessel capital expenditures	(983)	(1,101)	(1,328)	(688)	—	(88)
Changes in operating assets and liabilities	(2,136)	33,503	38,738	(560)	12,328	(1,108,267)
Amortization of deferred contract-specific costs of sales	(753)	—	—	—	—	—
Interest income	7,821	1,294	2,832	510	77	944
Gain on sale and disposal of assets	2,667	14,544	21,837	2,679	—	—
Restructuring costs	—	—	—	—	—	34,491
Reorganization items, net	—	—	—	—	4,040	1,128,314
Terminated debt refinancing costs	3,673	—	—	—	—	—

Adjusted Free Cash Flow	$119,685	$112,815	$171,284	$47,726	$9,793	$(22,755)

CONFIDENTIAL TREATMENT REQUESTED BY

PURSUANT TO 17 C.F.R. SECTION 200.83

The following table provides the detailed components of EBITDA, Adjusted EBITDA and Adjusted Free Cash Flow as we define those terms, for the nine months ended September 30, 2023 and 2022, and the year ended December 31, 2022 (Successor), the year ended December 31, 2021 (Successor), the period from September 5, 2020 through December 31, 2020 (Successor) and the period from January 1, 2020 through September 4, 2020 (Predecessor), respectively (in thousands):

	Successor					Predecessor
	Nine Months Ended September 30, 2023	Nine Months Ended September 30, 2022	Year Ended December 31, 2022	Year Ended December 31, 2021	Period from September 5, 2020 through December 31, 2020	Period from January 1, 2020 through September 4, 2020
Components of EBITDA:
Net income (loss)	$46,951	$58,907	$80,762	$2,987	$(9,859)	$(1,154,547)
Interest, net
Debt obligations	32,609	29,686	41,172	35,794	10,750	40,460
Interest income	(7,821)	(1,294)	(2,832)	(510)	(77)	(944)

Total interest, net	$24,788	$28,392	38,340	35,284	10,673	39,516

Income tax expense (benefit)	15,394	2,764	7,174	1,533	1,307	(135,721)
Depreciation	18,730	13,016	18,601	15,672	5,016	65,705
Amortization	15,981	6,910	10,339	2,711	—	12,845

EBITDA	$121,844	$109,989	$155,216	$58,187	$7,137	$(1,172,202)

Loss on early extinguishment of debt, net	1,236	42	44	—	—	4,236
Stock-based compensation expense	17,270	3,468	5,330	3,372	1,503	1,969
Interest income	7,821	1,294	2,832	510	77	944
Fair value of liability-classified warrants	26,588	24,404	41,408	15,150	(7)	—
Restructuring charges	—	—	—	—	—	34,491
Reorganization items, net	—	—	—	—	4,040	1,128,314
Terminated debt refinancing costs	3,673	—	—	—	—	—

Adjusted EBITDA	$178,432	$139,197	$204,830	$77,219	$12,750	$(2,248)

Cash paid for deferred drydocking charges(1)	(20,939)	(16,118)	(19,114)	(14,113)	(86)	(9,304)
Cash paid for maintenance capital improvements(1)	(5,318)	(3,617)	(3,762)	(3,826)	(677)	(264)
Cash paid for non-vessel capital expenditures(1)	(983)	(1,101)	(1,328)	(688)	—	(88)
Cash paid for interest	(25,692)	(5,417)	(8,868)	(8,467)	(1,731)	(14,781)
Cash refunds of (paid for) taxes	(5,815)	(129)	(474)	(2,399)	(463)	3,930

Adjusted Free Cash Flow	$119,685	$112,815	$171,284	$47,726	$9,793	$(22,755)

(1)	For additional information concerning these items, see “—Liquidity and Capital Resources—Capital Expenditures.”

CONFIDENTIAL TREATMENT REQUESTED BY

PURSUANT TO 17 C.F.R. SECTION 200.83

Set forth below are the material limitations associated with using EBITDA, Adjusted EBITDA and Adjusted Free Cash Flow as non-GAAP financial measures compared to cash flows provided by operating activities:

•

EBITDA, Adjusted EBITDA and Adjusted Free Cash Flow do not reflect the future capital expenditure requirements that may be necessary to replace our existing vessels upon expiration of their useful lives;

•

EBITDA, Adjusted EBITDA and Adjusted Free Cash Flow do not reflect the interest, future principal payments and other financing-related charges necessary to service the debt that we have incurred in acquiring and constructing our vessels;

•

EBITDA, Adjusted EBITDA and Adjusted Free Cash Flow do not reflect the deferred income taxes that we will eventually have to pay once we are no longer in an overall NOL carryforward position, as applicable; and

•	EBITDA, Adjusted EBITDA and Adjusted Free Cash Flow do not reflect changes in our net working capital position.

Management compensates for the above-described limitations in using EBITDA, Adjusted EBITDA and Adjusted Free Cash Flow as non-GAAP financial measures by only using EBITDA, Adjusted EBITDA and Adjusted Free Cash Flow to supplement our GAAP results.

Liquidity and Capital Resources

Our capital requirements have historically been financed with cash flows from operations, proceeds from issuances of our debt and common equity securities, borrowings under our revolving and term loan agreements and cash received from the sale of assets. We require capital to fund on-going operations, remaining commitments under the ECO Acquisitions #2, ongoing vessel newbuild and conversion projects, vessel recertifications, discretionary capital expenditures and debt service and may require capital to fund potential future vessel construction, retrofit or conversion projects, acquisitions, dividends, equity repurchases or the retirement of debt. We believe that existing cash and cash equivalents and anticipated positive cash flows from operations will be sufficient to support working capital, maintenance and growth capital expenditures and other cash requirements for at least the next 12 months and, based on our current expectations, for the foreseeable future thereafter.

In August 2023, the Company elected to fully repay the $68.7 million remaining principal balance of the Replacement First Lien Term Loans. As of September 30, 2023, we had $349.0 million of outstanding principal amount of Exit Second Lien Term Loans that mature in March 2026, inclusive of accumulated payment-in-kind interest through September 30, 2023. Given the Company’s current cash balance and healthy cash flow generation, we elected to begin paying full cash interest on the Exit Second Lien Term Loans during the second quarter of 2023. Effective September 4, 2023, the Exit Second Lien Term Loans formally converted to full cash-pay obligations with an annual interest rate of 8.25% based on our prevailing Total Leverage Ratio, which was below 3.0. The Second Lien Credit Agreement contains customary representations and warranties, covenants and events of default, but only one maintenance covenant, which is a $25.0 million minimum liquidity requirement. During 2023 and as of September 30, 2023, we were in compliance with all applicable financial covenants under our existing term loan agreements. The Company may voluntarily prepay, in whole or in part, any amount of the Exit Second Lien Term Loans without penalty prior to maturity.

As of September 30, 2023 and December 31, 2022, we had total cash and cash equivalents of $146.3 million and $217.3 million, respectively, and restricted cash of $1.2 million and $0.3 million, respectively.

Cash Flows for the Periods Ended December 31, 2022, 2021 and 2020

The following summarizes our cash flows for the year ended December 31, 2022 (Successor), December 31, 2021 (Successor), the period from September 5, 2020 through December 31, 2020 (Successor) and the period from January 1, 2020 through September 4, 2020 (Predecessor), respectively.

CONFIDENTIAL TREATMENT REQUESTED BY

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Operating Activities. We rely primarily on cash flows from operations to provide working capital for current and future operations to fund payroll and incentive compensation for our vessel crews and shoreside employees, to supply, repair and maintain our vessels, service our debt obligations, pay taxes and insure our assets. Net cash provided by (used in) operating activities typically fluctuates according to the level of market activity and demand for our vessels for each period. Net cash provided by operating activities was $113.0 million and $49.6 million for the years ended December 31, 2022 and 2021, respectively. Net cash used in operating activities was $6.0 million, and $77.9 million for the period from September 5, 2020 through December 31, 2020 (Successor), and the period from January 1, 2020 through September 4, 2020 (Predecessor), respectively. Operating cash flows for the years ended December 31, 2022 and 2021 were favorably affected by improved market conditions for our vessels and substantially eliminated restructuring and reorganization costs compared to 2020. The $63.4 million growth in net cash provided by operating activities in 2022 was primarily the result of a substantial increase in cash receipts from customers driven by an 89% increase in vessel revenues due to significantly higher average dayrates for our OSVs and MPSVs. The $133.5 million increase in net cash provided by operating activities in 2021 was primarily the result of a substantial reduction in payments to vendors for professional services and to employees for retention bonuses associated with the Company’s Chapter 11 Cases in 2020 combined with an increase in cash receipts from customers driven by a 48% increase in vessel revenues due to improved active utilization and slightly higher average dayrates for our OSVs and MPSVs in 2021.

Investing Activities. Net cash used in investing activities was $109.2 million and $4.1 million for the years ended December 31, 2022 and 2021, respectively. Net cash used in investing activities was $0.9 million and $4.4 million for the period from September 5, 2020 through December 31, 2020 (Successor) and the period from January 1, 2020 through September 4, 2020 (Predecessor), respectively. Net cash used in investing activities in 2022 is primarily attributable to vessel acquisitions, partially offset by proceeds from vessel sales. Net cash used in investing activities for the years ended December 31, 2021 and 2020 consisted primarily of capital improvements for active vessels operating in our fleet, partially offset by net proceeds from the sale of four low-spec vessels in 2021.

Financing Activities. Net cash provided by financing activities was $32.9 million and $37.6 million for the years ended December 31, 2022 and 2021. Net cash provided by financing activities was $0.0 million and $14.9 million for the period from September 5, 2020 through December 31, 2020 (Successor), and the period from January 1, 2020 through September 4, 2020 (Predecessor), respectively. Net cash provided by financing activities for the year ended December 31, 2022 primarily resulted from the proceeds received from the delayed draw term loans that were funded under the Replacement First Lien Term Loans, partially offset by a partial repayment of the Replacement First Lien Term Loans. Net cash provided by financing activities for the year ended December 31, 2021 primarily resulted from the proceeds received from the Replacement First Lien Term Loans and preemptive rights offering of equity, partially offset by the repayment of the exit first-lien term loans. Net cash provided by financing activities in 2020 primarily resulted from the proceeds received from the DIP facility and the rights offering of common stock and Jones Act Warrants (warrants issued by the Company in lieu of common stock entitling holders to purchase common stock at an exercise price of $0.00001 per share pursuant to the Plan) issued in exchange for $100 million of cash on the Effective Date in connection with the Plan, partially offset by the repayment of the senior credit facility and a portion of the DIP facility.

Cash Flows for the Nine Months Ended September 30, 2023 and 2022

The following summarizes our cash flows for the nine months ended September 30, 2023 and 2022, respectively.

Operating Activities. Net cash provided by operating activities was $114.7 million for the nine months ended September 30, 2023. Net cash provided by operating activities was $68.2 million for the nine months ended September 30, 2022. Operating cash flows for the first nine months of 2023 were favorably affected by an increase in active vessels along with improved market conditions resulting in increased cash receipts from customers driven by higher vessel dayrates and a 43% increase in vessel revenues compared to the prior-year period.

CONFIDENTIAL TREATMENT REQUESTED BY

PURSUANT TO 17 C.F.R. SECTION 200.83

Investing Activities. Net cash used in investing activities was $109.9 million and $89.6 million for the nine months ended September 30, 2023 and 2022, respectively. Cash used during the first nine months of 2023 was primarily attributable to two vessels delivered from the ECO Acquisitions #1, two vessels delivered from the ECO Acquisitions #2, deposits paid for additional vessels to be delivered from the ECO Acquisitions #2 and the dual-use SOV/flotel conversion of one of the HOS Max 280 class DP-2 OSVs acquired from MARAD.

Financing Activities. Net cash used in financing activities was $75.8 million and $4.3 million for the nine months ended September 30, 2023 and 2022, respectively. Cash used in financing activities was primarily attributable to the repayment of the remaining principal balance of the Replacement First Lien Term Loans in the third quarter of 2023.

Commitments and Contractual Obligations

The following table and notes set forth our aggregate contractual obligations as of September 30, 2023 (in thousands):

	Total	Less than 1 Year	1-3 Years	3-5 Years	Thereafter
Contractual Obligations
Vessel purchase commitments(1)	$61,200	$61,200	$—	$—	$—
MPSV newbuild program	53,818	22,017	31,801	—	—
SOV/flotel conversion	37,812	18,906	18,906	—	—
Exit Second Lien Term Loans(2)	349,001	—	349,001	—	—
Interest payments(3)	72,942	29,193	43,749	—	—
Non-cancellable leases	34,447	6,257	6,364	5,828	15,998

Total	$609,220	$137,573	$449,821	$5,828	$15,998

(1)

Vessel purchase commitments reflect the remaining purchase price of the one vessel delivered in October 2023, the one vessel delivered in November 2023 and the two vessels expected to be delivered by December 31, 2023 as part of the ECO Acquisitions #2, but due to supply chain constraints such deliveries could extend into early 2024. Amounts exclude deposits paid toward these vessels. Please see “—Capital Expenditures” below and Note 9 to our Annual Financial Statements and Note 5 to our Quarterly Financial Statements for further discussion regarding these vessel purchase commitments.

(2)	Our Exit Second Lien Term Loans mature on March 31, 2026 and currently include $76.4 million of accumulated payment-in-kind interest.
(3)

Effective September 4, 2023, the interest rate on the Exit Second Lien Term Loans is variable based on the Company’s Total Leverage Ratio at each quarter-end. The amount reflected in this table is consistent with the currently fixed interest rate applicable to the Company’s Total Leverage Ratio as of September 30, 2023. Please see Note 10 to our Annual Financial Statements and Note 6 to our Quarterly Financial Statements for further discussion of the interest rate applicable to the Exit Second Lien Term Loans.

Contracted Backlog

Our total contracted backlog was $659.3 million as of October 31, 2023, which we calculate with the dayrates of contracted vessel days multiplied by the contracted days for such vessels. In certain contracts, the dayrate may be reduced to zero if, for example, repairs extend beyond a stated period of time. The contractual revenue we ultimately receive may be lower than the contracted backlog due to a number of factors, including vessel downtime or suspension of operations. The actual dayrate may be lower than the contractual operating dayrate assumed in the contracted backlog described above because a down-time (such as waiting on weather) rate, repair rate, standby rate or force majeure rate may apply under certain circumstances. Our total contracted backlog includes only firm commitments and certain contracted option periods, which are represented by signed contracts or, in some cases, other definitive agreements awaiting contract execution.

CONFIDENTIAL TREATMENT REQUESTED BY

PURSUANT TO 17 C.F.R. SECTION 200.83

Debt Agreements

As of September 30, 2023, the Company had the following outstanding debt (in thousands, except effective interest rate):

	Total Debt(1)	Effective Interest Rate	Cash Interest Payments(2)	Payment Dates
Exit Second Lien Term Loans	$349,001	8.25%	$8,558	March 31, June 30, September 30, December 31

	$349,001

(1)	The outstanding principal balance on the Exit Second Lien Term Loans includes accumulated payment-in-kind interest as of September 30, 2023.
(2)

Effective September 4, 2023, the interest rate on the Exit Second Lien Term Loans is variable based on the Company’s Total Leverage Ratio at each quarter-end. The amount reflected in this table is consistent with the currently fixed interest rate applicable to the Company’s Total Leverage Ratio as of September 30, 2023. Please see Note 10 to our Annual Financial Statements and Note 6 to our Quarterly Financial Statements for further discussion of the interest rate applicable to the Exit Second Lien Term Loans.

Exit Second Lien Term Loans

On the Effective Date, we entered into that certain second lien term loan credit agreement (as amended pursuant to that certain Amendment No. 1 to Second Lien Credit Agreement and Amendment No. 1 to the Effective Date Junior Lien Intercreditor Agreement, dated December 22, 2021, as further amended pursuant to that certain Second Amendment to Second Lien Credit Agreement, dated June 6, 2022, and as further amended, restated, amended and restated, supplemented or otherwise modified from time to time, the “Second Lien Credit Agreement”), with Hornbeck Offshore Services, LLC, as co-borrower, Wilmington Trust, National Association, as administrative agent and collateral agent, and the lenders from time to time party thereto. The initial aggregate principal amount of the initial term loans under the Second Lien Credit Agreement were $287,577,193.66.

The Exit Second Lien Term Loans mature in March 2026 and the borrowings bear interest at a cash interest only rate or, until September 4, 2023, a cash interest plus paid-in-kind (“PIK”) rate, at the Company’s option, as follows:

•

From the Effective Date and until September 4, 2022, at (i) a cash interest only rate of 9.25% per annum or (ii) a cash interest plus PIK rate, comprised of 1.00% per annum cash interest plus 9.50% per annum PIK interest;

•

From September 4, 2022 and until September 4, 2023, at (i) a cash interest only rate of 10.25% per annum or (ii) a cash interest plus PIK rate, comprised of 2.50% per annum cash interest plus 9.00% per annum PIK interest; and

•

From and after September 4, 2023, (i) if the total leverage ratio is greater than or equal to 3:00 to 1:00, then at a cash interest only rate of 10.25% per annum and (ii) if the total leverage ratio is less than 3:00 to 1:00, then at a cash interest only rate of 8.25% per annum.

In the second quarter of 2023, we elected to stop accruing payment-in-kind interest and began cash paying the interest on the Exit Second Lien Term Loans. Effective September 4, 2023, the Exit Second Lien Term Loans converted to full cash-pay obligations with an annual interest rate of 8.25% based on our prevailing Total Leverage Ratio, which was below 3.0.

As of September 30, 2023, we had $349.0 million in outstanding principal amount of Exit Second Lien Term Loans (including accumulated PIK interest) under the Second Lien Credit Agreement. Total interest

CONFIDENTIAL TREATMENT REQUESTED BY

PURSUANT TO 17 C.F.R. SECTION 200.83

expense relating to the Exit Second Lien Term Loans, including PIK interest, amortization and write off of debt issuance costs and unutilized commitment fees, for the nine months ended September 30, 2023 and the years ended December 31, 2022 and 2021 was $26.6 million, $35.4 million and $32.6 million, respectively.

Replacement First Lien Term Loans

On the Effective Date, we entered into that certain first lien term loan credit agreement (as amended and restated pursuant to that certain Amendment No. 1 to First Lien Credit Agreement and Amendment No. 1 to the Effective Date Junior Lien Intercreditor Agreement, dated December 22, 2021, as further amended pursuant to that certain First Amendment to Restated First Lien Credit Agreement, dated June 6, 2022, as further amended pursuant to that certain Interest Rate Replacement Index Agreement and Second Amendment to First Lien Credit Agreement, dated July 27, 2023, and as further amended, restated, amended and restated, supplemented or otherwise modified from time to time, the “First Lien Credit Agreement”), with Hornbeck Offshore Services, LLC, as co-borrower, Wilmington Trust, National Association, as administrative agent and collateral agent, and the lenders from time to time party thereto. The initial aggregate principal amount of the initial term loans under the First Lien Credit Agreement (the “Existing Initial Term Loans”) were $18,654,713.86. In connection with the First Lien Credit Agreement, certain lenders agreed to make additional first lien term loans in an aggregate principal amount of $37,500,000 and delayed draw term loans in an aggregate principal amount of $37,500,000, the proceeds of which were applied to, among other things, repay in full the outstanding principal amount of the Existing Initial Term Loans.

On August 31, 2023, we repaid the full $68.7 million outstanding principal balance of the Replacement First Lien Term Loans and terminated the First Lien Credit Agreement. As a result, the Company incurred a $1.2 million loss on early extinguishment of debt; most of which related to the write-off of deferred issuance costs and original issue discount.

Capital Expenditures

The following table summarizes the costs incurred for the purposes set forth below for the nine months ended September 30, 2023 and 2022, for the years ended December 31, 2022 and 2021, for the period from September 5, 2020 to December 31, 2020 (Successor) and for the period from January 1, 2020 to September 4, 2020 (Predecessor) (in thousands):

	Successor					Predecessor
	Nine Months Ended September 30, 2023	Nine Months Ended September 30, 2022	Year Ended December 31, 2022	Year Ended December 31, 2021	Period from September 5, 2020 through December 31, 2020	Period from January 1, 2020 through September 4, 2020
Capital Expenditures:
Growth Capital Expenditures(1)(2)
ECO Acquisitions #1	$27,256	$48,742	$60,848	$—	$—	$—
ECO Acquisitions #2	43,502	—	—	—	—	—
MPSV newbuild program	—	—	—	—	—	—
MARAD acquisition	8,498	43,704	55,199	—	—	—
OSV Newbuild Program #5	—	—	—	—	7	783

	79,256	92,446	116,047	—	7	783

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	Successor					Predecessor
	Nine Months Ended September 30, 2023	Nine Months Ended September 30, 2022	Year Ended December 31, 2022	Year Ended December 31, 2021	Period from September 5, 2020 through December 31, 2020	Period from January 1, 2020 through September 4, 2020
Maintenance Capital Expenditures
Deferred drydocking charges	20,939	16,118	19,114	14,113	86	9,304
Maintenance capital improvements	5,318	3,617	3,762	3,826	677	264

	26,257	19,735	22,876	17,939	763	9,568

Commercial Capital Expenditures(2)	27,183	7,719	10,945	2,755	227	3,310
Non-vessel Capital Expenditures	983	1,101	1,328	688	—	88

Total	$133,679	$121,001	$151,196	$21,382	$997	$13,749

(1)	Includes the purchase price of constructed or acquired vessels, plus the costs incurred to place such vessels into active service, as necessary.
(2)	Amounts include associated capitalized interest, as applicable.

Growth Capital Expenditures

Growth capital expenditures are expenditures undertaken by the Company to expand our fleet of vessels through acquisition or newbuild construction. Growth capital expenditures typically include the purchase price of acquired vessels, as well as the costs incurred to ready such vessels for active service, and the construction costs of newbuild vessels, inclusive of capitalized interest.

On January 10, 2022, the Company entered into definitive vessel purchase agreements with certain affiliates of ECO to acquire up to ten high-spec, 280 class DP-2 OSVs for an aggregate price of $130.0 million. In November 2022, ECO exercised an option to terminate the vessel purchase agreements relating to the last four vessels. ECO refunded initial deposits of $1.5 million in the aggregate and paid an additional amount equal to such deposits as a termination fee. After accounting for such terminations and certain purchase price adjustments, the aggregate purchase price for the ECO Acquisitions #1 was $82.4 million. Pursuant to the purchase agreements, final payment and the transfer of ownership of each of the vessels occurred on the date of delivery and acceptance for such vessel following the completion of reactivation and regulatory drydockings by ECO. The Company took delivery of the first four vessels between May and December 2022. The Company took delivery of the remaining two vessels from ECO in April and August 2023, respectively.

As of September 30, 2023, the Company had paid $82.2 million on the original purchase price and $1.7 million in purchase price adjustments associated with discretionary enhancements of the ECO Acquisitions #1 vessels, prior to the effect of the $1.5 million termination fee paid by ECO. In addition, the Company had incurred $4.2 million of costs associated with additional outfitting of the six vessels through the third quarter of 2023. The Company expects to incur an additional $0.6 million related to post-closing modifications of the sixth vessel during the fourth quarter of 2023.

On February 4, 2022, the Company completed the acquisition of three high-spec OSVs from the U.S. Department of Transportation’s Maritime Administration, or MARAD, for an aggregate price of $37.2 million. All three vessels are U.S.-flagged, Jones Act-qualified, 280 class DP-2 OSVs with cargo-carrying capacities of circa 4,500 DWT. In September 2022, the Company placed two of these vessels into service for immediate time

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charters in the U.S. GoM. Since taking physical delivery of the vessels from MARAD, and as of September 30, 2023, the Company has incurred approximately $26.5 million for the reactivation and regulatory drydockings of all three vessels. The Company has also contracted with a U.S. shipyard to convert the third vessel into a dual-use SOV/flotel as discussed below under “—Commercial Capital Expenditures.”

On December 22, 2022, the Company executed a controlling purchase agreement with Nautical. Pursuant to the controlling purchase agreement, the Company subsequently entered into separate, individual vessel purchase agreements to acquire six high-spec OSVs from Nautical for $17.0 million per vessel. The Nautical vessels are U.S.-flagged, Jones Act-qualified, 280 class DP-2 OSVs with cargo-carrying capacities of circa 4,750 DWT. Nautical is required to complete regulatory drydocking and reactivation activities for each vessel prior to closing. Payment of 10% of the purchase price for each vessel has been paid upon arrival of such vessel to the shipyard and the remaining 90% has been or will be paid at closing and delivery of each vessel. The closing of the vessel purchases has occurred or will occur one at a time in serial deliveries and is expected to be completed by December 31, 2023, but due to supply chain constraints such deliveries could extend into early 2024. In addition to the aggregate purchase price of $102.0 million, the Company expects to incur an additional $9.3 million related to the outfitting and discretionary enhancement of these six vessels.

During the third quarter of 2023, the Company took delivery of the first two vessels and paid $15.3 million each for the remaining 90% of the original purchase price and $0.2 million per vessel for purchase price adjustments related to discretionary enhancements completed in the shipyard by Nautical. As of September 30, 2023, the Company had paid $40.8 million toward the original purchase price and $0.4 million in purchase price adjustments associated with discretionary enhancements for the ECO Acquisitions #2 vessels. In addition, the Company had incurred $2.3 million of costs associated with additional outfitting of the six vessels through the third quarter of 2023.

In October 2023, the Company took delivery of the third vessel and paid $15.3 million for the remaining 90% of the original purchase price and $0.1 million for purchase price adjustments related to discretionary enhancements. As of October 31, 2023, the Company expected to incur the remaining purchase price of $45.9 million and $6.9 million related to additional outfitting and discretionary enhancements during the fourth quarter of 2023 with respect to the one vessel delivered in November 2023 and assuming the remaining two vessels are delivered by December 31, 2023.

In October 2023, the Company entered into a final settlement agreement with the Surety and Gulf Island. Pursuant to the settlement agreement, Gulf Island released all claims asserted against the Company and the Company released its claims against Gulf Island and the Surety. Further, the Surety agreed to take over and complete the construction of the two U.S.-flagged, Jones Act-qualified, HOS 400 class MPSVs at a shipyard acceptable to the Company. The Company is obligated to pay only the remaining portion of the original shipyard contract price for the two MPSVs, which amounts to $53.8 million in the aggregate. The Surety is required to cure all defaults of Gulf Island and pay all completion costs in excess of the $53.8 million remaining contract price, excluding approved change orders. The Company expects to incur an additional $30.0 million in the aggregate for discretionary enhancements to add secondary cranes to both vessels. Pursuant to the settlement, the Surety is required to deliver both MPSVs in 2025.

Maintenance Capital Expenditures

Maintenance capital expenditures consist of deferred drydocking charges, which are capitalized to Deferred Charges on the consolidated balance sheet, and maintenance capital improvements, which are capitalized to Property, Plant and Equipment on the consolidated balance sheet.

Our vessels are required by regulation to be recertified after certain periods of time. These recertification costs are incurred while the vessel is in drydock where other routine repairs and maintenance are performed and, at times, major replacements and improvements are performed. We expense routine repairs and maintenance as

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they are incurred. We elect to defer and amortize recertification costs, or deferred drydocking charges, over the length of time that the recertification is expected to last, which is generally 30 months on average. Deferred drydocking charges vary year-to-year depending on the number of vessels with expiring certifications in a given year. The Company completed 16, 14, and five recertification drydockings in 2022, 2021 and 2020, respectively, and has completed 13 recertification drydockings through the nine months ended September 30, 2023. The Company plans to commence nine additional recertification drydockings during the fourth quarter of 2023, with six of the drydockings expected to be completed by December 31, 2023.

Maintenance capital improvements include major replacements of or improvements to vessel systems, structures and equipment to enhance operability or extend the vessel’s useful life. The costs of such improvements are typically capitalized and depreciated over the vessel’s remaining useful life. Variability in maintenance capital improvements year-to-year is primarily driven by the number of required recertification drydockings in a given year as the Company utilizes the downtime during the planned shipyard event as an opportunity to complete the discretionary vessel improvements.

Commercial Capital Expenditures

Commercial capital expenditures represent vessel-related expenditures incurred to retrofit, convert or modify a vessel’s systems, structures or equipment to enhance functional capabilities and improve marketability or to meet certain commercial requirements. Examples of commercial capital expenditures include the addition of cranes, ROVs, helidecks, living quarters, and other specialized vessel equipment. Recovery of the related costs are typically included in and offset, in whole or in part, by higher dayrates charged to customers in a lump sum payment or over time. Commercial capital expenditures for improvements that are intended to be permanent to the vessel are typically capitalized and depreciated over the vessel’s remaining useful life. Modifications or improvements of a temporary nature that are completed for a specific commercial contract are deferred as a direct contract cost and amortized over the term of such contract.

In July 2023, the Company announced that it had contracted Eastern Shipbuilding Group, Inc. to convert one of its U.S.-flagged, Jones Act-qualified, HOSMAX 280 class DP-2 OSVs acquired from MARAD into a dual-use SOV/flotel to meet the growing demand of the U.S. offshore wind market, as well as to serve the demands of the petro-energy flotel market. The Company has incurred $17.8 million, excluding capitalized interest, through September 30, 2023 and expects to spend an additional $59.0 million for the SOV/flotel conversion, which is currently expected to be completed by mid-year 2025.

Non-Vessel Capital Expenditures

Non-vessel capital expenditures primarily relate to fixed asset additions or improvements related to our port facility, office locations, information technology, non-vessel property, plant and equipment or other shoreside support initiatives.

Critical Accounting Estimates

Our Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States. In many cases, the accounting treatment of a particular transaction is specifically dictated by GAAP. In other circumstances, we are required to make estimates, judgments and assumptions that we believe are reasonable based upon available information. We base our estimates and judgments on historical experience and various other factors that we believe are reasonable based upon the information available. Actual results may differ from these estimates under different assumptions and conditions. We believe the following significant accounting policies, discussed further in the notes to our consolidated Financial Statements, involve estimates that are inherently more subjective.

Revenue Recognition. The services that are provided by the Company represent a single performance obligation under its contracts that are satisfied at a point in time or over time. Revenues are earned primarily by

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(1) chartering the Company’s vessels, including the operation of such vessels, (2) providing vessel management services to third party vessel owners, and (3) providing shore-based port facility services, including rental of land. Revenues associated with performance obligations satisfied over time are recognized on a daily basis throughout the contract period.

Typically, our application of ASC 606, Revenue from Contracts with Customers does not require significant judgment as the vast majority of our contracts provide a specific daily rate as the transaction price for each day of service provided for our customers’ benefit. Occasionally, we are required to apply judgment in the determination and allocation of the transaction price over the performance period of our vessel charters in circumstances when the contract contains multiple daily rates or includes a lump-sum payment from the customer for certain activities such as vessel mobilizations, demobilizations or modifications. Should our judgments and estimates regarding the transaction price, representing the amount of consideration to which we expect to be entitled for services transferred to the customer, and the performance period, representing the period over which our performance obligation will be satisfied, change during the term of a contract, it could have a material effect on our results of operations for the applicable periods. The Company has not incurred a material adjustment to revenues as a result of changes in its estimates and assumptions associated with customer contracts during the nine months ended September 30, 2023 or during the years ended December 31, 2022, 2021 or 2020. Please see further discussion regarding revenues generated from contracts with customers in Note 4 to our Annual Financial Statements and Note 3 to our Quarterly Financial Statements.

Allowance for Doubtful Accounts. Our customers are primarily national oil companies, major and independent, domestic and international, oil and gas and oilfield service companies. Our customers are granted credit on a short-term basis and related credit risks are considered minimal. We usually do not require collateral. We provide an estimate for uncollectible accounts based primarily on management’s judgment. Management uses the relative age of receivable balances, historical losses, current economic conditions and individual evaluations of each customer to make adjustments to the allowance for doubtful accounts. Our historical losses have not been significant. However, because amounts due from individual customers can be significant, future adjustments to the allowance can be material if one or more individual customer’s balances are deemed uncollectible.

Liability-Classified Warrants. Common stock warrants are accounted for as either equity instruments or liabilities depending on the specific terms of the applicable warrant agreement. The Company’s outstanding Creditor Warrants are currently classified as liabilities pursuant to ASC 815, Derivatives and Hedging. Warrants that are classified as liabilities are recorded at their estimated fair value on a recurring basis at each balance sheet date. To estimate the fair value of the Creditor Warrants, the Company, assisted by third-party valuation advisors, uses a Black-Scholes model, which utilizes the following input assumptions at the applicable valuation date: (i) the current estimated fair value of the underlying common stock based on a controlling interest equity valuation, (ii) the exercise price, (iii) the contractual expiry term, (iv) an estimated equity volatility based on the historical asset and equity volatilities of comparable publicly traded companies, (v) a term-matched risk-free rate based on the U.S. Treasury separate trading of registered interest and principal securities (STRIPS) yield, and (vi) an expected dividend yield. The Company’s third-party valuation advisors estimate the fair value of the underlying common stock using the income approach and the market approach with each equally weighted. The income approach involves the use of various judgmental assumptions including the use of prospective financial information, the weighted average cost of capital and the estimated terminal value of the Company. The fair value of the Creditor Warrants falls within Level 3 of the hierarchy as there is currently no active trading market and certain inputs of the Black-Scholes model are not observable or corroborated by available market data. Based on the lack of trading history of our privately-held equity, the Company currently considers the estimated fair value of its common stock to be the most critical assumption in the determination of the fair value of the Creditor Warrants. As of September 30, 2023 and December 31, 2022, every one-dollar change in the estimated fair value per share of the underlying common stock would have an approximate $1.5 million impact on the estimated fair value of the Creditor Warrants.

Changes in the estimated fair value of our liability-classified warrants are recognized as a non-cash gain or loss on the consolidated statements of operations. All outstanding warrants are reassessed each reporting period

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to determine whether their classification continues to be appropriate. Please see further discussion of the inputs and assumptions related to the fair value estimates of our liability-classified warrants in Note 11 to our Annual Financial Statements and Note 7 to our Quarterly Financial Statements.

Stock-Based Compensation Expense. Stock-based compensation awards are accounted for in accordance with ASC 718, Compensation – Stock Compensation, which requires all share-based payments to the Company’s employees and directors to be recognized in the consolidated financial statements based on their fair values. The fair value of the underlying common stock is based upon a valuation of the Company’s equity developed with the assistance of third-party valuation experts using a combination of income and market approaches as of the appropriate measurement date. The Company recognizes compensation expense on a straight-line basis over the applicable vesting period of stock-based awards that are ultimately expected to vest. Forfeitures are recognized during the period in which they actually occur. Please see further discussion regarding our stock-based compensation in Note 12 to our Annual Financial Statements and Note 8 to our Quarterly Financial Statements.

Income Taxes. We follow accounting standards for income taxes that require the use of the liability method of computing deferred income taxes. Under this method, deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of our assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The assessment of the realization of deferred tax assets, particularly those related to NOL carryforwards and foreign tax credit, or FTC, carryforwards, is based on the weight of all available evidence, both positive and negative, including future reversals of deferred tax liabilities. Due to a cumulative three-year book loss, ASC 740 precludes us from using projected operating results in determining the realization of deferred tax assets. We are using the existing taxable temporary differences that will reverse and create taxable income in the future to determine the realizability of these NOL and FTC carryforwards. We have valuation allowances of $246.4 million and $272.1 million recorded against our deferred tax assets as of December 31, 2022 and 2021, respectively. Such valuation allowances were established because we determined that it was more likely than not such NOL and FTC carryforwards may not be fully utilized prior to their expiration. In addition, each reporting period, we assess and adjust for any significant changes to our liability for unrecognized income tax benefits. We account for any interest and penalties relating to uncertain tax positions in G&A expenses. We have made an accounting policy election to account for global intangible low-taxed income, or GILTI, in the year the tax is incurred. Please see further discussion regarding income taxes in Note 14 to our Annual Financial Statements and Note 9 to our Quarterly Financial Statements.

Legal Contingencies. We are involved in a variety of claims, lawsuits, investigations and proceedings, as described in Notes 7 and 16 to our Annual Financial Statements. We determine whether an estimated loss from a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. We assess our potential liability by analyzing our litigation and regulatory matters using available information. We develop our views on estimated losses in consultation with outside counsel handling our defense in these matters, which involves an analysis of potential results, assuming a combination of litigation and settlement strategies. Should developments in any of these matters cause a change in our determination such that we expect an unfavorable outcome and result in the need to recognize a material accrual, or should any of these matters result in a final adverse judgment or be settled for a significant amount, they could have a material adverse effect on our results of operations in the period or periods in which such change in determination, judgment or settlement occurs.

Recertification Costs. Our vessels are required by regulation to be recertified after certain periods of time. These recertification costs are incurred while the vessel is in drydock where other routine repairs and maintenance are performed and, at times, major replacements and improvements are performed. We expense routine repairs and maintenance as they are incurred. Recertification costs can be accounted for under GAAP in one of two ways: (1) defer and amortize or (2) expense as incurred. We defer and amortize recertification costs over the length of time that the recertification is expected to last, which is generally 30 months on average. Major replacements and improvements, which extend the vessel’s useful life or increase its functional operating

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capability, are capitalized and depreciated over the vessel’s remaining useful life. Inherent in this process are judgments we make regarding whether the specific cost incurred is capitalizable and the period that the incurred cost will benefit. In 2022, 2021 and 2020, we incurred deferred drydocking costs totaling $19.1 million, $14.1 million and $9.4 million, respectively. For the nine months ended September 30, 2023, we incurred $20.9 million in deferred drydocking costs. A change in policy from defer and amortize to expense as incurred could materially impact our results of operations in future periods.

Quantitative and Qualitative Disclosures About Market Risk

Market risk refers to the potential losses arising from changes in interest rates, foreign currency fluctuations and exchange rates, equity prices and commodity prices including the correlation among these factors and their volatility. We are primarily exposed to interest rate risk and foreign currency fluctuations and exchange risk.

Interest Rate Risk

Our Exit Second Lien Term Loans currently bear interest at a fixed interest rate of 8.25% based on the Company’s Total Leverage Ratio pursuant to the Second Lien Credit Agreement. Accordingly, changes in market interest rates would not have a material impact on our results of operations and cash flows. See “Description of Other Indebtedness.”

Foreign Exchange Risk

Our financial instruments that can be affected by foreign currency exchange rate fluctuations consist primarily of cash and cash equivalents, trade receivables, trade payables and intercompany debt denominated in currencies other than the U.S. dollar or the functional currency of certain of the Company’s consolidated subsidiaries. We may in the future enter into spot and forward derivative financial instruments as a hedge against foreign currency denominated assets and liabilities, currency commitments, or to lock in desired interest rates. Spot derivative financial instruments are short-term in nature and settle within two business days. The fair value of spot derivatives approximates the carrying value due to the short-term nature of these instruments, and as a result, no gains or losses are recognized. The accounting for gains or losses on forward contracts is dependent on the nature of the risk being hedged and the effectiveness of the hedge. We had no derivative instruments as of September 30, 2023 or December 31, 2022.

Other

Due to our international operations, we are exposed to foreign currency exchange rate fluctuations and exchange rate risks on all charter hire contracts denominated in foreign currencies. For some of our international contracts, a portion of the revenue and local expenses may be incurred in local currencies with the result that we are at risk of changes in the exchange rates between the U.S. dollar and foreign currencies. We generally do not hedge against any foreign currency rate fluctuations associated with foreign currency contracts that arise in the normal course of business, which exposes us to the risk of exchange rate losses. To minimize the financial impact of these items we attempt to contract a significant majority of our services in U.S. dollars. In addition, we attempt to minimize the financial impact of these risks by matching the currency of our operating costs with the currency of the revenue streams when considered appropriate. We continually monitor the currency exchange risks associated with all contracts not denominated in U.S. dollars.

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BUSINESS

Company Overview

Hornbeck is a leading provider of marine transportation services to customers in the offshore oilfield market and diversified non-oilfield markets, including military support services, renewable energy development and other non-oilfield service offerings. Since our founding more than 26 years ago, we have focused on providing innovative, technologically advanced marine solutions to meet the evolving needs of our customers across our core geographic regions covering the United States and Latin America. Our team brings substantial industry expertise built through decades of experience and has leveraged that knowledge to amass what we believe is one of the largest, highest specification fleets of OSVs and MPSVs in the industry. Approximately 75% of our total fleet consists of high-spec or ultra high-spec vessels, and we believe we have the number one ultra high-spec market position in the U.S., and the third largest fleet of high-spec and ultra high-spec OSVs in the world, measured by DWT capacity. We own a fleet of 75 multi-class OSVs and MPSVs, 58 of which are U.S. Jones Act-qualified vessels. Our Jones Act-qualified high-spec and ultra high-spec OSVs account for approximately 26% of the total industry supply of such vessels. We opportunistically expand our fleet into new, high-growth, cabotage-protected markets from time to time to enhance our fleet offerings to customers. Our mission is to be recognized as the energy industry’s marine transportation and service Company of Choice® for our customers, employees and investors through innovative, high-quality, value-added business solutions delivered with enthusiasm, integrity and professionalism with the utmost regard for the safety of individuals and the protection of the environment.

Our fleet of 60 OSVs primarily provides transportation of equipment, materials and supplies to offshore drilling rigs, production platforms, subsea construction projects and other non-oilfield applications. Increasingly, given their versatility, our OSVs are being deployed in a variety of non-oilfield applications including military support services, renewable energy development for offshore wind, humanitarian aid and disaster relief, aerospace and telecommunications. Our OSVs differ from other marine service vessels in that they provide increased cargo-carrying flexibility and capacity that can transport large quantities of deck cargoes as well as various liquid and dry bulk cargoes in below deck tanks providing flexibility for a variety of jobs. Moreover, our OSVs are outfitted with advanced technologies, including dynamic positioning capabilities, which allows each vessel to safely interface with another offshore vessel, exploration and production facility or an offshore asset by maintaining an absolute or relative position when performing its work.

Our fleet of 15 MPSVs provides commissioning and decommissioning support services, asset construction capabilities, recurring inspection, repair and maintenance services and flotel accommodations. The vessels primarily serve the oil and gas market, with capabilities including the installation of oilfield wellheads, risers, umbilicals, and other equipment placed on the seafloor and other floating production facilities. Further, these vessels are capable of supporting a variety of other non-oilfield offshore infrastructure projects, including the development of offshore windfarms, by providing the equipment and capabilities to support the installation and maintenance of wind turbines and platforms. Because of our ability to serve a diverse set of end markets, MPSV operations are typically less directly linked with the number of active drilling rigs in operation and are therefore less cyclical. Our high- and ultra high-spec OSVs can be contracted alongside our MPSVs on major projects, providing operating efficiencies and pull-through revenue. Most of our MPSVs have one or more deepwater cranes fitted on the deck, deploy one or more ROVs to support subsea work, and have an installed helideck to facilitate the on-/off-boarding of specialist service providers and personnel. MPSVs can also be outfitted as flotels to provide accommodations, offices, catering, laundry, medical, and recreational facilities to large numbers of offshore workers for the duration of a project. When configured as flotels, our MPSVs have capacities to house up to 245 workers for major installation, maintenance and overhaul projects. Based on overall length and total lifting capacity, the two HOS 400 class MPSVs that are currently under construction are expected to be the largest Jones Act-qualified MPSVs in the market and will have additional capabilities due to their size and sophistication. We are also in the process of converting one of our U.S.-flagged, HOSMAX 280 class OSVs into a dual-use SOV/flotel, which will be capable of providing SOV services to the U.S. offshore wind market. In addition to the services performed by our existing fleet of MPSVs, these three vessels will be equipped with systems that we expect will make them suitable for complex services, including light well intervention and offshore wind farm development, that require larger or more versatile vessels than the fleet of MPSVs currently available in the U.S. market. We expect these three MPSVs to be delivered and placed into active service in 2025.

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Our ability to reconfigure or modify vessels in our fleet to meet evolving industry demands and the needs of our customers is critical to our success. This enables us to reconfigure stacked OSVs to service non-oilfield service customers. As offshore activities expand in scope and become increasingly more complex, the demand for high specification, fit-for-purpose equipment and service capabilities has accelerated, creating disproportionate competitive advantages for companies able to adapt vessels and offerings quickly to respond to changing customer needs.

With an average of over 37 years of experience in the marine transportation and service industry and having worked together at Hornbeck for over 20 years, our senior management team has the depth of experience necessary to successfully compete in the offshore vessel business. We have tremendous confidence that both our team and our strategy have been organized in a manner that best positions our Company to effectively execute in this dynamic and demanding operating environment.

Hornbeck owns and operates what we believe is one of the highest specification, most technologically advanced fleets of OSVs and MPSVs in the industry. Our fleet of 75 vessels primarily operates across our core geographic markets of the United States and Latin America. We predominantly serve our oilfield customers in the U.S. GoM, the Caribbean, Northern South America and Brazil, while our vessels primarily serve our non-oilfield customers from the East and West Coasts of the United States and in the U.S. GoM. We operate our Mexican-flagged vessels across the Caribbean and Northern South America when not operated in Mexico, as well as in other international markets, utilizing a highly-skilled workforce of Mexican mariners that have been trained in our safety systems and culture. A map illustrating our core geographic markets as of October 31, 2023 is below:

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Our Competitive Strengths

Leading presence in the United States and Latin America

Hornbeck was established in 1997 and has one of the most capable and high-spec fleets of vessels in the industry. Based on data provided by S&P Global Commodity Insights by S&P Global Inc., and compiled by the Company, we believe that our fleet of 41 high-spec and ultra high-spec OSVs, totaling 217,184 in DWT capacity, represents 6.9% of the 3,169,468 total DWT of such vessels in the world, making Hornbeck the third largest fleet out of 163 companies that own and operate high-spec and ultra high-spec OSVs worldwide. Furthermore, we believe that our fleet of 16 U.S.-flagged ultra high-spec OSVs, totaling 99,026 in DWT capacity, represents the largest fleet of such vessels in the GoM measured by DWT capacity. Additionally, we are one of the top operators of OSVs, based on DWT, in each of our two core geographic markets, which include 2,041,794 DWT and constitute 39.8% of the global supply of 5,126,550 DWT. Our 46 U.S.-flagged OSVs, totaling 206,806 in DWT capacity, comprise the second largest fleet of technologically advanced, OSVs qualified for work in the U.S. GoM under the Jones Act. As of October 31, 2023, our active fleet of OSVs and MPSVs consisted of (i) 18 U.S.-flagged OSVs and seven MPSVs in the U.S. GoM, (ii) four OSVs and one MPSV in the U.S. Atlantic, (iii) one OSV and two MPSVs in the U.S. Pacific, (iv) five OSVs in offshore Brazil, (v) four OSVs and one MPSV in the Caribbean and Northern South America and (vi) one OSV in offshore Africa. We believe that having scale in our core markets with the flexibility to transfer vessels among regions benefits our customers and provides us with operating efficiencies.

Large and diverse fleet of technologically advanced high-spec vessels

Over the past 26 years, we have assembled a multi-class fleet of 60 OSVs and 15 MPSVs. Since 2014, we have focused on expanding our line of high-spec and ultra high-spec vessels, increasing our fleet of such vessels from 41% of our fleet in 2014 to 75% of our fleet in 2023. These high-spec and ultra high-spec vessels incorporate sophisticated technologies, are designed specifically to operate safely in complex and challenging environments and are equipped with specialty equipment and other features to respond to the needs of our customers through the project development and operation lifecycle. These technologies include dynamic positioning, roll reduction systems and controllable pitch thrusters, which allow our vessels to maintain position with minimal variance, and our cargo handling systems, which permit high volume transfer rates of liquid mud and dry bulk materials. In addition, we are able to outfit our vessels with specialty equipment and certain features as needed for specific projects. The greater fuel efficiency, larger carrying capacity size, advanced mud-handling systems and other high-spec features that reduce project downtime create a compelling value proposition. As a result, we believe that we earn higher average day-rates when compared to our competitors. According to industry data from Fearnley Offshore Supply, our average dayrates were 58%, 87%, and 48% higher than those of comparably sized vessels owned by other operators in 2021, 2022, and the nine months ended September 30, 2023, respectively.

Strong market position due to qualification under the Jones Act and favorable sector tailwinds

As a leader in marine transportation services to the offshore oilfield industry, we believe Hornbeck is well-positioned to capitalize on favorable industry conditions for significant growth opportunities, particularly in offshore wind development and support services to the U.S. military on the East and West Coasts of the United States. The United States has strict cabotage laws that provide some insulation from foreign sources of competition. In addition, the U.S. high-spec and ultra high-spec vessel supply is highly restricted with long lead times for new construction. High newbuild costs result in unfavorable economics for newbuilds, which is exacerbated by limited pools of available capital to make investments into new fleet construction. We believe our reputation for high-quality, safe and reliable operations, complex problem solving, operational flexibility, and world-class vessels allows Hornbeck to compete effectively for and retain qualified mariners, which positions Hornbeck for long-term sustainable growth in a tight labor market. In addition, our robust offering of services, ranging from initial construction to decommissioning, has allowed us to compete effectively and remain a trusted service provider for active offshore companies as well as the U.S. military.

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Successful track record of strategic vessel acquisitions

We have built our fleet through a combination of new builds and strategic acquisitions from other operators. Our management team’s extensive naval architecture, marine engineering and shipyard experience has enabled us to quickly integrate newly acquired vessels into our fleet and retrofit them to meet our quality standards and customer needs cost-effectively. From time to time, we consider opportunistic acquisitions of single vessels, vessel fleets, and businesses that strategically complement our existing operations to enable us to grow our business and better serve our customers. Since 2017, we have successfully completed and have agreements to acquire 19 vessels, 12 of which are currently operating as part of our high-spec fleet and seven of which are yet to be placed in service or delivered.

Diversified service offerings and customer markets provide stability to cash flows

We have well-established relationships with leading oilfield and non-oilfield companies and the U.S. government and believe such relationships are in part maintained because of our diversified service offerings in the oilfield and non-oilfield customer markets. Our diversified service offerings allow us to pivot based on our customers’ needs and gives our customers confidence to commit to longer-term contracts for our services, which provides us with cash flow stability. Additionally, these large, integrated customers are financially stable and can better withstand economic or market downturns in a volatile market, and we believe maintaining relationships with these customers will ultimately result in better visibility to vessel utilization and greater liquidity for us in the future.

Experienced management team with proven track record

Our founder-led executive management team has an average of over 37 years of domestic and international marine transportation industry-related experience and has worked together at the Company for over 20 years. Our team is comprised of individuals with extensive, global experience with backgrounds across many diverse fields including engineering, project management, military service, finance, accounting and corporate leadership. We believe that our team has successfully demonstrated its ability to grow our fleet through new construction and strategic acquisitions and to secure profitable contracts for our vessels in both favorable and unfavorable market conditions in domestic and foreign markets.

Attractive growth opportunities

Our fleet of technologically advanced high-spec and ultra high-spec vessels is increasingly being deployed to serve the accelerating needs of the U.S. Military, renewable energy, and aerospace industries. These high-growth markets require U.S.-flagged Jones Act-qualified vessels, which can be custom tailored to address a broad spectrum of services. For these applications, our vessels are typically contracted for greater than three years, providing a counter-balance to cyclicality experienced in our oilfield segments.

Our Strategy

Leverage our geographic presence in the United States and Latin America and grow industry leading service capabilities

We have strategically chosen to focus our efforts in two core geographic markets, the United States and Latin America. While the U.S. GoM will continue to be a priority for us, in recent years we expanded our presence in each of the Mexico GoM, the East and West Coasts of the United States, the Caribbean, Northern South America and Brazil as we anticipate long-term growth in those markets. Given the relative proximity of these markets, we are able to readily move such vessels among them to retain flexibility to relocate those vessels back to U.S. GoM. We believe this will allow us to conduct a more thorough on-going alternative analysis for vessel deployments among such markets and, thus, better manage our portfolio of contracts to enhance dayrates and utilization over time as contracting opportunities arise. Our Jones Act-qualified high-spec and ultra high-spec OSVs account for approximately 26% of the total industry supply of such vessels. Our vessels have been adapted to operate in a range of oilfield specialty configurations, including flotel services, extended-reach well testing,

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seismic, deepwater well stimulation, other enhanced oil recovery activities, high pressure pumping, deep-well mooring, ROV support, subsea construction, installation, IRM work and decommissioning services. We are also growing our diverse non-oilfield specialty services, such as military applications, offshore wind farms, oceanographic research, telecommunications, and aerospace projects.

Pursue differentiated customer offerings to optimize utilization and free cash flow generation

We seek to balance and diversify our service offerings to customers, to optimize our vessel utilization and stabilize our free cash flow generation. For example, in addition to our long-term charters in oilfield services and with military and renewable energy customers that contribute to contracted backlog and provide utilization stability, we also seek out short-term charters such as spot oilfield services that typically have higher dayrates. This contracting strategy balances our financial profile between longer-term charters and the flexibility to capture current market dayrates for a portion of our fleet. Our current contracting approach allows us to consistently perform well against our OSV peers when comparing average OSV dayrates and gross margins. The flexibility of our vessel capabilities is designed to optimize our utilization and allows us to pivot in response to market conditions and customer needs, which can lead to more stable free cash flow generation.

Apply existing, and develop new, technologies to meet our customers’ vessel needs and expand our fleet offerings

Our in-house engineering team has been instrumental in applying existing, and developing new, technologies that meet our customers’ vessel needs and provide us with the opportunity to enter new customer markets. For instance, our OSVs and MPSVs are designed to meet the higher capacity and performance needs of our oilfield clients’ increasingly complex drilling and production programs and the diverse needs of our U.S. military, renewable energy and humanitarian aid and disaster relief customers. Further, we are able to reconfigure or retrofit existing assets with existing or new technology to participate in new customer markets such as offshore wind, aerospace and telecommunications. Specifically, we are currently deploying capital to upgrade certain of our vessels to dual service capabilities to better service the oilfield services market as well as the emerging offshore wind market. We remain committed to applying existing and developing new technologies to maintain a technologically advanced fleet that will enable us to continue to provide a high level of customer service and meet the developing needs of our customers.

Focus on selective acquisitions that are strategically and financially accretive

We seek to opportunistically grow our fleet through strategic and financially accretive acquisitions. Our screening criteria focuses on expanding the depth and breadth of our fleet mix as well as diversifying service offerings in our core markets. From time to time, we consider opportunistic acquisitions of single vessels, vessel fleets, and businesses that strategically complement our existing operations to enable us to grow our business and better serve our customers. For example, we recently entered into definitive vessel purchase agreements to acquire 12 high-spec OSVs, which we refer to as the ECO Acquisitions.

Maintain a conservative balance sheet, disciplined growth, and robust free cash flow generation through cycles

We adhere to financial principles designed to maintain a conservative balance sheet, disciplined growth, and robust free cash flow generation. Our balance sheet strategy targets less than 1.0x leverage with ample excess liquidity available to withstand industry cycles or take advantage of disciplined growth opportunities.

Our growth strategy involves a disciplined screening of opportunities for differentiated assets that create competitive advantages and is focused on returns and payback periods. Our cash flow generation abilities are centered around maintaining flexible costs and lean organizational structures that seek efficiencies through continuous operational improvement and working capital management.

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Continued commitment to sustainability and safety

Safety is of great importance to us and offshore operators due to the environmental and regulatory sensitivity associated with offshore drilling and production activity and wind development. We believe certain of our efforts, such as adopting shipboard energy efficiency management plans, installing emission monitoring systems and pursuing other operational efficiencies, have been successful, allowing us to meet our customers’ needs while supporting our efforts to reduce our emissions of GHG. Additionally, since 2020, our focus on safely addressing operational risk has contributed to maintaining an industry-low total recordable incident rate. Our most recent 5-year average TRIR was 0.10, outperforming peer averages from the IMCA and ISOA. Further, in addition to industry standard certifications, as part of our commitment to safety and quality, we have voluntarily pursued and received certifications and classifications that we believe are not generally held by other companies in our industry. We believe that customers recognize our relentless commitment to safety, which contributes to our positive reputation and competitive advantage.

Description of Our Business and Fleet

The Company owns and operates OSVs, MPSVs, and a port facility in Port Fourchon, Louisiana. Its fleet of vessels provides logistics support and specialty services to the offshore oil and gas exploration and production industry, primarily in the U.S. GoM, the Caribbean, Northern South America and Brazil, as well as non-oilfield specialty services for the U.S. military and other non-oilfield service customers primarily from the East and West Coasts of the United States and in the U.S. GoM. Measured by DWT capacity, we believe the Company has the number one ultra high-spec market position in the U.S., and the third largest fleet of high-spec and ultra high-spec OSVs in the world. Hornbeck has the second largest fleet of high-spec and ultra high-spec Jones Act-qualified OSVs. Hornbeck is the largest U.S. owner of MPSVs, which fleet is comprised of both Jones Act-qualified vessels for U.S. operations, as well as foreign flag vessels for foreign operations. We believe that our reputation for safety and superior vessels, combined with our size and scale in certain core markets, enhances our ability to compete for work awarded by major oil companies, independent oil companies, national oil companies and the U.S. government, who are among our primary customers. These customers demand a high level of safety and technological advancements to meet the industry’s stringent regulatory standards and operating policies.

OSVs and MPSVs operate worldwide but are generally concentrated in relatively few offshore regions with high levels of exploration and development activity, such as the GoM, the North Sea, Southeast Asia, West Africa, Latin America and the Middle East. While there is some vessel migration between regions, key factors such as mobilization costs, vessel suitability and government statutes prohibiting non-indigenous-flagged vessels from operating in certain waters, or cabotage laws such as the Jones Act, can limit the migration of OSVs into certain markets. Because MPSVs are generally utilized for non-cargo transportation operations, they are not typically subject to cabotage laws.

We have been successful in deploying our vessels across the United States and Latin America, where proximity and scale allow us to compete effectively with vessels from other international markets that have significantly higher mobilization costs. In addition, because of our significant presence in the United States and Mexico, we have access to shoreside resources and regional crews that we believe give us market advantages compared to international competitors.

OSVs

OSVs are highly versatile offshore vessels that are utilized in a variety of marine operations. In addition to oilfield operations, for which OSVs were initially developed, their flexibility and utility are now recognized and employed in an array of non-oilfield service applications, which includes military, alternative energy development (including offshore wind), telecommunications, aerospace and humanitarian aid and disaster relief. OSVs differ from other vessels primarily due to their cargo-carrying flexibility and capacity. In addition to

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transporting large quantities of deck cargo, OSVs also have below-deck tanks and pumping systems that enable them to transport and transfer large volumes of liquid cargoes, such as cement, liquid mud, water and fuel, as well as dry bulk cargoes, including barite, cement and bentonite. OSVs have accommodations for personnel in addition to the marine crew and can therefore be used as an operating platform for a variety of offshore missions requiring specialized personnel, equipment and processing plants. High-spec and ultra high-spec OSVs are capable of interfacing with other offshore vessels and facilities through the use of dynamic positioning, or DP. Driven primarily by safety concerns that prohibit vessels from physically mooring to offshore installations, DP systems have been refined over time, with the highest DP rating currently being DP-3. The number following the DP notation generally indicates the degree of redundancy built into the vessel’s systems and the range of usefulness of the vessel in various weather conditions and sea states during offshore operations. Today, most offshore customers prefer a DP-2 notation. The combination of DP technology and cargo transport and transfer capability allows OSVs to interface with other offshore facilities and vessels in a safe and efficient manner.

HOSMAX OSV and MPSV flotel servicing an offshore production facility in the U.S. GoM

MPSVs

MPSVs are primarily distinguished from OSVs in that they are more specialized and often significantly larger vessels that are not typically employed to transport and transfer cargo, but rather to engage in a variety of offshore and subsea construction as well as other highly specialized operations. The typical MPSV configured for subsea services is outfitted with one or more deepwater cranes employing “active heave compensation” technology, one or more ROVs and a helideck. Our MPSVs can also be configured (in accordance with applicable regulations) to support installation, commissioning, maintenance, repairs, improvements, and decommissioning of offshore oilfield facilities and windfarms, humanitarian aid and disaster relief and military missions, by providing accommodations for over one hundred people, in addition to crew and service personnel. MPSVs can also be outfitted as flotels to provide accommodations to large numbers of offshore construction and technical personnel involved in large-scale offshore projects, such as the commissioning of a floating offshore production facility or the construction of offshore wind facilities. When in a flotel mode, the MPSV provides living quarters for third-party personnel, catering, laundry, medical services, recreational facilities and offices and has a helicopter heliport for the embarkation and disembarkation of offshore personnel. In addition, flotels

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are equipped with articulated gangways between the flotel and other offshore structures that allow personnel to “walk to work.” Generally, MPSVs command higher dayrates than OSVs due to their significantly larger relative size and versatility, as well as higher construction and operating costs.

Two HOS MPSVs Deployed in GoM

Our Vessels

As of October 31, 2023, we owned a fleet of 75 vessels. This includes one OSV delivered in November of 2023 and the two OSVs expected to be delivered by December 31, 2023 as part of the ECO Acquisitions #2, but due to supply chain constraints such deliveries could extend into early 2024, and two partially constructed Jones Act-qualified MPSV newbuilds to be completed pursuant to our settlement with the Surety, which we expect to be delivered in 2025, but excludes four vessels under an O&M contract with the U.S. Navy. A sustained downturn in oil and gas activities from 2015 to late 2020, combined with a global over-supply of vessels, resulted in widespread stacking of OSVs. During this period, we elected to cold-stack our smaller, older and less technologically capable vessels and to continue operating our high-spec and ultra high-spec vessels. Since 2020, we have divested fourteen of these older and smaller vessels. During that same timeframe, we have acquired and have agreements to acquire a total of 19 ultra high-spec and high-spec vessels. We expect that we will continue to seek opportunities to re-purpose our remaining 19 non-high spec vessels, 18 of which are currently stacked. Additionally, we may also sell these vessels opportunistically. The net effect of these efforts to “right-size” our overall fleet complement has been a shift in the percentage of high-spec vessels from 41% to 75% since 2014.

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OSV Fleet

The following table illustrates our fleet of OSVs and the nations in which they are flagged as of October 31, 2023:

Vessel Class	U.S.	Mexico	Vanuatu	Brazil	Avg DWT	Total in Class

HOSFLEX 370	2	—	—	—	7,886	2
HOSMAX 320	9	1	—	—	6,052	10
HOSMAX 310	3	—	—	1	5,990	4
HOSMAX 300	2	4	—	—	5,489	6

HOSMAX 280	12(1)	1	1	—	4,669	14
HOS 270	—	2	—	—	3,803	2
HOS 265	3	—	—	—	3,677	3

HOS 250	3	—	—	—	2,713	3
HOS 240	12	2	—	—	2,712	14
HOS 200	—	2	—	—	1,729	2

Total Owned OSVs	46	12	1	1	—	60(3)

USN T-AGSE	4	—	—	—	DP-2	4(4)

Total Operated OSVs	50	12	1	1	—	64

(1)	Includes the one OSV delivered in November 2023 and the two remaining OSVs expected to be delivered in the next several months through the ECO Acquisitions #2 as of such date.
(2)	Includes mid-spec vessels and low-spec vessels.
(3)	Includes 21 stacked vessels, comprised of two HOS 200s, 13 HOS 240s, three HOS 250s, two HOS 265s, and one HOSFLEX 370.
(4)	Includes four OSVs owned by the U.S. Navy, for which we provide ongoing operation and maintenance services.

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MPSV Fleet

The following table illustrates our fleet of MPSVs and the nations in which they are flagged as of October 31, 2023:

Vessel Class	U.S.	Mexico	Vanuatu	DP Class	Total in Class

HOS SOV/FLOTEL(1)	1	—	—	DP-2	1

HOS FLOTEL	1	—	—	DP-2	1

HOS 430	—	1	1	DP-3	2

HOS 400(2)	2	—	—	DP-2	2

HOS 310/310ES	4	—	—	DP-2	4

HOS 250/265	1	1	—	DP-2	2

HOS 250	1	—	—	DP-2	1

HOS 240	2	—	—	DP-2	2

Total MPSVs	12	2	1		15
(1)	Includes one HOSMAX 280 OSV currently being converted into a dual-use SOV/flotel vessel.
(2)	Includes two partially constructed Jones Act-qualified MPSV newbuilds to be completed pursuant to our settlement with the Surety, which we expect to be delivered in 2025.

Newbuild MPSVs

On October 9, 2023, we entered into a final settlement agreement with the Surety for two MPSVs previously under construction at Gulf Island. Pursuant to the agreement, the Surety agreed to take over and complete the construction of the two U.S.-flagged, Jones Act-qualified, HOS 400 class MPSVs at a shipyard acceptable to the Company. We are obligated to pay only the remaining portion of the original shipyard contract price for the two MPSVs, which amounts to $53.8 million in the aggregate. The Surety is required to cure all defaults of Gulf Island and pay all completion costs in excess of the $53.8 million remaining contract price, excluding approved change orders. We expect to incur an additional $30.0 million in the aggregate for discretionary enhancements to add secondary cranes to both vessels. Pursuant to the settlement, the Surety is required to deliver both MPSVs in 2025.

We believe our two newbuild MPSVs will represent the newest, most technologically advanced MPSVs in the industry; in fact, our vessels will represent the only Jones Act-qualified newbuild vessels that have been delivered since 2016. We believe that the differentiated capabilities of these vessels will allow us to satisfy our customers’ more demanding projects and enable us to secure vessel dayrates at the higher end of the spectrum, further enhancing our financial margins and profitability. Upon delivery, we anticipate that both vessels will have the ability to assist in subsea construction, light well intervention, and offshore wind installation projects with the ability to also support our military end-market opportunities.

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Shore-Based Facility

We own long-term lease rights to a port facility located in Port Fourchon, Louisiana, referred to as “HOS Port.” Port Fourchon’s proximity to the deepwater U.S. GoM provides a strategic logistical advantage for servicing drilling rigs, production facilities and other offshore installations and work sites. We also are able to stage equipment and cargos in support of such services and can also perform some of our own maintenance, outfitting and other in-the-water shipyard repair activities. Developed as a multi-use facility, Port Fourchon has historically been a land base for offshore oil support services and the Louisiana Offshore Oil Port, or LOOP. According to Greater Lafourche Port Commission website as of October 31, 2023, Port Fourchon currently services over 95% of the Gulf of Mexico’s deepwater energy production.

HOS Port Facility in Port Fourchon Louisiana

The HOS Port facility has approximately 11 and 12 years remaining through renewal options on the current leases for the two adjacent parcels. The combined acreage of HOS Port is approximately 60 acres with total waterfront bulkhead of nearly 3,000 linear feet. HOS Port not only supports our existing fleet and customers’ deepwater logistics requirements, but it underscores our long-term commitment to and our long-term outlook for the deepwater GoM.

Customer Markets and Applications

The OSV and MPSV market has expanded rapidly since the 1970s, driven initially by growing offshore oil and gas production and more recently supported by diversified non-oilfield customer markets including military support services, renewable energy development and other non-oilfield service offerings. In response to changing market conditions and customer demand, we regularly transfer vessels between our core geographic areas and adapt equipment and features of vessels to best meet potential revenue opportunities. Each customer market has specialized service needs and vessel requirements. For the nine months ended September 30, 2023, approximately 50% of our revenues were attributed to oil and gas drilling support activities. The remaining approximately 50% of our revenues were generated away from the drill bit, comprised of approximately 31% coming from oilfield specialty activities, including offshore construction and equipment installation, as well as decommissioning and plugging and abandonment work; approximately 17% coming from military support services and HADR; and approximately 2% coming from other non-oilfield support services, including offshore wind development, construction and support services. As we continue to diversify our customer markets, we expect the non-oilfield markets to contribute to a greater portion of revenues in the future.

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Oilfield Services

We predominately serve our oilfield customers in the U.S. GoM, the Caribbean, Northern South America and Brazil. Our vessels provide support to offshore oil and gas exploration and production companies in two key areas: (i) oilfield drilling support and (ii) oilfield specialty services. Drilling support provides services that are specifically related to offshore drilling and production activities. This includes the transportation of drilling equipment, such as wellheads and drill pipe, as well as drilling fluids and other bulk products used in the development of new exploration wells and their subsequent production activities. Oilfield specialty services support ongoing or recurring oilfield activities, such as equipment installation services, IRM, flowback, well testing, pipeline flushing, decommissioning, and worker accommodations and transportation. In combination, we offer our oilfield customers a comprehensive range of vessel types and service offerings that cover the entire value chain of offshore hydrocarbon development. Additionally, we operate a port facility located in Port Fourchon, Louisiana, where we are able to stage equipment and cargos in support of such services and can also perform some of our own maintenance, outfitting and other in-the-water shipyard repair activities.

The offshore oil and gas industry operates globally. During the last three decades, the industry has undergone significant technological change driven by the ability to explore and produce hydrocarbons in deep and ultra-deepwater regions utilizing floating drilling and production units. In addition to the ability to operate in very deep water, technological advances have also made it possible for hydrocarbon resources to be detected, drilled for and produced at extreme well depths, with some reaching depths of 40,000 feet. These extremely deepwater, deep-well regions are highly prolific, with some achieving production rates exceeding 100,000 barrels per day from deposits that could remain productive for decades. Developing and operating wells in these conditions requires highly specialized knowledge and equipment. In addition to contending with extreme deepwater and deep well depths, these projects present challenges involving high temperatures and pressures within reservoirs and the associated difficulties of safely bringing those resources to the surface, processing them and then transporting them to shoreside locations. Most of the known deep and ultra-deepwater deposits are located offshore West Africa, the eastern coast of South America—dominated by Brazil and more recently, Guyana—and the GoM. Certain of our primary markets for oilfield services are the cabotage-protected U.S. GoM, Mexico and Brazil. Today, deepwater production accounts for approximately 90% of all offshore production in the U.S. GoM. According to the 2023 EIA Outlook, the GoM production is expected to account for approximately 15% of total forecast U.S. crude oil production in each of 2023 and 2024. While the GoM is one sea, its hydrocarbon resources are geopolitically divided between the United States and Mexico. Deepwater drilling and production has been active for nearly three decades in the U.S. GoM. The Mexican deep and ultra-deepwater GoM, however, is in its early days of development, driven mostly by constitutional and regulatory changes in Mexico that only recently opened these regions to development by international companies that have the required technological and financial capability to develop these complex projects. Because some of the geologic formations are shared, Mexican deep and ultra-deepwater reservoirs and lease blocks are expected to prove to be as highly productive as neighboring U.S. formations.

The distance of deepwater projects from shore, together with their water and well depths, require large amounts of bulk drilling materials and related supplies. To address the challenges of deepwater projects for our customers, our in-house team of naval architects and marine engineers have designed, constructed and acquired various classes of proprietary vessels that maximize liquid mud and dry bulk capacities and feature larger open deck space. Moreover, larger vessels reduce the transport-related carbon intensity compared to smaller vessels since they can carry on a single voyage significantly greater amounts of materials than smaller vessels with roughly the same fuel efficiency while in transit. Our fleet of ultra high-spec OSVs equips us to more efficiently and more safely service our customers’ offshore operations by reducing the number of vessels required to execute an offshore project. With 6,100 DWT, our HOSMAX 310 and 320 vessels are the largest ultra-deepwater OSVs available in the world, with the exception of our two even larger vessels. With 8,000 DWT, our HOS Flex 370 vessels are the two largest OSVs in the world and are well-qualified to also operate as oil and chemical tankers.

Deepwater successes have driven further innovation around the infrastructure required to produce and transport ashore the abundant resources that have been discovered. The challenges of working in deep and ultra-deepwater have pushed the development of technologies to place infrastructure directly onto the seafloor, as

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opposed to a platform that is fixed to the seafloor, which is characteristic of shallow water regions. The process of building out this subsea oilfield requires vessels to transport infrastructure to location, install infrastructure to subsea points and inspect, repair and maintain them throughout the multi-decade life of a field. When hydrocarbons are brought to the surface, they are gathered from multiple subsea locations through pipelines to a single deepwater floating “top-side” production facility. These “top-side” production facilities take years to design, engineer, transport and install, and often cost billions of dollars, representing a significant source of demand for vessel services during their installation and commissioning. More recently, deepwater producers have capitalized on their existing deepwater infrastructure to gain efficiencies through the use of “tie-backs.” A tie-back allows a deepwater well to be produced without having to install a new top-side facility by “tying the well back” to a nearby existing top-side facility accessible to the new well location. Tie-backs require the installation of subsea infrastructure to connect the well to the remote “top-side” facility, which require the services of vessels like our MPSVs.

Rendering of Subsea Oil Field

Demand for OSVs, as evidenced by dayrates and utilization rates, is primarily driven by offshore oil and natural gas exploration, development and production activity. Such activity is influenced by a number of factors, including the actual and forecasted price of oil and natural gas, the level of drilling permit activity, capital budgets of offshore exploration and production companies, and the repair and maintenance needs of the floating and subsurface deepwater oilfield infrastructure.

The leading demand indicator for our OSVs is the number of active drilling rigs. Each drilling rig working on deep-well projects typically requires multiple OSVs to service it, and the number of OSVs required depends on many factors, including the type of project, the location of the rig and the size and capacity of the OSVs. During normal operating conditions, based on the historical data for the number of working OSVs and floating rigs, GoM projects typically require two to four OSVs per rig and projects in Brazil typically require more OSVs per rig due to longer vessel turnaround times to service drill sites resulting from greater distances and logistical challenges in this region. Typically, during the initial drilling stage, more OSVs are required to supply drilling mud, drill pipe and other materials than at later stages of the drilling cycle. In addition, generally more OSVs are required the farther a drilling rig is located from shore. Under normal weather conditions, the transit time to deepwater drilling rigs in the GoM and Brazil can typically range from six to 24 hours for a vessel. In Brazil, transit time for a vessel to some of the newer, more remote deepwater drilling rig locations are more appropriately measured in days, not hours. As of September 30, 2023, there were 53 floating drilling units operating in the United States and Latin America. Since 2013, that figure has ranged from 39 to 108 with an average of 61.2.

Offshore drilling is also a leading indicator for future IRM and field development activity, which is relevant to our MPSV fleet and, occasionally, some of our OSVs. However, the significant level of existing floating and

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subsurface infrastructure across the United States and Latin America provides ongoing and growing requirements for MPSVs, which are utilized to inspect, repair, maintain, upgrade, expand and ultimately decommission existing fields.

Our MPSVs are principally commissioned by our deepwater oilfield customers for IRM activities, which includes the subsea installation of well heads, risers, jumpers, umbilicals and other equipment placed on the seafloor. MPSVs are also used in connection with the setting of pipelines, the commissioning and de-commissioning of offshore facilities, the maintenance and/or repair of subsea equipment and the intervention of such wells, well testing and flow-back operations and other sophisticated deepwater operations.

Further, nearly all of our oilfield customers have pledged reductions in their GHG and carbon emissions across their global operations. We believe that these efforts enhance the value of their GoM operations and prospects due to its relatively low carbon intensity. According to Wood Mackenzie’s Emissions Benchmarking Tool, U.S. Gulf of Mexico Deepwater’s weighted average emissions intensity in 2023 is 8.49 tCO2e/kboe compared to a global weighted average of 20.22 tCO2e/kboe.

HOS Warland Setting Subsea Equipment

Non-Oilfield Services

Military Services (U.S. Government and Navy Support)

Since our inception, we have been a prominent, private sector service provider to the U.S. military by delivering vessels that support their readiness and security. Our military service capabilities are an accelerating component of our service portfolio and military support is a customer market that is of particular importance given the stability provided by the U.S. government’s desire to execute long-term service agreements with qualified private contractors.

The United States has relied on private vessel owners and operators comprising the U.S. Merchant Marine to provide vessels that support U.S. military readiness and security, as well as peacetime and wartime services. U.S. government charters of specialized vessels, including OSVs and MPSVs, has increased as government customers, particularly the United States Navy, have recognized the broad utility of these vessels. We support our government customers in two key service offerings primarily from the East and West Coasts of the United States. We developed, constructed and sold to the United States Navy four U.S. Navy vessels that provide specialized services to the Ballistic Missile Submarine fleet. Because of the mission and expertise required for

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the operation of these vessels, we operate and maintain these vessels for the United States Navy pursuant to an operations and management O&M contract. In addition, we own, operate and charter to the U.S. government vessels that perform a variety of other missions for the United States Navy. These missions include submarine rescue and recovery capabilities, transportation services and training drills, autonomous vessel support, subsea survey and other services. We were also awarded a contract by the United States Marine Corps to develop a prototype amphibious landing vessel for its use in the near-shore deployment of troops and vehicles in logistically remote areas around the world.

Most contracts for work that we perform for the United States Navy are awarded by the MSC, which is an agency within the U.S. Navy that charters vessels for all U.S. armed forces. MSC publicizes its requirements for marine services, and we typically engage in a competitive process in order to be awarded such work. Occasionally, we are awarded charters on the basis of a sole-source award if the project requires specialized services. Our current O&M contract was awarded on a sole-source basis.

Performing offshore submarine support

Rendering of the HOS Resolution configured into amphibious landing vessel

Renewable Energy

Renewable energy, and particularly the U.S. offshore wind market is in its early stage of development and shows potential as an emerging market for our services domestically. We expect most of the U.S. offshore wind projects to require U.S.-flagged, Jones Act-qualified vessels like ours. Offshore windfarm construction and operation requires many of the core competencies and vessel requirements developed and utilized in offshore oil and gas operations.

For instance, the use of DP technology and the ability to transfer people and equipment from a vessel to an offshore installation will be required over the life of an offshore windfarm. Offshore wind vessel requirements

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span three general periods. The pre-construction survey phase requires survey vessels to ascertain sea bottom, sea state and wind conditions. The construction and installation phase is the most vessel-intensive. Among the vessels required are:

•	installation vessels that install foundations, monopiles and wind turbines;

•	cable-lay vessels required to install electrical transmission lines between and among units in the field and an offshore or shore-based electrical grid;

•	MPSVs and flotels necessary to provide a variety of offshore construction, monitoring and accommodation support for windfarm personnel; and

•	OSVs to move equipment from shore to offshore locations.

Once an offshore windfarm is installed and operational, it requires ongoing services and maintenance provided by a SOV, as well as crew transfer vessels to transfer crew between shoreside locations and among offshore wind sites. While pre-construction and construction period vessels are likely to be required for shorter periods in order to execute specific development tasks, SOVs and crew transfer vessels are required for the life-of-farm and are typically contracted for five to ten years.

We currently provide the offshore wind industry with vessels performing subsea survey and site-clearing. We expect that our MPSVs will be utilized in offshore windfarm development, as they possess the necessary lifting, DP-capability and accommodations required for offshore construction support. SOVs and crew transfer vessels are required to be Jones Act-qualified to engage in the coastwise trade. We believe that given high U.S. shipyard construction costs, it is more economically feasible to utilize existing high-spec domestic vessels for the offshore wind industry. We are converting one of our U.S.-flagged, Jones Act-qualified, HOSMAX 280 DP-2 OSVs into a dual-use SOV/flotel, which is expected to be delivered in 2025 and which will be eligible to provide SOV services to offshore wind customers. We consider the vessel to be dual-use in that it will be outfitted to also provide accommodation support services in the offshore oilfield market.

HOS Vessel Positioned in New Jersey for Wind Coring

Other Non-Oilfield Services

The versatility of our vessels allows us to support communities in our core geographic areas by providing other non-oilfield services, including humanitarian aid and disaster relief, and service to the aerospace and telecommunications industries. For example, our fleet can support oil spill relief, hurricane recovery, vessel salvage and a broad range of search and rescue operations by deploying vessels to high-need areas in response to natural disasters or crises and providing those affected with lifesaving supplies and equipment. Our humanitarian aid and disaster relief contracts are difficult to predict, given the unexpected and calamitous nature of these

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projects. Nevertheless, as our reputation, proximity, scale, past experience and fleet relevance for such assistance has grown over the years, we are typically involved in at least one such response annually.

HOS Caledonia responding to Hurricane Maria in Puerto Rico

Additionally, our vessels are equipped to support aerospace launches that call for rocket component landing and recovery capabilities.

Contracting Practices

Our customer charters are the product of either direct negotiation or a competitive proposal process, which evaluates vessel capability, availability and price. Our primary method of chartering in the GoM is through direct vessel negotiations with our customers on either a long-term or spot basis. In the international market, we sometimes charter vessels through local entities in order to comply with cabotage or other local requirements. Some charters are solicited by customers through international vessel brokerage firms, which earn a commission that is customarily paid by the vessel owner. Our O&M contract with the U.S. Navy’s MSC was a sole-source selection based upon certain capabilities unique to the Company that were developed while the applicable vessels were chartered to the U.S. Navy. Other government charters are typically for periods of one to three years. Charters to customers in the wind industry are generally consistent with our approach to charters in the oil and gas industry. The U.S. Navy recently completed a market survey to assess whether the sole source O&M contract can be competitively bid during 2024. We believe that the contract will be put out for competitive bidding prior to its 2025 expiration and we expect to participate in the bidding process.

All of our charters, whether long-term or spot, are priced on a dayrate basis, whereby for each day that the vessel is under contract to the customer, we earn a fixed amount of charter-hire for making the vessel available for the customer’s use. Some of the long-term contracts for our vessels and all of our government, including national oil company, charters contain early termination options in favor of the customer; however, some have fees designed to discourage early termination. Long-term charters sometimes contain provisions that permit us to increase our dayrates in order to be compensated for certain increased operational expenses or regulatory changes.

Competition

The offshore support vessel industry is highly competitive. Competition primarily involves such factors as:

•	quality, capability and age of vessels;

•	quality, capability and nationality of the crew members;

•	ability to meet the customer’s schedule and specific logistical requirements;

•	safety record, reputation and experience;

•	price; and

•	cabotage laws.

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The U.S. GoM, Mexico GoM and Brazil each have cabotage laws that provide us varying levels of insulation from foreign sources of competition that may be unwilling to contribute capital or otherwise satisfy local ownership, crewing, tax and/or build requirements. In 2023, maritime regulators in Mexico implemented new approaches in their oversight of Navieras that historically have permissible levels of non-Mexican ownership, such as ours. As a result, we took legal action in Mexico to preserve our cabotage privileges there. While a stay has been issued and we plan to prosecute our claim seeking permanent reinstatement of our Mexican cabotage privileges, we nevertheless elected to move most of our Mexican-flagged vessels into various non-Mexican international markets utilizing our highly-skilled Mexican mariners and shore-based employees, which we believe will result in a temporary reduction of revenue for some of those vessels. We expect that these vessels will have the opportunity to work in Mexico as the regulatory landscape for Navieras with non-Mexican ownership stabilizes.

Our high-spec OSVs are predominately U.S.-flagged vessels, which qualify them under the Jones Act to engage in the U.S. domestic coastwise trade. The Jones Act restricts the ability of vessels that are foreign-built, foreign-owned, foreign-crewed or foreign-flagged from engaging in coastwise trade in the United States. The transportation services typically provided by OSVs constitute coastwise trade as defined by the Jones Act. See “Risk Factors” for a more detailed discussion of the Jones Act. Consequently, competition for our services in the U.S. GoM is largely restricted to other U.S. vessel owners and operators, both publicly and privately held. Internationally, our OSVs compete against other U.S. owners, as well as foreign owners and operators of OSVs. Some of our international competitors may benefit from a lower cost basis in their vessels, which are usually not constructed in U.S. shipyards, as well as from lower crewing costs and favorable tax regimes. While foreign vessel owners cannot engage in U.S. coastwise trade, some cabotage laws in other parts of the world permit temporary waivers for foreign vessels if domestic vessels are unavailable. We and other U.S. and foreign vessel owners have been able to obtain such waivers in the foreign jurisdictions in which we operate.

Many of the services provided by MPSVs do not involve the transportation of passengers or merchandise and therefore are generally not considered coastwise trade under U.S. and foreign cabotage laws. Consequently, MPSVs face competition from both foreign-flagged vessels and U.S.-flagged vessels for non-coastwise trade activities.

Competition in the MPSV industry is significantly affected by the particular capabilities of a vessel to meet the requirements of a customer’s project, as well as price. While operating in the U.S. GoM, our MPSVs are required to utilize U.S. crews while foreign-owned vessels have historically been allowed to employ non-U.S. mariners, often from nations with lower, or no, minimum wage standards. U.S. crews are often more expensive than foreign crews. Also, foreign MPSV owners may have more favorable tax regimes than ours. Consequently, prices for foreign-owned MPSVs in the GoM are often lower than prices we can charge. Finally, some potential MPSV customers are also owners of MPSVs that will compete with our vessels.

In Mexico, the cabotage laws limit the citizenship of owners and operators of Mexico-flagged vessels and limit Mexican shipping activities to companies that comply with those ownership restrictions. Foreign vessels can be flagged into the Mexican registry. Mexico-flagged vessels must be Mexican crewed. In Brazil, only vessels constructed in Brazil may be Brazil-flagged. A limited exception to be Brazilian-built requirement is for a vessel that is foreign built and whose maiden voyage is to Brazil and which pays Brazilian importation duties. Brazil-flagged vessels must also employ Brazilian crew, but the citizenship of the owners of a Brazilian shipping company is not regulated.

We continue to observe intense scrutiny by our customers on the safety and environmental management systems of vessel operators. As a consequence, we believe that deepwater customers are increasingly biased towards companies that have demonstrated a financial and operational commitment and capacity to employ such systems. We believe this trend will, over time, make it difficult for small enterprises to compete effectively in the deepwater OSV and MPSV markets.

Although some of our principal competitors are larger or have more extensive international operations than we do, we believe that our operating capabilities and reputation for quality and safety enable us to compete

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effectively in the market areas in which we operate or intend to operate. Moreover, we believe that the relatively young age and advanced features of our OSV and MPSV fleet provide us with additional competitive advantages. As of October 31, 2023, within our total fleet of 60 OSVs and 15 MPSVs, which includes the one vessel delivered in November 2023 and the two remaining vessels expected to be delivered by December 31, 2023 as part of the ECO Acquisitions #2, but due to supply chain constraints such deliveries could be extended into early 2024, as well as two partially constructed Jones Act-qualified MPSV newbuilds to be completed pursuant to our settlement with Surety, which we expect to be delivered in 2025, and one SOV currently undergoing conversion, we operated an active OSV fleet of 33 vessels of which approximately 97% were categorized as high- or ultra high-spec. These high- and ultra high-spec vessels range in age from seven to twenty-one years with a weighted-average fleet age, based on DWT, of 10.9 years. In fact, approximately 84% of these vessels have been constructed since January 1, 2008, and 100% have DP-2 or DP-3 capabilities. Similarly, our active MPSV fleet is comprised of 11 vessels that range in age from seven to twenty-two years with 100% of those vessels possessing DP-2 or DP-3 capabilities.

Customer Dependency

Our oilfield customers are generally large, independent, integrated or nationally-owned oil or oilfield service companies. These firms are relatively few in number. The percentage of revenues attributable to a customer in any particular year depends on the level of oil and natural gas exploration, development and production activities undertaken by such customer, the availability and suitability of our vessels for the customer’s projects or products and other factors, many of which are beyond our control. Our primary government customer is the U.S. Navy’s MSC, a department that is responsible for the contracting of marine vessels and services for all branches of the United States Armed Forces. For the nine months ended September 30, 2023, Occidental Petroleum Company and Military Sealift Command each accounted for 10% or more of our consolidated revenues. For a discussion of significant customers, see Note 18 to our Annual Financial Statements.

Specific customers accounting for over 10% of our consolidated revenues for any period typically vary from period to period over time, and the contracts with these customers are typically entered into on one-time or “spot” bases with no material ongoing obligations thereunder once completed. The following is a high-level summary of typical terms of our contracts, including our contracts with Occidental Petroleum Company and Military Sealift Command. Our contracts with these customers primarily govern the length of the term and the contract rate for use of a vessel. The contracts have terms of up to one year (or longer in certain circumstances), with the option to extend for certain periods of time after the expiration of the primary term. The contracts include a fixed dayrate the customer pays for the primary term and the dayrate payable for any extension of the contract. These dayrates are based on market rates at the time of entry into the contract. Many of these contracts require the customer to pay a substantial fee for early termination of the contract and provide that the prices we charge the customers are subject to increases based on increases in our costs, subject to certain limits.

Government Regulation

Environmental Laws and Regulations

Our operations are subject to a variety of federal, state, local and international laws and regulations regarding the discharge of materials into the environment, environmental protection and occupational safety and health, and our business is highly dependent on the offshore oil and gas industry, which is also subject to such laws and regulations. The requirements of these laws and regulations have become more complex and stringent in recent years and may, in certain circumstances, impose strict, joint and several liability, rendering a company liable for environmental damages and remediation costs without regard to negligence or fault on the part of such party. Aside from possible liability for damages and costs, including natural resource damages, associated with releases of oil or hazardous materials into the environment, such laws and regulations may expose us to liability for the conditions caused by others or even acts of ours that were in compliance with all applicable laws and

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regulations at the time such acts were performed. Failure to comply with applicable environmental laws and regulations may result in the imposition of administrative, civil and criminal penalties, revocation of permits, issuance of corrective action orders and suspension or termination of our operations. Moreover, it is possible that future changes in the environmental laws, regulations or enforcement policies that impose additional or more restrictive requirements or claims for damages to persons, property, natural resources or the environment could result in substantial costs and liabilities to us and could have a material adverse effect on our financial condition, results of operations or cash flows. For example, concerns with climate change and the impact of GHG emissions have given rise to proposed legislation and regulations that could impact our operations. We believe that we are in substantial compliance with currently applicable environmental laws and regulations.

The Oil Pollution Act of 1990 (“OPA 90”) and regulations promulgated pursuant thereto amend and augment the oil spill provisions of the Clean Water Act and impose strict, joint and several liability and natural resource damages liability on “responsible parties” related to the prevention and/or reporting of oil spills and damages resulting from such spills in or threatening U.S. waters, including the Outer Continental Shelf or adjoining shorelines. A “responsible party” under OPA 90 is the party found to be accountable for the discharge or substantial threat of discharge of oil from a vessel or facility, which includes the owner or operator of an onshore facility, pipeline or vessel or the lessee or permittee of the area in which an offshore facility is located. OPA 90 assigns strict, joint and several liability to each responsible party for containment and oil removal costs, as well as a variety of public and private damages including the costs of responding to a release of oil, natural resource damages, damages for injury to, or economic losses resulting from, destruction of real or personal property of persons who own or lease such affected property. For any vessels, other than “tank vessels,” that are subject to OPA 90, the liability limits are currently the greater of $1,300 per gross ton or $1,076,000. A party cannot take advantage of liability limits if the spill was caused by gross negligence or willful misconduct or resulted from violation of a federal safety, construction or operating regulations. In addition, for an Outer Continental Shelf facility or a vessel carrying crude oil from a well situated on the Outer Continental Shelf, the limits apply only to liability for damages (e.g. natural resources, real or personal property, subsistence use, reserves, profits and earnings capacity, and public services damages). The owner or operator of such facility or vessel is liable for all removal costs resulting from a discharge or substantial threat of discharge without limits. If the party fails to report a spill or to cooperate fully in the cleanup, the liability limits likewise do not apply and certain defenses may not be available. Moreover, OPA 90 imposes on responsible parties the need for proof of financial responsibility to cover at least some costs in a potential spill. As required, we have provided satisfactory evidence of financial responsibility to the USCG for all of our vessels when required by law. OPA 90 does not preempt state law, and states may impose liability on responsible parties and requirements for removal beyond what is provided in OPA 90.

OPA 90 also imposes ongoing requirements on a responsible party, including preparedness and prevention of oil spills and preparation of an oil spill response plan. We have engaged the Marine Spill Response Corporation to serve as our Oil Spill Removal Organization for purposes of providing oil spill removal resources and services for our operations in U.S. waters as required by the USCG. In addition, our Tank Vessel Response Plan and Non-Tank Vessel Response Plan have been approved by the USCG.

The Clean Water Act imposes restrictions and strict controls on the discharge of pollutants into federal waters and provides for civil, criminal and administrative penalties for any unauthorized discharge of oil or other hazardous substances in reportable quantities. The Clean Water Act also imposes liability for the costs of removal and remediation of an unauthorized discharge, including the costs of restoring damaged natural resources. Many states have laws that are analogous to the Clean Water Act and also require remediation of accidental releases of petroleum or other pollutants in reportable quantities Our OSVs routinely transport diesel fuel to offshore rigs and platforms and also carry diesel fuel for their own use. Our OSVs also transport bulk chemical materials and liquid mud used in drilling activities, which contain oil and hazardous substances. We maintain vessel response plans as required by the Clean Water Act to address potential oil, fuel and hazardous substance spills.

The Comprehensive Environmental Response, Compensation, and Liability Act of 1980, also known as “CERCLA” or the “Superfund” law, and similar laws impose liability on certain classes of persons, without regard

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to fault or the legality of the original conduct, who are considered to be responsible for releases of hazardous substances, pollutants and contaminants into the environment. CERCLA currently exempts crude oil from the definition of hazardous substances for purposes of the statute, but our operations may involve the use or handling of other materials that may be classified as hazardous substances, pollutants and contaminants. CERCLA assigns strict, joint and several liability to each responsible party for response costs, as well as natural resource damages. Under CERCLA, responsible parties include not only owners and operators of vessels but also any person who arranged for the disposal or treatment, or arranged with a transporter for transport for disposal or treatment, of hazardous substances, and any person who accepted hazardous substances for transport to and selected the disposal or treatment facilities. Thus, we could be held liable for releases of hazardous substances that resulted from operations by third parties not under our control or for releases associated with practices performed by us or others that were standard in the industry at the time and in compliance with existing laws and regulations.

The Resource Conservation and Recovery Act regulates the management, generation, transportation, storage, treatment and disposal of onshore hazardous and non-hazardous wastes and requires states to develop programs to ensure the safe treatment, storage and disposal of wastes. States having jurisdiction over our operations also have their own laws governing the generation and management of solid and hazardous waste. We generate non-hazardous wastes and small quantities of hazardous wastes in connection with routine operations. We believe that all of the wastes that we generate are handled in material compliance with the Resource Conservation and Recovery Act and analogous laws.

On December 4, 2018, the Vessel Incidental Discharge Act was enacted, which requires the EPA to develop, through rulemaking, new national standards of performance for commercial vessel incidental discharges. In October 2020, the EPA proposed national standards of performance, and in October 2023, the EPA supplemented the proposed rulemaking, providing additional USCG data and supplemental regulatory options being considered by the EPA for discharge from ballast tanks, hulls and niche areas, and graywater systems, informed by public comments to the initial proposed rule. The final rule is expected to be published in the Federal Register in Fall of 2024, which will be followed by a USCG rulemaking process to issue enforcement regulations, with a deadline set by the Vessel Incidental Discharge Act of two years after the EPA’s final rule. In the interim, the existing vessel discharge requirements established through the 2013 Vessel General Permit under the National Pollutant Discharge Elimination System still apply. In addition, the International Maritime Organization’s, or IMO, International Convention for the Control and Management of Ships’ Ballast Water and Sediments otherwise known as the Ballast Water Management Convention, or BWMC, became effective on September 8, 2017. The BWMC has similar standards to that of the USCG and EPA ballast water regulations. These regulations require all of our existing vessels to meet certain standards pertaining to ballast water discharges. An exemption to certain compliance requirements in the U.S. is provided for vessels that operate within an isolated geographic region, as determined by the USCG and the EPA, respectively. Most of our vessels operating in the U.S. GoM are exempt from the ballast water treatment requirements. However, for non-exempt vessels, ballast water treatment equipment may be required to be utilized on the vessel. We have currently estimated the cost of compliance with either the EPA’s vessel discharge requirements or the BWMC to be approximately $250,000 per vessel that is required to be fitted with a treatment system.

The CAA regulates the emission of air pollutants resulting from industrial activities. Between 2008 and 2015, the EPA phased-in Tier 4 emission standards for the exhaust of marine diesel engines applicable to engine manufacturers and vessel owners, including our fleet, which are equivalent to the regulations adopted in IMO amendments to the 1973 International Convention for the Prevention of Pollution of Ships, as modified by the Protocol of 1978 (or MARPOL 73/78), as discussed further below. The standards were adopted to reduce emission of particulate matter and nitrogen oxides and require vessel owners to conduct engine maintenance, periodic surveys and certification requirements for marine diesel engines. In August 2020, the EPA amended the Tier 4 emission standards to allow additional lead time for engines used in certain high-speed vessels due to manufacturing concerns and streamlined engine certification requirements to facilitate or accelerate certification of Tier 4 marine engines with high power densities. Significant costs may be incurred in the event a marine diesel engine requires replacement, and replacement engines may be required to comply with a higher emissions

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standard than the engine being replaced. In addition, the 2008 California Air Resources Board’s Commercial Harbor Craft Regulation requires the phase-out of older engines with engines meeting higher emissions standards by certain compliance timelines in regulated California waters, and in 2022, was amended to expand applicability to additional vessel types and require cleaner upgrades or newer technology. To the extent that such current or future federal or state regulations may apply to our operations or vessels, we could be responsible for the costs associated with compliance.

IMO amendments to the International Convention for the Prevention of Pollution from Ships, 1973, or MARPOL, reduced the permitted sulfur content of any fuel oil used on board ships from 3.5% to 0.5% globally, effective January 1, 2020. While operating within designated Emission Control Areas, such as within 200 nautical miles of North America, the sulfur content limit is 0.1%. The IMO’s Anti-Fouling System Convention prohibits the use of certain coatings used to prevent the growth of marine organisms. Amendments to this Convention were adopted in June 2021 and became effective on January 1, 2023, to prohibit anti-fouling systems containing cybutryne. Our vessels are coated with approved anti-fouling paint systems and maintained in accordance with the Convention.

Present and future legislation, regulation and treaties centered on the protection of marine mammals and other ocean life may also impact our operations. For example, in the United States, regulations implemented pursuant to the Marine Mammals Protection Act, the Endangered Species Act and the National Marine Sanctuaries Act impose vessel speed restrictions, minimum marine mammal approach distances and strike reporting, and prohibit vessel entry in certain protected areas, with the same or similar regulations on the international level. Additionally, in March 2023, the United Nations Convention on the Law of the Sea proposed a draft agreement on the conservation and sustainable use of marine biological diversity of areas beyond national jurisdiction, aiming to promote the conservation and sustainable use of marine biological diversity on the high seas, which was formally adopted in June 2023, and is awaiting ratification. When formally ratified, the agreement will create a legal framework for the establishment of marine protected areas and will require environmental impact assessments for activities with the potential to impact the marine environment on the high seas. We have implemented a Marine Mammal Watch and Avoidance procedure in accordance with guidelines provided by the National Oceanic and Atmospheric Administration (“NOAA”) and comply with vessel speed restrictions and other requirements implemented by NOAA.

Climate Change

GHG emissions have increasingly become the subject of international, national, regional, state and local attention. Although no comprehensive federal climate change legislation regulating the emission of GHGs or directly imposing a price on carbon has been implemented to date in the United States, efforts have been made and continue to be made in the international community toward the adoption of international treaties or protocols that would address global climate change issues. For example, over the past decade, the IMO adopted international mandatory measures to improve ships’ energy efficiency, as well as an initial strategy on the reduction of GHG emissions from shipping and regulatory measures to implement that strategy. The IMO’s Marine Environment Protection Committee adopted a revised and strengthened set of climate goals during its 80th session in July 2023, which sets a target to reach net-zero GHG emissions from shipping by or around 2050. The Biden Administration has also indicated willingness to pursue new climate change legislation, executive actions or other regulatory initiatives to limit GHG emissions, including by rejoining the Paris Agreement treaty on climate change in 2021, issuing several executive orders to address climate change, submitting a U.S. Nationally Determined Contribution that sets a target to cut GHG emissions to 50-52 percent of 2005 levels by 2030, announcing the U.S. Methane Emissions Reduction Action Plan, and participation in the Global Methane Pledge, a pact that aims to reduce global methane emissions at least 30% below 2020 levels by 2030. In addition, the IRA 2022 imposes the first-ever federal fee on excess methane emissions from facilities required to report their GHG emissions to the EPA, and also appropriates significant federal funding for renewable and alternative energy sources, which could increase costs and accelerate the transition to alternative fuels. In November 2022, the Federal Acquisition Regulatory Council also proposed a rule that would require companies with at least $7.5 million in annual federal contract obligations to disclose their Scope 1 and 2 GHG emissions and companies that receive at least $50 million in annual federal contracts to additionally disclose their relevant Scope 3 GHG emissions, make annual disclosures aligned with the recommendations of the Task Force on Climate-related Financial Disclosures, and set

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science-based emissions reduction targets. Under the Biden Administration, the White House Council on Environmental Quality (“CEQ”) issued a final rule in April 2022 which included ensuring that agency analysis required under the National Environmental Policy Act (“NEPA”) captures the direct, indirect, and cumulative effects of major federal actions. Additionally, in January 2023, the CEQ released guidance to assist federal agencies in assessing the GHG emissions and climate change effects of their proposed actions under NEPA. These or other increases in federal agency attention to GHG emissions and climate change effects may impact our customers’ ability or time to receive, or increase restrictions on, offshore leases or permits. Separately, many U.S. state and local leaders as well as foreign national or multinational governments have intensified or stated their intent to intensify efforts to support international climate commitments and treaties, in addition to developing programs that are aimed at reducing GHG emissions such as by means of cap and trade programs, carbon taxes, encouraging the use of renewable energy or alternative low-carbon fuels, or imposing new climate-related reporting requirements. For example, cap and trade initiatives to limit GHG emissions have been introduced in the European Union and certain U.S. states. To the extent that these regulations may apply, we could be responsible for costs associated with complying with such regulations. Future treaty obligations, statutory or regulatory changes or new climate change legislation in the jurisdictions in which we operate could affect our costs associated with compliance. In addition, we may see indirect impacts from climate-related legislation and regulations applicable to our customers, even when not directly applicable to us. We may face costs associated with adapting to customer requirements (e.g., for emissions information, renewable fuels and technologies, engine or other equipment upgrades, or other emissions reduction measures) as our customers respond to their own climate-related compliance obligations.

Additionally, on March 21, 2022, the SEC issued a proposed rule regarding the enhancement and standardization of mandatory climate-related disclosures for investors. The proposed rule would require registrants to include certain climate-related disclosures in their registration statements and periodic reports, including, but not limited to, information about the registrant’s governance of climate-related risks and relevant risk management processes; climate-related risks that are reasonably likely to have a material impact on the registrant’s business, results of operations, or financial condition and their actual and likely climate-related impacts on the registrant’s business strategy, model, and outlook; climate-related targets, goals and transition plan (if any); certain climate-related financial statement metrics in a note to their audited financial statements; Scope 1 and Scope 2 GHG emissions; and Scope 3 GHG emissions and intensity, if material, or if the registrant has set a GHG emissions reduction target, goal or plan that includes Scope 3 GHG emissions. Although the proposed rule’s ultimate date of effectiveness and the final form and substance of these requirements is not yet known and the ultimate scope and impact on our business is uncertain, compliance with the final rule may result in increased legal, accounting and financial compliance costs, make some activities more difficult, time-consuming and costly, and place strain on our personnel, systems and resources.

Restrictions on GHG emissions or other related legislative or regulatory enactments could have an effect in those industries that use significant amounts of petroleum products, which could potentially result in a reduction in demand for petroleum products and, consequently and indirectly, our offshore transportation and support services. We are currently unable to predict the manner or extent of any such effect. Furthermore, one of the asserted long-term physical effects of climate change may be an increase in the severity and frequency of adverse weather conditions, such as hurricanes, which may increase our insurance costs or risk retention, limit insurance availability or reduce the areas in which, or the number of days during which, our customers would contract for our vessels in general and in the U.S. GoM in particular. Such conditions could also cause damage to our assets. Any of these impacts, individually or in the aggregate, could materially and adversely affect our business, financial conditions and results of operations. We are currently unable to predict the manner or extent of any such effect. Our ability to mitigate the adverse physical impacts of climate change depends in part upon our disaster preparedness and response and business continuity planning. See further discussion in “Risk Factors—Our business may be subject to risks related to climate change, including physical risks such as increased adverse weather patterns and transition risks such as evolving climate change regulation, fuel conservation measures, shifting consumer preferences, technological advances and negative shifts in market perception towards the oil and natural gas industry and associated businesses, any of which could result in increased operating expenses and capital costs or decreased resources and adversely affect our financial results.”

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Employees

On October 31, 2023, we had 1,645 employees, including 1,365 vessel personnel and 280 corporate, administrative and management personnel. Excluded from these personnel totals are 43 third-country nationals that we contracted to serve on our vessels as of October 31, 2023. These non-U.S. mariners are typically provided by international crewing agencies. With the exception of 437 employees located in Mexico and Brazil as of October 31, 2023, none of our employees are represented by a union or employed pursuant to a collective bargaining agreement or similar arrangement. We have not experienced any strikes or work stoppages, and our management believes that we continue to experience good relations with our employees.

Geographic Areas

The table below presents revenues by geographic region(1) for the nine months ended September 30, 2023 and 2022 and the years ended December 31, 2022 and 2021 (in thousands):

	Nine Months Ended September 30,				Year Ended December 31,
	2023	% of Total	2022	% of Total	2022	% of Total	2021	% of Total
United States	$332,146	75.7%	$256,566	80.6%	$362,830	80.4%	$196,357	76.6%
International(2)(3)	106,442	24.3%	61,759	19.4%	88,396	19.6%	59,943	23.4%

	$438,588	100.0%	$318,325	100.0%	$451,226	100.0%	$256,300	100.0%

(1)	The Company attributes revenues to individual geographic regions based on the location where services are performed.
(2)

International revenues of $61.6 million and $27.3 million were attributed to services performed in Mexico for the nine months ended September 30, 2023 and 2022, respectively. International revenues of $35.3 million and $12.7 million were attributed to services performed in Brazil for the nine months ended September 30, 2023 and 2022, respectively. Revenues attributed to other countries were not individually material for the periods presented.

(3)

International revenues of $41.3 million and $40.7 million were attributed to services performed in Mexico for the years ended December 31, 2022 and 2021, respectively. Revenues attributed to other countries were not individually material for the periods presented.

The table below presents net book value of property, plant and equipment by geographic region(1) as of September 30, 2023 and 2022 and December 31, 2022 and 2021(in thousands):

	As of September 30,				As of December 31,
	2023	% of Total	2022	% of Total	2022	% of Total	2021	% of Total
United States	$472,210	85.4%	$354,607	80.6%	$365,769	81.4%	$258,575	78.4%
International(2)(3)	80,810	14.6%	85,132	19.4%	83,480	18.6%	71,157	21.6%

	$553,020	100.0%	$439,739	100.0%	$449,249	100.0%	$329,732	100.0%

(1)

Book values are attributed to geographic regions based on the country of domicile of the specific asset-owning subsidiary of the Company, not the physical operating location of the asset as of any of the dates presented.

(2)

International property, plant and equipment of $71.5 million and $74.5 million were owned by certain Mexican subsidiaries of the Company as of September 30, 2023 and 2022, respectively. Property, plant and equipment attributed to other countries were not individually material as of any of the dates presented. No other individual foreign location accounted for a material portion of property, plant and equipment as of any of the dates presented.

(3)

International property, plant and equipment of $74.5 million and $62.3 million were owned by certain Mexican subsidiaries of the Company as of December 31, 2022 and 2021, respectively. Property, plant and

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equipment attributed to other countries were not individually material as of any of the dates presented. No other individual foreign location accounted for a material portion of property, plant and equipment as of any of the dates presented.

Foreign Operations

Operating in foreign markets presents many political, social and economic challenges. Although we take measures to mitigate these risks, they cannot be completely eliminated. See “Risk Factors” for a further discussion of the risks of operating in foreign markets.

Reportable Segments

The Company has one reportable segment, which encompasses all aspects of its marine transportation services business. As the chief operating decision maker, our Chief Executive Officer evaluates the Company’s operating results on a consolidated basis to assess performance and allocate resources. While the Company’s vessels operate in various geographic regions and customer markets, they are centrally managed, share multiple forms of common costs, provide similar or complementary marine transportation services, are manned by crews that may move from location to location or market to market as needed, and are marketed on a portfolio basis with the goal of maximizing Adjusted EBITDA and Adjusted Free Cash Flow and generating the highest possible rate of return on invested capital without a steadfast commitment to geographic region or customer market.

Ongoing Acquisition/Investment Activities

We regularly evaluate additional acquisition opportunities and frequently engage in discussions with potential sellers. We are currently focused on pursuing acquisition opportunities that will further diversify our vessel holdings and the specialty services we offer. The timeline required to negotiate and close on any one or more acquisition opportunities is at times unpredictable and can vary greatly.

Our acquisitions may require material investments and could result in significant modifications to our capital plans, both in the aggregate amount of capital expenditures to be made and a reallocation of capital. Our acquisitions (including the ECO Acquisitions) are typically made for a purchase price which historically we have funded with a combination of borrowings, cash generated from operations and debt and/or equity issuances.

We typically do not announce a transaction until after we have executed a definitive agreement. In certain cases, in order to protect our business interests or for other reasons, we may defer public announcement of a transaction until closing or a later date. Past experience has demonstrated that discussions and negotiations regarding a potential transaction can advance or terminate in a short period of time. Moreover, the closing of any transaction for which we have entered into a definitive agreement may be subject to customary and other closing conditions, which may not ultimately be satisfied or waived. Accordingly, we can give no assurance that our current or future acquisition or investment efforts will be successful.

Seasonality

Demand for our oilfield-related offshore support services is directly affected by the levels of offshore drilling and production activity. Budgets of many of our customers are based upon a calendar year, and demand for our services has historically been stronger in the second and third calendar quarters when allocated budgets are expended by our customers and seasonal weather conditions are more favorable for offshore activities. Many other factors, such as the expiration of drilling leases and the supply of and demand for oil and natural gas, may affect this general trend in any particular year. In addition, we typically have an increase in demand for our vessels to survey and repair offshore infrastructure immediately following major hurricanes or other named storms in the U.S. GoM. Offshore wind construction projects on the U.S. East Coast are seasonal, typically occurring between April and September of each year. Servicing of existing offshore wind facilities with SOVs is

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expected to occur year-round. Our government business is unaffected by seasonality. Humanitarian assistance and disaster relief efforts have typically been more pervasive during the hurricane season.

Legal Matters

We may be party to various legal proceedings and claims from time to time in the ordinary course of our business.

Mexico Litigation

Prompted by regulatory action taken by Secretaría de Marina (“SEMAR”), the Mexican merchant marine regulator, that terminated our ability to use our Mexican-flagged vessels in Mexican coast-wise trade, we initiated legal proceedings in the First Federal District Court of Administrative Affairs in Mexico City on September 29, 2023 seeking preliminary and permanent stays against SEMAR’s actions. A stay has been issued, preserving the Company’s cabotage privileges in Mexican waters, and we plan to prosecute our claim against the Mexican regulator seeking permanent reinstatement of our Mexican cabotage privileges.

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MANAGEMENT

Directors and Executive Officers

The following table sets forth certain information with respect to our directors and executive officers as of the date of this prospectus:

Name	Age	Position(s)
Directors:
Todd M. Hornbeck	55	Chairman of the Board, President and Chief Executive Officer
Kurt M. Cellar	54	Lead Independent Director
Evan Behrens	54	Director
Scott Graves	52	Director
Bobby Jindal	52	Director
Sylvia Jo Sydow Kerrigan	58	Director
Jacob Mercer	48	Director
L. Don Miller	61	Director
Aaron Rosen	42	Director
Admiral John Richardson, (USN Ret)	63	Advisory Director
Chairman Emeritus:
Larry D. Hornbeck	84	Chairman Emeritus
Other Executive Officers:
Carl G. Annessa	66	Executive Vice President—Military, Engineering, Repair & Maintenance
James O. Harp, Jr.	63	Executive Vice President and Chief Financial Officer
Samuel A. Giberga	61	Executive Vice President, General Counsel and Chief Compliance Officer & Corporate Secretary
John S. Cook	54	Executive Vice President, Chief Commercial Officer and Chief Information Officer

Directors

Todd M. Hornbeck is currently serving as our Chairman of the Board, President and Chief Executive Officer and founded Hornbeck in June 1997. Mr. Todd Hornbeck has served as the President and director of Hornbeck since founding the Company. Mr. Todd Hornbeck also served as Chief Operating Officer until February 2002, at which time he was appointed Chief Executive Officer. Additionally, in May 2005 he was appointed Chairman of the Board of Directors. Mr. Todd Hornbeck was the Chairman of the board of directors, President and Chief Executive Officer of Hornbeck prior to and during the Chapter 11 Cases. Prior to founding Hornbeck, Mr. Todd Hornbeck was employed by the original Hornbeck Offshore Services, Inc., a NASDAQ-listed publicly traded offshore service vessel company founded by his father, Mr. Larry Hornbeck, our Chairman Emeritus, with over 105 offshore supply vessels operating worldwide, from 1991 to 1996, serving in various positions relating to business strategy and development. Following the Company’s merger with Tidewater Inc. (“Tidewater”) in March 1996, Mr. Todd Hornbeck accepted a position as Marketing Director-Gulf of Mexico with Tidewater, where his responsibilities included managing relationships and overall business development in the U.S. GoM region. He remained with Tidewater until the Company’s formation. Mr. Todd Hornbeck has served on the board of directors of the International Support Vessel Owners Association (“ISOA”), the Offshore Marine Service Association (“OMSA”) and the National Ocean Industries Association (“NOIA”). Mr. Todd Hornbeck’s extensive experience in the offshore service vessel industry, and over 25 years leading our company, positions him well to serve as our Chairman, President and Chief Executive Officer. As our founder, Mr. Todd Hornbeck brings his vision and goals for the Company to our board of directors. Under his leadership, we have expanded from a small private company to a large, global provider of technologically advanced offshore supply and multipurpose service vessels. The current Company carries the Hornbeck family name, uses the same horsehead logo and trademarks as the prior company and is able to benefit from long-standing working relationships with customers, vendors and Wall Street analysts, many of whom also had relationships with

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Messrs. Todd and Larry Hornbeck at the prior public company. Unlike other companies that are led by non-founding managers, the Company benefits from the history, entrepreneurial spirit, industry expertise and leadership of its founder.

Kurt M. Cellar has served as our Lead Independent Director since September 2020. Mr. Cellar currently serves as Lead Independent Director for American Banknote Corporation, where he serves as Chairman of both the Strategic Committee and Audit Committees. Mr. Cellar has served on the boards of more than twenty corporations over his career. In the past five years he has served as a corporate director for Six Flags Entertainment Corp (NYSE: SIX), U.S. Concrete, Inc. (NASDAQ: USCR), Guitar Center, Inc., Hawaiian Telecom, Inc. (NASDAQ: HCOM), and Home Buyers Warranty, Inc. From July 1999 until his retirement in January 2008, Mr. Cellar served as analyst, Director of Research and for the last five years as Partner and Portfolio Manager for Bay Harbour Management, LP. The firm received numerous awards including Absolute Returns Hedge Fund of the Year award in 2006. Prior to joining Bay Harbour, Mr. Cellar worked for the investment firm Remy Investors and Consultants and for the strategic consulting firm, LEK. Mr. Cellar received a B.A. in Economics/Business from the University of California, Los Angeles and a Masters of Business Administration in Finance from the Wharton School of Business at the University of Pennsylvania. Mr. Cellar is a retired Chartered Financial Analyst. We believe that Mr. Cellar is qualified to serve on our board of directors based on his significant financial and accounting experience as well as his public company board experience.

Evan Behrens has served as a director of Hornbeck since September 2020. Mr. Behrens currently serves as Managing Member of B Capital Advisors LLC, an investment firm. Previously, Mr. Behrens served as Senior Vice President of Business Development at SEACOR Holdings from May 2009 to May 2017. Mr. Behrens initially joined SEACOR Holdings in 2008 and managed its involvement in numerous significant investments and transactions. Prior to joining SEACOR Holdings, Mr. Behrens served as a partner at Level Global Investors and prior to that, founded and managed Infinity Point (formerly Behrens Rubinoff Capital Partners). Mr. Behrens previously served in various positions at Paribas Corporation, Odyssey Partners/Ulysses Management and SAC Capital Management. Mr. Behrens currently serves on the board of directors of Oppenheimer Holdings Inc., a multinational independent investment bank and financial services company. Previously, Mr. Behrens served as a board member of SEACOR Marine Holdings, Harte-Hanks, Inc., Continental Insurance Group, Ltd, Penford Corporation, Global Marin Systems Limited, Trailer Bridge, Inc., Sidewinder Drilling LLC and Stemline Therapeutics. Mr. Behrens obtained an A.B. degree in political science from the University of Chicago. We believe that Mr. Behrens is qualified to serve as a director based on his broad experience regarding business valuations, mergers and acquisitions and investment management.

Scott Graves has served as a director of Hornbeck since July 2023. He is a Partner, Co-Head of the Ares Private Equity Group, Portfolio Manager and Head of Special Opportunities. He serves as a member of the Ares Executive Management Committee and the Ares Private Equity Group’s Corporate Opportunities, Special Opportunities, Energy Opportunities, and Extended Value Investment Committees. He currently serves as the Chairman of the board of directors for Savers Value Village, Inc. and serves on the boards of directors for the parent entities of Altafiber, Virgin Voyages and Vmo Aircraft Leasing. Prior to joining Ares in 2017, Mr. Graves spent his career in various capacities as a senior executive and investment professional for Oaktree Capital Management, L.P. (“Oaktree”). From 2013 through 2016, Mr. Graves served as Oaktree’s Head of Credit Strategies and Portfolio Manager of Multi-Strategy Credit. He was responsible for a portion of Oaktree’s credit platform, managed investment portfolios spanning the breadth of Oaktree’s credit strategies and was active in Oaktree corporate management, serving on the Capital and Risk Management Board, the Senior Leadership Counsel, the Product Governance Board and the Project Steering Committee. From 2001 through 2013, Mr. Graves was an investment professional in Oaktree’s Opportunities Funds, Value Opportunities Fund and Strategic Credit Funds strategies, where he served as a Portfolio Manager. Mr. Graves also managed Oaktree’s corporate and strategic development group, leading the firm’s product step-outs into emerging market credit, strategic credit, value equities, infrastructure, the enhanced income strategies, structured credit and senior secured lending. Prior to joining Oaktree, Mr. Graves served as a Principal in William E. Simon & Sons’ private equity group and as an Analyst at Merrill Lynch & Company in the mergers and acquisitions group. Additionally,

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Mr. Graves worked at Price Waterhouse LLP in the audit business services division. Mr. Graves holds a B.A. from the University of California, Los Angeles and an M.B.A. from the Wharton School at the University of Pennsylvania, where he currently serves on the Wharton School Graduate Executive Board. He holds a CPA license (inactive). We believe that Mr. Graves is qualified to serve as a director because of his extensive investment, financial and accounting expertise.

Bobby Jindal has served as a director of Hornbeck since September 2020. Since 2017, Mr. Jindal has served as an operating advisor to the Ares Private Equity Group, working primarily on healthcare investments. Mr. Jindal served as the governor of the State of Louisiana from January 2008 to January 2016. Prior to that, Mr. Jindal served as a member of the United States House of Representatives for the state of Louisiana from 2005 to 2008, as assistant Secretary for Health and Human Services for Planning and Evaluation from 2001 to 2003, as President of the University of Louisiana system from 1999 to 2001, and as Secretary of the Louisiana Department of Health and Hospitals from 1996 to 1997. Mr. Jindal currently serves as a director for U.S. Heart and Vascular and LifeMD, a public telehealth company which engages in offering a portfolio of direct-to-patient products and services. He has previously served as director of WellCare Health Plans Inc. Mr. Jindal obtained a B.S. from Brown University and a Masters of Letters in Politics from Oxford University at New College. We believe that Mr. Jindal is qualified to serve as a director because his broad financial and diplomatic experience makes him an invaluable asset as the Company delves into further diversification efforts, and the achievement of our strategic objectives.

Sylvia Jo Sydow Kerrigan has served as a director of Hornbeck since August 2022. Ms. Kerrigan currently serves as the Senior Vice President and Chief Legal Officer of Occidental Petroleum Company and Executive Director of the Kay Bailey Hutchinson Energy Center for Business Law and Policy at the University of Texas in Austin. She previously held various positions at Marathon Oil Corporation for 22 years, including serving as the Executive Vice President, General Counsel and Secretary. Ms. Kerrigan also served as Marathon Oil Corporation’s Chief Public Policy Officer and Chief Compliance Officer. Ms. Kerrigan worked at the United Nations Security Council’s Commission d’Indemnisation in Geneva, Switzerland, serving as the senior legal officer responsible for arbitrating losses sustained by international oil companies following the 1990 Iraqi invasion of Kuwait. Ms. Kerrigan is past chairman of the State Bar of Texas International Law Section and a Life Fellow of the Texas Bar Foundation. She serves on the board of directors of Diversified Energy, LLC and on the Board of Trustees for Southwestern University. Ms. Kerrigan previously served on the boards of directors of Team, Inc., Nine Point Energy and Alta Mesa Resources. We believe that Ms. Kerrigan is qualified to serve as a director because she brings to our board of directors significant major oil company executive experience and critical insights into the issues facing the oil and gas industry.

Jacob Mercer has served as a director of Hornbeck since July 2023. Mr. Mercer is a Partner, Head of Special Situations and Restructuring at Whitebox. Prior to joining Whitebox in 2007, Mr. Mercer worked for Xcel Energy Inc. (NASDAQ: XEL) (“Xcel Energy”) as Assistant Treasurer and Managing Director. Before joining Xcel Energy, he was a Senior Credit Analyst and Principal at Piper Jaffray and a Research Analyst at Voyageur Asset Management. Mr. Mercer also served as a logistics officer in the United States Army. Mr. Mercer has served as a director on numerous private and public company board of directors including current roles at Hi-Crush Inc. (formerly NYSE: HCR) since 2020, Malamute Energy, Inc. since 2016, and Currax Pharmaceuticals LLC since 2018. Past director roles include A.M. Castle & Co. (formerly OTC: CTAM) from 2017 to 2020, GT Advanced Technologies Inc. (formerly NASDAQ: GTAT) from 2019 to 2021, Hycroft Mining Holding Corporation (NASDAQ: HYMC), formerly Hycroft Mining Corporation, from 2015 to 2020, Par Pacific Holdings (NYSE: PARR), formerly Par Petroleum Corporation, from 2012 to 2015, Platinum Energy Solutions, Inc. (formerly NYSE: FRAC) from 2013 to 2017, Piceance Energy, LLC (d/b/a Laramie Energy) from 2012 to 2015, and SAExploration Holdings, Inc. (Formerly NASDAQ: SAEX) from July 2016 to June 2019 and from February 2020 to December 2020. Mr. Mercer holds a B.A. with a double major in economics and business management from St. John’s University. He also holds the Chartered Financial Analyst (CFA) and the Certified Turnaround Professional (CTP) designations. We believe that Mr. Mercer is qualified to serve as a director based on his investment and financial expertise.

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L. Don Miller has served as a director of Hornbeck since February 2021. Mr. Miller served as President and Chief Executive Officer of Bristow Group Inc. (“Bristow”) from February 2019 to June 2020. He previously served as Senior Vice President and Chief Financial Officer of Bristow from August 2015 to February 2019. Before that he served as Bristow’s Senior Vice President, Mergers, Acquisitions and Integration from June 2015 to August 2015, its Vice President, Mergers, Acquisitions and Integration from November 2014 to June 2015 and its Vice President, Strategy and Structured Transactions from 2010 to 2014. Prior to joining Bristow, Mr. Miller worked as an independent consultant from 2008 to 2010 assisting companies in capital markets and in a financial advisory capacity. He was previously the post-petition President and Chief Executive Officer for Enron North America Corp. and Enron Power Marketing, Inc. from 2001 to 2007 and also served in senior financial positions with Enron, including Director – Finance and Vice President, Asset Marketing Group from 1998 to 2001. Mr. Miller served as a supervisory director for Franks International N.V., an energy services provider, from 2020 to 2021. His career also includes seven years in senior financial positions with Citicorp Securities, Inc. and four years as an account executive with Dean Witter Reynolds, Inc. Mr. Miller is a CFA Charterholder. We believe that Mr. Miller is qualified to serve as a director because of his extensive financial, industry and management experience.

Aaron Rosen has served as a director of Hornbeck since December 2022. Mr. Rosen currently serves as a director, member of the audit committee and member of the nominating, governance and sustainability committee of the board of directors of Savers Value Village, Inc., positions he has held since April 2021. Mr. Rosen is a Partner and Co-Portfolio Manager of Special Opportunities in the Ares Private Equity Group, where he focuses on investing across the various Ares Private Equity Group’s Special Opportunities and Corporate Opportunities Investment Committees. He currently serves on the boards of Savers Value Village, Inc. and the parent entities of Integrated Power Services, Panoramic Health and WHP Global. Prior to joining Ares in 2018, Mr. Rosen was a Partner and Director of Research at Archview Investment Group, where he focused on credit and equity investments in both the U.S. and internationally. Prior to Archview, Mr. Rosen was a Vice President at Citigroup, where he was a founding member of the Citibank Global Special Situations Group focused on U.S. credit and value equity investment strategies. In addition, Mr. Rosen was a member of Citigroup’s Asset-Based Finance group, where he focused on structuring senior secured debt financings for non-investment grade corporate borrowers. Mr. Rosen holds a B.S., summa cum laude, from New York University’s Stern School of Business in Finance and Information Systems, where he received the Valedictorian Award. We believe that Mr. Rosen is qualified to serve as a director because of his extensive financial and accounting expertise. In addition, Mr. Rosen provides the perspective of a significant stockholder.

Admiral John Richardson, (USN Ret) has served as an advisory director of Hornbeck since February 2023, and previously served as a director of Hornbeck from September 2020 to December 2022. Admiral Richardson (USN Ret) served 37 years in the U.S. Navy, completing his service as the Chief of Naval Operations (CNO), the top officer in the Navy. While in the Navy, Admiral Richardson (USN Ret) served in the submarine force. He commanded the attack submarine USS HONOLULU in Pearl Harbor, Hawaii, for which he was awarded the Vice Admiral James Bond Stockdale Inspirational Leadership Award. He went on to command at every level of the Navy. Admiral Richardson (USN Ret) served as the Director of Naval Reactors from 2012 until 2015, with responsibility for the full life-cycle, including regulatory responsibilities of more than 90 reactors operating around the world on nuclear-powered warships. After serving in this role, Admiral Richardson (USN Ret) served as the 31st Chief of Naval Operations from 2015 until 2019. Admiral Richardson (USN Ret) retired from the Navy in August 2019. Admiral Richardson (USN Ret) currently serves on the board of directors and as Chair of the Nuclear Oversight Committee of Constellation Energy Corporation. He also serves as director, Chair of the Special Programs Committee and a member of the Aerospace Safety and Finance Committees of the board of The Boeing Company, an aerospace company; and as director and member of the Audit and Finance and Compensation Committees of BWX Technologies, Inc., a supplier of nuclear components and fuel. Admiral Richardson (USN Ret) served as a member of the board of Exelon Corporation from 2019 through 2022. He also serves on the boards of the Center for New American Security and the Navy League of the United States. He is a senior advisor to the Johns Hopkins University Applied Physics Laboratory. Admiral Richardson (USN Ret) obtained a B.S. in physics from the U.S. Naval Academy, a master’s degree in electrical engineering from the

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Massachusetts Institute of Technology and Woods Hole Oceanographic Institution, and a master’s degree in national security strategy from the National War College. We believe that Admiral Richardson (USN Ret) is qualified to serve as an advisory director because he is uniquely qualified to understand the Company’s operations, especially those in support of the United States government, and is well positioned to assist the Company in its diversification efforts.

Chairman Emeritus

Larry D. Hornbeck serves as Hornbeck’s Chairman Emeritus, a role he assumed in September 2020. An executive with over 42 years of experience in the offshore supply vessel business worldwide, Mr. Larry Hornbeck was the sole founder of the original Hornbeck Offshore Services, Inc., and from its inception in 1981 until its merger with Tidewater in March 1996, Mr. Larry Hornbeck served as the Chairman of the Board, President and Chief Executive Officer of Hornbeck Offshore Services, Inc. Following the merger, Mr. Larry Hornbeck served as a director and a member of the audit committee of Tidewater from March 1996 until October 2000. From 1969 to 1980, Mr. Larry Hornbeck served as an officer in various capacities, culminating as Chairman, President and Chief Executive Officer of Sealcraft Operators, Inc., a former NASDAQ- listed publicly traded offshore service vessel company operating 29 geophysical and specialty service vessels worldwide. He served on the board of directors and as chairman of the compensation committee of Costal Towing, an inland marine tug and barge company. Mr. Larry Hornbeck assisted in orchestrating the founding of the current Company and is the father of Mr. Todd M. Hornbeck, our Chairman of the Board, President and Chief Executive Officer. In addition to the leadership roles in which Mr. Larry Hornbeck has served or currently serves, he has extensive involvement in international and domestic marine industry associations. Mr. Larry Hornbeck helped form and served on the boards of several marine industry associations, including the OMSA, and the NOIA. He also served on the board of directors of the American Bureau of Shipping and the ISOA. We believe that Mr. Hornbeck is qualified to serve as Chairman Emeritus because Mr. Larry Hornbeck brings to our board of directors a deep understanding of the operations of a public company in the offshore service vessel industry. With his many years of experience as both Chief Executive Officer and Chairman of the Board of the original Hornbeck Offshore Services, Inc. and of Sealcraft Operators, Inc., Mr. Larry Hornbeck brings not only management expertise, and unique technical knowledge of offshore service vessels and their application, construction and operation, but also has longstanding relationships with customers and vendors. This, combined with his years of experience as Chairman Emeritus and his continued active involvement in the Company, make him an invaluable contributor to the Company.

Other Executive Officers

Carl G. Annessa joined Hornbeck in September 1997 and is currently serving as our Executive Vice President—Military, Engineering, Repair & Maintenance. Mr. Annessa previously served as our Chief Operating Officer from February 2002 to September 2020, which was prior to and during the Chapter 11 Cases. Prior to February 2002, Mr. Annessa served as our Vice President of Operations beginning in September 1997. Mr. Annessa is responsible for executive oversight of the Company’s fleet operations and for oversight of design and implementation of our vessel construction and modification programs. Prior to joining Hornbeck, Mr. Annessa was employed for 17 years by Tidewater in various technical and operational management positions, including management of large fleets of offshore supply vessels in the Arabian Gulf, Caribbean and West African markets, and was responsible for the design of several of Tidewater’s vessels. Mr. Annessa was employed for two years by Avondale Shipyards, Inc. as a naval architect before joining Tidewater. Mr. Annessa received a degree in naval architecture and marine engineering from the University of Michigan in 1979.

James O. Harp, Jr joined Hornbeck in 2001 and is currently serving as our Executive Vice President and Chief Financial Officer. Mr. Harp has served as the Chief Financial Officer for Hornbeck since joining the Company. He was appointed Executive Vice President in February 2005. Mr. Harp was the Executive Vice President and Chief Financial Officer of Hornbeck prior to and during the Chapter 11 Cases. Prior to that time, he served as our Vice President beginning in January 2001. Before joining the Company, Mr. Harp served as Vice President in the Energy Groups of

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investment banking firms RBC Dominion Securities Corporation, from August 1999 to January 2001, and Jefferies & Company, Inc. from June 1997 to August 1999. During his investment banking career, Mr. Harp worked extensively with marine-related oil service companies, including Hornbeck as an investment banker in connection with the Company’s private placement of common stock in November of 2000. From July 1982 to June 1997, he held roles of increasing responsibility in the tax section of Arthur Andersen LLP, ultimately serving as a Tax Principal, and had a significant concentration of international clients in the oil service and maritime industries. Since April 1992, he has also served as Treasurer and Director of SEISCO, Inc., a privately-held seismic brokerage company that he co-founded. In June 2023, Mr. Harp was appointed President of SEISCO, Inc. Mr. Harp is an inactive certified public accountant in Louisiana.

Samuel A. Giberga joined Hornbeck in January 2004 and is currently serving as our Executive Vice President, General Counsel and Chief Compliance Officer & Corporate Secretary. Mr. Giberga has served as the General Counsel of Hornbeck since joining the Company. He was appointed Corporate Secretary in January 2021, Executive Vice President and Chief Compliance Officer in June 2011, and served as Senior Vice President beginning in February 2005. Mr. Giberga was the Executive Vice President, General Counsel and Chief Compliance Officer of Hornbeck prior to and during the Chapter 11 Cases. Prior to joining Hornbeck, Mr. Giberga was engaged in the private practice of law for 14 years. He was a partner in the New Orleans-based law firm of Correro, Fishman, Haygood, Phelps, Walmsley & Casteix from February 2000 to December 2003 and served as a partner at Rice, Fowler, Kingsmill, Vance & Flint, LLP from March 1996 to February 2000. During his legal career, Mr. Giberga has worked extensively with marine and energy service companies in a variety of contexts with a concentration in general business, international and intellectual property matters. He was also a co-founder of Maritime Claims Americas, LLC, which operates a network of correspondent offices for marine protection and indemnity associations throughout Latin America. From June 2005 through February 2007, Mr. Giberga served as a director of the American Steamship Owners Mutual Protection and Indemnity Association Inc. (the American Club), a mutual protection and indemnity association in which the Company’s principal operating subsidiaries were then entered as members. Mr. Giberga occasionally serves as an adjunct professor in intellectual property law matters at Loyola University Law School in New Orleans.

John S. Cook is currently serving as our Executive Vice President, Chief Commercial Officer and Chief Information Officer and joined Hornbeck in May 2002. Mr. Cook has served as our Chief Information Officer since joining the Company. Mr. Cook was appointed Executive Vice President and Chief Commercial Officer in February 2013, and served as a Senior Vice President beginning in May 2008. Mr. Cook was initially designated an executive officer and appointed a Vice President of the Company in February 2006. Mr. Cook was the Executive Vice President, Chief Commercial Officer and Chief Information Officer of Hornbeck prior to and during the Chapter 11 Cases. Before joining Hornbeck, Mr. Cook held roles of increasing responsibility in the business consulting section of Arthur Andersen LLP from January 1992 to May 2002, ultimately serving as a Senior Manager. During his consulting career, Mr. Cook assisted numerous marine and energy service companies in various business process and information technology initiatives, including strategic planning and enterprise software implementations. Mr. Cook is an inactive certified public accountant in Louisiana and is a member of the American Institute of Certified Public Accountants and the Society of Louisiana Certified Public Accountants.

Family Relationships

Mr. Todd M. Hornbeck, the Chairman of the Board, President and Chief Executive Officer of the Company, is the son of Mr. Larry Hornbeck, who serves as Hornbeck’s Chairman Emeritus and assisted in orchestrating the founding of the current Company.

Composition of the Board of Directors

Our business and affairs are managed under the direction of our board of directors. Upon completion of this offering, the total authorized number of directors constituting the board of directors will initially consist of

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                 directors, and thereafter, our board of directors will have discretion to determine the size of the board of directors. Subject to certain exceptions, newly created director positions resulting from an increase in size of the board of directors and vacancies may be filled by our board of directors. See “Description of Capital Stock and Warrants—Size of Board of Directors and Vacancies.”

Director Independence

Pursuant to the corporate governance standards of the NYSE, a director employed by us cannot be deemed an “independent director,” and each other director will qualify as “independent” only if our board of directors affirmatively determines that he has no material relationship with us, either directly or as a partner, stockholder or officer of an organization that has a relationship with us. The fact that a director may own our capital stock is not, by itself, considered a material relationship. Based on information provided by each director concerning his or her background, employment and affiliations, our board of directors has affirmatively determined that each of                  are independent in accordance with the NYSE rules.

Securityholders Agreement

The Securityholders Agreement by and among the Company and the other parties thereto (as amended, the “Securityholders Agreement”) grants (subject to certain qualifications) (i) the principal stockholders managed or advised by Ares or its affiliates (the “Ares principal stockholders”) the right to designate (A) four directors so long as the Ares principal stockholders beneficially own at least 30% of the fully diluted shares of common stock of the Company (excluding shares issuable pursuant to the Creditor Warrants and the 2020 Management Incentive Plan), (B) two directors so long as the Ares principal stockholders own less than 30% but at least 20% of the fully diluted shares of common stock of the Company (excluding shares issuable pursuant to the Creditor Warrants and the 2020 Management Incentive Plan), and (C) one director so long as the Ares principal stockholders own less than 20% but at least 10% of the fully diluted shares of common stock of the Company (excluding shares issuable pursuant to the Creditor Warrants and the 2020 Management Incentive Plan); (ii) Whitebox the right to designate two directors to our board of directors so long as Whitebox owns at least 10% of the fully diluted shares of common stock of the Company (excluding shares issuable pursuant to the Creditor Warrants and the 2020 Management Incentive Plan); and (iii) Highbridge the right to designate two directors to our board of directors so long as Highbridge owns at least 10% of the fully diluted shares of common stock of the Company (excluding shares issuable pursuant to the Creditor Warrants and the 2020 Management Incentive Plan).

Upon completion of this offering, the members of our board of directors appointed by the Ares principal stockholders will include                 ,                 ,                 , and                 , the Whitebox designees to our board of directors will be                  and                 , and the Highbridge designees to our board of directors will be                  and                 .

There are no other arrangements or understandings between any director and any other person pursuant to which the director was selected as a director, other than the provisions of the Securityholders Agreement and those described herein, relating to the appointment of directors.

Board Committees

Upon the completion of this offering, our board of directors will have three standing committees: an audit committee, a compensation committee and a nominating and corporate governance committee. The composition and responsibilities of each committee following this offering are described below. Members serve on these committees until their resignation or until otherwise determined by our board.

For each committee below, the rules of the SEC and the exchange upon which we list our shares require us to have one independent committee member upon the listing of our common stock, a majority of independent

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committee members within 90 days of the effective date of the registration statement and all independent audit committee members within one year of the effective date of the registration statement.

Audit Committee

Upon the completion of this offering, our audit committee will consist of                 ,                  and                 , with                 serving as chair. Our board of directors has determined that                  and                  each satisfy the independence requirements for audit committee members under the listing standards of the NYSE and Rule 10A-3 of the Exchange Act.                  has been determined to be an audit committee “financial expert” as defined under SEC rules. All members of the audit committee are able to read and understand fundamental financial statements, are familiar with finance and accounting practices and principles and are financially literate. Our audit committee will be responsible for, among other things:

•	selecting and hiring our independent auditors, and approving the audit and non-audit services to be performed by our independent auditors;

•	assisting the board of directors in evaluating the qualifications, performance and independence of our independent auditors;

•	assisting the board of directors in monitoring the quality and integrity of our financial statements and our accounting and financial reporting;

•	reviewing the adequacy and effectiveness of our internal control over financial reporting processes;

•	reviewing with management and our independent auditors our annual and quarterly financial statements;

•

establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters;

•	preparing the audit committee report that the SEC requires in our annual proxy statement; and

•	reviewing related-party transactions.

Upon the completion of this offering, our board of directors will have adopted a written charter for the audit committee which will take effect upon the completion of this offering and which satisfies the applicable rules of the SEC and the listing standards of the NYSE. This charter will be posted on our website upon the completion of this offering.

Compensation Committee

Upon completion of this offering, our compensation committee will consist of                 ,                  and                 , with                  serving as chair. The compensation committee will be responsible for, among other things:

•

reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer, evaluating our chief executive officer’s performance in light of those goals and objectives, and, either as a committee or together with the other independent directors (as directed by the board of directors), determining and approving our chief executive officer’s compensation level based on such evaluation;

•

reviewing and approving, or making recommendations to the board of directors with respect to, the compensation of our other executive officers, including annual base salary, bonus, equity-based incentives and other benefits;

•	reviewing and recommending to our board of directors with respect to the compensation of our directors; and

•	reviewing and making recommendations with respect to our equity compensation plans.

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Upon the completion of this offering, our board of directors will have adopted a written charter for the compensation committee which will take effect upon the completion of this offering and which satisfies the applicable rules of the SEC and the listing standards of the NYSE. This charter will be posted on our website upon the completion of this offering.

Nominating and Corporate Governance Committee

Upon completion of this offering, we expect our nominating and corporate governance committee will consist of                 ,                  and                 , with                  serving as chair. The nominating and corporate governance committee is responsible for, among other things:

•	assisting our board of directors in identifying prospective director nominees and recommending nominees to the board of directors;

•	overseeing the evaluation of the board of directors and management;

•	reviewing developments in corporate governance practices and developing and recommending a set of corporate governance guidelines;

•	overseeing the Company’s sustainability plan; and

•	recommending members for each committee of our board of directors.

Upon the completion of this offering, our board of directors will have adopted a written charter for the nominating and corporate governance committee which will take effect upon the completion of this offering and which satisfies the applicable rules of the SEC and the listing standards of the NYSE. This charter will be posted on our website upon the completion of this offering.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serve on the board of directors or compensation committee of a company that has an executive officer that serves on our board of directors or compensation committee. No member of our board of directors is an executive officer of a company in which one of our executive officers serves as a member of the board of directors or compensation committee of that company.

Codes of Conduct

We have a Code of Conduct that applies to all of our officers and employees, including our principal executive officer, principal financial officer and principal accounting officer, and a Code of Business Conduct and Ethics for members of our board of directors, which are posted on our Internet website on the “Governance Highlights” page accessible through the “Investors” tab. Our Code of Conduct is a “code of ethics,” as defined in Item 406(b) of Regulation S-K. The information contained on, or accessible from, our website is not part of this prospectus by reference or otherwise. We will make any legally required disclosures regarding amendments to, or waivers of, provisions of our code of ethics on our website.

Corporate Governance Guidelines

Upon the completion of this offering, our board of directors will have established corporate governance guidelines in accordance with the corporate governance rules of the NYSE, which will be posted on our Internet website on the “Governance Highlights” page accessible through the “Investors” tab. The information contained on, or accessible from, our website is not part of this prospectus by reference or otherwise.

These corporate governance guidelines will include the definition of independence used by the Company to determine whether our directors and nominees for directors are independent, which are the same qualifications prescribed under the NYSE Listing Standards. Pursuant to these corporate governance guidelines, our

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non-management directors will be required to meet in separate sessions without management on a regularly scheduled basis, but no less than four times a year. Generally, these meetings may occur as an executive session without the management director in attendance in conjunction with regularly scheduled meetings of our board of directors throughout the year. If the non-management directors include directors that are not independent directors (as determined by our board of directors), the independent directors will be required to meet in at least one separate session annually that includes only the independent directors. Because the Chairman of the Board is also a member of management, the non-management directors’ and independent directors’ separate sessions will be presided over by the Lead Independent Director or, in his absence, by an independent director designated by the Lead Independent Director or elected by a majority of the independent directors.

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EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The purpose of this compensation discussion and analysis section is to provide information about the material elements of compensation that are paid, awarded to or earned by our “named executive officers,” who consist of our principal executive officer, principal financial officer and three other most highly compensated executive officers. For our fiscal year ended December 31, 2022 (“Fiscal 2022”), our named executive officers (“NEOs”) were:

•	Todd M. Hornbeck, Chairman of the Board, President and Chief Executive Officer;

•	James O. Harp, Jr., Executive Vice President and Chief Financial Officer;

•	Samuel A. Giberga, Executive Vice President, General Counsel and Chief Compliance Officer and Corporate Secretary;

•	John S. Cook, Executive Vice President, Chief Commercial Officer and Chief Information Officer; and

•	Carl G. Annessa, Executive Vice President—Military, Engineering, Repair & Maintenance.

Compensation Philosophy and Objectives

Upon completion of this offering, our compensation committee and our board of directors (our “Board”) will review and approve the compensation of our NEOs and oversee and administer our executive compensation programs and initiatives. As we return to being a public company, we expect that the components and underlying driving factors of our executive compensation programs will continue to evolve. Accordingly, the compensation paid to our NEOs for Fiscal 2022 is not necessarily indicative of how we will compensate our NEOs after this offering.

Our executive compensation programs reflect our entrepreneurial and innovative culture and philosophy. Executives, including our NEOs, are (i) hired to devise and execute strategies that create long-term stockholder value consistent with our mission statement and core values and (ii) appropriately rewarded for doing so.

The objectives of our executive compensation programs are to (i) attract and retain executives who possess abilities essential to the Company’s long-term competitiveness and success, (ii) support a performance-oriented environment and (iii) create a culture of ownership, allowing executives to share meaningfully with stockholders in the long-term enhancement of stockholder value. Our compensation program for executive officers rewards the following attributes:

•

Financial Performance. We reward decision-making that is designed to achieve operating results that increase stockholder value over the long-term and that compare favorably to the operating results of our peers.

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Excellence. We expect our executive officers to discharge their duties with excellence, professionalism and a high level of enthusiasm, integrity, diligence, analytical rigor, business acumen and attention to detail.

•	Leadership. Executives of the Company are expected to demonstrate leadership.

•	Teamwork. Executives are evaluated as members of a team, not merely as individuals.

•

Forward-Looking Focus. We believe executives need to focus not only on our short-term performance, but also on our long-term future. Accordingly, we compensate our executives in a manner that incentivizes them to manage our business in a way that enables us to meet our long-range objectives, as well as our short-term goals.

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Loyalty. We promote a culture of ownership throughout the Company and reward employees, including our NEOs, who remain dedicated to the Company over the long-term with equity ownership opportunities, as well as other forms of long-term compensation.

•	Prudent Operating Practices. The Company expects executive decision-making that promotes safe, effective, compliant and prudent work practices.

In addition to the factors above, we consider other factors in establishing compensation, such as our financial condition and available resources and the competition for the services of our executives, each as of the time of the applicable compensation decision. We consider the competitive market for corresponding positions within comparable geographic areas and companies of similar size and stage of development operating in our industry or in other industries that are relevant to us.

Compensation Committee Procedures

The compensation committee considers Company information, historical compensation information about each executive officer and data derived from market sources, including data regarding peer companies and current industry conditions, as points of reference for the appropriate mix of compensation elements.

The Role of the Compensation Committee. Our compensation committee is comprised solely of directors who (i) meet the independence requirements of Section 303A of the NYSE Listed Company Manual, the provisions of Section 952 of the Dodd-Frank Act and any rules or regulations promulgated thereunder and (ii) qualify as “Non -Employee Directors” under Rule 16b-3 of the Exchange Act.

The compensation committee is responsible for (i) establishing and administering an overall compensation program for our executive officers and approving all compensation for our executive officers, (ii) establishing and administering the Company’s policies governing annual cash compensation and equity incentive awards for employees other than our executive officers and (iii) ensuring that the administration of the Company’s incentive compensation and certain employee benefit plans is delegated appropriately in accordance with the applicable governing documents. The compensation committee meets multiple times each year to analyze and discuss the Company’s compensation plans, proposals and other compensation-related issues. From time to time, it also engages in informal sessions with and without executive management. These sessions usually coincide with the Company’s annual budget process. At the regular meeting of the compensation committee in the first quarter of each year, the compensation committee determines and approves the award, if any, of prior year cash incentive compensation. In addition, typically during the fourth quarter, the compensation committee determines the following year’s annual compensation for our executive officers, including the establishment of base salaries, determination of any potential cash incentive compensation targets and participation levels of each NEO and approval of long-term incentive awards under the Company’s 2020 Management Incentive Plan. The compensation awards approved by the committee are part of the annual budget approved by the Board, which is typically approved at the same time. When appropriate, the compensation committee recommends compensation or benefit policies or plans (or amendments to existing policies or plans) and amendments to employment agreements with our executive officers to the full Board. The Chief Executive Officer reviews the performance of the other executive officers and recommends to the compensation committee the base salary, cash incentive compensation, equity incentive compensation and other benefits for such executive officers. The compensation committee considers the Chief Executive Officer’s recommendations when establishing the base salary, cash incentive compensation, equity incentive compensation and other benefits for the other executive officers.

Compensation Consultant. The compensation committee has the authority to directly engage independent consultants. In late 2021, the compensation committee evaluated several independent consultants and engaged Lyons Benenson & Co. (“LB&Co.”) to perform a full compensation review and analysis for the Fiscal 2022 executive compensation season. As part of their review, LB&Co. provided advice on the compensation strategy and program design, compared the Company’s compensation programs with those of other companies and

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reviewed and recommended an updated peer group. LB&Co. also was retained to review and make recommendations concerning compensation for the fiscal year ending December 31, 2023. The compensation committee may choose to retain outside compensation consultants, such as LB&Co., to review compensation issues again in the future.

Benchmarks. We compete with other companies for executive talent. In doing so, we consider prevailing executive compensation trends in order to establish whether our compensation is appropriate, competitive and in-line with our overall executive compensation philosophy and objectives. The compensation committee considers competitive market data, including compensation levels and other information derived from: (i) public filings of publicly traded energy service companies identified by compensation consultants, other advisors or the compensation committee as having sufficiently similar operating characteristics with the Company so as to provide a source of meaningful comparison, or our Industry Peer Group; (ii) public filings of publicly traded marine service companies that are our direct competitors; and (iii) published survey information for the energy industry, as well as the broader commercial industry, when appropriate. Our competitive market is not comprised strictly of vessel owners, because the competition we face for certain executive talent is not limited to marine companies, and we believe that the number of such companies represents too small of a sample size for a reasonable comparison. Generally, the compensation committee considers how the compensation of our executives compares with the individual elements of, as well as the total direct compensation of, the NEOs of the groups described above.

In November of 2021, at the compensation committee’s request, LB&Co. identified and selected a peer group that was representative of the competitive compensation landscape and the marketplace for executive talent. The Industry Peer Group was again reviewed in November of 2022, and no changes were recommended. The companies that are included in the Company’s public company Industry Peer Group consist of the following:

Industry Peer Group Used to Benchmark 2021 and 2022 Executive Compensation

Bristow Group Inc. (VTOL)

Dril-Quip, Inc. (DRQ)

Forum Energy Technologies, Inc. (FET)

Great Lakes Dredge & Dock Corporation (GLDD)

Helix Energy Solutions Group, Inc. (HLX)

Kirby Corporation (KEX)

Newpark Resources, Inc. (NR)

Oceaneering International, Inc. (OII)

Oil States International, Inc. (OIS)

SEACOR Marine Holdings Inc. (SMHI)

TETRA Technologies, Inc. (TTI)

Tidewater Inc. (TDW)

Role of Executive Management in the Compensation Process. The compensation committee works with executive management with respect to the practical aspects of the design and execution of our executive compensation programs. Because our executive officers’ cash compensation is derived, in part, from the Company’s annual operating performance, the annual budget process is a key component of the process by which compensation is determined. The Chief Executive Officer and other members of management also evaluate comparative data of the Industry Peer Group and the broader commercial industry in order to compare proposed compensation against those offered by such peer companies and provide such information to the compensation committee. Following proposals made by executive management, including the Chief Executive Officer’s recommendations regarding the other NEOs, the compensation committee engages in one or more discussion sessions, with and without executive management, in order to make a final determination of compensation for the NEOs.

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Incentive Cash Compensation Metrics. The Company’s performance measures for incentive cash compensation generally consist of Adjusted EBITDA, relative safety performance and a discretionary component tied to the Company’s achievement of certain strategic objectives set by management and the Board. Adjusted EBITDA has historically been our most heavily weighted objective component because of the prominence that Adjusted EBITDA has in several facets of the Company’s operations. For instance, we disclose and discuss Adjusted EBITDA as a non-GAAP financial measure in our quarterly reports and conference calls with our financial constituents. Additionally, Adjusted EBITDA is used by management (i) as a supplemental internal measure for planning and forecasting overall expectations and for evaluating actual results against such expectations; (ii) when evaluating potential acquisition targets, whereby management compares our Adjusted EBITDA to that of the potential acquisition target; and (iii) to assess our ability to service existing fixed charges and incur additional indebtedness. The compensation committee may make certain adjustments to Adjusted EBITDA, including adjustments for gains or losses on early extinguishment of debt, asset sales, acquisitions, conversions or other investments funded by debt or new capital, growth resulting from investments funded with unreturned capital and other non-cash or non-recurring items, in years in which they have relevance to our compensation analysis and/or are unpredictable for budgeting purposes. In setting the Adjusted EBITDA target used as a component of our cash incentive compensation, the compensation committee historically set the Adjusted EBITDA target based on expected performance for the year considering industry conditions, competitor performance and expectations of the Board. This approach historically resulted in Adjusted EBITDA targets that were designed to incentivize management to perform at demanding levels. The Company has not historically changed the Adjusted EBITDA target for cash incentive compensation, other than, on occasion, to adjust for significant acquisitions, dispositions or financings that had occurred after, and were unanticipated at the time when, the Adjusted EBITDA target was originally set.

The safety component is evaluated by comparing the total recordable incident rate (also known as “TRIR”) with various industry benchmarks and our own prior safety performance. When selecting service providers, we know that our customers make decisions based on the safety performance of the provider. Therefore, we believe that by using a safety component in our objective performance measures, we will not only reinforce the culture of safety within our Company, which benefits our employees, but also should optimize revenue and improve our long-term performance sustainability.

We believe that these metrics incentivize management to strive for operating results that increase stockholder value, while reaffirming our commitment to operating our business at the highest levels of safety and with the utmost care and protection of the environment.

Elements of Compensation

Our current executive compensation program, which was set by our compensation committee, consists of the following components:

•	base salary;

•	annual cash incentive awards linked to our overall performance;

•	periodic grants of long-term equity-based compensation, such as time- or performance-based restricted stock units or options;

•	other executive benefits and perquisites; and

•	employment agreements, which contain termination and change of control benefits.

We combine these elements in order to formulate compensation packages that provide competitive pay, reward the achievement of financial, operational and strategic objectives and align the interests of our executive officers and other senior personnel with those of our stockholders.

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Pay Mix

The various components of our executive compensation program are related (but distinct) and are designed to emphasize “pay for performance,” with a significant portion of total compensation reflecting a risk aspect tied to achieving our long-term and short-term financial and strategic goals. Our compensation philosophy is designed to foster entrepreneurship at all levels of the organization and is focused on employee value and retention by making long-term, equity-based incentive opportunities a substantial component of our executive compensation. The appropriate level for each compensation component is based in part, but not exclusively, on internal equity and consistency, experience and responsibilities, as well as other relevant considerations, such as rewarding extraordinary performance and leadership qualities. When allocating compensation between long-term and currently paid out compensation, between cash and non-cash compensation or among different forms of non-cash compensation, we have focused on structuring overall compensation packages that serve the goals described above.

Base Salary

We pay a base salary to each of our executive officers in order to compensate them for their day-to-day services rendered to us over the course of each year. Each NEO’s base salary was contractually established pursuant to his Amended and Restated Employment Agreement, dated September 4, 2020 (each, an “EA”). Our compensation committee reviews base salaries annually, and each NEO’s may be increased, but not decreased (given the terms of each NEO’s EA), from the contracted amount. In performing its annual review, the compensation committee considers the scope of the NEO’s job responsibilities, the NEO’s unique skill sets and experience and individual contributions, market conditions, the NEO’s current compensation as compared to that provided by peer and competitor companies, including the Industry Peer Group, and the Company’s annual financial budget. In addition, the compensation committee considers the overall performance of the Company and the recommendations of the Chief Executive Officer concerning the compensation of the NEOs other than himself. For the Fiscal 2022 compensation season, the compensation committee engaged LB&Co. as its compensation consultant, and consistent with the recommendation of LB&Co., the compensation committee approved an increase in the base salary of each of the NEOs for Fiscal 2022.

With respect to all of our NEOs (other than our Chief Executive Officer), our compensation committee determined to establish base salaries that are equal for each, given their shared level of seniority and experience, as well as the multiple roles each has played in the management of our business. This approach could change in the future. The equalized pay for our most senior executives also enhances our core values of teamwork. The base salaries paid to our NEOs in Fiscal 2022 and in the fiscal year ended December 31, 2021 (“Fiscal 2021”) are set forth in the Summary Compensation Table below.

Bonus

We utilize non-equity incentive compensation, also referred to herein as “cash incentive compensation,” in order to reward the achievement of specific results each year and the relative out-performance of our peers for the applicable measurement period. Each NEO’s EA provides for the payment of cash incentive compensation to the extent earned based on performance, as measured against reasonably obtainable objective performance criteria determined by the compensation committee, after consultation with the Chief Executive Officer, no later than 90 days following the commencement of the applicable fiscal year. Each NEO’s EA also provides for a target cash incentive compensation opportunity for each fiscal year equal to 100% of the NEO’s annualized base salary for the fiscal year (the “Target Bonus”). Each NEO’s actual cash incentive compensation for the relevant fiscal year will equal a percentage of the Target Bonus, determined as follows:

•	50% of the Target Bonus, if threshold levels of performance for that fiscal year are achieved;

•	100% of the Target Bonus, if target levels of performance for that fiscal year are achieved;

•	200% of the Target Bonus, if maximum levels of performance for that fiscal year are achieved; and

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•

A percentage of the Target Bonus determined in accordance with the plan established by the compensation committee, if achieved performance for the fiscal year is in between threshold, target and maximum levels of performance.

In Fiscal 2021, the Company’s compensation program called for the award of cash incentive compensation based on relative achievement of two components: (i) Adjusted EBITDA (weighted 90%) and (ii) TRIR (weighted 10%). In Fiscal 2022, in an effort to motivate management to continue to make decisions that advance the Company’s strategic objectives, the compensation committee reduced the Adjusted EBITDA weighting to 80%, maintained the TRIR weighting at 10% and introduced a 10% weighted Strategic Plan component based upon the Board’s year-end assessment of various qualitative and quantitative factors that it deems relevant, in its sole discretion, to determine progress made by the Company toward achieving objectives set forth in the Company’s 2021-2023 Strategic Plan. The compensation committee annually revisits whether to change the vesting criteria or otherwise adjust the weighting of the Adjusted EBITDA, TRIR and discretionary Strategic Plan components. We refer to each of the Adjusted EBITDA, TRIR and discretionary Strategic Plan component weighting percentages herein as an “Applicable Percentage.”

The TRIR target uses annual industry safety benchmarks of IADC, ISOA and IMCA. Previously, we included the safety benchmark of OMSA; however, OMSA has discontinued publicizing its benchmark, so we no longer use OMSA as one of our of safety benchmarks. Because the Company has usually outperformed these industry safety benchmarks and in an effort to place an even greater emphasis on the preservation of our executive team’s focus on efficient, safe and environmentally sound operations, the maximum safety level is set at 10% better than the average of the three-best annual TRIRs achieved by the Company in the most recent ten years. This results in a more difficult standard of TRIR necessary to achieve the maximum potential vesting for that factor.

The following table sets forth, for Fiscal 2022, the threshold, target and maximum goals for each of the non-discretionary components and their Applicable Percentages. Achievement of a performance level in between “threshold” and “target” levels or “target” and “maximum” levels, as applicable, results in a payout of cash incentive compensation equal to (i) a percentage of base salary determined using straight-line interpolation, multiplied by (ii) the Applicable Percentage.

Component	Applicable Percentage	Threshold Goal (Payout of 50% of Base Salary)	Threshold Payout Attributable to Component	Target Goal (Payout of 100% of Base Salary)	Target Payout Attributable to Component	Maximum Goal (Payout of 200% of Base Salary)	Maximum Payout Attributable to Component
Adjusted EBITDA	80%	75% of the Adjusted EBITDA Target	40% of Base Salary	100% of the Adjusted EBITDA Target	80% of Base Salary	125% of the Adjusted EBITDA Target	160% of Base Salary

TRIR	10%	TRIR less than the lowest average of all three annual safety benchmarks for any year falling within the most recent three years compiled by IADC, ISOA and IMCA	5% of Base Salary	TRIR less than the lowest of any one of the three annual safety benchmarks for any year falling within the most recent three years compiled by IADC, ISOA and IMCA.	10% of Base Salary	TRIR at least 10% less than the Company’s three best annual TRIRs achieved in the last ten years	20% of Base Salary

A discussion concerning our use of TRIR in connection with compensation-related matters is found in the section captioned “Compensation Committee Procedures.”

For Fiscal 2022, (i) the Company’s Adjusted EBITDA was $205 million, which entitled each of the NEOs to receive a cash incentive compensation payout (in respect of the Adjusted EBITDA vesting criteria and based

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on the Applicable Percentage) equal to 160% of base salary (i.e., 200% of Base Salary x the Applicable Percentage of 80%); and (ii) the TRIR was 0.14, which entitled each of the NEOs to receive cash incentive compensation (in respect of the TRIR vesting criteria and based on the Applicable Percentage) equal to 14% of base salary (i.e., 140% of Base Salary x the Applicable Percentage of 10%).

The Strategic Plan component of cash incentive compensation, comprising 10% of the aggregate potential cash incentive compensation that can be earned, is awarded based upon the Board’s year-end assessment of various qualitative and quantitative factors that it deems relevant, in its sole discretion, to determine progress made by the Company toward achieving objectives set forth in the Company’s Fiscal 2021-2023 Strategic Plan. For Fiscal 2022 performance, the compensation committee considered the continued progress toward the Company’s goals of right-sizing the fleet (including the sale of over $20 million in low-spec equipment no longer useful in the Company’s core business and the acquisition of 15 highly specialized vessels from competitors’ fleets), the development and implementation of the Company’s inaugural sustainability report, the Company’s successful capitalization on initial oilfield recovery and the Company’s substantial progress toward diversification of its core revenue stream, and based on these factors, the compensation committee elected to award each NEO cash incentive compensation (in respect of the Strategic Plan component and based on the Applicable Percentage) equal to 20% of base salary (i.e., 200% of Base Salary x the Applicable Percentage of 10%). This resulted in a combined weighted-average cash incentive compensation payout equal to 194% of base salary to each NEO for Fiscal 2022.

In extraordinary circumstances, the compensation committee can award event-driven or accomplishment-specific bonuses to the NEOs, which would be independent of the cash incentive compensation derived under the formulaic approach. No such bonuses were awarded to the NEOs for Fiscal 2022.

Long-Term Equity-Based Compensation

We believe that the interests of our stockholders are best served when a meaningful portion of executive and management compensation is tied to equity ownership. On September 4, 2020, upon emergence from restructuring, we adopted the 2020 Management Incentive Plan (the “2020 Management Incentive Plan”). Under the 2020 Management Incentive Plan, the compensation committee is authorized to grant stock options, stock appreciation rights, time-vesting restricted stock units (“RSUs”), performance-vesting restricted stock units (“PSUs”) and other equity-based awards. The Company has historically used a combination of stock options, RSUs and PSUs as a means to incentivize long-term employment and performance and to align individual compensation with the objective of building stockholder value. The Company uses equity incentive compensation, with vesting based on time, performance or both, as a means of encouraging a “culture of ownership” among employees, including our NEOs. The compensation committee believes that by using equity-based forms of incentive compensation, the interests of the Company’s stockholders and the Company’s management employees remain aligned over the long-term. The compensation committee exercises discretion in determining the number and type of equity awards to be granted to our executive officers, including our NEOs, as long-term incentive compensation. In exercising its discretion, the compensation committee considers a number of factors, including individual responsibilities, industry conditions, competitive market data and individual and Company performance. Subject to the express provisions of the 2020 Management Incentive Plan and direction from the Board, the compensation committee is authorized, among other things, (i) to select the executive officers to whom equity awards will be granted; (ii) to determine the type, size, terms and conditions of equity awards to executive officers, including vesting provisions and whether such equity awards will be time or performance-based; and (iii) to establish the terms for treatment of equity awards upon an executive officer’s termination of employment.

In June 2022, we granted PSUs to each of our NEOs, and the PSUs are subject to both time-based and performance-based vesting conditions. Each NEO may vest in a percentage of the target number of shares of our common stock underlying his PSUs, with such vesting percentage ranging from 0% to 100%, subject to the NEO’s continued service until the earliest to occur of a Change of Control (as defined under the 2020

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Management Incentive Plan), an initial public offering (“IPO”) and September 4, 2027 (as applicable, the “Measurement Date”). Each grant of PSUs is divided into three equal tranches (each, a “Tranche”), and on the Measurement Date, the Tranches vest as follows (if at all): (i) Tranche A vests upon the achievement of a total enterprise value (“TEV”) of at least $500,000,000; (ii) Tranche B vests upon the achievement of a TEV of at least $750,000,000; and (iii) Tranche C vests upon the achievement of a TEV of at least $1,000,000,000.

If the Measurement Date is triggered by an IPO, the value of our common stock will be calculated using a volume-weighted average price (“VWAP”) on the stock exchange on which our common stock is listed for all trading days falling within the 90-consecutive calendar days following the IPO (the “Initial IPO Measurement Period”). In the event that any Tranche has not vested as of the end of the Initial IPO Measurement Period, the PSUs attributable to such Tranche shall remain eligible to vest following the Initial IPO Measurement Period (until all PSUs have vested or the final Measurement Date of September 4, 2027 shall have occurred, whichever occurs first), based on achievement of the relevant TEV threshold as of the last trading day of each subsequent fiscal quarter (taking into account the VWAP for all trading days falling within such fiscal quarter). Unlike in connection with an IPO Measurement Date, no further vesting shall occur following a Change of Control or the September 4, 2027 Measurement Date, such that any Tranche(s) that fail(s) to vest as of such time will be forfeited.

We also granted RSUs to each of our NEOs in June 2022. The RSUs are subject to time-based vesting conditions only and vest in three equal tranches on February 15th of each of 2023, 2024 and 2025, subject to the NEO’s continued service through the applicable vesting date (except in the case of an NEO’s qualifying termination (i.e., a termination without “cause” or for “good reason” (each, as defined in the 2020 Management Incentive Plan)) occurring prior to the end of the vesting period, in which case the NEO will be entitled to vest in the next tranche of his RSUs). Notwithstanding the foregoing, all of an NEO’s unvested RSUs will vest upon the consummation of a Change of Control, subject to his continued service through the date of such Change of Control.

Each RSU and PSU granted to our NEOs is credited with dividends paid in respect of one share of our common stock (“Dividend Equivalents”). Dividend Equivalents credited to an NEO’s respective account and attributable to any particular RSU or PSU (and earnings thereon, if applicable) will be distributed to such NEO upon settlement of such RSU or PSU, as applicable, and if such RSU or PSU is forfeited, such NEO shall have no right to such Dividend Equivalents. For the avoidance of doubt, any Dividend Equivalents paid in respect of an RSU or PSU will be subject to the same vesting conditions as apply to the underlying award. Any payments made pursuant to the Dividend Equivalents will be paid in either cash or, to the extent such rights are paid in shares of our common stock, shares of our common stock.

As indicated by the allocation set forth in the table below, the ratio of time-based awards to performance-based awards favors time-based awards, emphasizing the retentive quality of our equity-based compensation. The number of PSUs set forth in the following table reflects achievement of target award levels (i.e., 100% vesting).

Executive	Fiscal 2022 RSUs	Fiscal 2022 PSUs
Todd M. Hornbeck	56,264	33,758
James O. Harp, Jr.	23,443	14,066
Samuel A. Giberga	23,443	14,066
John S. Cook	23,443	14,066
Carl G. Annessa	23,443	14,066

In addition to the RSUs and PSUs discussed above, the NEOs were also granted stock options and RSUs in September 2020, all of which are reflected in the Outstanding Equity Awards at 2022 Fiscal Year-End table, below.

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Other Executive Benefits and Perquisites

We provide our NEOs and our other employees with certain perquisites and other personal benefits as part of providing a competitive executive compensation program and for employee retention. We do not gross-up our NEOs or our other employees for taxes payable in respect of their perquisites received. The following table generally identifies the Company’s benefit plans and identifies those employees who may be eligible to participate. The NEOs participate in the following benefit plans in the same manner that our employees do, except where noted below:

Benefit Plan	Executive Officers (including NEOs)	Certain Managers	Full-Time Employees
Medical Insurance(1)	X	X	X
Dental Insurance(1)	X	X	X
Vision Insurance(1)	X	X	X
Employee Assistance Plan	X	X	X
Life and Disability Insurance(2)	X	X	X
Flexible Spending Accounts	X	X	X
401(k) Plan	X	X	X

(1)	In Fiscal 2022, each of our NEOs had a supplemental medical insurance policy that pays for all of the NEO’s eligible out-of-pocket medical, dental and vision expenses.
(2)

The NEOs, the Company’s Vice Presidents and certain other officers have Company-paid basic life and accidental death and dismemberment insurance in an amount equal to 1.5 times their base salary, up to $300,000. All other employees have Company-paid basic life and accidental death and dismemberment insurance in an amount equal to 1.5 times their base salary, up to $100,000. In addition, the NEOs, the Company’s Vice Presidents and certain other officers are eligible to receive disability benefits as long as they are disabled from performing their own occupation. For all other employees, they are entitled to disability benefits for up to 36 months, if they are disabled from performing their own occupation, and in order to be entitled to disability benefits after 36 months, they must be unable to work in any occupation.

The Company believes it should provide limited perquisites for its executive officers. As a result, the Company has historically provided nominal perquisites. The following table generally illustrates the perquisites we do (and do not) provide and identifies those employees who may be eligible to receive them:

Type of Perquisite	Executive Officers (including NEOs)	Certain Managers	Certain Full-Time Employees
Company Vehicle	X	Not offered	X
Vehicle Allowance	Not offered	X	X
Supplemental Medical Insurance	X	Not offered	Not offered
Country Club Memberships	Not offered	Not offered	Not offered
Dwellings for Personal Use	Not offered	Not offered	Not offered
Security Services	Not offered	Not offered	Not offered
Supplemental Executive Retirement Program (SERP)	Not offered	Not offered	Not offered
Deferred Compensation Plan	X(1)	Not offered	Not offered

(1)	A Deferred Compensation Plan was adopted by the Board in 2007. However, no matching provision has been authorized under the plan, and, to date, no NEO has availed himself of participation therein.

Employment Agreements and Severance Benefits

We believe that a strong, experienced management team is essential to the best interests of the Company and our shareholders. As noted above, we have entered into EAs with the NEOs in order to, among other things, minimize employment security concerns, including those arising in the course of negotiating and completing a

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significant transaction. The EAs provide for severance benefits, which are payable only if the NEO is terminated by the Company without “cause” or the NEO resigns for “good reason,” in each case, whether or not in connection with a change of control; these benefits are enumerated and quantified in the section captioned “Potential Payments Upon Termination or Change of Control.”

Section 162(m)

Section 162(m) of the Internal Revenue Code limits us to a deduction for federal income tax purposes of no more than $1 million of compensation paid to certain executive officers in a taxable year. Although we are mindful of the benefits of tax deductibility when determining executive compensation, we may approve compensation that will not be fully-deductible in order to ensure competitive levels of total compensation for our executive officers.

Section 409A Considerations

Another section of the Code, Section 409A, affects the manner in which deferred compensation opportunities are offered to our employees, because Section 409A requires, among other things, that “non-qualified deferred compensation” be structured in a manner that limits employees’ abilities to accelerate or further defer certain kinds of deferred compensation. We intend to operate our existing compensation arrangements that are covered by Section 409A in accordance with the applicable rules thereunder, and we will continue to review and amend our compensation arrangements where necessary to comply with Section 409A.

Code Section 280G

With respect to certain payments made or benefits provided to executives in connection with a change in control of a corporation that constitute “parachute payments” (as defined in Code Section 280G), Code Section 280G disallows a tax deduction for the payor with respect to, and Code Section 4999 imposes a 20% excise tax on the individual receiving, any such “parachute payments” that constitute “excess parachute payments” (as defined in Code Section 280G). Generally, such payments and benefits are in the nature of compensation that is linked to or triggered by a change in control and may include, but are not limited to, bonus payments, severance payments and accelerated vesting and payouts in respect of awards under long-term incentive plans, including equity-based compensation. None of our NEOs is entitled to any gross-up with respect to any excise taxes that may be imposed under Code Section 4999, and as noted in the “Narrative Description to the Summary Compensation Table” and the “Grants of Plan-Based Awards Table for the 2022 Fiscal Year,” each NEO’s EA provides for a “best-net” cutback.

Post Year-End Actions Affecting Compensation

As discussed above, in March of each year, the compensation committee determines the cash incentive compensation and/or bonuses for the NEOs for services provided during the previous fiscal year. The compensation committee also determines equity incentive compensation awards for the NEOs, taking into account services provided during the previous fiscal year and the intended incentive for long-term employment and performance. All budgeted annual base salaries, equity incentive awards, potential cash incentive awards and performance targets related thereto, which are applicable to the NEOs, are addressed by the Board in its final approval of the Company’s annual budget.

Compensation Risk Assessment

Once a publicly traded company, we will be subject to SEC rules regarding risk assessment. Those rules require a publicly traded company to determine whether any of its existing incentive compensation plans, programs or arrangements create risks that are reasonably likely to have a material adverse effect on the Company. We do not believe that any of our incentive compensation plans, programs or arrangements create risks that are reasonably likely to have a material adverse effect on the Company.

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Summary Compensation Table

The table below sets forth the annual compensation awarded to or earned by our NEOs for Fiscal 2022 and Fiscal 2021.

Name and Principal Position	Year	Salary ($)(1)	Stock Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)(3)	All Other Compensation ($)(4)	Total ($)
Todd M. Hornbeck	2022	750,000	3,868,245	1,455,000	49,078	5,635,871
Chairman, President & Chief Executive Officer	2021	637,500		1,275,000	40,007	1,952,507

James O. Harp, Jr.	2022	400,000	1,611,762	776,000	46,445	2,631,516
EVP & Chief Financial Officer	2021	360,000		720,000	30,786	1,110,786

Samuel A. Giberga	2022	400,000	1,611,762	776,000	44,751	2,629,822
EVP, General Counsel, Chief Compliance Officer & Corporate Secretary	2021	305,000		610,000	34,065	949,065

John S. Cook	2022	400,000	1,611,762	776,000	44,106	2,629,177
EVP, Chief Commercial Officer & Chief Information Officer	2021	320,000		640,000	32,694	992,694

Carl G. Annessa	2022	400,000	1,611,762	776,000	44,623	2,629,694
EVP—Military, Engineering, Repair & Maintenance	2021	320,000		640,000	32,029	992,029

(1)	The amounts in this column reflect the actual base salaries earned by our NEOs for Fiscal 2022 and Fiscal 2021.
(2)

The amounts in this column reflect the grant date fair values (computed in accordance with FASB ASC Topic 718) of the RSU and PSU awards granted to the NEOs in Fiscal 2022. See Note 13 to our Financial Statements included elsewhere in this prospectus for the assumptions used in calculating the grant date fair values. For the RSUs, the amounts reported in this column reflect the aggregate grant date fair value computed in accordance with ASC Topic 718. For the PSUs, the amounts reported in this column are based on the probable outcome of the PSUs’ performance conditions as of the grant date, consistent with the estimate at the grant date of our aggregate compensation cost to be recognized over the PSUs’ service period in accordance with FASB ASC Topic 718, and assumes that the maximum number of the PSUs vest and participate in distributions.

(3)

The amounts in this column reflect bonuses paid to our NEOs for Fiscal 2022 and Fiscal 2021 performance, pursuant to the terms of the annual cash incentive compensation opportunities set forth in their respective employment agreements and the Company’s cash incentive compensation program in effect for Fiscal 2022 and Fiscal 2021, respectively.

(4)

The amounts in this column reflect the following amounts paid to our NEOs for Fiscal 2022: (i) employer-paid automobile lease, fuel and insurance expenses, which total $23,192, $20,559, $18,865, $18,220 and $18,365 for each of Messrs. Hornbeck, Harp, Giberga, Cook and Annessa, respectively, (ii) employer-paid term life insurance policy expenses for each NEO, (iii) employer-paid supplemental health insurance policy expenses in the amount of $16,728 for Mr. Annessa and $16,356 for each of the other NEOs and (iv) 401(k) matching contributions, which total $9,150 for each of Messrs. Hornbeck, Harp, Giberga, Cook and Annessa.

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Grants of Plan-Based Awards for the 2022 Fiscal Year

The following table summarizes the non-equity incentive plan awards and equity incentive plan awards granted to our NEOs during Fiscal 2022. All numbers have been rounded to the nearest whole dollar or unit.

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards(2)			All Other Stock Awards(3) (#)	Grant Date Fair Value of Stock and Option Awards(4) ($)
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)
Todd M. Hornbeck	3/28/2022	375,000	750,000	1,500,000
	6/9/2022							56,264	2,417,664
	6/9/2022				11,253	22,505	33,758		1,450,581

James O. Harp, Jr.	3/28/2022	200,000	400,000	800,000
	6/9/2022							23,443	1,007,346
	6/9/2022				4,689	9,377	14,066		604,416

Samuel A. Giberga	3/28/2022	200,000	400,000	800,000
	6/9/2022							23,443	1,007,346
	6/9/2022				4,689	9,377	14,066		604,416

John S. Cook	3/28/2022	200,000	400,000	800,000
	6/9/2022							23,443	1,007,346
	6/9/2022				4,689	9,377	14,066		604,416

Carl G. Annessa	3/28/2022	200,000	400,000	800,000
	6/9/2022							23,443	1,007,346
	6/9/2022				4,689	9,377	14,066		604,416

(1)

For Fiscal 2022, each NEO was eligible to receive non-equity incentive plan compensation based on the achievement of objective performance goals (for the EBITDA and TRIR components) and the discretion of the compensation committee (for the Strategic Plan component only). The amount actually paid to each NEO in respect of Fiscal 2022 pursuant to these criteria is reflected in the “Summary Compensation Table” under the heading “Non-Equity Incentive Plan Compensation.”

(2)	The amounts in this column reflect the PSUs granted to our NEOs pursuant to the 2020 Management Incentive Plan in Fiscal 2022.
(3)

The amounts in this column reflect the RSUs granted to our NEOs pursuant to the 2020 Management Incentive Plan in Fiscal 2022. All RSUs granted in Fiscal 2022 were subject to time-vesting conditions only.

(4)

For the RSUs granted in Fiscal 2022, the total dollar amounts in this column equal the product of (i) the number of RSUs indicated in the “All Other Stock Awards” column, multiplied by (ii) the fair value of our common stock as of the grant date ($42.97 per share), determined in accordance with FASB ASC Topic 718. For the PSUs granted in Fiscal 2022, the total dollar amounts in this column equal the product of (i) the number of PSUs indicated in the Maximum column, multiplied by (ii) the fair value of our common stock as of the grant date ($42.97 per share), determined in accordance with FASB ASC Topic 718.

Narrative Description to the Summary Compensation Table and the Grants of Plan-Based Awards Table for the 2022 Fiscal Year

Amended and Restated Employment Agreements

As noted above, each of our NEOs is a party to an EA that provides for such NEO’s initial annual base salary, target annual cash incentive compensation opportunity, certain severance benefits (as described in detail in the section titled “Potential Payments upon Termination or Change of Control”), entitlement to reimbursement of reasonable business expenses and eligibility to participate in our benefit plans generally.

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At the end of Fiscal 2022, Mr. Hornbeck’s annualized base salary was $750,000, and each of the other NEOs had an annualized base salary of $400,000, and each of the NEOs (including Mr. Hornbeck) had a target annual cash incentive compensation opportunity equal to 100% of his annualized base salary. As previously noted, the various components of our executive compensation program are related but distinct and are designed to emphasize “pay for performance,” with a significant portion of total compensation reflecting a risk aspect tied to achieving our long-term and short-term financial and strategic goals. For Fiscal 2022, each NEO’s annual base salary represents approximately 15% or less of the NEO’s total compensation, and each NEO’s annual cash incentive compensation represents approximately 30% or less of the NEO’s total compensation.

The EAs subject the NEOs to the following restrictive covenants: (i) perpetual confidentiality, (ii) employment term and 2-year post-employment (A) non-competition and (B) employee and individual service provider (with a 6-month lookback) non-solicitation and no hire, (iii) mutual non-disparagement and (iv) assignment of inventions. The EAs also contain a Section 280G “best-net” cutback, which provides that any payments and/or benefits that constitute “parachute payments” (as defined under Section 280G of the Code) will be reduced to the extent necessary to avoid the imposition any excise tax under Section 4999 of the Code, but only to the extent that the reduction results in the NEO receiving a greater amount (on an after-tax basis) than the NEO would receive absent such reduction.

Grant of Equity Incentive Awards

In Fiscal 2022 and under the 2020 Management Incentive Plan (as described above), Mr. Hornbeck was granted 56,264 RSUs and 33,758 PSUs and each of Messrs. Harp, Giberga, Cook and Annessa was granted 23,443 RSUs and 14,066 PSUs. These equity incentive awards are described in more detail above in the section titled “Long-Term Equity-Based Compensation.”

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Outstanding Equity Awards at 2022 Fiscal Year-End

The following table provides information on the stock option and stock award holdings of our NEOs as of the end of Fiscal 2022. This table includes unexercised stock options and unvested RSUs and PSUs. The vesting dates for each award are shown in the accompanying footnotes. The market value of the stock awards was determined using a price per share of $55.53, which is the fair market value of a share of our common stock as of December 31, 2022, as determined based on the independent valuation report prepared on our behalf, dated February 9, 2023.

				Stock Awards
Name	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)(1)	Option Exercise Price ($)	Option Expiration Date	Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)		Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(5)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)		Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(5)
Todd M. Hornbeck	125,388	10.00	9/4/2030
				70,732	(2)	3,927,748
				56,264	(3)	3,124,340
							33,758	(4)	1,874,581
James O. Harp, Jr.	52,245	10.00	9/4/2030
				29,472	(2)	1,636,580
				23,443	(3)	1,301,790
							14,066	(4)	781,084
Samuel A. Giberga	52,245	10.00	9/4/2030
				29,472	(2)	1,636,580
				23,443	(3)	1,301,790
							14,066	(4)	781,084
John S. Cook	52,245	10.00	9/4/2030
				29,472	(2)	1,636,580
				23,443	(3)	1,301,790
							14,066	(4)	781,084
Carl G. Annessa	52,245	10.00	9/4/2030
				29,472	(2)	1,636,580
				23,443	(3)	1,301,790
							14,066	(4)	781,084

(1)

On September 4, 2020, each of our NEOs received an award of stock options that is comprised of three equal tranches, with each tranche subject to both time-vesting and performance-vesting conditions. The stock options time-vest ratably on each of the first three anniversaries of June 19, 2020, subject to the NEO’s continued employment through the applicable vesting date (except in the case of an NEO’s “qualifying termination” (i.e., a termination without “cause” or for “good reason” (each as defined in the 2020 Management Incentive Plan)) occurring prior to the end of the vesting period, in which case the NEO will be entitled to time-vest in the next tranche of the NEO’s stock options that is scheduled to time-vest on the next vesting date, with such stock options remaining outstanding and eligible to performance-vest following such “qualifying termination”). The stock options performance-vest based on the achievement of specified TEV levels, such that the NEO will only performance-vest if and when (i) a “change of control” (as defined in the 2020 Management Incentive Plan), an initial public offering or September 4, 2027 occurs and (ii) the implied TEV as of such time equals or exceeds the specified TEV threshold for such tranche.

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(2)

On September 4, 2020, each of our NEOs received an award of RSUs subject to time-based vesting conditions only. One-third of such RSUs vested on June 19th of each of 2021 and 2022, and the remaining one-third of such RSUs vested on June 19, 2023, in each case, subject to the NEO’s continued service through the applicable vesting date (except in the case of an NEO’s “qualifying termination” (i.e., a termination without “cause” or for “good reason” (each as defined in the 2020 Management Incentive Plan)) occurring prior to the end of the vesting period, in which case the NEO would have been entitled to vest in the next tranche of the NEO’s RSUs that was scheduled to vest on the NEO’s next vesting date). Notwithstanding the foregoing, all of an NEO’s unvested RSUs would have vested upon the consummation of a “change of control,” subject to his continued service through the date of such “change of control.” These awards will settle on the earlier to occur of a “change of control” and September 4, 2027.

(3)

As previously described in the sections titled “Grants of Plan-Based Awards for the 2022 Fiscal Year” and “Long-Term Equity-Based Compensation,” on June 9, 2022, each of our NEOs received an award of RSUs, all of which are subject to time-based vesting conditions only and vest and settle in three equal tranches on February 15th of each of 2023, 2024 and 2025, subject to the NEO’s continued service through the applicable vesting date (except in the case of the NEO’s “qualifying termination” occurring prior to the end of the vesting period, in which case the NEO will be entitled to vest in the next tranche of his RSUs that is scheduled to vest on the next vesting date). Notwithstanding the foregoing, all of an NEO’s unvested RSUs will fully vest upon the consummation of a “change of control,” subject to the NEO’s continued service through the date of such “change of control.”

(4)

As previously described in greater detail in the sections titled “Grants of Plan-Based Awards for the 2022 Fiscal Year” and “Long-Term Equity-Based Compensation,” on June 9, 2022, each of our NEOs received an award of PSUs subject to both time-based and performance-based vesting conditions.

(5)

Calculated by multiplying (i) the number of shares of our common stock underlying the unvested portion of the RSU or PSU award, as applicable, by (ii) the fair market value of our common stock as of December 31, 2022, which was $55.53.

Option Exercises and Stock Vested in the 2022 Fiscal Year

The following table provides information, on an aggregate basis, about our NEOs’ stock awards that vested during Fiscal 2022. None of our NEOs exercised stock options in Fiscal 2022.

	Stock Awards
Name	Number of Shares Acquired on Vesting (#)(1)	Value Realized on Vesting ($)(2)
Todd M. Hornbeck	70,732	3,032,280
James O. Harp, Jr.	29,472	1,263,464
Samuel A. Giberga	29,472	1,263,464
John S. Cook	29,472	1,263,464
Carl G. Annessa	29,472	1,263,464

(1)

The amounts reported in this column represent the RSUs that were granted to each NEO on September 4, 2020, of which 33.33% vested on June 19, 2022. For further information regarding such RSUs that vested during Fiscal 2022 for each of the NEOs, see the below section titled “—Non-Qualified Deferred Compensation.”

(2)

The value realized on vesting was calculated by multiplying (i) the number of RSUs that vested, by (ii) the fair market value of a share of our common stock as of June 19, 2022, the vesting date (i.e., $42.87). None of these RSUs will settle until the earlier to occur of a “change of control” and September 4, 2027.

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Non-Qualified Deferred Compensation

The following table provides information, on an aggregate basis, about our NEOs’ vested RSUs for which settlement was deferred during Fiscal 2022 and Fiscal 2021.

Name	Registrant Contributions in Last FY(1) ($)	Aggregate Balance at Last FYE(2) ($)
Todd M. Hornbeck	$3,927,748	$7,855,496
James O. Harp, Jr.	$1,636,580	$3,273,160
Samuel A. Giberga	$1,636,580	$3,273,160
John S. Cook	$1,636,580	$3,273,160
Carl G. Annessa	$1,636,580	$3,273,160

(1)

The amounts reported in this column represent the aggregate dollar value of the vested RSUs for which the settlement during Fiscal 2022 was deferred pursuant to the terms of the 2020 Management Incentive Plan. In the case of each NEO, these RSUs were granted on September 4, 2020 and vested on June 19, 2022, but settlement was subsequently deferred (i.e., 70,732 RSUs of Mr. Hornbeck were deferred, and 29,472 RSUs of each other NEO were deferred). For each NEO, the reported amount was calculated by multiplying (i) the number of RSUs that vested and were deferred during Fiscal 2022, by (ii) the fair market value of a share of our common stock as of December 31, 2022 (i.e., $55.53).

(2)

The aggregate balance was calculated by multiplying (i) the aggregate number of RSUs that vested and was deferred during Fiscal 2022 and Fiscal 2021, by (ii) the fair market value of a share of our common stock as of December 31, 2022 (i.e., $55.53). None of these RSUs will be settled until the earlier to occur of a “change of control” and September 4, 2027. Upon such settlement, amounts in this column will reflect any dividend equivalents that were previously accrued during the prior periods and be net of any vested RSUs that are used to satisfy any tax withholding obligations.

Potential Payments Upon Termination or a Change of Control

In this section, we describe payments and benefits that may be made to our NEOs upon the occurrence of certain terminations of employment and/or a change of control, assuming that such event occurred on the last day of Fiscal 2022.

Payments upon Termination of Employment due to Death or Disability

The EAs provide that upon a termination of the NEO’s employment due to the NEO’s death or “disability” (as defined therein), the NEO will receive the following severance benefits: (i) a pro-rata annual bonus, based on actual performance for the year in which the termination occurs, and (ii) reimbursement for the employer portion of the NEO’s COBRA premiums for 12 months.

Each NEO’s outstanding stock options that have time-vested as of such NEO’s termination due to death or “disability” will remain outstanding and eligible to performance-vest to the extent the applicable performance conditions are actually achieved.

Payments upon a Termination of Employment without Cause or for Good Reason

The EAs provide that upon a termination of the NEO’s employment by the Company without “cause” (including due to the Company’s non-renewal of the employment term) or by the NEO for “good reason” (each as defined therein and summarized below, and each such termination, a “Qualifying Termination”), subject to the NEO’s execution and non-revocation of a release of claims in favor of the Company, the NEO will receive the following severance benefits (the “Severance Benefits”): (i) 2 times (or, for Mr. Hornbeck only, 2.5 times)

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the sum of the NEO’s base salary and target bonus, payable over the 24-month period following termination; (ii) a pro-rata annual bonus (the “Pro-Rata Annual Bonus”), based on actual performance for the fiscal year in which the termination occurs, provided, that such termination occurs at least half way through the applicable fiscal year; and (iii) reimbursement for the employer portion of the COBRA premiums for 24 months (or, for Mr. Hornbeck only, 30 months, provided that such amount shall still be payable over the 24-month period following termination); provided, that, if the Qualifying Termination occurs within the 2-year period following (or within the 6-month period preceding) a “change of control,” then the (x) Severance Benefits will be payable in a lump sum to the NEO on or about the 60th day following such “change of control” and (y) Pro-Rata Annual Bonus will be determined based on deemed achievement of target performance for the fiscal year in which the termination occurs regardless of when the termination occurs during such fiscal year.

Additionally, upon a Qualifying Termination, each NEO will (i) vest in the tranche of RSUs next scheduled to vest following such Qualifying Termination, if any; (ii) time-vest in the tranche of stock options next scheduled to time-vest following such Qualifying Termination, if any; and (iii) be entitled to, with respect to any stock options that have time-vested as of the Qualifying Termination date (after accounting for the acceleration set forth in clause (ii)), have such time-vested stock options remain outstanding and eligible to performance-vest to the extent the applicable performance conditions are actually achieved.

The EAs define “cause” as any of the NEO’s: (i) conviction of either (A) a felony involving moral turpitude or (B) any crime in connection with the NEO’s employment that causes the Company and each of its subsidiaries and affiliates (collectively, the “Company Group”) a substantial detriment (in each case, excluding traffic offenses); (ii) actions or inactions that clearly are contrary to the best interests of the Company Group and the express directives of our Board; provided, that, such actions or inactions by the NEO cause the Company Group a substantial detriment or could reasonably be expected to cause a substantial detriment to the Company Group as determined by the board in good faith; (iii) willful failure to take actions permitted by law and necessary to implement policies of our Board that our Board has communicated to the NEO in writing; provided, that, such policies that are reflected in minutes of our Board meeting attended in its entirety by the NEO shall be deemed communicated to the NEO to the extent the NEO received a copy of such minutes from the secretary or the general counsel of the Company promptly following approval by our Board; (iv) continued failure to attend to the NEO’s material duties as an executive officer of the Company Group following the NEO’s receipt of written notice from our Board of such failure; provided, that, such failure by the NEO causes the Company Group a substantial detriment or could reasonably be expected to cause a substantial detriment to the Company Group as determined by our Board in good faith; (v) commission of an act of fraud or material act of dishonesty or misappropriation involving the Company Group; (vi) willful violation of law or gross negligence that is substantially detrimental to the Company; (vii) material breach or material violation of the EA or any other written agreement with a member of the Company Group, or any material violation of any written policy of the Company Group; provided, that, such material breach or material violation by the NEO causes the Company Group a substantial detriment or could reasonably be expected to cause a substantial detriment to the Company Group as determined by the board in good faith; or (viii) habitual use of illicit drugs or habitual abuse of alcohol that, in the reasonable good faith opinion of our Board, renders the NEO unfit to serve as an officer of the Company Group. If any determination of habitual use or substantial dependence under clause (viii) is disputed by the NEO, the Company and the NEO agree to abide by the decision of a panel of 3 physicians appointed in the manner specified in the applicable EA. For purposes of this “cause” definition, no action or inaction will be considered “willful” or constitute “gross negligence,” if the NEO had a reasonable, good faith belief that such action or inaction was in the best interests of the Company Group. Anything in the EA to the contrary notwithstanding, the NEO shall not be terminated for “cause” under the EA, unless (A) written notice stating the basis for the termination is provided to the NEO, and (B) with the exception of the NEO’s conviction of either a felony involving moral turpitude or any crime in connection with the NEO’s employment that causes the Company Group a substantial detriment (in each case, excluding traffic offenses), the NEO is given 10 business days to cure the neglect or conduct that is the basis of such claim, to the extent curable.

The EAs define “good reason” as, unless otherwise agreed to in writing by the NEO, (i) any material diminution in the NEO’s titles, duties, responsibilities, status or authorities with the Company or any of its

CONFIDENTIAL TREATMENT REQUESTED BY

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material operating subsidiaries; (ii) a material reduction in the NEO’s base salary or target bonus; (iii) a relocation of the NEO’s primary place of employment to a location more than 35 miles farther from the NEO’s primary residence than the current location of the Company’s offices in Louisiana as of June 19, 2020; or (iv) a material breach by the Company of the EA or any other agreement between the Company and the NEO. In order to invoke a termination for “good reason,” (A) the NEO must provide written notice within 45 days of the NEO becoming aware of the occurrence of any event of “good reason”; (B) the Company must fail to cure such event within 30 days of the giving of such notice; and (C) the NEO must terminate employment within 45 days following the expiration of the Company’s cure period.

Payments upon a Change of Control

Upon a “change of control,” (i) 100% of the NEO’s then-unvested RSUs will accelerate and vest; (ii) the time-vesting condition of the NEO’s then-unvested stock options will be deemed fully satisfied; and (iii) the NEO’s then-unvested PSUs will vest only if the applicable performance hurdles are achieved in connection with such change of control. Upon a “Qualifying Termination” (as described above) in connection with a change of control, each NEO shall be entitled to the Severance Benefits described above in the section titled “—Payments upon a Termination of Employment without Cause or for Good Reason,” except that the NEO shall be entitled to the Pro-Rata Annual Bonus regardless if such termination occurs prior to the midpoint of the fiscal year and shall be based on target performance and all amounts shall be paid in a lump sum.

CONFIDENTIAL TREATMENT REQUESTED BY

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The table sets forth the estimated payments and benefits payable upon the occurrence of the events described in this section. In estimating the value of such payments, the table assumes that (i) the NEO’s employment was terminated and/or a “change of control” occurred, in each case on December 31, 2022; (ii) each NEO’s compensation rates were the same as in effect on December 31, 2022; and (iii) the market value of the stock awards is based on the closing market price of our common stock as of December 31, 2022, which was $55.53.

Officer	Type of Payment	Termination Without Cause or for Good Reason ($)	Termination Due to Death ($)	Termination Due to Disability ($)	Occurrence of a Change of Control
Todd M. Hornbeck	Cash Severance	3,750,000	—	—
	Stock Award Vesting(2)	4,969,158	—	—	20,900,813
	Pro-Rata Annual Bonus(1)	1,380,000	1,380,000	1,380,000
	Health and Welfare Benefits	175,646	345,957	71,362
	Total	10,274,804	1,725,957	1,451,362	20,900,813

James O. Harp, Jr.	Cash Severance	1,600,000	—	—	—
	Stock Award Vesting(2)	2,070,492	—	—	8,708,746
	Pro-Rata Annual Bonus(1)	736,000	736,000	736,000	—
	Health and Welfare Benefits	150,237	338,703	76,222	—
	Total	4,556,729	1,074,703	812,222	8,708,746

Samuel A. Giberga	Cash Severance	1,600,000	—	—	—
	Stock Award Vesting(2)	2,070,492	—	—	8,708,746
	Pro-Rata Annual Bonus(1)	736,000	736,000	736,000	—
	Health and Welfare Benefits	142,251	338,859	72,230	—
	Total	4,548,743	1,074,859	808,230	8,708,746

John S. Cook	Cash Severance	1,600,000	—	—	—
	Stock Award Vesting(2)	2,070,492	—	—	8,708,746
	Pro-Rata Annual Bonus(1)	736,000	736,000	736,000	—
	Health and Welfare Benefits	134,303	338,698	68,256	—
	Total	4,540,795	1,074,698	804,256	8,708,746

Carl G. Annessa	Cash Severance	1,600,000	—	—	—
	Stock Award Vesting(2)	2,070,492	—	—	8,708,746
	Pro-Rata Annual Bonus(1)	736,000	736,000	736,000	—
	Health and Welfare Benefits	137,999	329,847	70,103	—
	Total	4,544,491	1,065,847	806,103	8,708,746

(1)

The Pro-Rata Annual Bonus amounts set forth above are based on deemed achievement of all performance criteria at target levels. Given that we assume payout of the Pro-Rata Annual Bonus at target levels, the total severance amount reported in this table under the “Termination Without Cause or for Good Reason” column would be the same if such termination occurred in connection with a change of control.

(2)

The Stock Award Vesting amounts set forth do not include the value of RSUs that had previously vested, as such inclusion would result in a duplication of income reporting, but such vested RSUs would be settled upon a change of control. The value of RSUs previously vested are as follows: $7,855,440 for Mr. Hornbeck and $3,273,104 for each of the other NEOs. All equity awards, including RSUs, were granted from the reserve under the 2020 Management Incentive Plan (“MIP Reserve”), which initially allocated 2,198,044 shares of common stock of the Company for issuance thereunder, of which 2,063,111 and 135,033 of such total shares were reserved for MIP participants and non-employee directors, respectively, and would have been paid to the MIP participants upon a change of control. The Stock Award Vesting amounts include the value attributable to 300,874 RSUs granted to our NEOs during the 2023 fiscal year, and assumes none of the remaining MIP Reserve would be granted to any of our NEOs at the time of a change of control.

CONFIDENTIAL TREATMENT REQUESTED BY

PURSUANT TO 17 C.F.R. SECTION 200.83

Director Compensation

The table below sets forth the annual compensation awarded to or earned by certain of our non-employee directors for Fiscal 2022. Todd M. Hornbeck (our Chairman, President and Chief Executive Officer), Aaron Rosen and Larry Hornbeck (our Chairman Emeritus) did not receive any compensation for serving on our Board.

Name	Fees Earned or Paid in Cash ($)	Total ($)(1)
Kurt M. Cellar	97,986	97,986	(2)
Evan B. Behrens	68,000	68,000	(3)
Piyush “Bobby” Jindal	77,986	77,986	(4)
John Richardson	73,000	73,000	(5)
L. Don Miller	65,500	65,500	(6)
Kevin O. Meyers	49,125	49,125	(7)
Sylvia Jo Sydow Kerrigan	76,018	76,018	(8)

(1)

As of December 31, 2022, all equity awards issued to our directors in our fiscal year ending December 31, 2020 and in Fiscal 2021 had vested in full, and such equity awards will settle upon the earlier of September 4, 2027 and a “change of control.” No equity awards were issued to our directors in Fiscal 2022.

(2)

For Mr. Cellar, this amount represents the sum of the annual cash retainers due for his service as: (i) a non-employee director ($50,500), (ii) the chairperson of the audit committee ($20,000), (iii) a member of the M&A/Finance committee ($2,486) and (iv) the lead independent director ($25,000).

(3)

For Mr. Behrens, this amount represents the sum of the annual cash retainers due for his service as: (i) a non-employee director ($50,500), (ii) a member of the audit committee ($10,000) and (iii) a member of the M&A/Finance committee ($7,500).

(4)

For Mr. Jindal, this amount represents the sum of the annual cash retainers due for his service as: (i) a non-employee director ($50,500), (ii) the chairperson of the compensation committee ($4,972), (iii) a member of the audit committee ($10,000), (iv) a member of the business diversification/government contracting committee ($7,500) and (v) a member of the M&A/Finance committee ($5,014).

(5)

For Mr. Richardson, this amount represents the sum of the annual cash retainers due for his service as: (i) a non-employee director ($50,500), (ii) the chairperson of the business diversification/government contracting committee ($15,000) and (iii) a member of the compensation committee ($7,500).

(6)

For Mr. Miller, this amount represents the sum of the annual cash retainers due for his service as: (i) a non-employee director ($50,500), (ii) a member of the compensation committee ($7,500) and (iii) a member of the M&A/Finance committee ($7,500).

(7)

For Mr. Meyers, this amount represents the sum of the annual cash retainers due for his service as: (i) a non-employee director ($37,875) and (ii) the chairperson of the compensation committee ($11,250).

(8)

For Ms. Kerrigan, this amount represents (i) a one-time cash award ($54,268) plus (ii) the sum of the annual cash retainers due for her service as: (A) a non-employee director ($18,938) and (B) a member of the business diversification/government contracting committee ($2,812).

CONFIDENTIAL TREATMENT REQUESTED BY

PURSUANT TO 17 C.F.R. SECTION 200.83

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth the beneficial ownership of our common stock as of November 1, 2023 that, upon the consummation of this offering, and assuming the underwriters do not exercise their option to purchase additional common stock, will be owned by:

•	each person known to us to beneficially own more than 5% of any class of our outstanding voting securities;

•	each director and named executive officer;

•	all of our directors and named executive officers as a group; and

•	each selling stockholder.

A person is a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of the security, or “investment power,” which includes the power to dispose of or to direct the disposition of the security or has the right to acquire such powers within 60 days.

To our knowledge, unless otherwise noted in the footnotes to the following table, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to their beneficially owned common stock.

Securities subject to option grants and restricted stock unit awards that have vested or will vest, and settled, or will settle, within 60 days are deemed outstanding for calculating the percentage ownership of the person holding the options, but are not deemed outstanding for calculating the percentage ownership of any other person.

Except as otherwise indicated in the footnotes below, the address of each beneficial owner is c/o Hornbeck Offshore Services, Inc., 103 Northpark Boulevard, Suite 300, Covington, Louisiana 70433.

	Stock and Stock-Based Holdings Beneficially Owned
	Prior to the Offering		After the Offering
Name of Beneficial Owner	Amount of Beneficial Ownership	Percentage of Total(1)	Percentage of Total(1)
Greater than 5% Stockholders:
Funds, investment vehicles or accounts managed or advised by Ares or its affiliates(2)	7,789,352	42.05%		%
Entities affiliated with Whitebox(3)	4,167,249	22.50%		%
Entities affiliated with Highbridge(4)	1,974,404	10.66%		%
Entities affiliated with Merced(5)	1,307,782	7.06%		%
Named Executive Officers, Directors and Director Nominees(6):
Todd M. Hornbeck(7)	544,080	2.94%		%
Carl G. Annessa(8)	173,453	*		%
James O. Harp, Jr.(8)	173,453	*		%
Samuel A. Giberga(9)	173,452	*		%
John S. Cook(8)	173,453	*		%
Kurt M. Cellar(10)	98,147	*		%
Evan Behrens(11)	18,267	*		%
Scott Graves	—	*		%
Bobby Jindal(12)	18,785	*		%
Sylvia Jo Sydow Kerrigan	1,478	*		%
Jacob Mercer	—	*		%
L. Don Miller(13)	16,231	*		%
Aaron Rosen	—	*		%
All directors and executive officers as a group (13 persons)(14)	1,390,799	7.51%		%

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*	Less than one percent.
(1)

Includes shares of common stock underlying all Jones Act Warrants and Creditor Warrants owned by such person. The warrants are immediately exercisable but are subject to certain citizenship rules and limitations on exercise, sale, transfer or other disposition.

(2)

Included in the total number of shares shown as beneficially owned are 2,593,757 shares of common stock owned by ASSF IV HOS AIV 1, L.P., ASSF IV HOS AIV 2, L.P., ASSF IV AIV B, L.P., ASSF IV AIV B Holdings III, L.P. (collectively, the “Ares SSF Holders”), ASOF HOS AIV 1, L.P., ASOF HOS AIV 2, L.P., ASOF Holdings I, L.P., ASOF II Holdings I, L.P., ASOF II A (DE) Holdings I, L.P. (collectively, the “Ares SOF Holders”), SA Real Assets 19 Limited and Ares Credit Strategies Insurance Dedicated Fund Series Interests of the SALI Multi-Series Fund, L.P. (the “Ares Credit Holders” and, together with the Ares SSF Holders and the Ares SOF Holders, the “Ares Holders”). Also includes 4,718,626 shares issuable upon the exercise of Jones Act Warrants to certain Ares Holders and 476,969 shares issuable upon exercise of Creditor Warrants to certain Ares Holders.

Ares Partners Holdco LLC (“Ares Partners”) is the sole member of each of Ares Voting LLC and Ares Management GP LLC, which are respectively the holders of the Class B and Class C common stock of Ares Management Corporation (“Ares Management”), which common stock allows them, collectively, to generally have the majority of the votes on any matter submitted to the stockholders of Ares Management if certain conditions are met. Ares Management is the sole member of Ares Holdco LLC, which is the general partner of Ares Management Holdings L.P., which is the sole member of Ares Management LLC, which is (x) the investment manager or investment subadvisor of each of the Ares Credit Holders, (y) the general partner of ASSF Operating Manager IV, L.P., which is the manager of each of the Ares SSF Holders and (z) the sole member of ASOF Investment Management LLC, which is the manager of each of the Ares SOF Holders. Accordingly, each of the foregoing entities may be deemed to share beneficial ownership of the securities held of record by the Ares Holders, but each disclaims any such beneficial ownership of such securities.

Ares Partners is managed by a board of managers, which is composed of Michael J Arougheti, Ryan Berry, R. Kipp deVeer, David B. Kaplan, Antony P. Ressler and Bennett Rosenthal (collectively, the “Board Members”). Mr. Ressler generally has veto authority over Board Members’ decisions. Each of these individuals disclaims beneficial ownership of the securities that may be deemed to be beneficially owned by Ares Partners. The address for each of the Ares entities is 2000 Avenue of the Stars, 12th Floor, Los Angeles, CA 90067.

(3)

Included in the total number of shares shown as beneficially owned are 721,879 shares of common stock, 3,292,448 shares issuable upon the exercise of Jones Act Warrants and 152,922 shares issuable upon exercise of Creditor Warrants. Whitebox is the investment manager of its affiliated entities (collectively, the “Whitebox Entities”) that own shares of our common stock and has voting and disposition control over the shares of common stock owned by the Whitebox Entities. Whitebox Advisors LLC is owned by the following members: Robert Vogel, Jacob Mercer, Nick Stukas, Brian Lutz, Paul Roos and Dyal Capital Partners II (A), a non-voting member, and such individuals and entity disclaim beneficial ownership of the shares of common stock except to the extent of such entity or individual’s pecuniary interest therein, if any. The address for Whitebox is 3033 Excelsior Blvd, Suite 500, Minneapolis, MN 55416.

(4)

Included in the total number of shares shown as beneficially owned are 218,313 shares of common stock and 1,756,091 shares issuable upon the exercise of Jones Act Warrants. Highbridge Capital Management, LLC is the trading manager of certain entities (collectively, the “Highbridge Entities”) that own shares. The Highbridge Entities disclaim beneficial ownership over these shares. The address of Highbridge Capital Management, LLC is 277 Park Avenue, 23rd Floor, New York, NY 10172, and the address of the Highbridge Entities is c/o Maples Corporate Services Limited, #309 Ugland House, South Church Street, George Town, Grand Cayman KY1-1104, Cayman Islands.

(5)

Included in the total number of shares shown as beneficially owned are 1,193,145 shares of common stock and 114,637 shares issuable upon exercise of Creditor Warrants. Merced Capital, L.P. (“Merced”) is the general partner of its affiliated entities (collectively, the “Merced Entities”) that own shares of our common

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stock. Merced is managed by Series E of Merced Capital Partners, LLC (“Merced Capital Partners”), a series of a Delaware limited liability company. Joseph P. McElroy and Vincent C. Vertin have voting control over the interests in Series E of Merced Capital Partners and may be deemed to have voting and investment control over the shares of common stock. The business address for Merced, Merced Capital Partners and each of the Merced Entities is 701 Carlson Parkway, Suite 220, Minnetonka, MN, 55305.
(6)	The number of shares reported includes shares covered by options and restricted stock units that are exercisable or may be settled within 60 days.
(7)

Included in the total number of shares shown as beneficially owned are 172,739 shares of common stock, 212,195 shares of common stock under vested but unsettled RSUs and 159,146 shares of common stock under stock options or PSUs that may vest in the event of a “change of control” (as defined in the 2020 Management Incentive Plan) or an initial public offering if certain performance criteria are met.

(8)

Included in the total number of shares shown as beneficially owned are 18,727 shares of common stock, 88,415 shares of common stock under vested but unsettled RSUs and 66,311 shares of common stock under stock options or PSUs that may vest in the event of a change of control or an initial public offering if certain performance criteria are met.

(9)

Included in the total number of shares shown as beneficially owned are 18,726 shares of common stock, 88,415 shares of common stock under vested but unsettled RSUs and 66,311 shares of common stock under stock options or PSUs that may vest in the event of a change of control or an initial public offering if certain performance criteria are met.

(10)	Included in the total number of shares shown as beneficially owned are 76,792 shares of common stock and 21,355 shares of common stock under vested but unsettled RSUs.
(11)	Included in the total number of shares shown as beneficially owned are 960 shares of common stock and 17,307 shares of common stock under vested but unsettled RSUs.
(12)	Included in the total number of shares shown as beneficially owned are 1,478 shares of common stock and 17,307 shares of common stock under vested but unsettled RSUs.
(13)	Included in the total number of shares shown as beneficially owned are 1,478 shares of common stock and 14,753 shares of common stock under vested but unsettled RSUs.
(14)

Included in the total number of shares shown as beneficially owned are 329,832 shares of common stock, 636,577 shares of common stock under vested but unsettled RSUs and 424,390 shares of common stock under stock options or PSUs that may vest in the event of a change of control or an initial public offering if certain performance criteria are met.

CONFIDENTIAL TREATMENT REQUESTED BY

PURSUANT TO 17 C.F.R. SECTION 200.83

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following is a discussion of transactions between the Company and its executive officers, directors and stockholders beneficially owning more than 5% of our common stock. We believe that the terms of each of these transactions are at least as favorable as could have been obtained in similar transactions with unaffiliated third parties.

The Company has entered into a separate indemnity agreement with each of its officers and directors that provides, among other things, that the Company will indemnify such director, under the circumstances and to the extent provided in the agreement, for expenses, damages, judgments, fines and settlements he or she may be required to pay in actions or proceedings which he or she is or may be made a party by reason of his or her position as an executive officer or director of the Company, and otherwise to the fullest extent permitted under Delaware law and the Company’s amended and restated bylaws. These agreements are in addition to the indemnification provided to the Company’s officers and directors under its amended and restated bylaws and in accordance with Delaware law.

For the past 25 years, Larry D. Hornbeck’s family has personally supported the development of the Company by hosting numerous events at the Hornbeck Family Ranch (the “Ranch”), located in Houston County, Texas, including constructing at their own expense, a hunting lodge and related facilities and providing access to 4,700 acres adjoining the lodge and related facilities. The Ranch and related facilities have been used for functions intended to foster client and vendor relations, management retreats, Board meetings and special Company promotional events. The Ranch also plays a vital role in the Company’s business continuity plan in the event our corporate headquarters is impacted by a natural disaster. Until December 31, 2005, these facilities were used by the Company without charge. At emergence, the Company again determined that the use of the Ranch in the past and going forward has been and is beneficial to the Company’s business. On the Effective Date, the Company entered into an Amended and Restated Facilities Use Agreement and implemented the Second Amended and Restated Indemnification Agreement (the “Indemnification Agreement”) with Larry D. Hornbeck, as well as certain other indemnitees, regarding the Ranch.

The Indemnification Agreement provides for indemnification by the Company of Larry D. Hornbeck, as well as certain other indemnitees, including the Company’s Chairman, President and Chief Executive Officer, Todd M. Hornbeck, for any claims, demands, causes of action and damages that may arise out of the Company’s use of the Ranch and related facilities and premises. The Indemnification Agreement also provides that the Company shall secure and maintain insurance coverage of the types and amounts sufficient to provide adequate protection against the liabilities that may arise under the Indemnification Agreement. The Indemnification Agreement was acknowledged by the independent members of the Board of Directors on September 9, 2020.

The agreements govern the Company’s use of the Ranch and related facilities. The Facilities Use Agreement will remain in effect until December 31, 2023 unless it is terminated or extended by its terms. The Facilities Use Agreement automatically renews on an annual basis unless either party provides the other party 30 days written notice of termination. The Facilities Use Agreement also provides that the Company will pay Mr. Larry Hornbeck an annual use fee for the Company’s use of the facilities and provides for an operating budget to reimburse Mr. Larry Hornbeck for certain variable costs related to the Company’s use of the Ranch facilities and to replenish expendable goods used by Company invitees to the facilities. For 2020 and 2021, the operating budget was set at $285,000, inclusive of an annual use fee of $75,000. For 2022, the operating budget set by the Board was increased to $325,000, inclusive of an annual use fee of $75,000. In the fall of 2022, in light of relaxed COVID-19 restrictions and market recovery, the Company fully reopened the lodge facilities, and the audit committee and the Board adjusted the operating budget to $415,000, inclusive of an annual use fee of $112,500. For 2023, the operating budget was set at $452,500, inclusive of an annual use fee of $150,000.

In 2006, Larry D. Hornbeck transferred ownership of the land on which the Ranch is located to a family limited partnership in which trusts on behalf of the children of Todd M. Hornbeck and Troy A. Hornbeck are the limited partners. The general partner of the family limited partnership is controlled by Todd M. Hornbeck and

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Troy A. Hornbeck. The family limited partnership has entered into a long-term lease of the property to Larry Hornbeck and acknowledged and agreed to the Company’s use of the Ranch and related facilities under the Facilities Use Agreement and the Indemnification Agreement.

The Company has provided, and may, from time to time in the future at its own expense and with Mr. Larry Hornbeck’s prior approval, provide additional amenities for its representatives and invitees. Certain of these amenities may, by their nature, remain with the property should the Company ever cease to use the Ranch. In approving the Facilities Use Agreement and establishing the use fee amount, the audit committee and independent members of the Board considered the costs of comparable third-party facilities and determined that the combined facilities use fee and anticipated reimbursement of variable costs were substantially lower than costs for the use of such comparable facilities.

Mr. Larry Hornbeck has also agreed, among other things, to make himself available to the Company, the Chief Executive Officer of the Company, the Board of Directors or any committee of the Board of Directors to assist in the assessment of potential targets for acquisitions, to travel for Company projects, to attend industry meetings and to aid in other ways, in exchange for consideration of $20,333 per month paid as consulting fees pursuant to a consulting agreement dated as of the Effective Date. This consulting agreement automatically renews on an annual basis unless either party provides the other party 30 days written notice of termination.

Pursuant to the terms of the License Agreement, the Company made payments of $1.0 million and $1.1 million in 2022 and 2021, respectively, for licensing fees associated with the use of the Hornbeck Brands. HFR, LLC is a Texas Limited Liability Company owned by Todd M. Hornbeck and Troy A. Hornbeck.

On October 1, 2022, Ms. Kerrigan assumed an officer role with an existing Hornbeck customer. For the nine months ended September 30, 2023 and the year ended December 31, 2022, the Company generated $89.5 and $74.0 million of revenues from contracts with such customer, respectively, which accounted for approximately 20% and 16% of the Company’s total revenues, respectively. The Company had outstanding accounts receivable from this customer totaling $11.5 million and $12.3 million as of September 30, 2023 and December 31, 2022, respectively.

Review, Approval or Ratification of Transactions with Related Persons.

We review any transaction in which the Company, a subsidiary of the Company, or our directors, executive officers or their immediate family members or any nominee for director or a holder of more than 5% of any class of our voting security are a participant and the amount of the transaction exceeds $120,000. Our General Counsel and Secretary is primarily responsible for the development and implementation of processes and controls to obtain information from directors and officers with respect to a related party transaction, including information provided to management in the annual director and officer questionnaires. The Company’s practice when such matters have been disclosed has been to refer the matter for consideration and final determination by the audit committee or the independent directors of the board of directors, or both, which have considered the fairness of the transaction to the Company, as well as other factors bearing upon its appropriateness. In all such matters, any director having a conflicting interest abstains from voting on the matters.

CONFIDENTIAL TREATMENT REQUESTED BY

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DESCRIPTION OF CAPITAL STOCK AND WARRANTS

The following is a description of the material terms of, and is qualified in its entirety by, our amended and restated certificate of incorporation, amended and restated bylaws, each of which will be in effect upon the consummation of this offering, the Jones Act Warrant Agreement (as defined below), the Creditor Warrant Agreement (as defined below) and the Securityholders Agreement, all of which are filed as exhibits to the registration statement of which this prospectus is a part.

General

Upon completion of this offering, our authorized capital stock of will consist of                  shares of common stock, par value $0.00001 per share, of which                  shares will be issued and outstanding, and                  shares of preferred stock, par value $0.00001 per share, of which no shares will be issued and outstanding.

Common Stock

Voting Rights. Following this offering, we will have one outstanding class of stock, our common stock, and all voting rights will be vested in the holders of our common stock. On all matters subject to a vote of stockholders, stockholders will be entitled to one vote for each share of common stock owned. Stockholders will not have cumulative voting rights with respect to the election of directors.

Dividend Rights. Holders of common stock will be entitled to receive dividends, if any, in the amounts and at the times declared by the Board of Directors.

Liquidation Rights. Upon our liquidation, dissolution or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our common stock and any participating preferred stock outstanding at that time after payment of liquidation preferences, if any, on any outstanding shares of preferred stock and payment of claims of creditors.

Assessment and Redemption. All shares of common stock that will be outstanding at the time of the completion of the offering will be validly issued, fully paid and nonassessable. There will be no provision for any voluntary redemption of common stock.

Preemptive Rights. Upon the completion of this offering, holders of our common stock will not have any preemptive right to subscribe to an additional issue of its common stock or to any security convertible into such stock.

Limitations on Ownership by Non-U.S. Citizens. We own and operate U.S.-flag vessels in the U.S. coastwise trade; accordingly, we are subject to the Jones Act, which, subject to limited exceptions, restricts maritime transportation of merchandise between points in the United States (known as marine cabotage services or coastwise trade) to vessels built in the United States, registered under the U.S. flag, crewed by U.S. citizens or lawful permanent residents, and owned and operated by U.S. citizens within the meaning of the Jones Act. Under the Jones Act, at least 75% of our outstanding shares of each class or series of the capital stock must be owned and controlled by U.S. citizens. In order to ensure compliance with the Jones Act coastwise citizenship requirement that at least 75% of our outstanding common stock is owned by U.S. citizens, our amended and restated certificate of incorporation will restrict ownership of the shares of our outstanding common stock by non-U.S. citizens in the aggregate to not more than 24%. Our amended and restated certificate of incorporation further will prohibit the acquisition of shares by a non-U.S. citizen where (i) such acquisition would cause the aggregate number of shares held by all non-U.S. citizens to exceed 24% of our issued and outstanding common stock and (ii) such acquisition would cause the aggregate number of shares held by any individual non-U.S. citizen to exceed 4.9% of our issued and outstanding common stock. Our amended and restated certificate of

CONFIDENTIAL TREATMENT REQUESTED BY

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incorporation further will provide the Board of Directors with authority to redeem any share of common stock that is owned by non-U.S. citizens that would result in ownership by non-U.S. citizens in the aggregate in excess of 24% of our issued and outstanding common stock. Our amended and restated certificate of incorporation further will provide that we may require beneficial owners of its common stock to confirm their citizenship from time to time through written statement or affidavit and could, in the discretion of the Board of Directors, suspend the voting rights of such beneficial owner, pay into an escrow account dividends or other distributions (upon liquidation or otherwise) with respect to such shares held by such beneficial owner and restrict, prohibit or void the transfer of such shares and refuse to register such shares of common stock held by such beneficial owner until confirmation of its citizenship status is received.

Warrants

In addition, following this offering, we will have two series of outstanding warrants: (i) warrants issued to certain creditors of the Company in settlement of certain prepetition liabilities pursuant to the Plan (the “Creditor Warrants”) and (ii) warrants issued to certain non-U.S. citizens in settlement of certain prepetition liabilities pursuant to the Plan (the “Jones Act Warrants” and together with the Creditor Warrants, the “Warrants”).

The Creditor Warrants have seven-year terms and are exercisable through September 4, 2027. Each Creditor Warrant represents the right to purchase one share of common stock, par value $0.00001 per share, at an exercise price of $27.83 per share, subject to certain adjustments as provided in the Creditor Warrant Agreement, dated as of September 4, 2020 (the “Creditor Warrant Agreement”) pursuant to which such warrants were issued. All unexercised Creditor Warrants will expire, and the rights of the holders of Creditor Warrants to purchase shares of common stock will terminate on the first to occur of (i) the close of business on September 4, 2027, or (ii) upon their earlier exercise or settlement in accordance with the terms of the Creditor Warrant Agreement.

Following this offering, there will be outstanding Creditor Warrants to purchase up to                 shares of common stock.

The Jones Act Warrants have a perpetual term and are exercisable until the date on which no Jones Act Warrants remain outstanding. Each Jones Act Warrant represents the right to purchase one share of common stock, par value $0.00001 per share, for an exercise price of $0.0001 per share, subject to certain adjustments as provided in, and all other terms and conditions of, the Jones Act Warrant Agreement, dated as of September 4, 2020 (the “Jones Act Warrant Agreement”), pursuant to which such warrants were issued, including the limitations on foreign ownership as set forth in our amended and restated certificate of incorporation that are intended to assist us in complying with the Jones Act.

Following this offering, assuming no issuance or exercise of additional Jones Act Warrants, there will be outstanding Jones Act Warrants to purchase up to                 shares of common stock.

Preferred Stock

Our Board of Directors will be authorized to issue up to                 shares of our preferred stock in one or more series, to establish from time to time the number of shares to be included in each series, to fix the designation, powers, preferences and rights of the shares of each series and any qualifications, limitations or restrictions thereof, in each case without further action by our stockholders. Subject to the terms of any series of preferred stock so designated, our Board of Directors will also be authorized to increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series then outstanding. Our Board of Directors will be able to authorize the issuance of preferred stock with voting or conversion or other rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in our control and could adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock. We have no current plan to issue any shares of preferred stock in the foreseeable future.

CONFIDENTIAL TREATMENT REQUESTED BY

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Indemnification and Limitations on Liability of Directors and Officers

As permitted by the DGCL, our amended and restated certificate of incorporation will contain provisions that eliminate the personal liability of our directors and officers to us and our stockholders to the fullest extent permitted by the DGCL. However, these provisions will not limit or eliminate the rights of us or any stockholder to seek an injunction or any other non-monetary relief in the event of a breach of a director or officer’s fiduciary duty and do not limit or eliminate the liability of directors under the federal securities laws.

In addition, our amended and restated certificate of incorporation will provide that we will indemnify and advance expenses to, and hold harmless, each of our directors and officers, to the fullest extent permitted by applicable law, who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director or officer of Hornbeck or, while holding such office or serving in such position, is or was serving at the request of us as a director, officer or agent of another entity or enterprise, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorney’s fees), judgments, fines and amounts paid in settlement (except for judgments, fines and amounts paid in settlement in any action or suit by or in the right of us to procure a judgment in its favor) actually and reasonably incurred by such person. Our amended and restated certificate of incorporation will further provide that we shall only be required to indemnify a person potentially eligible for indemnification (as specified above) in connection with a proceeding commenced by such person only if the commencement of such proceeding (or part thereof) by the person was authorized by the Board of Directors.

The DGCL permits us to purchase and maintain insurance on behalf of any person who is such a director or officer for acts committed or omissions in their capacities as such directors or officers. We currently hold and intend to maintain such liability insurance.

Anti-Takeover Provisions

Certain provisions of the DGCL, and our amended and restated certificate of incorporation and bylaws may have an anti-takeover effect and may delay, defer or prevent a merger, acquisition, tender offer, takeover attempt or other change of control transaction or other attempts to influence or replace our incumbent directors and officers. These provisions are summarized below.

Section 203 of the DGCL. We have opted out of Section 203 of the DGCL. This statute prevents certain Delaware corporations, under certain circumstances, from engaging in a “business combination” with any interested shareholder for a period of three years following the date that the shareholder became an interested shareholder, with certain exceptions. We have opted out of the provisions of Section 203 of the DGCL because we believe this statute could prohibit or delay mergers or other change in control attempts, and thus may discourage attempts to acquire us.

Authorized but Unissued Shares of Common Stock

Our amended and restated certificate of incorporation will authorize the Board of Directors to issue authorized but unissued shares of common stock.

Undesignated Preferred Stock

Our amended and restated certificate of incorporation will provide the Board of Directors with the authority to determine and fix the powers, preferences, rights, qualifications, limitations and restrictions of shares of preferred stock issued by the Board of Directors.

Requirements for Advance Notification of Stockholder Nominations and Proposals

Our amended and restated bylaws will provide advance notice procedures for stockholders to nominate candidates for election as directors at our annual and special meetings of stockholders and for stockholders

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seeking to bring business before its annual meeting of stockholders. Our amended and restated bylaws will also specify certain requirements regarding the form and content of a stockholder’s notice.

Amendments of the Amended and Restated Certificate of Incorporation or Bylaws

The Securityholders Agreement requires the affirmative vote of at least 75% of the voting power of the Fully Diluted Securities, which must include each Appointing Person (as defined in the Securityholders Agreement), to amend, waive, terminate or otherwise modify our amended and restated bylaws or certificate of incorporation. If such amendment would be disproportionately adverse to an Appointing Person, it must be approved by the affirmative vote of at least 90% of the voting power of the Fully Diluted Securities.

Size of the Board of Directors and Vacancies

Our amended and restated bylaws will provide that the Board of Directors shall initially consist of              members, which number may be amended by a resolution adopted by a majority of the Board of Directors from time to time. Our amended and restated bylaws will further provide that, subject to the rights of our principal stockholders pursuant to the Securityholders Agreement, any newly created directorships resulting from an increase in the authorized number of directors and any vacancies occurring in the Board of Directors, may be nominated by the affirmative vote of a majority of the remaining members of the Board of Directors and elected by majority vote of the stockholders.

Limitations on Ownership by Non-U.S. Citizens

Because we own and operate U.S.-flag vessels in the U.S. coastwise trade, we are subject to the Jones Act, which, subject to limited exceptions, restricts maritime transportation of merchandise between points in the United States (known as marine cabotage services or coastwise trade) to vessels built in the United States, registered under the U.S. flag, crewed by U.S. citizens or lawful permanent residents, and owned and operated by U.S. citizens within the meaning of the Jones Act. Under the Jones Act, at least 75% of our outstanding shares of each class or series of the capital stock must be owned and controlled by U.S. citizens. In order to ensure compliance with the Jones Act coastwise citizenship requirement that at least 75% of our outstanding common stock is owned by U.S. citizens, our amended and restated certificate of incorporation will restrict ownership of the shares of its outstanding common stock by non-U.S. citizens in the aggregate to not more than 24%. Our amended and restated certificate of incorporation will further prohibit the acquisition of shares by a non-U.S. citizen where (i) such acquisition would cause the aggregate number of shares held by all non-U.S. citizens to exceed 24% of our issued and outstanding common stock and (ii) such acquisition would cause the aggregate number of shares held by any individual non-U.S. citizen to exceed 4.9% of our issued and outstanding common stock. Our amended and restated certificate of incorporation will further provide the Board of Directors with authority to redeem any share of common stock that is owned by non-U.S. citizens that would result in ownership by non-U.S. citizens in the aggregate in excess of 24% of our issued and outstanding common stock. Our amended and restated certificate of incorporation will also provide that we may require beneficial owners of our common stock to confirm their citizenship from time to time through written statement or affidavit and could, in the discretion of the Board of Directors, suspend the voting rights of such beneficial owner, pay into an escrow account dividends or other distributions (upon liquidation or otherwise) with respect to such shares held by such beneficial owner and restrict, prohibit or void the transfer of such shares and refuse to register such shares of common stock held by such beneficial owner until confirmation of its citizenship status is received.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is                 .

Listing

We intend to apply to have our common stock approved for listing on the NYSE under the symbol “HOS.”

CONFIDENTIAL TREATMENT REQUESTED BY

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SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, we will have a total of                 shares of our common stock outstanding (                 shares if the underwriters exercise in full their option to purchase additional shares). Additionally,                  shares of our common stock will be issuable upon the exercise of Jones Act Warrants and                  shares of our common stock will be issuable upon the exercise of Creditor Warrants, with an exercise price of $0.00001 per share and $27.83 per share, respectively, and options to purchase an aggregate of approximately                  shares of our common stock will be outstanding as of the consummation of this offering and                  shares of our common stock will be reserved for issuance upon settlement of restricted stock units outstanding as of the consummation of this offering. In addition, shares of our common stock will be authorized and reserved for issuance in relation to potential future awards under our 2020 Management Incentive Plan and our 2023 Equity Incentive Plan to be adopted in connection with this offering. Of the outstanding shares of common stock, the                 shares sold in this offering (or                 shares if the underwriters exercise in full their option to purchase additional shares) will be freely tradable without restriction or further registration under the Securities Act, except that any shares held by our affiliates, as that term is defined under Rule 144 of the Securities Act, or Rule 144, including our directors, executive officers and other affiliates (including our principal stockholders), may be sold only in compliance with the limitations described below.                  of the remaining shares of common stock that we will have outstanding upon completion of this offering that were not sold in this offering, as well as the Jones Act Warrants and the Creditor Warrants, were issued under Section 1145 of the U.S. Bankruptcy Code in connection with our emergence from Chapter 11 bankruptcy protection. Such shares of common stock (along with the shares of common stock issuable upon exercise of the Jones Act Warrants and the Creditor Warrants) were deemed (or will be deemed, in the case of shares underlying warrants) to have been issued in a public offering and may be resold as freely tradeable securities under the Securities Act, except for such shares held by our affiliates, or holders deemed to be “underwriters” as that term is defined in Section 1145(b) of the U.S. Bankruptcy Code, and except as subject to the limitations described below.

The                 shares of common stock held by our principal stockholders and certain of our directors and executive officers after this offering, representing     % of the total outstanding shares of our common stock following this offering, will be “restricted securities” within the meaning of Rule 144 and 701 under the Securities Act, which are subject to certain restrictions on resale. Restricted securities may be sold in the public market only if they are registered under the Securities Act or are sold pursuant to an exemption from registration such as Rule 144 and Rule 701, as described below.

Prior to this offering, there has not been a public market for our common stock, and we cannot predict what effect, if any, market sales of shares of common stock or the availability of shares of common stock for sale will have on the market price of our common stock prevailing from time to time. Nevertheless, sales of substantial amounts of common stock, including shares issued upon the exercise of outstanding options and warrants or settlement of restricted stock units, in the public market, or the perception that such sales could occur, could materially and adversely affect the market price of our common stock and could impair our future ability to raise capital through the sale of our equity or equity-related securities at a time and price that we deem appropriate. See “Risk Factors—Risks Related to this Offering and Ownership of Our Common Stock—Future sales, or the perception of future sales, by us or our existing stockholders in the public market following this offering could cause the market price for our common stock to decline.”

Rule 144

In general, under Rule 144, as currently in effect, once we have been subject to public company reporting requirements for at least 90 days, a person (or persons whose shares are aggregated) who is not deemed to be or have been one of our affiliates for purposes of the Securities Act at any time during 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than an affiliate, is entitled to sell such shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information

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requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of a prior owner other than an affiliate, then such person is entitled to sell such shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares of our common stock on behalf of our affiliates, who have met the six month holding period for beneficial ownership of “restricted shares” of our common stock, are entitled to sell upon the expiration of the lock-up agreements described below, within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

•

1% of the number of shares of our common stock then outstanding, which will equal approximately                 shares immediately after this offering (or                 shares if the underwriters exercise in full their option to purchase additional shares); or

•	the average reported weekly trading volume of our common stock on the NYSE during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us. The sale of these shares, or the perception that sales will be made, could adversely affect the price of our common stock after this offering because a great supply of shares would be, or would be perceived to be, available for sale in the public market.

Rule 701

In general, under Rule 701 as currently in effect, any of our employees, directors, officers, consultants or advisors who received shares from us in connection with a compensatory stock or option plan or other written agreement, including our 2020 Management Incentive Plan and our 2023 Equity Incentive Plan to be adopted in connection with this offering, before the effective date of this offering are entitled to sell such shares 90 days after the effective date of this offering in reliance on Rule 144, in the case of affiliates, without having to comply with the holding period requirements of Rule 144 and, in the case of non-affiliates, without having to comply with the public information, holding period, volume limitation or notice filing requirements of Rule 144.

Lock-Up Agreements

In connection with this offering, we, our directors and executive officers and certain holders of our outstanding common stock, including our principal stockholders, prior to this offering, including the selling stockholders, will sign lock-up agreements with the underwriters that will, subject to certain exceptions, restrict the disposition of, or hedging with respect to, the shares of our common stock or securities convertible into or exchangeable for shares of our common stock, each held by them, during the period ending 180 days after the date of this prospectus, except with the prior written consent of J.P. Morgan Securities LLC and Barclays Capital Inc. See “Underwriting” for a description of these lock-up agreements.

Registration Rights

We are party to a Securityholders Agreement with our principal stockholders and other existing holders. Pursuant to the Securityholders Agreement, stockholders party thereto with greater than or equal to 10% fully diluted beneficial ownership of our common stock will have the right, subject to certain conditions, to require us to register the sale of their shares of our common stock under the Securities Act. Stockholders party to the Securityholders Agreement with greater than or equal to 2% fully diluted beneficial ownership will additionally be given the option to join such electing stockholders in requiring us to register the sale of their shares of our common stock under the Securities Act. By exercising their registration rights and selling a large number of shares, such holders (including our principal stockholders and their affiliates) could cause the prevailing market

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price of our common stock to decline. Certain of our other stockholders will have “piggyback” registration rights with respect to future registered offerings of our common stock. Following completion of this offering, the shares covered by registration rights would represent approximately     % of our total common stock outstanding (or     % if the underwriters exercise in full their option to purchase additional shares). Registration of any of these outstanding shares of common stock would result in such shares becoming freely tradable without compliance with Rule 144 upon effectiveness of the registration statement.

Following completion of this offering, the shares of our common stock covered by registration rights would represent approximately     % of our outstanding common stock (or     %, if the underwriters exercise in full their option to purchase additional shares). These shares also may be sold under Rule 144 under the Securities Act, depending on their holding period and subject to restrictions in the case of shares held by persons deemed to be our affiliates.

Registration Statement on Form S-8

We intend to file one or more registration statements on Form S-8 under the Securities Act to register all of the shares of common stock subject to outstanding stock options and the shares of common stock subject to issuance under our 2020 Management Incentive Plan and our 2023 Equity Incentive Plan to be adopted in connection with this offering. We expect to file these registration statements as promptly as possible after the completion of this offering. Any such Form S-8 registration statements will automatically become effective upon filing. Accordingly, shares registered under such registration statements will be available for sale in the open market. We expect that the initial registration statement on Form S-8 relating to the outstanding options, restricted stock, restricted stock units and performance stock units issued under our 2020 Management Incentive Plan and our 2023 Equity Incentive Plan will cover                 shares.

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MATERIAL U.S. FEDERAL INCOME TAX

CONSIDERATIONS FOR NON-U.S. HOLDERS

The following is a summary of the material U.S. federal income tax considerations related to the purchase, ownership and disposition of our common stock by a non-U.S. holder (as defined below) that acquired such common stock pursuant to this offering and holds our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally property held for investment). This summary is based on the provisions of the Code, U.S. Department of Treasury regulations promulgated thereunder (“Treasury Regulations”), administrative rulings and pronouncements and judicial decisions, all as in effect on the date hereof, and all of which are subject to change and differing interpretations, possibly with retroactive effect. A change in law may alter the tax considerations that we describe in this summary. We have not sought and do not intend to seek any ruling from the Internal Revenue Service (“IRS”) with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with such statements and conclusions.

This summary does not address all aspects of U.S. federal income taxation that may be relevant to non-U.S. holders in light of their personal circumstances. In addition, this summary does not address the Medicare tax on certain investment income, U.S. federal estate or gift tax laws, any state, local or non-U.S. tax laws or any tax treaties. This summary also does not address tax considerations applicable to investors that may be subject to special treatment under the U.S. federal income tax laws, such as:

•	banks, insurance companies or other financial institutions;

•	tax-exempt or governmental organizations;

•	“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code (or any entities all of the interests of which are held by a qualified foreign pension fund);

•	dealers in securities or foreign currencies;

•	persons whose functional currency is not the U.S. dollar;

•	“controlled foreign corporations,” “passive foreign investment companies” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	traders in securities that use the mark-to-market method of accounting for U.S. federal income tax purposes;

•	persons subject to the alternative minimum tax;

•	entities or other arrangements treated as a partnership or pass-through entity for U.S. federal income tax purposes or holders of interests therein;

•	persons deemed to sell our common stock under the constructive sale provisions of the Code;

•	persons that acquired our common stock through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan;

•	certain former citizens or long-term residents of the United States; and

•

persons that hold our common stock as part of a straddle, appreciated financial position, synthetic security, hedge, conversion transaction or other integrated investment or risk reduction transaction.

PROSPECTIVE INVESTORS ARE ENCOURAGED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS (INCLUDING ANY POTENTIAL CHANGES THERETO) TO THEIR PARTICULAR SITUATION, AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER ANY OTHER TAX LAWS, INCLUDING THE U.S. FEDERAL ESTATE OR GIFT TAX

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LAWS OR UNDER THE LAWS OF ANY U.S. STATE OR LOCAL, NON-U.S. OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Non-U.S. Holder Defined

For purposes of this discussion, a “non-U.S. holder” is a beneficial owner of our common stock that is not for U.S. federal income tax purposes a partnership (or a partner therein) or any of the following:

•	an individual who is a citizen or resident of the United States;

•

a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust (i) the administration of which is subject to the primary supervision of a U.S. court and which has one or more United States persons (within the meaning of Section 7701(a)(30) of the Code, a “United States person”) who have the authority to control all substantial decisions of the trust or (ii) which has made a valid election under applicable Treasury Regulations to be treated as a United States person.

If a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner in the partnership generally will depend upon the status of the partner, upon the activities of the partnership and upon certain determinations made at the partner level. Accordingly, we urge partners in partnerships (including entities or arrangements treated as partnerships for U.S. federal income tax purposes) considering the purchase of our common stock to consult their tax advisors regarding the U.S. federal income tax considerations of the purchase, ownership and disposition of our common stock by such partnership.

Distributions

As described in the section entitled “Dividend Policy,” while we do not currently anticipate paying dividends, depending on factors deemed relevant by our board of directors, following completion of this offering, our board of directors may elect to declare dividends on our common stock. If we do make distributions of cash or other property (other than certain stock distributions) on our common stock, those distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed our current and accumulated earnings and profits, the distributions will instead be treated as a non-taxable return of capital to the extent of the non-U.S. holder’s tax basis in our common stock (and will reduce such tax basis, until such basis equals zero) and thereafter as capital gain from the sale or exchange of such common stock. See “—Gain on Disposition of Common Stock.”

Subject to the withholding requirements under FATCA (as defined below) and with respect to effectively connected dividends, each of which is discussed below, any distribution made to a non-U.S. holder on our common stock generally will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the distribution unless an applicable income tax treaty provides for a lower rate. To receive the benefit of a reduced treaty rate, a non-U.S. holder must timely provide the applicable withholding agent with a properly executed IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable or successor form) certifying qualification for the reduced rate. A non-U.S. holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. holders are urged to consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

Dividends paid to a non-U.S. holder that are effectively connected with a trade or business conducted by the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, are treated as

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attributable to a permanent establishment maintained by the non-U.S. holder in the United States) generally will be taxed on a net income basis at the rates and in the manner generally applicable to United States persons. Such effectively connected dividends will not be subject to U.S. federal withholding tax (including backup withholding discussed below) if the non-U.S. holder satisfies certain certification requirements by providing the applicable withholding agent with a properly executed IRS Form W-8ECI certifying eligibility for exemption. If the non-U.S. holder is a corporation for U.S. federal income tax purposes, it may also be subject to a branch profits tax (at a 30% rate or such lower rate as specified by an applicable income tax treaty) on its effectively connected earnings and profits (as adjusted for certain items), which will include effectively connected dividends.

Gain on Disposition of Common Stock

Subject to the discussions below under “—Backup Withholding and Information Reporting” and “—Additional Withholding Requirements under FATCA,” a non-U.S. holder generally will not be subject to U.S. federal income or withholding tax on any gain realized upon the sale or other taxable disposition of our common stock unless:

•

the non-U.S. holder is an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met;

•

the gain is effectively connected with a trade or business conducted by the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States); or

•

our common stock constitutes a United States real property interest by reason of our status as a United States real property holding corporation (“USRPHC”) for U.S. federal income tax purposes and as a result such gain is treated as effectively connected with a trade or business conducted by the non-U.S. holder in the United States.

A non-U.S. holder described in the first bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate as specified by an applicable income tax treaty) on the amount of such gain, which generally may be offset by U.S. source capital losses, provided the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses.

A non-U.S. holder whose gain is described in the second bullet point above or, subject to the exceptions described in the next paragraph, the third bullet point above, generally will be taxed on a net income basis at the rates and in the manner generally applicable to United States persons unless an applicable income tax treaty provides otherwise. If the non-U.S. holder is a corporation for U.S. federal income tax purposes whose gain is described in the second bullet point above, then such gain would also be included in its effectively connected earnings and profits (as adjusted for certain items), which may be subject to a branch profits tax (at a 30% rate or such lower rate as specified by an applicable income tax treaty).

With regard to the third bullet point above, generally, a corporation is a USRPHC if the fair market value of its United States real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. We believe that we currently are not, and do not expect to become, a USRPHC for U.S. federal income tax purposes. However, if we are classified as a USRPHC or become a USRPHC in the future, as long as our common stock is and continues to be “regularly traded on an established securities market” (within the meaning of the Treasury Regulations), only a non-U.S. holder that actually or constructively owns, or owned at any time during the shorter of the five-year period ending on the date of the disposition or the non-U.S. holder’s holding period for the common stock, more than 5% of our common stock will be treated as disposing of a U.S. real property interest and will be taxable on gain realized on the disposition of our common stock as a result of our status as a USRPHC. If we are classified as a USRPHC or become a USRPHC in the future, and our common stock were

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not considered to be regularly traded on an established securities market, such non-U.S. holder (regardless of the percentage of stock owned) would be treated as disposing of a U.S. real property interest and would be subject to U.S. federal income tax on a taxable disposition of our common stock (as described in the preceding paragraph), and a 15% withholding tax would apply to the gross proceeds from such disposition (and to any distributions treated as a non-taxable return of capital or capital gain from the sale or exchange of such common stock as described above under “—Distributions”).

NON-U.S. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE FOREGOING RULES TO THEIR PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK.

Backup Withholding and Information Reporting

Any dividends paid to a non-U.S. holder must be reported annually to the IRS and to the non-U.S. holder. Copies of these information returns may be made available to the tax authorities in the country in which the non-U.S. holder resides or is established. Payments of dividends to a non-U.S. holder generally will not be subject to backup withholding if the non-U.S. holder establishes an exemption by properly certifying its non-U.S. status on an IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable or successor form).

Payments of the proceeds from a sale or other disposition by a non-U.S. holder of our common stock effected by or through a U.S. office of a broker generally will be subject to information reporting and backup withholding (at the applicable rate, which is currently 24%) unless the non-U.S. holder establishes an exemption by properly certifying its non-U.S. status on an IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable or successor form) and certain other conditions are met. Information reporting and backup withholding generally will not apply to any payment of the proceeds from a sale or other disposition of our common stock effected outside the United States by a non-U.S. office of a broker. However, unless such broker has documentary evidence in its records that the non-U.S. holder is not a United States person and certain other conditions are met, or the non-U.S. holder otherwise establishes an exemption, information reporting will apply to a payment of the proceeds of the disposition of our common stock effected outside the United States by such a broker if it has certain relationships within the United States.

Backup withholding is not an additional tax. Rather, the U.S. federal income tax liability (if any) of persons subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is timely furnished to the IRS.

Additional Withholding Requirements under FATCA

Sections 1471 through 1474 of the Code, and the Treasury Regulations and administrative guidance issued thereunder (“FATCA”), impose a 30% withholding tax on any dividends paid on our common stock if paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code) (including, in some cases, when such foreign financial institution or non-financial foreign entity is acting as an intermediary), unless (i) in the case of a foreign financial institution, such institution enters into an agreement with the U.S. government to withhold on certain payments, and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are non-U.S. entities with U.S. owners), (ii) in the case of a non-financial foreign entity, such entity certifies that it does not have any “substantial United States owners” (as defined in the Code) or timely provides the applicable withholding agent with a certification identifying the direct and indirect substantial United States owners of the entity (in either case, generally on an IRS Form W-8BEN-E), or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules and provides appropriate documentation (such as an IRS Form W-8BEN-E). Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States

CONFIDENTIAL TREATMENT REQUESTED BY

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governing these rules may be subject to different rules. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes. Non-U.S. holders are encouraged to consult their own tax advisors regarding the effects of FATCA on an investment in our common stock.

Although FATCA withholding could apply to gross proceeds on the disposition of our common stock, the U.S. Treasury released proposed Treasury Regulations (the “Proposed Regulations”) the preamble to which specifies that taxpayers may rely on them pending finalization. The Proposed Regulations eliminate FATCA withholding on the gross proceeds from a sale or other disposition of our common stock. There can be no assurance that the Proposed Regulations will be finalized in their present form.

INVESTORS CONSIDERING THE PURCHASE OF OUR COMMON STOCK ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS (INCLUDING ANY POTENTIAL CHANGES THERETO) TO THEIR PARTICULAR SITUATIONS AND THE APPLICABILITY AND EFFECT OF ANY OTHER TAX LAWS, INCLUDING U.S. FEDERAL ESTATE AND GIFT TAX LAWS AND ANY U.S. STATE OR LOCAL OR NON-U.S. TAX LAWS AND TAX TREATIES.

CONFIDENTIAL TREATMENT REQUESTED BY

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UNDERWRITING

J.P. Morgan Securities LLC and Barclays Capital Inc. are acting as the representatives of the underwriters and the book-running managers of this offering. Under the terms of an underwriting agreement, which will be filed as an exhibit to the registration statement, with respect to the shares of common stock being offered, each of the underwriters named below has severally agreed to purchase from us and the selling stockholders the respective number of shares of common stock shown opposite its name below:

Underwriters	Number of Shares
J.P. Morgan Securities LLC
Barclays Capital Inc.

Total

The underwriting agreement provides that the underwriters’ obligation to purchase shares of common stock depends on the satisfaction of the certain conditions contained in the underwriting agreement including:

•

the obligation to purchase all of the shares of common stock offered hereby (other than those shares of common stock covered by their option to purchase additional shares as described below), if any of the shares are purchased;

•	the representations and warranties made by us and the selling stockholders to the underwriters are true;

•	there is no material change in our business or the financial markets; and

•	we and the selling stockholders deliver customary closing documents to the underwriters.

Commissions and Expenses

The following table summarizes the underwriting discounts and commissions we and the selling stockholders will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares. The underwriting fee is the difference between the initial offer price to the public and the amount the underwriters pay to us and the selling stockholders for the shares.

	Hornbeck		Selling Stockholders
	No Exercise	Full Exercise	No Exercise	Full Exercise
Per Share	$	$	$	$
Total	$	$	$	$

The representatives have advised us that the underwriters propose to offer the shares of common stock directly to the public at the offering price on the cover of this prospectus and to selected dealers, which may include the underwriters, at such offering price less a selling concession not in excess of $                per share. If all the shares are not sold at the initial offering price following the initial offering, the representatives may change the offering price and other selling terms. Sales of any shares made outside of the United States may be made by affiliates of the underwriters.

The expenses of the offering that are payable by us and the selling stockholders are estimated to be approximately $                 (excluding underwriting discounts and commissions). We have agreed to pay expenses incurred by the selling stockholders in connection with the offering, other than the underwriting discounts and commissions. We have agreed to reimburse the underwriters for certain of their expenses incurred in connection with, among others, the review and clearance by the Financial Industry Regulatory Authority, Inc., as set forth in the underwriting agreement.

CONFIDENTIAL TREATMENT REQUESTED BY

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Option to Purchase Additional Shares

We and the selling stockholders have granted the underwriters an option exercisable for 30 days after the date of this prospectus to purchase, from time to time, in whole or in part, up to an aggregate of                  shares from us and                  shares from the selling stockholders at the offering price less underwriting discounts and commissions. This option may be exercised to the extent the underwriters sell more than                  shares in connection with this offering. To the extent that this option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase its pro rata portion of these additional shares based on the underwriter’s percentage underwriting commitment in this offering as indicated in the above table.

Lock-Up Agreements

We, all of our directors and executive officers and the selling stockholders have agreed that, for a period of 180 days after the date of this prospectus subject to certain limited exceptions, we and they will not directly or indirectly, without the prior written consent of each of J.P. Morgan Securities LLC and Barclays Capital Inc., (1) offer for sale, sell, pledge, or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any shares of common stock (including, without limitation, shares of common stock that may be deemed to be beneficially owned by us or them in accordance with the rules and regulations of the SEC and shares of common stock that may be issued upon exercise of any options or warrants) or securities convertible into or exercisable or exchangeable for common stock (other than the stock and shares issued pursuant to employee benefit plans, qualified stock option plans, or other employee compensation plans existing on the date of this prospectus or pursuant to currently outstanding options, warrants or rights not issued under one of those plans), or sell or grant options, rights or warrants with respect to any shares of common stock or securities convertible into or exchangeable for common stock (other than the grant of options pursuant to option plans existing on the date of this prospectus), (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of shares of common stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or other securities, in cash or otherwise, (3) make any demand for or exercise any right or confidentially submit or file or cause a registration statement to be filed or confidentially submitted, including any amendments thereto, with respect to the registration of any shares of common stock or securities convertible, exercisable or exchangeable into common stock or any of our other securities (other than any registration statement on Form S-8), or (4) publicly disclose the intention to do any of the foregoing.

J.P. Morgan Securities LLC and Barclays Capital Inc., in their sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time. When determining whether or not to release common stock and other securities from lock-up agreements, J.P. Morgan Securities LLC and Barclays Capital Inc. will consider, among other factors, the holder’s reasons for requesting the release, the number of shares of common stock and other securities for which the release is being requested and market conditions at the time. At least two business days before the effectiveness of any release or waiver of any of the restrictions described above with respect to an officer or director of the Company, J.P. Morgan Securities LLC and Barclays Capital Inc. will notify us of the impending release or waiver and we have agreed to announce the impending release or waiver in accordance with any method permitted by applicable law or regulation (which may include a press release), except where the release or waiver is effected solely to permit a transfer of common stock that is not for consideration and where the transferee has agreed in writing to be bound by the same terms as the lock-up agreements described above to the extent and for the duration that such terms remain in effect at the time of transfer.

CONFIDENTIAL TREATMENT REQUESTED BY

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Offering Price Determination

Since our prior class of common stock was delisted in July 2020, and since shares of our new common stock were issued pursuant to the Plan on the Effective Date, there has been no public market for our common stock. The initial offering price was negotiated between the representatives and us. In determining the initial offering price of our common stock, the representatives considered:

•	the history and prospects for the industry in which we compete;

•	our financial information;

•	the ability of our management and our business potential and earning prospects;

•	the prevailing securities markets at the time of this offering; and

•	the recent market prices of, and the demand for, publicly traded shares of generally comparable companies.

Indemnification

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make for these liabilities.

Stabilization, Short Positions and Penalty Bids

The representatives may engage in stabilizing transactions, short sales and purchases to cover positions created by short sales, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock, in accordance with Regulation M under the Exchange Act:

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•

A short position involves a sale by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase in the offering, which creates the syndicate short position. This short position may be either a covered short position or a naked short position. In a covered short position, the number of shares involved in the sales made by the underwriters in excess of the number of shares they are obligated to purchase is not greater than the number of shares that they may purchase by exercising their option to purchase additional shares. In a naked short position, the number of shares involved is greater than the number of shares in their option to purchase additional shares. The underwriters may close out any short position by either exercising their option to purchase additional shares and/or purchasing shares in the open market. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through their option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

•

Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NYSE or otherwise and, if commenced, may be discontinued at any time.

CONFIDENTIAL TREATMENT REQUESTED BY

PURSUANT TO 17 C.F.R. SECTION 200.83

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Electronic Distribution

A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations.

Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s web site and any information contained in any other web site maintained by an underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

Listing on the NYSE

We intend to apply to have our common stock listed on the NYSE under the symbol “HOS”.

Discretionary Sales

The underwriters have informed us that they do not expect to sell more than 5% of the common stock in the aggregate to accounts over which they exercise discretionary authority.

Stamp Taxes

If you purchase shares of common stock offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Other Relationships

The underwriters and certain of their affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and certain of their affiliates have, from time to time, performed, and may in the future perform, various commercial and investment banking and financial advisory services for the issuer and its affiliates, for which they received or may in the future receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and certain of their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the issuer or its affiliates. The underwriters and certain of their affiliates may also communicate independent investment

CONFIDENTIAL TREATMENT REQUESTED BY

PURSUANT TO 17 C.F.R. SECTION 200.83

recommendations, market color or trading ideas and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Selling Restrictions

General

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

European Economic Area

In relation to each Member State of the European Economic Area (each, a “Member State”), no shares of common stock have been offered or will be offered pursuant to the offering to the public in that Member State prior to the publication of a prospectus in relation to the shares of common stock which has been approved by the competent authority in that Member State, or where appropriate, approved in another Member State and notified to the competent authority in that Member State, all in accordance with the Prospectus Regulation, except that offers of shares of common stock may be made to the public in that Member State at any time under the following exemptions under the Prospectus Regulation:

•	to any legal entity which is a qualified investor as defined in the Prospectus Regulation;

•

to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the underwriters for any such offer; or

•	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of shares of common stock shall require the Company or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares of common stock in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of common stock to be offered so as to enable an investor to decide to purchase or subscribe for any shares of common stock, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at, persons who are “qualified investors” (as defined in the UK Prospectus Regulation) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”).

CONFIDENTIAL TREATMENT REQUESTED BY

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Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this document or use it as a basis for taking any action. In the United Kingdom, any investment or investment activity that this document relates to may be made or taken exclusively by relevant persons. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Canada

The shares of common stock may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares of common stock must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

CONFIDENTIAL TREATMENT REQUESTED BY

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LEGAL MATTERS

The validity of the shares of common stock offered by this prospectus will be passed upon for us by Kirkland & Ellis LLP, Houston, Texas. Certain legal matters relating to this offering will be passed upon for the underwriters by Vinson & Elkins LLP, Houston, Texas.

EXPERTS

The consolidated financial statements of Hornbeck Offshore Services, Inc. at December 31, 2022 and 2021, and for the years ended December 31, 2022 and 2021, for the period from September 5, 2020 to December 31, 2020 (Successor) and for the period from January 1, 2020 to September 4, 2020 (Predecessor), appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the common stock offered in this prospectus. This prospectus, filed as part of the registration statement, does not contain all of the information set forth in the registration statement and its exhibits and schedules, portions of which have been omitted as permitted by the rules and regulations of the SEC. For further information about us and our common stock, we refer you to the registration statement and to its exhibits and schedules. Statements in this prospectus about the contents of any contract, agreement or other document are not necessarily complete and, in each instance, we refer you to the copy of such contract, agreement or document filed as an exhibit to the registration statement, with each such statement being qualified in all respects by reference to the document to which it refers.

The SEC maintains a website that contains reports, proxy statements and other information about companies like us, who file electronically with the SEC. The address of that website is http://www.sec.gov. This reference to the SEC’s website is an inactive textual reference only and is not a hyperlink.

Upon the effectiveness of the registration statement, we will be subject to the reporting, proxy and information requirements of the Exchange Act and will be required to file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available on the website of the SEC referred to above, as well as on our website, www.hornbeckoffshore.com. This reference to our website is an inactive textual reference only and is not a hyperlink. The contents of, or other information accessible through, our website are not part of this prospectus or the registration statement of which this prospectus forms a part, and you should not consider the contents of our website in making an investment decision with respect to our common stock. We will furnish our stockholders with annual reports containing audited financial statements and quarterly reports containing unaudited interim financial statements for each of the first three quarters of each year.

CONFIDENTIAL TREATMENT REQUESTED BY

PURSUANT TO 17 C.F.R. SECTION 200.83

INDEX TO FINANCIAL STATEMENTS

Page
Unaudited Interim Condensed Consolidated Financial Statements
Consolidated Balance Sheets as of September 30, 2023 and December 31, 2022	F-2
Consolidated Statements of Operations for the Three and Nine Months ended September 30, 2023 and 2022	F-3
Consolidated Statements of Comprehensive Income for the Three and Nine Months ended September 30, 2023 and 2022	F-4
Consolidated Statements of Changes in Stockholders’ Equity for the Three and Nine Months ended September 30, 2023 and 2022	F-5
Consolidated Statements of Cash Flows for the Nine Months ended September 30, 2023 and 2022	F-7
Notes to the Consolidated Financial Statements	F-8

Page
Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm, dated March 16, 2023	F-19
Consolidated Balance Sheets as of December 31, 2022 and 2021	F-21

Consolidated Statements of Operations for the Years ended December  31, 2022 and 2021, for the Period from September 5, 2020 to December 31, 2020 (Successor), and for the Period from January 1, 2020 to September 4, 2020 (Predecessor)

F-22

Consolidated Statements of Comprehensive Income (Loss) for the Years ended December 31, 2022 and 2021, for the Period from September 5, 2020 to December 31, 2020 (Successor), and for the Period from January 1, 2020 to September 4, 2020 (Predecessor)

F-23

Consolidated Statements of Changes in Stockholders’ Equity for the Years ended December 31, 2022 and 2021, for the Period from September 5, 2020 to December 31, 2020 (Successor), and for the Period from January 1, 2020 to September 4, 2020 (Predecessor)

F-24

Consolidated Statements of Cash Flows for the Years ended December  31, 2022 and 2021, for the Period from September 5, 2020 to December 31, 2020 (Successor), and for the Period from January 1, 2020 to September 4, 2020 (Predecessor)

F-25
Notes to the Consolidated Financial Statements	F-26

.

CONFIDENTIAL TREATMENT REQUESTED BY

PURSUANT TO 17 C.F.R. SECTION 200.83

HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED BALANCE SHEETS

(in thousands)

	September 30, 2023	December 31, 2022
ASSETS
Current assets:
Cash and cash equivalents	$146,298	$217,303
Accounts receivable, net of allowance for doubtful accounts of $6,032 and $5,786, respectively	133,792	117,621
Prepaid expenses	6,672	4,190
Assets held for sale	178	146
Tax receivable	9,182	5,956
Other current assets	12,285	12,717

Total current assets	308,407	357,933
Property, plant and equipment, net	553,020	449,249
Restricted cash	1,247	348
Deferred charges, net	35,970	26,298
Operating lease right-of-use assets	21,313	24,634
Finance lease right-of-use assets	828	934
Other assets	344	824

Total assets	$921,129	$860,220

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$65,639	$42,975
Accrued interest	5,277	5,517
Accrued payroll and benefits	20,287	19,447
Operating lease liabilities	5,663	6,607
Finance lease liabilities	322	286
Accrued taxes payable	16,179	8,087
Deferred revenue	2,544	3,416
Other accrued liabilities	3,832	1,868

Total current liabilities	119,743	88,203
Long-term debt, net of original issue discount of $0 and $1,090, and deferred financing costs of $0 and $495	349,001	410,258
Deferred tax liabilities, net	5,157	103
Liability-classified warrants	91,146	64,558
Operating lease liabilities	18,063	20,100
Finance lease liabilities	367	475
Other long-term liabilities	6,639	5,691

Total liabilities	590,116	589,388

Stockholders’ equity:
Common stock: $0.00001 par value; 50,000 shares authorized; 5,554 and 5,386 shares issued and outstanding, respectively	—	—
Additional paid-in capital	209,066	197,006
Retained earnings	120,841	73,890
Accumulated other comprehensive income (loss)	1,106	(64)

Total stockholders’ equity	331,013	270,832

Total liabilities and stockholders’ equity	$921,129	$860,220

CONFIDENTIAL TREATMENT REQUESTED BY

PURSUANT TO 17 C.F.R. SECTION 200.83

HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
Revenues:
Vessel revenues	$149,136	$113,313	$405,623	$284,398
Non-vessel revenues	11,063	11,215	32,965	33,927

	160,199	124,528	438,588	318,325
Costs and expenses:
Operating expense	80,031	58,474	221,532	153,863
Depreciation expense	6,977	4,843	18,730	13,016
Amortization expense	5,615	3,353	15,981	6,910
General and administrative expense	16,199	14,385	48,565	42,201
Stock-based compensation expense	1,907	1,875	17,270	3,468
Terminated debt refinancing costs	40	—	3,673	—

	110,769	82,930	325,751	219,458

Gain on sale of assets	101	13,786	2,667	14,544

Operating income	49,531	55,384	115,504	113,411
Interest expense	9,637	10,593	32,609	29,686
Interest income	(2,991)	(709)	(7,821)	(1,294)

Net interest expense	6,646	9,884	24,788	28,392

	42,885	45,500	90,716	85,019
Other income (expense):
Unconsolidated equity in income	—	—	—	54
Loss on early extinguishment of debt	(1,236)	(42)	(1,236)	(42)
Foreign currency loss	(446)	(85)	(1,303)	(222)
Fair value adjustment of liability-classified warrants	(22,055)	—	(26,588)	(24,404)
Other income	—	1,008	756	1,266

	(23,737)	881	(28,371)	(23,348)

Income before income taxes	19,148	46,381	62,345	61,671

Income tax expense	9,032	326	15,394	2,764

Net income	$10,116	$46,055	$46,951	$58,907

Earnings per share:
Basic earnings per common share	$0.59	$2.74	$2.76	$3.50

Diluted earnings per common share	$0.52	$2.45	$2.44	$3.22

Weighted average basic shares outstanding	17,036	16,826	16,993	16,824

Weighted average diluted shares outstanding	19,313	18,808	19,205	18,280

CONFIDENTIAL TREATMENT REQUESTED BY

PURSUANT TO 17 C.F.R. SECTION 200.83

HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in thousands, except per share data)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
Net income	$10,116	$46,055	$46,951	$58,907
Other comprehensive income:
Foreign currency translation income (loss), net	(1,052)	(723)	1,170	331

Total comprehensive income	$9,064	$45,332	$48,121	$59,238

CONFIDENTIAL TREATMENT REQUESTED BY

PURSUANT TO 17 C.F.R. SECTION 200.83

HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(in thousands)

	Three Months Ended September 30, 2023
	Common Stock		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (loss)	Total Stockholders Equity
	Shares (7)	Amount
Balance at July 1, 2023 (1)	16,931	$—	$207,209	$110,725	$2,158	$320,092
Stock-based compensation expense	—	—	1,857	—	—	1,857
Net income	—	—	—	10,116	—	10,116
Foreign currency translation loss, net	—	—	—	—	(1,052)	(1,052)

Balance at September 30, 2023 (2)	16,931	$—	$209,066	$120,841	$1,106	$331,013

	Nine Months Ended September 30, 2023
	Common Stock		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (loss)	Total Stockholders Equity
	Shares (7)	Amount
Balance at January 1, 2023 (3)	16,763	$—	$197,006	$73,890	$(64)	$270,832
Issuance of common stock	168	—	—	—	—	—
Stock-based compensation expense	—	—	16,975	—	—	16,975
Shares withheld for employee withholding taxes	—	—	(4,915)	—	—	(4,915)
Net income	—	—	—	46,951	—	46,951
Foreign currency translation income, net	—	—	—	—	1,170	1,170

Balance at September 30, 2023 (2)	16,931	$—	$209,066	$120,841	$1,106	$331,013

	Three Months Ended September 30, 2022
	Common Stock		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (loss)	Total Stockholders Equity
	Shares (7)	Amount
Balance at July 1, 2022 (4)	16,763	$—	$193,272	$5,980	$123	$199,375
Stock-based compensation expense	—	—	1,875	—	—	1,875
Net income	—	—	—	46,055	—	46,055
Foreign currency translation loss, net	—	—	—	—	(723)	(723)

Balance at September 30, 2022 (5)	16,763	$—	$195,147	$52,035	$(600)	$246,582

	Nine Months Ended September 30, 2022
	Common Stock		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (loss)	Total Stockholders Equity
	Shares (7)	Amount
Balance at January 1, 2022 (6)	16,763	$—	$191,676	$(6,872)	$(931)	$183,873
Stock-based compensation expense	—	—	3,471	—	—	3,471
Net income	—	—	—	58,907	—	58,907
Foreign currency translation income, net	—	—	—	—	331	331

Balance at September 30, 2022 (5)	16,763	$—	$195,147	$52,035	$(600)	$246,582

(1)	Reflects 5,554 shares of common stock and 11,377 Jones Act Warrants issued and outstanding as of July 1, 2023.

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(2)	Reflects 5,554 shares of common stock and 11,377 Jones Act Warrants issued and outstanding as of September 30, 2023.
(3)	Reflects 5,386 shares of common stock and 11,377 Jones Act Warrants issued and outstanding as of January 1. 2023.
(4)	Reflects 5,386 shares of common stock and 11,377 Jones Act Warrants issued and outstanding as of July 1, 2022.
(5)	Reflects 5,386 shares of common stock and 11,377 Jones Act Warrants issued and outstanding as of September 30, 2022.
(6)	Reflects 4,652 shares of common stock and 12,111 Jones Act Warrants issued and outstanding as of January 1, 2022.
(7)

The quantity of shares listed does not include fully vested, equity-settled restricted stock units, which were granted under the MIP and are contingently exercisable at the earlier of the occurrence of a contractually-designated event or the passage of a certain period of time

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HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Nine Months Ended September 30,
	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$46,951	$58,907
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	18,730	13,016
Amortization	15,981	6,910
Stock-based compensation expense	17,270	3,468
Loss on early extinguishment of debt	1,236	42
Provision for bad debts	246	345
Deferred tax expense	4,760	12
Amortization of deferred financing costs	383	432
Amortization of deferred contract-specific costs	753	—
Mark-to-market adjustment of creditor warrants	26,588	24,404
Gain on sale of assets	(2,667)	(14,541)
Gain on asset disposal	—	(3)
Changes in operating assets and liabilities:
Accounts receivable	(16,206)	(39,650)
Other current and long-term assets	(2,118)	(5,117)
Deferred drydocking charges	(20,939)	(16,118)
Accounts payable	8,497	9,253
Accrued liabilities and other liabilities	7,726	4,077
Accrued interest	(240)	(62)
Accumulated payment-in-kind interest	7,763	22,817

Net cash provided by operating activities	114,714	68,192

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of offshore supply vessels	(79,256)	(92,446)
Net proceeds from sale of assets	2,858	15,266
Vessel capital expenditures	(32,501)	(11,336)
Non-vessel capital expenditures	(983)	(1,101)

Net cash used in investing activities	(109,882)	(89,617)

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of Replacement First Lien Term Loans	(70,605)	(4,202)
Fees for repayment of Replacement First Lien Term Loans	(34)	—
Deferred financing costs	—	11
Cash paid in lieu of shares	(54)	—
Shares withheld for employee withholding taxes	(4,915)	—
Principal payments under finance lease obligations	(210)	(141)

Net cash used in financing activities	(75,818)	(4,332)

Effects of exchange rate changes on cash	880	20

Net decrease in cash, cash equivalents and restricted cash	(70,106)	(25,737)

Cash, cash equivalents and restricted cash at beginning of period	217,651	180,770

Cash, cash equivalents and restricted cash at end of period	$147,545	$155,033

SUPPLEMENTAL DISCLOSURES OF CASH FLOW ACTIVITIES:
Cash paid for interest	$25,692	$5,417

Cash paid for income taxes	$5,815	$129

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HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Basis of Presentation

The accompanying unaudited condensed consolidated financial statements reflect the financial position, results of operations, comprehensive income, cash flows, and changes in stockholders’ equity of Hornbeck Offshore Services, Inc., a Delaware corporation, and its consolidated subsidiaries, collectively referred to as “Hornbeck”, “Company,” “we,” “us,” or “our”.

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with United States (U.S.) generally accepted accounting principles (GAAP) for interim financial information and pursuant to the rules and regulations of the Securities and Exchange Commission (SEC) for interim financial information. Accordingly, certain information and footnote disclosures normally included in our annual financial statements have been condensed or omitted. These unaudited condensed consolidated financial statements should be read in conjunction with our audited consolidated financial statements and notes thereto as of and for the year ended December 31, 2022. In the opinion of management, the accompanying financial information reflects all normal recurring adjustments necessary to fairly state our results of operations, financial position and cash flows for the periods presented and are not indicative of the results that may be expected for a full year.

Our financial statements have been prepared on a consolidated basis. Under this basis of presentation, our financial statements consolidate all subsidiaries (entities in which we have a controlling financial interest), and all intercompany accounts and transactions have been eliminated. Certain reclassifications have been made to prior-year results to conform to current-year presentation.

2. Recent Accounting Pronouncements

The following table provides a brief description of recent accounting pronouncements that could have a material effect on the Company’s financial statements:

Standard	Description	Date of Adoption	Effect on the financial statements and other significant matters
Standards that have been adopted:

ASU No. 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments	This standard requires measurement and recognition of expected credit losses for financial assets held. ASU No. 2016-13 requires modified retrospective application. Early adoption is permitted.	January 1, 2023	The Company adopted ASU No. 2016-13 on January 1, 2023. This adoption had no material impact on its consolidated financial statements.

ASU No. 2020-04, Reference Rate Reform (Topic 848), Facilitation of the Effects of Reference Rate Reform on Financial Reporting	The amendments in this update provide optional expedients and exceptions for applying generally accepted accounting principles (GAAP) to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met.	Effective upon issuance (March 12, 2020) and generally can be adopted at the reporting entity’s election through December 31, 2024.	The Company adopted ASU No. 2020-04 on July 27, 2023. This adoption had no material impact on its consolidated financial statements.

ASU No. 2022-06, Reference Rate	The amendments in this update defer the sunset date of Topic	Effective upon issuance	The Company adopted ASU No. 2022-06 on January 1, 2023.

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HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Standard	Description	Date of Adoption	Effect on the financial statements and other significant matters
Reform (Topic 848): Deferral of the Sunset Date of Topic 848	848 from December 31, 2022, to December 31, 2024.	(December 21, 2022) through December 31, 2024.	This adoption had no material impact on its consolidated financial statements.
Standards that have not been adopted:

ASU No. 2023-05, Business Combinations - Joint Venture Formations (Subtopic 805-60): Recognition and Initial measurement	This standard requires a joint venture to initially measure all contributions received upon its formation at fair value. ASU No. 2023-05 requires prospective application for all newly-formed joint venture entities with a formation date on or after January 1, 2025. Joint ventures formed prior to the adoption date may elect to apply the guidance retrospectively back to their original formation date. Early adoption is permitted.	January 1, 2025	The Company will adopt ASU No. 2023-05 on January 1, 2025 and elect to apply the standard prospectively. The Company does not believe that the implementation of this guidance will have a material impact on its consolidated financial statements.

3. Allowance for Credit Losses

Customers are primarily major and independent, domestic and international, oil and oilfield service companies, as well as national oil companies, the U.S. military and offshore wind companies. The Company’s customers are granted credit on a short-term basis and related credit risks are considered minimal. The Company usually does not require collateral, but does occasionally require letters of credit or payment-in-advance if undue credit risk is determined to exist with a particular contract or customer. The Company provides an estimate for credit losses based primarily on management’s judgment using the relative age of customer balances, historical losses, current economic conditions and individual evaluations of each customer to record an allowance for doubtful accounts. Direct write-offs of receivables only occur when amounts are deemed uncollectible and all options for collection have been exhausted.

Activity in the allowance for credit losses was not material during the three- and nine-month periods ended September 30, 2023 and 2022.

4. Revenues from Contracts with Customers

As of September 30, 2023, the Company had certain remaining performance obligations representing contracted vessel revenue for which work had not been performed and such contracts had an original expected duration of more than one year. As of September 30, 2023, the aggregate amount of the transaction price allocated to remaining performance obligations for such contracts totaled $96.9 million, of which $32.4 million is expected to be fully recognized in the fourth quarter of 2023 and $64.4 million in 2024. These amounts are a result of multi-year vessel charters that commenced in either 2022 or 2023.

As of September 30, 2023, we had $2.5 million and $0.8 million of deferred revenue included in other current liabilities and other long-term liabilities, respectively, related to unsatisfied performance obligations that will be recognized during the remainder of 2023, 2024 and 2025.

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HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Disaggregation of Revenues

The Company recognized revenues as follows (in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
Vessel revenues	$149,136	$113,313	$405,623	$284,398
Vessel management revenues	10,722	10,628	31,819	32,167
Shore-based facility revenues	341	587	1,146	1,760

	$160,199	$124,528	$438,588	$318,325

Revenues by geographic region (1) were as follows (in thousands):

	Three Months Ended September 30,
	2023	% of Total	2022	% of Total
United States	$117,251	73%	$102,068	82%
International (2)	42,948	27%	22,460	18%

	$160,199	100%	$124,528	100%

	Nine Months Ended September 30,
	2023	% of Total	2022	% of Total
United States	$332,146	76%	$256,566	81%
International (3)	106,442	24%	61,759	19%

	$438,588	100%	$318,325	100%

(1)	The Company attributes revenues to individual geographic regions based on the location where services are performed.
(2)

International revenues of $17.0 million and $9.2 million were attributed to services performed in Mexico for the three months ended September 30, 2023 and 2022, respectively. International revenues of $17.5 million and $2.8 million were attributed to services performed in Brazil for the three months ended September 30, 2023 and 2022, respectively. Revenues attributed to other countries were not individually material for the periods presented.

(3)

International revenues of $61.6 million and $27.3 million were attributed to services performed in Mexico for the nine months ended September 30, 2023 and 2022, respectively. International revenues of $35.3 million and $12.7 million were attributed to services performed in Brazil for the nine months ended September 30, 2023 and 2022, respectively. Revenues attributed to other countries were not individually material for the periods presented.

5. Earnings Per Share

Basic earnings per common share was calculated by dividing net income by the weighted average number of common shares and Jones Act Warrants outstanding during the period. Diluted earnings per common share was calculated by dividing net income by the weighted average number of common shares and Jones Act Warrants outstanding during the period plus the effect of dilutive Creditor Warrants, dilutive stock options and restricted stock unit awards. Weighted average number of common shares outstanding was calculated by using the sum of

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HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

the shares and Jones Act Warrants determined on a daily basis divided by the number of days in the period. The table below reconciles the Company’s earnings per share (in thousands, except for per share data):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
Net Income	$10,116	$46,055	$46,951	$58,907

Weighted average number of shares of common stock outstanding (1)(2)	17,036	16,826	16,993	16,824
Add: Net effect of dilutive stock options, restricted stock units, and Creditor Warrants (3)(4)(5)	2,277	1,982	2,212	1,456

Weighted average number of dilutive shares of common stock outstanding	19,313	18,808	19,205	18,280

Earnings per common share
Basic earnings per common share	$0.59	$2.74	$2.76	$3.50

Diluted earnings per common share	$0.52	$2.45	$2.44	$3.22

(1)

For the weighted average number of shares of common stock outstanding, the Company included 11,377 and 11,377 Jones Act Warrants for the three and nine months ended September 30, 2023, respectively, and 11,377 and 11,526 Jones Act Warrants for the three and nine months ended September 30, 2022, respectively, which represents the weighted average number of Jones Act Warrants existing at each period-end.

(2)

Includes 105 and 105 fully vested, equity-settled restrictive stock units for the three and nine months ended September 30, 2023, respectively, and 63 and 63 fully vested, equity-settled restrictive stock units for the three and nine months ended September 30, 2022, respectively, which were granted under the MIP and are contingently exercisable at the earlier of the occurrence of a contractually-designated event or the passage of a certain period of time.

(3)

Includes 232 and 200 unvested restricted stock units, and 619 and 611 contingently-exercisable vested restricted stock units in the weighted average calculation for the three and nine months ended September 30, 2023, respectively, and 592 and 394 unvested restricted stock units and 413 and 413 contingently exercisable, vested restricted stock units in the weighted average calculation for the three and nine months ended September 30, 2022, respectively.

(4)

Includes 488 and 484 dilutive unvested stock options granted under the MIP in the weighted average calculation for the three and nine months ended September 30, 2023, respectively, and 417 and 365 dilutive unvested stock options granted under the MIP in the weighted average calculation for the three and nine months ended September 30, 2022, respectively. The amount of dilutive unvested stock options included in this calculation are expected to fluctuate from quarter to quarter depending on the Company’s performance compared to a predetermined set of performance criteria.

(5)

Includes 938 and 917 of in-the-money, liability-classified Creditor Warrants in the weighted average calculation for the three and nine months ended September 30, 2023, respectively, and 560 and 283 of in-the-money liability-classified Creditor Warrants in the weighted average calculation for the three and nine months ended September 30, 2022, respectively.

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HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

6. Property, Plant and Equipment

Property, plant and equipment consisted of the following (in thousands):

	September 30, 2023	December 31, 2022
Offshore supply vessels and multi-purpose support vessels	$524,957	$437,561
Non-vessel related property, plant and equipment	18,505	15,964
Less: Accumulated depreciation	(59,175)	(39,842)

	484,287	413,683

Construction in progress (1)	68,733	35,566

	$553,020	$449,249

(1)

Includes $18.1 million of accrued accounts payable as of September 30, 2023 and $7.7 million of accrued accounts payable as of December 31, 2021. These amounts were excluded from the statement of cash flows as non-cash items for the respective periods.

The table below presents net book value of property, plant and equipment by geographic regions(1) (in thousands):

	September 30, 2023	% of Total	December 31, 2022	% of Total
United States	$472,210	85%	$365,769	81.4%
International(2)	80,810	15%	83,480	18.6%

	553,020	100%	$449,249	100.0%

(1)

Book values are attributed to geographic regions based on the country of domicile of the specific asset-owning subsidiary of the Company, not the physical operating location of the asset as of any of the dates presented.

(2)

International property, plant and equipment of $71.5 million and $74.5 million were owned by certain Mexican subsidiaries of the Company as of September 30, 2023 and December 31, 2022, respectively. Property, plant and equipment attributed to other countries were not individually material as of any of the dates presented. No other individual foreign location accounted for a material portion of property, plant and equipment as of any of the dates presented.

Vessel Acquisitions

ECO Acquisitions #1

On January 10, 2022, the Company entered into definitive vessel purchase agreements with certain affiliates of Edison Chouest Offshore, or collectively ECO, to acquire up to ten high-spec, 280 class DP-2 OSVs for an aggregate price of $130.0 million. In November 2022, ECO exercised an option to terminate the vessel purchase agreements relating to the last four vessels. ECO refunded initial deposits of $1.5 million in the aggregate and paid an additional amount equal to such deposits as a termination fee. After accounting for such terminations and certain purchase price adjustments, the aggregate purchase price for ECO Acquisitions #1 was $82.4 million. Pursuant to the purchase agreements, final payment and the transfer of ownership of each of the vessels occurred on the date of delivery and acceptance for such vessel following the completion of reactivation and regulatory drydockings by ECO. The Company took delivery of the six vessels between May 2022 and August 2023.

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HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of September 30, 2023, the Company had paid $82.2 million for the original purchase price and $1.7 million in purchase price adjustments associated with discretionary enhancements of the ECO Acquisitions #1 vessels, prior to the effect of the $1.5 million termination fee paid by ECO. In addition, the Company had incurred $4.2 million of costs associated with additional outfitting of the six vessels through the third quarter of 2023. The Company expects to incur an additional $0.6 million related to post-closing modifications of the sixth vessel during the fourth quarter of 2023.

MARAD Acquisition and SOV/Flotel Conversion

On February 4, 2022, the Company completed the acquisition of three high-spec, 280 class DP-2 OSVs from the U.S. Department of Transportation’s Maritime Administration, or MARAD, for an aggregate price of $37.2 million. In September 2022, the Company placed two of these vessels into service for immediate time charters in the U.S. GoM. Since taking physical delivery of the vessels from MARAD, the Company has incurred approximately $26.5 million for the reactivation and regulatory drydockings of all three vessels. The Company has also incurred $17.8 million, excluding capitalized interest, associated with the conversion of the third vessel into a dual-use service operation vessel, or SOV, and flotel to support the domestic offshore wind and oilfield markets. The Company currently expects to spend an additional $59.0 million towards the SOV/flotel conversion of the third vessel, which is expected to be completed by mid-year 2025.

ECO Acquisitions #2

On December 22, 2022, the Company executed a controlling purchase agreement with Nautical Solutions, L.L.C., an ECO affiliate. Pursuant to the controlling purchase agreement, the Company subsequently entered into separate, individual vessel purchase agreements to acquire six high-spec, 280 class DP-2 OSVs from Nautical for $17.0 million per vessel. Nautical is required to complete regulatory drydocking and reactivation activities for each vessel prior to closing. Payment of 10% of the purchase price for each vessel has been paid upon arrival of such vessel to the shipyard and the remaining 90% has been or will be paid at the closing and delivery of each vessel. The closing of the vessel purchases has occurred or will occur one at a time in serial deliveries by December 31, 2023, but due to supply chain constraints such deliveries could extend into early 2024. In addition to the aggregate purchase price of $102.0 million, the Company expects to incur an additional $9.3 million related to the outfitting and discretionary enhancement of these six vessels.

During the third quarter of 2023, the Company took delivery of the first two vessels and paid $15.3 million each for the remaining 90% of the original purchase price and $0.2 million per vessel for purchase price adjustments related to discretionary enhancements completed in the shipyard by Nautical. As of September 30, 2023, the Company had paid $40.8 million, including deposits, of the original purchase price and $0.4 million in purchase price adjustments associated with discretionary enhancements for the ECO Acquisitions #2 vessels. In addition, the Company had incurred $2.3 million of costs associated with additional outfitting of the six vessels through the third quarter of 2023.

In October 2023, the Company took delivery of the third vessel and paid $15.3 million for the remaining 90% of the original purchase price and $0.1 million for purchase price adjustments related to discretionary enhancements. The Company expects to incur the remaining purchase price of $45.9 million and $6.9 million related to additional outfitting and discretionary enhancements during the fourth quarter of 2023 assuming the remaining three vessels are delivered by December 31, 2023.

The Company has determined that substantially all of the fair value of the assets acquired and to be acquired from ECO, MARAD and Nautical are concentrated in a group of similar identifiable assets and therefore, accounts for such transactions as asset acquisitions under ASU 2017-01. The Company did not acquire any contracts, employees, business systems, trade names or trademarks in connection with these acquisitions.

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HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Assets Held for Sale

During the nine months ended September 30, 2023, the Company consummated the sale of certain non-vessel equipment for net proceeds totaling $2.0 million, resulting in an aggregate gain of $1.9 million and two 200 class DP-1 OSVs for net proceeds totaling $1.0 million, resulting in an aggregate gain of $0.8 million. As of September 30, 2023, the Company had one mid-spec vessel and one low-spec vessel that met all of the held-for-sale criteria and are included in assets held for sale on the consolidated balance sheet at an aggregate carrying value of $0.2 million, which represents their estimated fair value.

7. Long-Term Debt

As of the dates indicated below, the Company had the following outstanding long-term debt (in thousands):

	September 30, 2023	December 31, 2022
Replacement First Lien Term Loans due 2025, net of original issue discount of $0 and $1,090 and deferred financing costs of $0 and $495	$—	$69,020
Exit Second Lien Term Loans due 2026 (including accumulated payment-in-kind interest)	349,001	341,238

	$349,001	$410,258

The table below summarizes the Company’s cash interest payments (in thousands):

	Cash Interest Payments (1)	Payment Dates
Exit Second Lien Term Loans due 2026	$8,558	March 31, June 30, September 30, December 31

(1)

The interest rate on the Exit Second Lien Term Loans is variable at 8.25% or 10.25% per annum based on the Company’s total leverage ratio on a quarterly basis. The amount reflected in this table is consistent with the interest rate applicable to the Company’s current total leverage ratio.

Replacement First Lien Term Loans

On August 31, 2023, the Company repaid the $68.7 million remaining principal balance of the Replacement First Lien Term Loans. As a result, the Company incurred a $1.2 million loss on early extinguishment of debt; most of which related to the write-off of deferred issuance costs and original issue discount.

Exit Second Lien Term Loans

In June 2023, we elected to stop accruing payment-in-kind interest and began cash paying the interest on the Exit Second Lien Term Loans. Effective September 4, 2023, the Exit Second Lien Term Loans converted to full cash-pay obligations with an annual fixed interest rate of 8.25% based on our prevailing total leverage ratio, which was below 3.0. As of September 30, 2023, certain lenders of the Exit Second Lien Term Loans were considered related parties due to their ownership of Jones Act Warrants and/or shares of common stock.

Postponed Debt Refinancing

In the second quarter of 2023, the Company postponed plans to refinance its then-existing debt. As a result, the Company recorded a non-recurring charge of $3.7 million for expenses incurred in connection with the

CONFIDENTIAL TREATMENT REQUESTED BY

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HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

terminated process as refinancing did not occur within 90 days of the postponement date. Pursuant to ASC 340, Other Assets and Deferred Costs, costs associated with a postponed or terminated offering of debt or equity securities must be expensed if the offering is not completed or expected to be completed within 90 days of the postponement.

8. Liability-Classified Warrants

Creditor Warrants

The Company’s outstanding Creditor Warrants are currently classified as liabilities pursuant to ASC 815, Derivatives and Hedging. Warrants that are classified as liabilities are recorded at their estimated fair value on a recurring basis at each balance sheet date. To estimate the fair value of the Creditor Warrants, the Company, assisted by third-party valuation advisors, uses a Black-Scholes model, which utilizes the following input assumptions at the applicable valuation date: (i) the current estimated fair value of the underlying common stock based on a controlling interest equity valuation, (ii) the exercise price, (iii) the contractual expiry term, (iv) an estimated equity volatility based on the historical asset and equity volatilities of comparable publicly traded companies, (v) a term-matched risk-free rate based on the U.S. Treasury separate trading of registered interest and principal securities (STRIPS) yield, and (vi) an expected dividend yield. The Company’s third-party valuation advisors estimate the fair value of the underlying common stock using the income approach and the market approach with each equally weighted. The income approach involves the use of various judgmental assumptions including the use of prospective financial information, the weighted average cost of capital and the estimated terminal value of the Company. The fair value of the Creditor Warrants falls within Level 3 of the hierarchy as there is currently no active trading market and certain inputs of the Black-Scholes model are not observable or corroborated by available market data. Based on the lack of trading history of our privately-held equity, the Company currently considers the estimated fair value of its common stock to be the most critical assumption in the determination of the fair value of the Creditor Warrants. As of September 30, 2023, every one-dollar change in the estimated fair value per share of the underlying common stock would have an approximate $1.5 million impact on the estimated fair value of the Creditor Warrants.

There were no exercises of Creditor Warrants during the nine months ended September 30, 2023 and 2022. The estimated fair value of the Creditor Warrants was determined to be $91.1 million, or $57.25 per warrant, as of September 30, 2023, representing an increase in value since their original issuance on September 4, 2020 of approximately $82.9 million, or $52.09 per warrant.

The inputs to the Black-Scholes model utilized for the valuation of the Creditor Warrants at September 30, 2023 and December 31, 2022 were as follows:

	September 30, 2023	December 31, 2022
Fair value per share of the underlying common stock	$75.82	$55.53
Warrant exercise price	27.83	27.83
Remaining contractual term (years)	3.93	4.68
Expected volatility	65%	70%
Risk-free rate	4.65%	3.02
Expected dividend yield	0%	0%

9. Stock-Based Compensation

Incentive Compensation Plan

The Company’s Management Incentive Plan, or MIP, provides for the issuance of a maximum of 2.2 million shares of common stock for the Company to grant common stock, restricted stock and stock options to

CONFIDENTIAL TREATMENT REQUESTED BY

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HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

employees and directors. As of September 30, 2023, there were 1.8 million shares reserved for issuance related to granted awards and 0.1 million shares available for future grants to employees and directors under the MIP.

The financial impact of stock-based compensation expense related to the Company’s incentive compensation plan on its operating results are reflected in the table below (in thousands, except for per share data):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
Income before taxes	$1,907	$1,875	$17,270	$3,468

Net income	$1,007	$1,862	$13,006	$3,313

Earnings per common share:
Basic	$0.06	$0.11	$0.77	$0.20

Diluted	$0.05	$0.10	$0.68	$0.18

In March 2023, the Company issued certain restricted stock unit awards pursuant to the MIP of which 50% immediately vested and settled upon issuance while the remaining 50% will vest in future periods consistent with previous issuances of such restricted stock unit awards. The Company recorded $10.6 million of stock-based compensation expense in 2023 related to the portion of the awards that vested and settled immediately upon issuance.

10. Income Taxes

The effective income tax expense rate for the nine months ended September 30, 2023 and 2022 was 24.7% and 4.5%, respectively. The Company’s current income tax expense reflects its current foreign tax liabilities, and for the current quarter, certain deferred tax liabilities that could not be offset with a valuation allowance. Since its emergence from bankruptcy, the Company has offset its deferred tax assets with a valuation allowance, as required in certain circumstances by GAAP, leading to volatility in the Company’s effective tax rate from period to period.

With limited exceptions, we are no longer subject to tax audits by U.S. federal, state, local or foreign taxing authorities for years prior to 2018. The Company has ongoing examinations by various foreign tax authorities but does not believe that the results of these examinations will have a material adverse effect on the Company’s financial position or results of operations.

11. Commitments and Contingencies

Vessel Construction

In October 2023, the Company entered into a final settlement agreement with Fidelity & Deposit Company of Maryland and Zurich American Insurance Company, together the Surety, and Gulf Island Shipyards, LLC, or Gulf Island, for its two U.S.-flagged, Jones Act-qualified, 400 class DP-2 MPSVs that had been under construction at Gulf Island. Pursuant to the settlement agreement, Gulf Island released all claims asserted against the Company and the Company released its claims against the shipyard and the Surety. Further, the Surety agreed to takeover and complete the construction of the two MSPVs at a shipyard acceptable to the Company. The Company is obligated to pay only the remaining portion of the original shipyard contract price for the two MPSVs, which amounts to $53.8 million in the aggregate. The Surety is required to pay all completion costs in excess of the $53.8 million remaining contract price, excluding any approved change orders. The Company

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HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

expects to incur an additional $30.0 million in the aggregate for discretionary enhancements to add secondary cranes to both vessels. Pursuant to the settlement, the Surety is required to deliver both MPSVs in 2025.

Contingencies

In the normal course of its business, the Company becomes involved in various claims and legal proceedings in which monetary damages are sought. It is management’s opinion that the Company’s liability, if any, under such claims or proceedings would not materially affect the Company’s financial position or results of operations. The Company insures against losses relating to its vessels, pollution and third party liabilities, including claims by employees under Section 33 of the Merchant Marine Act of 1920, or the Jones Act. Third party liabilities and pollution claims that relate to vessel operations are covered by the Company’s entry in a mutual protection and indemnity association, or P&I Club, as well as by marine liability policies in excess of the P&I Club’s coverage. The Company provides reserves for any individual claim deductibles for which the Company remains responsible by using an estimation process that considers Company-specific and industry data, as well as management’s experience, assumptions and consultation with outside counsel. As additional information becomes available, the Company will assess the potential liability related to its pending claims and revise its estimates. Although historically revisions to such estimates have not been material, changes in estimates of the potential liability could materially impact the Company’s results of operations, financial position or cash flows.

Mexico Tax Audits

The Company is subject to audit by various Mexican statutory bodies, including the Mexican tax authorities, or SAT. In November 2018, SAT commenced an audit of a Mexican subsidiary’s 2015 tax return and asserted certain positions that disallowed a significant portion of the Company’s deductible expenses, which resulted in additional taxes, interest and penalties being assessed. As a result, the Company engaged in non-binding mediation proceedings, which concluded in 2021 without resolution. In April 2022, the Company received an official assessment from SAT and initiated an appeal process in June 2022 through the Mexican tax judicial system. As of September 30, 2023, the Company accrued a liability totaling $2.4 million for potential losses from additional taxes, interest and penalties resulting from this assessment based upon estimates developed in collaboration with its Mexican tax advisors for the ongoing 2015 audit and appeal. The Company believes it has properly applied the applicable tax laws and has reasonably supported its positions. The ultimate impact resulting from the 2015 tax assessment and appeal process may materially differ from the current estimates. The Company will continue to update its estimates as new information warrants.

Brazil Importation Tax Assessment

In April 2021, the Company received notification from the Brazilian tax authorities of an importation tax assessment against the HOS Achiever with respect to the vessel’s services contract in Brazil from February 2019 to January 2020. At the time of the HOS Achiever’s importation, the Company was granted a statutorily available tax exemption based on the vessel’s functional capabilities and intended use under the services contract. The tax authorities are now asserting that the HOS Achiever does not qualify for the applicable exemption. The Company believes the HOS Achiever does, in fact, meet the criteria set forth under the applicable law and intends to defend its position in Brazilian court. While the final outcome of this assessment is uncertain and could possibly result in the payment and loss of an estimated $6.0 million to $9.0 million in related importation taxes and penalties, the Company believes there is a high likelihood that its position will prevail and the exemption will be granted in accordance with the law. Furthermore, the Company believes that any amounts that may become due in connection with this matter should be recoverable from its customer under the terms of the vessel’s services contract.

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HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

12. Reportable Segments

The Company has one reportable segment, which encompasses all aspects of its marine transportation services business. As the chief operating decision maker, our Chief Executive Officer evaluates the Company’s operating results on a consolidated basis to assess performance and allocate resources. While the Company’s vessels operate in various geographic regions and customer markets, they are centrally managed, share multiple forms of common costs, provide similar or complementary marine transportation services, are manned by crews that may move from location to location or market to market as needed, and are marketed on a portfolio basis with the goal of maximizing Adjusted EBITDA and Adjusted Free Cash Flow and generating the highest possible rate of return on invested capital without a steadfast commitment to geographic region or customer market.

13. Related Party Transactions

Pursuant to the terms of the Trade Name and Trademark License Agreement entered into by and between the Company and HFR, LLC, the Company made payments of $1.8 million and $0.8 million during the nine months ended September 30, 2023 and 2022, respectively, for licensing fees associated with the use of Hornbeck trade names, trademarks, and related logos. HFR, LLC is a Texas Limited Liability Company owned by Todd M. Hornbeck and Troy A. Hornbeck. Todd M. Hornbeck serves as the Company’s Chairman of the Board of Directors, President and Chief Executive Officer. Troy A. Hornbeck is the brother of Todd M. Hornbeck and serves as the Company’s Purchasing Director. As of September 30, 2023 and 2022, the Company had accrued amounts payable to HFR, LLC totaling $1.0 million and $0.3 million, respectively.

On October 1, 2022, a member of the Company’s Board of Directors, assumed an officer role with an existing Hornbeck customer. For the nine months ended September 30, 2023, the Company generated $89.5 million of revenues from contracts with such customer, which accounted for approximately 20% of the Company’s total revenues. The Company had outstanding accounts receivable from this customer totaling $11.5 million as of September 30, 2023.

14. Subsequent Events

The Company has evaluated subsequent events through November 10, 2023, which represents the date its financial statements were available to be issued and determined that all materially relevant information known through this date was appropriately addressed within the financial statements and notes herein.

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Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors of Hornbeck Offshore Services, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Hornbeck Offshore Services, Inc. and subsidiaries (the Company) as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive income (loss), changes in stockholders’ equity, and cash flows for the years ended December 31, 2022 and December 31, 2021 (Successor), for the period from September 5, 2020 through December 31, 2020 (Successor), and for the period from January 1, 2020 through September 4, 2020 (Predecessor) and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021, and the results of its operations and its cash flows for the years ended December 31, 2022 and December 31, 2021 (Successor), for the period from September 5, 2020 through December 31, 2020 (Successor), and for the period from January 1, 2020 through September 4, 2020 (Predecessor), in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the account or disclosure to which it relates.

CONFIDENTIAL TREATMENT REQUESTED BY

PURSUANT TO 17 C.F.R. SECTION 200.83

Fair Value of the Creditor Warrants

Description of the Matter

As described in Note 11 to the consolidated financial statements, the Company issued 1.6 million Creditor Warrants upon emergence from voluntary reorganization under Chapter 11. The Creditor Warrants’ estimated fair value was $65 million as of December 31, 2022 and was recorded as a non-current liability on the consolidated balance sheets. The Company utilizes a Black-Scholes model to estimate the fair value of the Creditor Warrants, which uses inputs including the current estimated fair value of the underlying common stock, the exercise price, the contractual expiry term, an estimated equity volatility, a term-match risk-free rate, and an expected dividend yield.

Auditing management’s fair value estimate of the Creditor Warrants was complex and highly judgmental due to the estimation required to determine the fair value of the Creditor Warrants. In particular, the current estimated fair value of the underlying common stock involves a high degree of subjectivity including the use of prospective financial information, weighted average cost of capital, and an estimated terminal value of the Company.

How We Addressed the Matter in Our Audit	To test the estimated fair value of the Creditor Warrants, we performed audit procedures that included, among others, assessing methodologies and testing the significant assumptions used in estimating the fair value of the underlying common stock, and testing the underlying data used by the Company in its analysis. For example, we compared the prospective financial information used by management in estimating the fair value of the underlying common stock to current industry and economic trends and other relevant factors, such as the Company’s historical financial results. We also assessed the historical accuracy of management’s prospective financial information. We involved our valuation specialists to assist in our evaluation of the methodology applied by the Company and the significant assumptions used in estimating the fair value of the underlying common stock, which is used to estimate the fair value of the Creditor Warrants.

/s/ Ernst & Young LLP

We have served as the Company’s auditors since 2002.

New Orleans, Louisiana

March 16, 2023 except for Note 21 and Note 22, as to which the date is November 10, 2023

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HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In thousands, except per share data)

	December 31,
	2022	2021
ASSETS
Current assets:
Cash and cash equivalents	$217,303	$180,446
Accounts receivable, net of allowance for doubtful accounts of $5,786 and $5,530, respectively	117,621	70,922
Prepaid expenses	4,190	2,633
Assets held for sale	146	132
Other current assets	18,673	14,198

Total current assets	357,933	268,331
Property, plant and equipment, net	449,249	329,732
Restricted cash	348	324
Deferred charges, net	26,298	14,875
Operating lease right-of-use assets	24,634	21,291
Finance lease right-of-use assets	934	721
Other assets	824	1,612

Total assets	$860,220	$636,886

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$42,975	$25,614
Accrued interest	5,517	5,296
Accrued payroll and benefits	19,447	13,987
Operating lease liabilities	6,607	2,748
Finance lease liabilities	286	176
Other accrued liabilities	13,371	11,141

Total current liabilities	88,203	58,962
Long-term debt, net of original issue discount of $1,090 and $744, and deferred financing costs of $495 and $350	410,258	347,237
Deferred tax liabilities, net	103	47
Liability-classified warrants	64,558	23,150
Operating lease liabilities	20,100	19,996
Finance lease liabilities	475	391
Other long-term liabilities	5,691	3,230

Total liabilities	589,388	453,013

Stockholders’ equity:
Common stock: $0.00001 par value; 50,000 shares authorized; 5,386 and 4,652 shares issued and outstanding, respectively	—	—
Additional paid-in capital	197,006	191,676
Retained earnings (deficit)	73,890	(6,872)
Accumulated other comprehensive loss	(64)	(931)

Total stockholders’ equity	270,832	183,873

Total liabilities and stockholders’ equity	$860,220	$636,886

The accompanying notes are an integral part of these consolidated statements

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HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share data)

	Successor			Predecessor
	Year Ended December 31, 2022	Year Ended December 31, 2021	Period from September 5, 2020 through December 31, 2020	Period from January 1, 2020 through September 4, 2020
Revenues:
Vessel revenues	$406,034	$214,680	$50,971	$94,520
Non-vessel revenues	45,192	41,620	12,815	26,274

	451,226	256,300	63,786	120,794
Costs and expenses:
Operating expense	214,788	142,819	39,565	90,674
Depreciation expense	18,601	15,672	5,016	65,705
Amortization expense	10,339	2,711	—	12,845
General and administrative expense	58,946	40,632	11,593	33,261
Stock-based compensation expense	5,330	3,372	1,503	1,969
Restructuring costs	—	—	—	34,491

	308,004	205,206	57,677	238,945

Gain on sale of assets	21,837	2,679	—	—

Operating income (loss)	165,059	53,773	6,109	(118,151)
Interest expense	41,172	35,794	10,750	40,460
Interest income	(2,832)	(510)	(77)	(944)

Net interest expense	38,340	35,284	10,673	39,516

	126,719	18,489	(4,564)	(157,667)
Other income (expense):
Loss on early extinguishment of debt	(44)	—	—	(4,236)
Foreign currency income (loss)	(198)	(434)	18	(51)
Fair value adjustment of liability-classified warrants	(41,408)	(15,150)	7	—
Reorganization items, net	—	—	(4,040)	(1,128,314)
Other income	2,867	1,615	27	—

	(38,783)	(13,969)	(3,988)	(1,132,601)

Income (loss) before income taxes	87,936	4,520	(8,552)	(1,290,268)

Income tax expense (benefit)	7,174	1,533	1,307	(135,721)

Net income (loss)	$80,762	$2,987	$(9,859)	$(1,154,547)

Earnings (loss) per share:
Basic earnings (loss) per common share	$4.80	$0.20	$(0.65)	$(29.36)

Diluted earnings (loss) per common share	$4.39	$0.19	$(0.65)	$(29.36)

Weighted average basic shares outstanding	16,829	14,980	14,911	39,326

Weighted average diluted shares outstanding	18,394	15,497	14,911	39,326

The accompanying notes are an integral part of these consolidated statements

CONFIDENTIAL TREATMENT REQUESTED BY

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HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(In thousands)

	Successor			Predecessor
	Year Ended December 31, 2022	Year Ended December 31, 2021	Period from September 5, 2020 through December 31, 2020	Period from January 1, 2020 through September 4, 2020
Net income (loss)	$80,762	$2,987	$(9,859)	$(1,154,547)
Other comprehensive income (loss):
Foreign currency translation income (loss), net	867	(1,217)	286	3,504

Total comprehensive income (loss)	$81,629	$1,770	$(9,573)	$(1,151,043)

The accompanying notes are an integral part of these consolidated statements

CONFIDENTIAL TREATMENT REQUESTED BY

PURSUANT TO 17 C.F.R. SECTION 200.83

HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(In thousands)

	Common Stock		Additional Paid-In Capital	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income (Loss)	Total Stockholders Equity
	Shares	Amount
Balance at January 1, 2020 (Predecessor)	38,096	$381	$766,779	$408,789	$(3,504)	$1,172,445
Shares issued under employee benefit programs	1,543	15	(155)	—	—	(140)
Stock-based compensation expense	—	—	1,969	—	—	1,969
Net loss	—	—	—	(1,154,547)	—	(1,154,547)
Foreign currency translation income, net	—	—	—	—	3,504	3,504
Cancellation of predecessor equity	(39,639)	(396)	(768,593)	745,758	—	(23,231)

Balance at September 4, 2020 (Predecessor)	—	$—	$—	$—	$—	$—

Issuance of successor common stock	4,366	—	50,488	—	—	50,488
Warrants reclassified to equity	10,545	—	100,232	—	—	100,232
Stock-based compensation expense	—	—	1,503	—	—	1,503
Net loss	—	—	—	(9,859)	—	(9,859)
Foreign currency translation income, net	—	—	—	—	286	286

Balance at December 31, 2020 (Successor) (1)	14,911	$—	$152,223	$(9,859)	$286	$142,650

Issuance of common stock and warrants (2)	1,852	—	36,081	—	—	36,081
Stock-based compensation expense	—	—	3,372	—	—	3,372
Net income	—	—	—	2,987	—	2,987
Foreign currency translation loss, net	—	—	—	—	(1,217)	(1,217)

Balance at December 31, 2021 (Successor) (3)	16,763	$—	$191,676	$(6,872)	$(931)	$183,873

Stock-based compensation expense	—	—	5,330	—	—	5,330
Net income	—	—	—	80,762	—	80,762
Foreign currency translation income, net	—	—	—	—	867	867

Balance at December 31, 2022 (Successor) (4)	16,763	$—	$197,006	$73,890	$(64)	$270,832

(1)	Reflects 4,366 shares of common stock and 10,545 Jones Act Warrants issued and outstanding as of December 31, 2020.
(2)

Consists of 183 shares of common stock and 1,568 Jones Act Warrants issued through a preemptive rights offering and 101 shares of common stock issued under the Stock Purchase Plan, net of issuance costs, in 2021. See Note 12 to these financial statements for further information regarding the preemptive rights offering and the Stock Purchase Plan.

(3)	Reflects 4,652 shares of common stock and 12,111 Jones Act Warrants issued and outstanding as of December 31, 2021.
(4)	Reflects 5,386 shares of common stock and 11,377 Jones Act Warrants issued and outstanding as of December 31, 2022.

The accompanying notes are an integral part of these consolidated statements

CONFIDENTIAL TREATMENT REQUESTED BY

PURSUANT TO 17 C.F.R. SECTION 200.83

HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Successor			Predecessor
	Year Ended December 31, 2022	Year Ended December 31, 2021	Period from September 5, 2020 through December 31, 2020	Period from January 1, 2020 through September 4, 2020
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$80,762	$2,987	$(9,859)	$(1,154,547)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation	18,601	15,672	5,016	65,705
Amortization	10,339	2,711	—	12,845
Stock-based compensation expense	5,330	3,372	1,503	1,969
Loss on early extinguishment of debt	44	—	—	4,236
Provision for bad debts	257	44	385	(1,164)
Deferred tax expense (benefit)	55	14	110	(133,434)
Amortization of deferred financing costs	572	26	—	1,784
Amortization of deferred gain	—	—	—	(2,572)
Mark-to-market adjustment of creditor warrants	41,408	15,150	(7)	—
Gain on sale of assets	(21,837)	(2,608)	—	—
Reorganization costs	—	—	(118)	1,101,697
Changes in operating assets and liabilities:
Accounts receivable	(45,467)	(20,186)	(20,936)	32,226
Other current and long-term assets	(11,560)	6,877	4,894	(2,814)
Deferred drydocking charges	(19,114)	(14,113)	(86)	(9,304)
Other deferred assets	106	—	—	—
Accounts payable	8,303	10,050	5,829	(18,388)
Accrued liabilities and other liabilities	14,540	3,408	(1,931)	12,120
Accrued interest	221	(3,043)	222	—
Accumulated payment-in-kind interest	30,407	29,250	9,003	11,756

Net cash provided by (used in) operating activities	112,967	49,611	(5,975)	(77,885)
CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of offshore supply vessels	(116,047)	—	—	—
Costs incurred for OSV newbuild program #5	—	—	(7)	(783)
Net proceeds from sale of assets	22,925	3,145	—	—
Vessel capital expenditures	(14,707)	(6,581)	(904)	(3,574)
Non-vessel capital expenditures	(1,328)	(688)	—	(88)

Net cash used in investing activities	(109,157)	(4,124)	(911)	(4,445)
CASH FLOWS FROM FINANCING ACTIVITIES:
Redemption premium on retirement of debt	—	—	—	(1,500)
Proceeds from DIP facility	—	—	—	75,000
Repayment of DIP facility	—	—	—	(56,345)
Repayment of senior credit facility	—	—	—	(100,000)
Proceeds from first-lien replacement term loans	37,500	36,750	—	—
Principal payments under finance lease obligations	(200)	(96)	—	—
Repayment of exit first-lien term loans	(4,436)	(18,655)	—	—
Deferred financing costs	11	(1,456)	—	(2,728)
Rights offering proceeds from equity issued	—	20,000	—	100,500
Rights offering costs	—	(934)	—	—
Net cash proceeds from other equity issued	—	2,015	—	—

Net cash provided by financing activities	32,875	37,624	—	14,927

Effects of exchange rate changes on cash	196	(463)	104	(1,319)

Net increase (decrease) in cash, cash equivalents and restricted cash	36,881	82,648	(6,782)	(68,722)
Cash, cash equivalents and restricted cash at beginning of period	180,770	98,122	104,904	173,626

Cash, cash equivalents and restricted cash at end of period	$217,651	$180,770	$98,122	$104,904

SUPPLEMENTAL DISCLOSURES OF CASH FLOW ACTIVITIES:
Cash paid for interest	$8,868	$8,467	$1,731	$14,781

Cash paid for (refunds of) income taxes	$474	$2,399	$463	$(3,930)

The accompanying notes are an integral part of these consolidated statements

CONFIDENTIAL TREATMENT REQUESTED BY

PURSUANT TO 17 C.F.R. SECTION 200.83

HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization

Nature of Operations and Basis of Presentation

Hornbeck Offshore Services, Inc., or the Company, was incorporated in the state of Delaware in 1997. The Company, through its subsidiaries, operates offshore supply vessels, or OSVs, multi-purpose support vessels, or MPSVs, and a shore-base facility to provide logistics support and specialty services to the offshore oil and gas exploration and production industry, primarily in the U.S. Gulf of Mexico, or the GoM, Latin America and select international markets, as well as specialty services for the U.S. military and the emerging U.S. offshore wind and aerospace industries. The consolidated financial statements include the accounts of Hornbeck Offshore Services, Inc. and its subsidiaries. All significant intercompany accounts and transactions have been eliminated. Certain reclassifications have been made to prior-year results to conform to current-year presentation.

2. Summary of Significant Accounting Policies

Fresh-Start Accounting

On May 19, 2020, the Company sought voluntary relief under Chapter 11 of the United States Bankruptcy Code, or the Chapter 11 Cases, in the United States Bankruptcy Court for the Southern District of Texas, or the Bankruptcy Court, and filed a proposed joint prepackaged plan of reorganization, or the Plan. The Bankruptcy Court entered a confirmation order approving the Plan on June 19, 2020. The Plan became effective and the Company formally emerged from the Chapter 11 Cases on September 4, 2020, or the Effective Date. Upon emergence from the Chapter 11 Cases, the Company adopted fresh-start accounting in accordance with ASC 852, Reorganizations, and effectively became a new entity for financial reporting purposes.

Implementation of the Plan and the application of fresh-start accounting resulted in a material change in the carrying values and classifications reported in the Company’s consolidated financial statements. As a result, the Company’s consolidated financial statements subsequent to the Effective Date will not be comparable to its consolidated financial statements on and prior to the Effective Date. Therefore, a vertical black line is presented in the consolidated statements of operations, consolidated statements of comprehensive income (loss), and consolidated statements of cash flows to distinguish between the Predecessor and Successor entities and to highlight the lack of comparability between the periods presented. References to “Successor” relate to the financial position and results of operations of the reorganized Company subsequent to the Effective Date. “Predecessor” refers to the Company prior to its emergence and the related financial position and results of operations through the Effective Date. References to “New Common Stock” represents the common stock, $0.00001 par value per share, issued by the Successor on or after the Effective Date.

Subsequent to May 19, 2020 and through September 4, 2020, all expenses, gains and losses directly associated with the Company’s reorganization are reported as reorganization items, net, in the consolidated statements of operations. Upon adoption of fresh-start accounting, the Company’s assets, liabilities and equity were recorded at their estimated fair values as of the Effective Date.

See Note 3 for further information regarding the Company’s voluntary reorganization under Chapter 11 and the impact of fresh-start accounting on its consolidated financial statements.

Revenue Recognition

The services that are provided by the Company represent a single performance obligation under its contracts that are satisfied at a point in time or over time. Revenues are earned primarily by (i) chartering the Company’s vessels, including the operation of such vessels, (ii) providing vessel management services to third-party vessel owners, and (iii) providing shore-based port facility services. Revenues associated with performance obligations satisfied over time are recognized on a daily basis throughout the contract period.

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Cash and Cash Equivalents

Cash and cash equivalents consist of all highly liquid investments in money market funds, deposits and investments available for current use with an initial maturity of three months or less.

Restricted Cash

The Company considers cash as restricted when there are contractual agreements that govern the use or withdrawal of the funds.

Accounts Receivable

Accounts receivable consists of trade receivables, net of reserves, and amounts to be rebilled to customers.

Concentration of Credit Risk

Customers are primarily major and independent, domestic and international, oil and oilfield service companies, as well as national oil companies, the U.S. military and offshore wind companies. The Company’s customers are granted credit on a short-term basis and related credit risks are considered minimal. The Company usually does not require collateral, but does occasionally require letters of credit or payment-in-advance if undue credit risk is determined to exist with a particular contract or customer. The Company provides an estimate for uncollectible accounts based primarily on management’s judgment using the relative age of customer balances, historical losses, current economic conditions and individual evaluations of each customer to record an allowance for doubtful accounts.

Property, Plant and Equipment

Property, plant and equipment is recorded at cost. However, upon adoption of fresh-start accounting effective September 4, 2020 in connection with the Company’s Chapter 11 Cases, the Company’s property, plant and equipment recorded as of that date was adjusted to its estimated fair market value at the Effective Date in accordance with ASC 852. Depreciation and amortization of equipment and leasehold improvements are computed using the straight-line method based on the estimated useful lives and estimated salvage values of the related assets. Major modifications and improvements that extend the useful life or functional operating capability of a vessel are capitalized and amortized over the remaining useful life of the vessel. Estimated useful lives and salvage values are reassessed when there are relevant indications that the original estimates may no longer be appropriate. Gains and losses from retirements or other dispositions are recognized as incurred.

The estimated useful lives by classification are as follows:

Offshore supply vessels	25 years
Multi-purpose support vessels	25 years
Non-vessel property, plant and equipment	3-15 years

Deferred Charges

The Company’s vessels are required by regulation to be recertified after certain periods of time. The Company defers the drydocking costs incurred due to regulatory marine inspections and amortizes the costs on a straight-line basis over the period to be benefited from such expenditures (typically between 24 and 36 months).

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Mobilization Costs

The Company occasionally incurs mobilization costs to prepare its vessels and/or transit them to and from certain regions in order to obtain and fulfill vessel charter contracts. These costs are typically expensed as incurred, but may in certain circumstances be deferred and amortized over the contract term dependent upon criteria set forth in ASC 606, Revenue from Contracts with Customers, and ASC 340, Other Assets and Deferred Costs.

Stock-Based Compensation

Stock-based compensation awards are accounted for in accordance with ASC 718, Compensation – Stock Compensation, which requires all share-based payments to the Company’s employees and directors to be recognized in the consolidated financial statements based on their fair values. The fair value of the underlying common stock is based upon a valuation of the Company’s equity developed with the assistance of third-party valuation experts using a combination of income and market approaches as of the appropriate measurement date. The Company recognizes compensation expense on a straight-line basis over the applicable vesting period of stock-based awards that are ultimately expected to vest. Forfeitures are recognized during the period in which they actually occur.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using currently enacted tax rates. The effect on deferred tax assets and liabilities of a statutory change in tax rates is recognized in income in the period that includes the enactment date. The provision for income taxes includes provisions for federal, state and foreign income taxes. Interest and penalties relating to uncertain tax positions are recorded as interest expense and general and administrative expenses, respectively. In addition, the Company provides a valuation allowance for deferred tax assets if it is more likely than not that such items will either expire before the Company is able to realize the benefit or the future deductibility is uncertain. For the three-year period ended December 31, 2022, the Company has a cumulative pre-tax loss, which limits its ability to consider other subjective evidence, such as the Company’s projections of future earnings, when evaluating recoverability of its deferred tax assets. Therefore, the Company has established valuation allowances of $246.4 million and $272.1 million against its deferred tax assets as of December 31, 2022 and 2021, respectively.

The Company has made an accounting policy election to account for global intangible low-taxed income, or GILTI, in the year the tax is incurred.

Use of Estimates

The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Legal Liabilities

In the ordinary course of business, the Company may become party to lawsuits, administrative proceedings, or governmental investigations. These matters may involve large or unspecified damages or penalties that may be sought from the Company and may require years to resolve. The Company records a liability related to a loss

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contingency for such legal matters in accrued liabilities if the Company determines the loss to be both probable and estimable. The liability is recorded for an amount that is management’s best estimate of the loss, or when a best estimate cannot be made, the minimum loss amount of a range of possible outcomes. Significant judgment is required in estimating such liabilities, the results of which can vary significantly from the actual outcomes of lawsuits, administrative proceedings or governmental investigations.

Foreign Currency Transaction Gains and Losses

Foreign currency transaction gains and losses are recorded in the period incurred except for advances to and investments in foreign subsidiaries. Foreign currency gains and losses related to advances to or investments in foreign operations are accounted for as a foreign currency translation adjustment and recorded as other comprehensive income or loss. Foreign currency transaction adjustments for 2022, 2021 and 2020 were not material to the financial statements. The balance in accumulated other comprehensive loss as of December 31, 2022 and 2021 relates primarily to the Company’s long-term investments in its foreign subsidiaries.

Warrants

Common stock warrants are accounted for as either equity instruments or liabilities depending on the specific terms of the applicable warrant agreement. Warrants that are classified as liabilities are recorded at their estimated fair value on a recurring basis at each balance sheet date. Changes in the estimated fair value of such warrants are recognized as a non-cash gain or loss on the consolidated statements of operations. All outstanding warrants are reassessed each reporting period to determine whether their classification continues to be appropriate.

Fair Value of Financial Instruments

The Company evaluates its financial assets and liabilities subject to fair value measurements on a recurring basis to determine the appropriate level in which to classify them for each reporting period pursuant to ASC 820, Fair Value Measurements. Each applicable asset and liability carried at fair value is required to be classified into one of the following categories:

•	Level 1: Quoted market prices in active markets for identical assets or liabilities

•	Level 2: Observable market-based inputs or observable inputs that are corroborated by market data

•	Level 3: Unobservable inputs that are not corroborated by market data

Fair value is calculated based on assumptions that market participants would use in pricing assets and liabilities. Significant judgments are required in the determination of these assumptions.

Asset Impairment Assessment

In accordance with ASC 360, Property, Plant, and Equipment, the Company periodically reviews long-lived asset valuations when events or changes in circumstances indicate that an asset’s carrying value may not be recoverable. If indicators of impairment exist, the Company assesses the recoverability of its long-lived assets by comparing the projected future undiscounted cash flows associated with the related long-lived asset group over their remaining estimated useful lives to the aggregate carrying value of each asset group. If the sum of the estimated undiscounted cash flows is less than the carrying amounts of the asset group, the assets are written down to the underlying assets’ estimated fair values based on the expected discounted future cash flows or

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appraised values attributable to the assets. Assessing future cash flows is inherently subjective and is based on the Company’s current assumptions regarding future dayrates, utilization, operating expense, direct overhead, including G&A expense, and recertification costs that could differ from actual results.

During the first quarter of 2020, the Company determined that it observed indicators of impairment related to its vessels. This was due to an unprecedented rapid decline in the price of oil to a negative price, which resulted from COVID-19 closures combined with a significant oversupply of oil and an oil price war between Saudi Arabia and Russia. The Company completed an undiscounted cash flow calculation on its vessels as of March 31, 2020. For the purpose of calculating the undiscounted cash flows, the Company categorized its vessels into two groups, OSVs and MPSVs, and used a probability-weighted undiscounted cash flow projection to test for recoverability. If events or changes in circumstances as set forth above were to indicate that the asset group’s carrying amount may not be recoverable over the vessels’ useful lives for such groups, the Company would then be required to estimate the future undiscounted cash flows expected to result from the use of the asset group and its eventual disposition. If the sum of the expected future undiscounted cash flows was determined to be less than the carrying amount of the vessels, the Company would be required to reduce the carrying amount to fair value. Included in the cash flow projections were assumptions related to the current mix of active and stacked vessels, the timing of stacked vessels returning to active status along with projected dayrates, operating expenses and direct overhead expenses related to each of the groupings. As a result of its analysis, the Company determined that the projected undiscounted cash flows for each of the groupings were sufficient to recover the remaining book value of the underlying long-lived assets as of March 31, 2020 (Predecessor). The Company has not observed any impairment indicators as of and for the years ended December 31, 2022 and December 31, 2021.

Leases

The Company determines if an agreement is a lease or contains a lease at inception. The lease term for accounting purposes may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise the option. Right-of-use assets and the corresponding lease liabilities are recorded at the commencement date based on the present value of lease payments over the expected lease term. The Company uses its incremental borrowing rate, which would be the rate incurred to borrow on a collateralized basis over a similar term in a similar economic environment, to calculate the present value of lease payments for its operating leases. The Company uses the rate implicit in the lease for its finance leases.

The Company is obligated under certain operating leases for shore-based facilities, office space, temporary housing and equipment. The Company is obligated under finance leases for vehicles. Such leases will often include options to extend the lease and the Company will include option periods that, on commencement date, it is reasonably likely that it will exercise. Some leases may require variable lease payments such as real estate taxes and maintenance expenses. These costs are expensed in the period in which they are incurred. The Company’s finance leases contain residual value guarantees, which may require additional payments at the end of the lease term if the net book value of the vehicle is less than the greater of the wholesale value of such vehicle or 20% of the delivered price of the vehicle.

For leases with a term of 12 months or less, the Company has made a policy election in which the right-of-use asset and lease liability will not be recognized on its balance sheet.

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Recent Accounting Pronouncements

The following table provides a brief description of recent accounting pronouncements that could have a material effect on the Company’s financial statements:

Standard	Description	Date of Adoption	Effect on the financial statements and other significant matters
Standards that have been adopted:

ASU No. 2019-12, Income Taxes (Topic 740), Simplifying the Accounting for Income Taxes	This standard modifies ASC 740 to simplify the accounting for income taxes by removing certain exceptions.	January 1, 2022	The Company adopted ASU No. 2019-12 on January 1, 2022. This adoption had no material impact on its consolidated financial statements.

ASU No. 2020-10, Codification Improvements	This standard conforms, clarifies, simplifies, and/or provides technical corrections to a wide variety of topics, including moving certain presentation and disclosure guidance to the appropriate codification section.	January 1, 2022	The Company adopted ASU No. 2020-10 on January 1, 2022. This adoption had no material impact on its consolidated financial statements.

ASU No. 2021-04, Earnings Per Share (Topic 260), Debt - Modifications and Extinguishments (Subtopic 470-50), Compensation - Stock Compensation (Topic 718), and Derivatives and Hedging - Contracts in Entity’s Own Equity (Subtopic 815-40)	This standard clarifies and reduces diversity in an issuer’s accounting for modifications or exchanges of freestanding equity-classified written call options that remain equity classified after modification or exchange. ASU No. 2021-04 requires prospective application.	January 1, 2022	The Company adopted ASU No. 2021-04 on January 1, 2022. This adoption had no impact on its consolidated financial statements because there were no modifications or exchanges of warrants during the year.

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Standard	Description	Date of Adoption	Effect on the financial statements and other significant matters

Standards that have not been adopted:

ASU No. 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments	This standard requires measurement and recognition of expected credit losses for financial assets held. ASU No. 2016-13 requires modified retrospective application. Early adoption is permitted.	January 1, 2023	The Company adopted ASU No. 2016-13 on January 1, 2023. This adoption will have no material impact on its consolidated financial statements.

ASU No. 2020-04, Reference Rate Reform (Topic 848), Facilitation of the Effects of Reference Rate Reform on Financial Reporting	The amendments in this update provide optional expedients and exceptions for applying generally accepted accounting principles (GAAP) to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met.	Effective upon issuance (March 12, 2020) and generally can be adopted at the reporting entity’s election through December 31, 2024.	The Company believes that the implementation of this new guidance will not have a material impact on its consolidated financial statements.

3. Emergence from Voluntary Reorganization under Chapter 11

Effective April 13, 2020, the Company entered into a Restructuring Support Agreement, or the RSA, with secured lenders holding approximately 83% of the Company’s aggregate secured indebtedness and unsecured noteholders holding approximately 79% of the Company’s aggregate unsecured notes outstanding related to a balance sheet restructuring of the Company to be implemented through a voluntary prepackaged Chapter 11 case in the Bankruptcy Court.

On May 19, 2020, in accordance with the RSA, the Company sought voluntary relief under Chapter 11 of the United States Bankruptcy Code in the Bankruptcy Court and filed the Plan.

On June 19, 2020, after a confirmation hearing, the Bankruptcy Court entered a confirmation order approving the Plan. Subsequent to the confirmation, the Plan became effective after the conditions to its effectiveness were satisfied and the Company formally emerged from the Chapter 11 Cases on September 4, 2020. The primary effect of the Plan was to significantly de-lever the Company’s balance sheet through the conversion into equity and warrants of (i) a portion of the $350 million in first-lien term loans due in June 2023; (ii) $121 million in second-lien term loans due in February 2025; (iii) $224 million outstanding under the Company’s 2020 senior notes indenture, and; (iv) $450 million outstanding under the Company’s 2021 senior notes indenture.

Following is a summary of the material items of the Plan that took effect upon the Company’s emergence from the Chapter 11 Cases on the Effective Date. This summary highlights only certain substantive provisions of

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the Plan and is not intended to be a complete description of the Plan and the effects of the Company’s emergence from the Chapter 11 Cases. Any capitalized terms not otherwise defined have the meanings defined in the Plan. This summary is qualified in its entirety by reference to the full text of the Plan and the Confirmation Order, which were included in the Company’s Form 8-K filed with the Securities and Exchange Commission on June 21, 2020.

Upon emergence from the Chapter 11 Cases, the following provisions of the Plan were implemented on the Effective Date:

•

The Predecessor repaid $56.3 million of the $75.0 million debtor-in-possession (“DIP”) financing, or DIP facility. The remaining $18.7 million of DIP claims were rolled into the Exit First Lien Credit Agreement on a pro rata basis, or the exit first-lien term loans. Further, a $0.75 million DIP Exit Fee (1% of the $75.0 million principal) was paid in cash to the DIP lenders.

•

Each Holder of an Allowed First Lien Claim received (subject to the Jones Act Restriction) its pro rata share of: (i) 24.6% of the combined New Common Stock and Jones Act Warrants, or 470,838 shares of New Common Stock and 3,047,478 Jones Act Warrants, and (ii) $287.6 million in aggregate principal amount of new exit second-lien term loans due in 2026.

•

Each Holder of an Allowed Second Lien Claim received (subject to the Jones Act Restriction) either its pro rata share of (i) 5.1% of the combined New Common Stock and Jones Act Warrants, or 100,711 shares of New Common Stock and 621,449 Jones Act Warrants, and (ii) 15.0% of the Creditor Warrants, or 247,795 Creditor Warrants; or (iii) if the holder was a non-eligible holder, a cash payment equal to 6.1% of such holders Second Lien Claim.

•

Each Holder of an Allowed 2020 Notes Claim or of an Allowed 2021 Notes Claim received (subject to the Jones Act Restriction) either its pro rata share of: (i) 0.3% of the combined New Common Stock and Jones Act Warrants, or 7,355 shares of New Common Stock and 32,328 Jones Act Warrants, and (ii) 85.0% of the Creditor Warrants, or 1,304,649 Creditor Warrants; or (iii) if the holder was a non-eligible holder, a cash payment equal to 0.5% of such holders Unsecured Notes Claim.

•

Each Holder of an Allowed General Unsecured Claim received either: (i) Reinstatement of such Allowed General Unsecured Claim and satisfaction thereof in full in the ordinary course of business in accordance with the terms and conditions of the particular transaction giving rise to such Allowed General Unsecured Claim; or (ii) such other treatment rendering its Allowed General Unsecured Claim unimpaired in accordance with section 1124 of the Bankruptcy Code.

•

Certain prepetition secured and unsecured creditors purchased their pro rata share of 70.0% of the combined New Common Stock and Jones Act Warrants pursuant to the Equity Rights Offering. The Equity Rights Offering was backstopped by certain holders in exchange for a 5.0% commitment premium that was paid with New Common Stock and Jones Act Warrants. The Company received a cash equity investment of $100.0 million from the participants in the Equity Rights Offering in exchange for 3,556,399 shares of New Common Stock and 6,443,601 Jones Act Warrants. In addition, the parties that agreed to backstop the Equity Rights Offering received 168,768 shares of New Common Stock and 351,500 Jones Act Warrants related to the Backstop Commitment Premium.

•

Pursuant to the Management Incentive Plan, or the MIP, the Company granted 60.0% of the MIP Reserve on the Effective Date, which included 618,903 restricted stock units fair valued at $9.49 per unit, 206,301 Tranche A stock options fair valued at $5.07 per option, 206,301 Tranche B stock options fair valued at $4.10 per option, and 206,301 Tranche C stock options fair valued at $3.48 per option. In addition, the MIP included 62,500 restricted stock units issued to non-employee directors at a fair value of $9.49 per unit on the Effective Date.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

•

The New Common Stock and Jones Act Warrants issued in the Equity Rights Offering and in exchange for Allowed First Lien Claims, Allowed Second Lien Claims, Allowed 2020 Notes Claims and Allowed 2021 Notes Claims were subject to dilution by the New Common Stock or Jones Act Warrants issued or issuable under the MIP, DIP Exit Backstop Premium, Backstop Commitment Premium, and Creditor Warrants.

•

The Jones Act, which applies to companies that engage in U.S. coastwise trade, requires that, among other things, the aggregate ownership of common stock by non-U.S. citizens be not more than 25.0% of the Company’s outstanding common stock. On the Effective Date, in order to comply with the Jones Act, certain Holders who were eligible to receive new common stock of the Successor pursuant to the Plan or Equity Rights Offering, but who were non-U.S. citizens received Jones Act Warrants with a right to acquire New Common Stock at an exercise price of $0.00001 per share subject to the U.S. Citizen Determination Procedures.

•	The Predecessor’s equity interests consisting of 39,614,374 shares of common stock, $0.01 par value per share, were cancelled and extinguished.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table provides a summary of the New Common Stock and the functionally equivalent Jones Act Warrants, which were classified as liabilities at emergence, issued on the Effective Date pursuant to the Plan, inclusive of the Equity Rights Offering:

	As of September 4, 2020
	Issued Shares/Units		% of Total Issued Shares/Units
First Lien Creditors:
Issued New Common Stock	470,838
Issued Jones Act Warrants	3,047,478

	3,518,316	(1)	23.6%
Second Lien Creditors:
Issued New Common Stock	231,097
Issued Jones Act Warrants	659,902

	890,999	(2)	6.0%
Unsecured Creditors:
Issued New Common Stock	1,629,765
Issued Jones Act Warrants	2,092,326

	3,722,091	(3)	25.0%
Backstop Commitment & Premium:
Issued New Common Stock	1,972,371
Issued Jones Act Warrants	4,696,650

	6,669,021	(4)	44.7%
DIP Exit Premium:
Issued New Common Stock	9,676
Issued Jones Act Warrants	48,557

	58,233		0.4%
Other:
Issued New Common Stock for management co-investment & premium	52,601

	52,601		0.3%

Total issued New Common Stock and Jones Act Warrants	14,911,261		100.0%

(1)	Reflects 470,838 shares of New Common Stock and 3,047,478 Jones Act Warrants issued in settlement of Allowed First Lien Claims.
(2)

Reflects 100,711 shares of New Common Stock and 621,449 Jones Act Warrants issued in settlement of Allowed Second Lien Claims and an additional 130,386 shares of New Common Stock and 38,453 Jones Act Warrants issued to such claimholders as a result of their voluntary participation in the Equity Rights Offering.

(3)

Reflects 7,355 shares of New Common Stock and 32,328 Jones Act Warrants issued in settlement of Allowed 2020 Notes Claims and Allowed 2021 Notes Claims and an additional 1,622,410 shares of New Common Stock and 2,059,998 Jones Act Warrants issued to such claimholders as a result of their voluntary participation in the Equity Rights Offering.

(4)

Reflects 1,803,603 shares of New Common Stock and 4,345,150 Jones Act Warrants issued as a result of obligations by the backstop parties under the Backstop Commitment Agreement and an additional 168,768

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

shares of New Common Stock and 351,500 Jones Act Warrants issued to such parties for the Backstop Commitment Premium.

Fresh-Start Accounting

Upon emergence from the Chapter 11 Cases, the Company adopted fresh-start accounting in accordance with ASC 852. The Company qualified for fresh-start accounting by meeting the following conditions as of the Effective Date: (i) holders of existing shares of the common stock of the Predecessor immediately before the Effective Date received, collectively, less than 50% of the voting shares of the common stock of the Successor and (ii) the Reorganization Value of the Successor was less than its post-petition liabilities and estimated allowed claims immediately before the Effective Date. Under ASC 852, fresh-start accounting requires the Company to present its assets, liabilities and equity at fair value as if it were a new entity upon emergence from Chapter 11 bankruptcy.

Pursuant to ASC 852, the Company was required to determine the Reorganization Value of the Successor upon emergence from the Chapter 11 Cases. Reorganization Value generally approximates fair value of the entity before considering liabilities and approximates the amount a willing buyer would pay for the assets immediately after the effects of the restructuring. The Plan and related disclosure statement designated an Enterprise Value of $360.0 million, which represents the estimated fair value of the Company’s capital structure, consisting of long-term debt, net of cash, and stockholders’ equity as of the Effective Date. Enterprise Value is the basis for deriving the Successor equity value of $50.5 million and the Reorganization Value of $529.0 million.

The following table reconciles the Company’s Enterprise Value to the estimated fair value of the Successor equity as of the Effective Date (in thousands):

As of September 4, 2020
Enterprise Value	$360,000
Plus: Unrestricted cash and cash equivalents	104,753
Less: Fair value of debt	(306,232)
Less: Fair value of liability-classified warrants
Jones Act Warrants	(100,021)
Creditor Warrants	(8,012)

Fair value of Successor equity	$50,488

The following table reconciles the Company’s Enterprise Value to its Reorganization Value as of the Effective Date (in thousands):

As of September 4, 2020
Enterprise Value	$360,000
Plus: Unrestricted cash and cash equivalents	104,753
Plus: Current non-interest bearing liabilities	35,804
Plus: Long-term non-interest bearing liabilities	136,457
Less: Liability-classified warrants	(108,033)

Reorganization Value	$528,981

The fair values of the Successor’s assets, liabilities and equity were determined with the assistance of third-party valuation advisors. The Reorganization Value was allocated to the Company’s individual assets, liabilities

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

and equity based on their estimated fair values. The fair values of the Successor’s assets, liabilities and equity as of the Effective Date differ materially from their recorded values as reflected on the historical balance sheets of the Predecessor.

For purposes of estimating the fair value of the Company’s vessels, the Company used a combination of the discounted cash flow method (income approach) using a weighted average cost of capital of 12.5% and the market approach. In estimating the fair value of the other property and equipment, the Company used a combination of income, market, and cost-based approaches.

The fair value of the exit second-lien term loans was determined by valuation experts applying a discounted cash flow analysis wherein the implied credit spread of the exit second-lien term loans was consistent with the observed range of relevant market credit spreads. Accordingly, the principal amount of the exit second-lien term loans of $287.6 million reflects the estimated fair value of such loans as of the Effective Date.

Creditor Warrants issued upon emergence were fair valued at $5.16 per share, which was determined by valuation experts by applying a Black-Scholes model. The Black-Scholes model is a pricing model used to estimate the theoretical price or fair value for a European-style call or put option/warrant based on current stock price, strike price, time to maturity, risk-free rate, volatility, and dividend yield. The time to maturity of the warrant is estimated based on the contractual terms of the warrant’s agreement of seven years. Volatility assumptions are estimated based on the equity and asset volatilities of peer companies. Risk-free interest rates are based on U.S. Treasury constant maturity rates. A dividend yield was based on the Company’s expected dividend policy.

Jones Act Warrants issued upon emergence were fair valued at $9.49 per share (after the dilutive effect of the MIP issued concurrently at emergence), which was determined by valuation experts applying a Black-Scholes model. The fair value of Jones Act Warrants equals the fair value price of the New Common Stock less the strike price of $0.00001 per unit.

Fair values are inherently subject to significant uncertainties and contingencies beyond our control. Accordingly, there can be no assurance that the estimates, assumptions, valuations, appraisals and financial projections will be realized, and actual results could vary materially. Although the Company believes the assumptions and estimates used to develop Enterprise Value and Reorganization Value are reasonable and appropriate, different assumptions and estimates could materially impact the analysis and resulting conclusions. The assumptions used in estimating these values are inherently uncertain and require judgment.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the effects of the Plan and application of fresh-start accounting adjustments on the Company’s consolidated balance sheet as of the Effective Date. The explanatory notes following the table provide further detail on the adjustments.

	As of September 4, 2020 (in thousands)
	Predecessor Company	Reorganization Adjustments		Fresh-Start Adjustments		Successor Company
Assets
Current assets:
Cash and cash equivalents	$76,977	$27,776	(1)	$—		$104,753
Accounts receivable, net	33,867	—		—		33,867
Other current assets	17,102	(1,499)	(2)	—		15,603

Total current assets	127,946	26,277		—		154,223
Property, plant and equipment, net	2,262,363	—		(1,918,836)	(13)	343,527
Deferred charges, net	30,289	—		(29,188)	(14)	1,101
Right of use assets	22,813	—		6,969	(15)	29,782
Identifiable intangible assets, net	4,782	—		(4,782)	(16)	—
Other assets	348	—		—		348

Total assets	$2,448,541	$26,277		$(1,945,837)		$528,981

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$13,295	$(7,745)	(3)	$—		$5,550
Accrued interest	3,272	4,845	(4)	—		8,117
Accrued personnel costs	9,268	1,488	(5)	—		10,756
Current portion of long-term debt	—	—		—		—
Current portion of lease liabilities	2,777	—		(33)	(15)	2,744
Other accrued liabilities	13,600	(4,963)	(6)	—		8,637

Total current liabilities	42,212	(6,375)		(33)		35,804
Long-term debt	75,000	230,569	(7)	663	(17)	306,232
Deferred tax liabilities, net	95,243	—		(95,243)	(18)	—
Long-term lease liabilities	24,108	—		2,927	(15)	27,035
Liability-classified warrants	—	114,449	(8)	(6,416)	(19)	108,033
Other liabilities	1,389	—		—		1,389

Total liabilities not subject to compromise	237,952	338,643		(98,102)		478,493
Liabilities subject to compromise	1,195,037	(1,195,037)	(9)	—		—
Stockholders’ equity:
Common stock (Predecessor)	396	(396)	(10)	—		—
Additional paid-in capital (Predecessor)	768,591	(768,591)	(10)	—		—
Common stock (Successor)	—	—	(11)	—		—
Additional paid-in capital (Successor)	—	44,072	(11)	6,416	(19)	50,488
Retained earnings	265,675	1,607,586	(12)	(1,873,261)	(20)	—
Accumulated other comprehensive loss	(19,110)	—		19,110	(21)	—

Total stockholders’ equity	1,015,552	882,671		(1,847,735)		50,488

Total liabilities and stockholders’ equity	$2,448,541	$26,277		$(1,945,837)		$528,981

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HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Reorganization Adjustments

(1)	Represents the net cash payments that occurred on the Effective Date (in thousands):

Cash receipts:
Proceeds from Equity Rights Offering	$100,000
Proceeds from management co-investment	500

Total cash receipts	100,500
Cash payments:
Payment of DIP facility principal and interest	(56,617)
Professional and success-based investment banking fees on the Effective Date	(15,228)
Payment of DIP facility fee	(750)
Payment of debt issuance cost on exit financings	(103)
Payment to holders for certain allowed claims	(26)

Total cash payments	(72,724)

Cash payments, net	$27,776

(2)	Reflects the write-off of prepaid expenses related to $1.5 million of prepaid premiums for the Predecessor’s director and officer insurance policy.
(3)	Represents the payment of $7.7 million of professional fees on the Effective Date.
(4)

Represents the reclassification of the Specified 2L Exit Fee of $5.1 million from liabilities subject to compromise to accrued interest as part of the settlement of liabilities subject to compromise, net of the payment of accrued interest related to the DIP Facility of $0.3 million on the Effective Date.

(5)	Represents an accrual upon emergence for the Key Employee Retention Payments (“KERP”) to non-executive employees of $1.5 million.
(6)

Represents (i) settlement of the Backstop Commitment Premium of $5.0 million at the Effective Date, which was settled through issuance of New Common Stock and Jones Act Warrants under the Equity Rights Offering, and (ii) accrual for negligible cash payment amount due to certain non-eligible holders for settlement of liabilities subject to compromise.

(7)	Reflects issuance of exit second-lien term loans of $287.6 million as provided for in the Plan, less payment of DIP facility principal of $56.3 million and debt issuance costs of $0.6 million.
(8)

The Successor issued approximately 10.5 million Jones Act Warrants, including 6.4 million for the Equity Rights Offering, 3.7 million to creditors in settlement of liabilities subject to compromise and 0.4 million to backstop parties. Additionally, 1.6 million Creditor Warrants were issued to creditors in settlement of liabilities subject to compromise. Based on a Black-Scholes valuation, the value of the Jones Act Warrants and Creditor Warrants are presented at fair values of $10.09 per unit (pre-MIP dilution) and $5.16 per unit, respectively.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(9)	Gain on settlement of liabilities subject to compromise is as follows (in thousands):

First Lien Claims	$(371,457)
Second Lien Claims	(124,697)
2020 Notes Claims and 2021 Notes Claims	(698,883)

Total liabilities subject to compromise	(1,195,037)
Issuance of exit second-lien term loans	287,577
Fair value of equity and warrants issued to secured and unsecured claim holders	51,214
Specified 2L Exit Fee	5,117
Cash payment to secured and unsecured non-eligible claim holders	62

Gain on settlement of liabilities subject to compromise	$(851,067)

(10)	Reflects the cancellation of Predecessor’s equity to retained earnings.

(11)

The Successor issued approximately 4.4 million shares of New Common Stock, including 3.6 million shares for the Equity Rights Offering, 0.6 million shares to creditors in settlement of liabilities subject to compromise and 0.2 million shares to backstop parties and management co-investment parties.

The following table reflects the components of the Successor equity upon emergence (in thousands):

Equity issued for Equity Rights Offering	$35,564
Equity issued to creditors in settlement of liabilities subject to compromise	5,844
Equity issued for backstop commitments and premiums	1,801
Equity issued for management co-investment	531
Dilutive effect of Equity Rights Offering shares	332

Fair value of Successor equity (pre-MIP issuance)	44,072
Dilutive effect of MIP issuance on Jones Act Warrants (see item 19 below)	6,416

Fair value of Successor equity	$50,488

(12)	Reflects the cumulative impact of the reorganization adjustments discussed above.

Fresh-Start Accounting Adjustments

(13)

In estimating the fair value of the vessels and related equipment, the Company used a combination of the income and market approach. A discount rate of 12.5% was used for the income method. In estimating the fair value of the other property and equipment, the Company used a combination of income, market, and cost-based approaches.

(14)	Reflects a write-off of $29.2 million of Predecessor vessel recertification costs.
(15)

Upon adoption of fresh-start accounting, the Company’s lease obligations were calculated using a discount rate of 7.5% applicable to the Company upon emergence and commensurate with its new capital structure.

(16)	Reflects the write-off of a Predecessor intangible of $4.8 million related to certain property lease agreements.
(17)	Reflects write-off of debt issuance costs related to the exit first-lien term loans and exit second-lien term loans.
(18)	Represents adjustment to net deferred tax liabilities of $95.2 million.
(19)	Reflects the dilutive effect of the MIP issuance on the Jones Act Warrants, which effectively reduced the fair value of the warrants from $10.09 per unit to $9.49 per unit on the Effective Date.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(20)	Reflects the cumulative effects of the fresh-start accounting adjustments.
(21)	Represents the elimination of Predecessor accumulated other comprehensive loss.

Reorganization Items

ASC 852 requires that transactions and events directly associated with the reorganization be distinguished from the ongoing operations of the business. The Company uses reorganization items, net, on its consolidated statements of operations to reflect the expenses, gains and losses that are the direct result of the reorganization of the business. The following tables summarize the loss/(gain) components included in reorganization items, net (in thousands):

	Successor	Predecessor
	Period from September 5, 2020 through December 31, 2020	Period from January 1, 2020 through September 4, 2020
Gain on settlement of liabilities subject to compromise	$—	$(851,067)
Claims valuation adjustment	—	(10,170)
Fresh-start adjustments	—	1,949,394
Professional and success-based investment banking fees	4,040	30,606
DIP facility fees	—	3,375
Acceleration of unvested stock compensation	—	2,231
Cancellation of Predecessor prepaid D&O insurance policy	—	1,499
Key non-executive employee retention payments	—	1,488
Other adjustments	—	958

Reorganization items, net	$4,040	$1,128,314

Payments for professional fees of $4.0 million are included in cash outflows from operating activities in the Successor period from September 5, 2020 through December 31, 2020 in the consolidated statements of cash flows. Payments totaling $32.0 million for the KERP and professional fees, and $3.5 million for DIP facility and exit term loan fees are included in cash outflows from operating activities and financing activities, respectively, for the Predecessor period from January 1, 2020 through September 4, 2020 in the consolidated statements of cash flows.

4. Revenues from Contracts with Customers

The services that are provided by the Company represent a single performance obligation under its contracts that are satisfied at a point in time or over time. Revenues are earned primarily by (i) chartering the Company’s vessels, including the operation of such vessels, (ii) providing vessel management services to third-party vessel owners, and (iii) providing shore-based port facility services, including rental of land. The services generating these revenue streams are provided to customers based on contracts that include fixed or determinable prices and do not generally include right of return or other significant post-delivery obligations. The Company’s vessel revenues, vessel management revenues and port facility revenues are recognized either at a point in time or over the passage of time when the customer has received or is receiving the benefit from the applicable service. Revenues are recognized when the performance obligations are satisfied in accordance with contractual terms

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and in an amount that reflects the consideration that the Company expects to be entitled to in exchange for the services rendered or rentals provided. Revenues are recognized net of any taxes collected from customers, which are subsequently remitted to governmental authorities. Invoices are typically billed to customers on a monthly basis, and payment terms on customer invoices typically range 30 to 60 days.

A performance obligation under contracts with the Company’s customers to render services is the unit of account under ASC 606, Revenue from Contracts with Customers. The Company accounts for services rendered separately if they are distinct and the service is separately identifiable from other items provided to a customer and if a customer can benefit from the services rendered provided on its own or with other resources that are readily available to the customer. A contract’s transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied.

As of December 31, 2022, the Company had certain remaining performance obligations representing contracted vessel revenue for which work had not been performed and such contracts had an original expected duration of more than one year. As of December 31, 2022, the aggregate amount of the transaction price allocated to remaining performance obligations for such contracts totaled $132.0 million, of which $86.0 million is expected to be fully recognized in 2023 and $46.0 million in 2024. These amounts are a result of multi-year vessel charters that commenced in 2022.

Disaggregation of Revenues

The Company recognized revenues as follows (in thousands):

	Successor			Predecessor
	Year Ended December 31, 2022	Year Ended December 31, 2021	Period from September 5, 2020 through December 31, 2020	Period from January 1, 2020 through September 4, 2020
Vessel revenues	$406,034	$214,680	$50,971	$94,520
Vessel management revenues	42,893	39,177	12,213	24,482
Shore-based facility revenues	2,299	2,443	602	1,792

	$451,226	$256,300	$63,786	$120,794

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HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

5. Earnings (Loss) Per Share

Basic earnings (loss) per common share was calculated by dividing net income (loss) by the weighted average number of common shares and Jones Act Warrants outstanding during the period. Diluted earnings (loss) per common share was calculated by dividing net income (loss) by the weighted average number of common shares and Jones Act Warrants outstanding during the period plus the effect of dilutive Creditor Warrants, dilutive stock options and restricted stock unit awards. Weighted average number of common shares outstanding was calculated by using the sum of the shares and Jones Act Warrants determined on a daily basis divided by the number of days in the period. The table below reconciles the Company’s earnings (loss) per share (in thousands, except for per share data):

	Successor			Predecessor
	Year Ended December 31, 2022	Year Ended December 31, 2021	Period from September 5, 2020 through December 31, 2020	Period from January 1, 2020 through September 4, 2020
Net income (loss)	$80,762	$2,987	$(9,859)	$(1,154,547)
Less: Fair value adjustment of Jones Act Warrants	—	—	(211)	—

Adjusted net income (loss)	$80,762	$2,987	$(9,648)	$(1,154,547)

Weighted average number of shares of common stock outstanding (1)(2)	16,829	14,980	14,911	39,326
Add: Net effect of dilutive stock options, restricted stock units, and Creditor Warrants (3)(4)(5)(6)	1,565	517	—	—

Weighted average number of dilutive shares of common stock outstanding	18,394	15,497	14,911	39,326

Earnings (loss) per common share:
Basic earnings (loss) per common share	4.80	$0.20	$(0.65)	$(29.36)

Diluted earnings (loss) per common share	$4.39	$0.19	$(0.65)	$(29.36)

(1)

The Company included 11,488, 10,588 and 10,545 Jones Act Warrants in the weighted average number of shares of common stock outstanding for the year ended December 31, 2022, the year ended December 31, 2021 and the period from September 5, 2020 through December 31, 2020, respectively, which represents the weighted average number of Jones Act Warrants existing at each period-end. While the Jones Act Warrants were reclassified to equity on December 31, 2020, for purposes of computing the weighted average shares outstanding, they are considered to be outstanding as of the date of issuance, or September 4, 2020. See Note 12 to these financial statements for further information regarding the Jones Act Warrants.

(2)

Includes 105 and 53 fully vested, equity-settled restrictive stock units granted under the MIP that are contingently exercisable at the earlier of the occurrence of a contractually-designated event or the passage of a certain period of time for the years ended December 31, 2022 and 2021, respectively.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(3)

Due to a net loss, the Company excluded from the calculation of loss per share the effect of equity awards representing the rights to acquire 1,300 and 5,438 shares of common stock for the periods ended December 31, 2020 and September 4, 2020, respectively.

(4)

Includes 254 and 257 unvested restricted stock units and 380 and 128 contingently exercisable, vested restricted stock units in the weighted average calculation for the years ended December 31, 2022 and 2021, respectively. See Note 13 to these financial statements for further information regarding the equity-settled restricted stock units granted under the MIP.

(5)

Includes 403 and 83 dilutive unvested stock options granted under the MIP in the weighted average calculation for the years ended December 31, 2022 and 2021, respectively. Dilutive unvested stock options issued by the Company are expected to fluctuate from quarter to quarter depending on the Company’s performance compared to a predetermined set of performance criteria. See Note 13 to these financial statements for further information regarding the Company’s stock options granted under the MIP.

(6)

Includes 488 of in-the-money, liability-classified Creditor Warrants in the weighted average calculation for the year ended December 31, 2022. Excludes 1,592 out-of-the-money, liability-classified Creditor Warrants for the year ended December 31, 2021 and the period from September 5, 2020 through December 31, 2020. See Note 11 to these financial statements for further information regarding the Creditor Warrants.

6. Defined Contribution Plan

The Company offers a 401(k) plan to all full-time employees. Employees must be at least eighteen years of age and are eligible to participate the first of the month following their date of hire. Participants may elect to defer up to 60% of their compensation, subject to certain statutorily established limits. The Company may elect to make annual matching and profit sharing contributions to the 401(k) plan. In response to weak market conditions at the advent of the offshore industry downturn that began in October 2014, the Company ceased matching contributions to the 401(k) plan and did not match any contributions in 2015 through 2019 and then again in 2021. Effective January 1, 2022, the Company reinstated a discretionary match of employee contributions to the 401(k) plan. During the year ended December 31, 2022, the Company made contributions to the 401(k) plan of approximately $2.6 million.

7. Property, Plant and Equipment

Property, plant and equipment consisted of the following (in thousands):

	December 31,
	2022	2021
Offshore supply vessels and multi-purpose support vessels	$437,561	$334,775
Non-vessel related property, plant and equipment	15,964	13,536
Less: Accumulated depreciation	(39,842)	(20,961)

	413,683	327,350

Construction in progress (1)	35,566	2,382

	$449,249	$329,732

(1)

Includes $7.7 million and $1.0 million of accrued accounts payable as of December 31, 2022 and 2021, respectively. These amounts were excluded from the statement of cash flows as non-cash items for the respective periods.

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HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Vessel Construction

During the first quarter of 2018, the Company notified Gulf Island Shipyards, LLC, the shipyard that was constructing the remaining two vessels in the Company’s fifth OSV newbuild program, that it was terminating the construction contracts for such vessels based on the shipyard’s statements that it would be more than one year late in the delivery of the vessels, among other reasons. On October 2, 2018, the shipyard filed suit against the Company in the 22nd Judicial District Court for the Parish of St. Tammany in the State of Louisiana, or the Gulf Island Litigation. The shipyard claims that the Company’s termination was improper. Alternatively, the shipyard asserts that if the termination was proper, the Company would owe the shipyard compensation under the termination provisions of the construction agreement. The Company has responded to the suit and has alleged counter-claims. The Company is vigorously defending against the shipyard’s claims and considers them to be without merit. The shipyard has frustrated the Company’s ability to complete the vessels at a replacement shipyard by asserting that it has possessory rights over the vessels. The Company disputes these asserted possessory rights and believes that the detention of the vessels, over which the Company has title, is wrongful. On November 5, 2019, the district court denied a preliminary motion for summary judgment to require the shipyard to release its possession of the vessels. Because of the shipyard’s detention of the vessels, the timeframe in which the vessels could be completed at a replacement shipyard is uncertain. The Company received performance bonds from sureties with respect to the vessel construction contracts in dispute. The sureties have denied the Company’s claim under the bonds. On January 31, 2023, the Company was officially awarded summary judgment by the district court confirming the contractual default by Gulf Island Shipyards, LLC and the rightful termination of the construction contracts by the Company. On March 2, 2023, an appellate court reversed the summary judgment reinstating the shipyard claims. Trial of the case before the 22nd Judicial District Court was originally set to commence on March 6, 2023; however, as a result of the appellate court reversal, the trial was continued.

As of the date of termination of the construction contracts, these two remaining vessels, both of which are domestic 400 class MPSVs, were projected to be delivered in the second and third quarters of 2019, respectively. Due to the continued uncertainty of the timing, location, and likelihood of future construction activities, the Company has not yet determined updated delivery dates related to these vessels. During 2022 and 2021, the Company did not incur any project costs related to these vessels.

8. Assets Held for Sale

The Company considers an asset to be held for sale when all of the following criteria are met: (i) management commits to a plan to sell the asset, (ii) the asset is available for immediate sale in its present condition, (iii) actions required to complete the sale of the asset have been initiated, (iv) the sale of the asset is probable and the sale is expected to be completed within one year, (v) the asset is being actively marketed for sale at a price that is reasonable given its current fair value, and (vi) it is unlikely that the plan to sell will be significantly modified or withdrawn.

Upon designation as held for sale, an asset is recorded at the lower of its carrying value or estimated fair value, less estimated costs to sell, as of the reporting date. If at any time the above criteria are no longer met, subject to certain exceptions, the asset previously classified as held for sale is reclassified as held and used and measured individually at the lower of: (i) the carrying amount before being classified as held for sale, adjusted for any depreciation expense that would have been recognized had the asset been continuously classified as held and used, or (ii) the fair value at the date of the subsequent decision to not sell.

In 2020, the Board of Directors approved a plan to scrap or sell certain low-spec vessels. As of December 31, 2022 and 2021, the Company had two vessels at the end of each period that met all of the

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held-for-sale criteria and are included in assets held for sale on the consolidated balance sheet at an aggregate carrying value of $0.1 million, which represents estimated net scrap value.

During 2022, the Company sold ten vessels for net proceeds totaling $21.5 million for an aggregate gain of $20.5 million. On December 15, 2022, the Company entered into a definitive agreement to sell an additional vessel for gross proceeds of $0.6 million and currently anticipates closing the sale by the end of March 2023 for an expected gain of approximately $0.5 million. During 2021, the Company sold four vessels for net proceeds totaling $2.7 million for an aggregate gain of $2.2 million.

9. Vessel Acquisitions

On January 10, 2022, the Company entered into definitive vessel purchase agreements with certain affiliates of Edison Chouest Offshore, or collectively ECO, to acquire up to ten high-spec new generation OSVs for an aggregate price of $130.0 million. Pursuant to the purchase agreements, final payment and the transfer of ownership of each of the vessels occurred or will occur on the date of delivery and acceptance for such vessel following the completion of reactivation and regulatory drydockings completed by ECO. The Company took delivery of the first four vessels between May and December 2022. In November 2022, ECO exercised an option to terminate the vessel purchase agreements relating to the last four vessels. ECO refunded initial deposits of $1.5 million and paid an additional amount equal to the deposits as a termination fee. The Company currently expects to take deliveries of the remaining two vessels in the second quarter of 2023. Except as set forth below, the ECO vessels are U.S.-flagged, Jones Act-qualified, 280 class DP-2 OSVs with average cargo-carrying capacities of circa 4,750 DWT. The Company took delivery of the second vessel in July 2022 and elected to immediately mobilize the vessel to Mexico and reflag it into Mexican registry. The Company took delivery of the fourth vessel in December 2022, which in connection with the closing the seller had reflagged under Vanuatu registry. The remaining two acquired vessels are currently under U.S. flag for operations in the U.S. GoM. As of December 31, 2022, the Company has paid $56.2 million towards the purchase of the ECO vessels, including deposits totaling $1.4 million for vessels yet to be delivered. In addition, the Company has incurred $4.7 million of capital expenditures associated with the outfitting and discretionary enhancement of the six vessels in 2022. The Company expects to incur an additional $26.0 million for the remaining purchase price and $2.1 million related to the outfitting and discretionary enhancement of the acquired and to-be-acquired vessels in the first half of 2023.

On February 4, 2022, the Company completed the acquisition of three high-spec new generation OSVs from the U.S. Department of Transportation’s Maritime Administration, or MARAD, for an aggregate price of $37.2 million. All three vessels are U.S.-flagged, Jones Act-qualified, 280 class DP-2 OSVs with cargo-carrying capacities of circa 4,500 DWT. In September 2022, the Company placed two of these vessels into service for immediate time charters in the U.S. GoM. Since taking physical delivery of the vessels from MARAD, the Company has incurred approximately $19.8 million for the reactivation and regulatory drydockings of all three vessels. The Company expects to incur an additional $55.8 million for the reactivation, regulatory drydocking and conversion of the third vessel into a SOV to support the domestic offshore wind market.

On December 22, 2022, the Company entered into a controlling purchase agreement with Nautical Solutions, L.L.C., or Nautical, an ECO affiliate. Pursuant to the controlling purchase agreement, the Company will enter into separate, individual vessel purchase agreements to acquire six high-spec new generation OSVs from Nautical for an aggregate price of $102.0 million. The Nautical vessels are U.S.-flagged, Jones Act-qualified, 280 class DP-2 OSVs with cargo-carrying capacities of circa 4,750 DWT. Nautical entered Chapter 11 bankruptcy in January 2023 and its plan of reorganization was confirmed on February 15, 2023. The effective date of Nautical’s plan of reorganization was February 24, 2023. The vessel purchase agreements are included as part of the plan of reorganization approved by the bankruptcy court and became effective upon Nautical’s emergence from its Chapter 11 proceedings. During March 2023, the Company paid deposits totaling $6.8 million towards the purchase of four of the vessels. It is

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anticipated that the closing of the vessel purchases will occur one at a time in serial deliveries within the 12 months following the effective date of Nautical’s reorganization plan.

The Company has determined that substantially all of the fair value of the assets acquired and to be acquired from ECO, MARAD and Nautical are concentrated in a group of similar identifiable assets and therefore, will account for such transactions as asset acquisitions under ASU 2017-01. The Company did not acquire any contracts, employees, business systems, trade names or trademarks in connection with these acquisitions.

10. Long-Term Debt

As of the dates indicated below, the Company had the following outstanding long-term debt (in thousands):

	December 31,
	2022	2021
First-lien replacement term loans due 2025, net of original issue discount of $1,090 and $744 and deferred financing costs of $495 and $350	$69,020	$36,406
Exit second-lien term loans due 2026 (including accumulated payment-in-kind interest)	341,238	310,831

	$410,258	$347,237

The table below summarizes the Company’s cash interest payments (in thousands) based on the most recent payment amount:

	Cash Interest Payments (1)	Payment Dates
First-lien replacement term loans due 2025	$703	Variable Monthly
Exit second-lien term loans due 2026	2,108	March 31, June 30, September 30, December 31

(1)

The interest rates on the first-lien replacement term loans and exit second-lien term loans are variable based on certain Company elections. The amounts reflected in this table are consistent with the Company’s elections on the most recent interest payment dates for each instrument. Please see further discussion of the variable interest rates below.

Annual maturities of debt during each year ending December 31, are as follows (in thousands):

2023	$—
2024	—
2025	70,605
2026	341,238
2027	—

$411,843

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

First-Lien Replacement Term Loans

On December 22, 2021, the Company, as Parent Borrower, Hornbeck Offshore Services, LLC, or HOS, as Co-Borrower, the existing first-lien lenders, and Wilmington Trust, National Association, as Administrative Agent and Collateral Agent for the lenders entered into Amendment No. 1 to the First Lien Term Loan Credit Agreement, which provided for $37.5 million in term loans to the Company funded by certain of the then-existing first-lien lenders, or the Replacement Term Lenders. In addition, the Replacement Term Lenders committed to fund a delayed draw of up to an additional $37.5 million in term loans. The amendment established commitment fees payable to the Replacement Term Lenders at closing of $1.5 million for the first-lien replacement term loans and the delayed draw commitment. The Company received $36.0 million in proceeds, net of the $1.5 million commitment fees, and repaid the full $18.7 million outstanding principal amount of the then-existing exit first-lien term loans due 2024 plus accrued interest and a $3.0 million redemption fee. The Company also incurred $0.7 million in associated deferred financing costs paid to third parties. Pursuant to ASC 470-50, Debt – Modification and Extinguishments, the repayment of the exit first-lien terms loans qualified as a debt extinguishment and was accounted for accordingly.

On November 7, 2022, the Company drew down the full $37.5 million remaining available under the delayed draw commitment established in the First Lien Term Loan Credit Agreement.

The first-lien replacement term loans will mature on June 22, 2025 and were prepayable at 101% of the principal amount if such repayment had occurred on or prior to December 22, 2022 and are now repayable at par. During 2022, the Company repaid $4.4 million of principal in accordance with certain mandatory repayment obligations under the First Lien Term Loan Credit Agreement resulting from vessel sales.

The first-lien replacement term loans are guaranteed by certain of the Company’s domestic and foreign subsidiaries and are secured by a first priority security interest in, and lien on, substantially all of the Company’s property (whether tangible, intangible, real, personal or mixed). The credit agreement contains customary representations and warranties, covenants and events of default, but only one maintenance covenant, which is a $25 million minimum liquidity requirement.

Borrowings are comprised of ABR Loans or Eurodollar Loans, at the Company’s election, and accrue interest as follows, but in no event in excess of the highest lawful rate:

•

for ABR Loans, 6.50% per annum plus the greatest of, subject to a 2.00% floor: (a) the Prime Rate in effect on such day, (b) the Federal Funds Rate in effect on such day plus 0.50%, and (c) the LIBO rate for a one month interest period on such day plus 1.00%; or

•	for Eurodollar Loans, 7.50% per annum plus the LIBO rate, subject to a 1.00% floor, multiplied by the Statutory Reserve Rate.

The borrowing type is initially designated through the Company’s election as specified in the applicable Borrowing Request. Thereafter, the Company may elect to continue such borrowing or convert to a different type in full or on a partial basis, subject to prior written notice to the Administrative Agent.

On March 5, 2021, the Financial Conduct Authority in the U.K. issued an announcement on the future cessation or loss of representativeness for LIBOR benchmark settings currently published by ICE Benchmark Administration. The announcement confirmed that LIBOR, applicable to the Company’s first-lien replacement term loans, will cease to be provided after June 30, 2023. The First Lien Term Loan Agreement contains provisions providing for an alternative reference rate upon the occurrence of certain events related to the phase-out of LIBOR. The alternative reference rate plus any associated spread adjustment may result in interest rates higher than LIBOR.

CONFIDENTIAL TREATMENT REQUESTED BY

PURSUANT TO 17 C.F.R. SECTION 200.83

HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Exit Second-Lien Term Loans

The Second Lien Term Loan Credit Agreement was entered into by and among the Company, as Parent Borrower, HOS, as Co-Borrower, the prepetition first-lien term lenders, and Wilmington Trust, National Association, as Administrative Agent and Collateral Agent for the lenders, resulting in $287.6 million of exit second-lien term loans initially outstanding as of September 4, 2020, or the Effective Date. The exit second-lien term loans will mature on March 31, 2026. The Company may voluntarily prepay, in whole or in part, any amounts due under the Second Lien Term Loan Agreement without penalty prior to maturity. The exit second-lien term loans are guaranteed by certain of the Company’s domestic and foreign subsidiaries and are secured by a second priority security interest in, and lien on, substantially all of the Company’s property (whether tangible, intangible, real, personal or mixed). The credit agreement contains customary representations and warranties, covenants and events of default, but only one maintenance covenant, which is a $25 million minimum liquidity requirement.

Borrowings accrue interest at a cash only rate or cash plus paid-in-kind (PIK) rate, at the Company’s option, as follows, but in no event to exceed the highest lawful rate:

Time Period	Cash Interest Only	Cash Interest and PIK Interest
From Effective Date until the second anniversary of the Effective Date	9.25% per annum	1.00% per annum cash interest plus 9.50% per annum PIK interest

From the second anniversary of the Effective Date until the third anniversary of the Effective Date	10.25% per annum	2.50% per annum cash interest plus 9.00% per annum PIK interest

From and after the third anniversary of the Effective Date	If the Total Leverage Ratio is greater than or equal to 3.00:1.00, 10.25% per annum	PIK option not available

	If the Total Leverage Ratio is less than 3.00:1.00, 8.25% per annum	PIK option not available

The outstanding balance of exit second-lien term loans increased by $30.4 million and $29.3 million, respectively, as a result of accumulated PIK interest incurred during 2022 and 2021. This increase in exit second-lien term loans was reduced by $15.0 million in 2021 in connection with the preemptive rights offering of equity discussed below.

The agreements governing the first-lien replacement term loans and exit second-lien term loans impose certain restrictions on the Company. Such restrictions affect, and in many cases limit or prohibit, among other things, the Company’s ability to incur additional indebtedness, make capital expenditures, redeem equity, create liens, sell assets and make dividend or other restricted payments. As of December 31, 2022 and 2021, certain of the first-lien replacement term loan lenders and exit second-lien term loan lenders were considered related parties due to their ownership of Jones Act Warrants and/or shares of common stock.

On December 22, 2021, the Company concluded a preemptive rights offering of equity to certain eligible stockholders and Jones Act Warrant holders. As a result, certain related party lenders converted $15.0 million in the aggregate principal amount of the exit second-lien term loans in lieu of cash payments to acquire a total of 750,000 shares of common stock and Jones Act Warrants at a purchase price of $20.00 per share or warrant. See Note 12 to these financial statements for further information regarding the preemptive rights offering.

CONFIDENTIAL TREATMENT REQUESTED BY

PURSUANT TO 17 C.F.R. SECTION 200.83

HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Exit First-Lien Term Loans

The Chapter 11 Plan of Reorganization contemplated that, upon emergence, the outstanding DIP facility under the DIP Credit Agreement that was not paid in cash would be refinanced by the DIP lenders under a new exit facility. On the Effective Date, the Company, as Parent Borrower, HOS, as Co-Borrower, the DIP Lenders, and Wilmington Trust, National Association, as Administrative Agent and Collateral Agent for the lenders entered into the First Lien Term Loan Credit Agreement, which provided for the roll-up of $18.7 million of the DIP facility into the exit first-lien term loans with a scheduled maturity of September 4, 2024.

Borrowings were comprised of ABR Loans or Eurodollar Loans, at the Company’s election, and accrued interest as follows, but in no event in excess of the highest lawful rate:

Time Period	ABR Loan	Eurodollar Loan
From the Effective Date until the third anniversary of the Effective Date	8.50% per annum plus the greatest of, subject to a 2.00% floor: (a) the Prime Rate in effect on such day, (b) the Federal Funds Rate in effect on such day plus 0.50%, and (c) the LIBO rate for a one month interest period on such day plus 1.00%.	9.50% per annum plus the LIBO rate multiplied by the Statutory Reserve Rate.

From the third anniversary of the Effective Date and thereafter	10.00% per annum plus the greatest of, subject to a 2.00% floor: (a) the Prime Rate in effect on such day, (b) the Federal Funds Rate in effect on such day plus 0.50%, and (c) the LIBO rate for a one month interest period on such day plus 1.00%.	11.00% per annum plus the LIBO rate multiplied by the Statutory Reserve Rate.

On December 22, 2021, the $18.7 million outstanding principal amount of the exit first-lien term loans plus accrued interest and a $3.0 million redemption fee was paid in full with a portion of the proceeds from the first-lien replacement term loans as discussed above.

11. Liability-Classified Warrants

Jones Act Warrants

Pursuant to the Plan and in connection with the Equity Rights Offering, the Successor issued Jones Act Warrants on the Effective Date. Upon issuance, the Jones Act Warrants were classified as liabilities due to certain anti-dilution provisions in the Jones Act Warrant Agreement, which indexed the warrants to other equity-linked instruments. On December 31, 2020, the Jones Act Warrant Agreement was amended to remove those provisions. As a result, the Jones Act Warrants were reclassified to equity as of December 31, 2020. See Note 12 for further information regarding the Jones Act Warrants.

CONFIDENTIAL TREATMENT REQUESTED BY

PURSUANT TO 17 C.F.R. SECTION 200.83

HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Creditor Warrants

On the Effective Date, the Company entered into the Creditor Warrant Agreement, pursuant to which the Company issued 1.6 million Creditor Warrants in accordance with the Plan. The Creditor Warrants are exercisable at $27.83 per share, which is based on an enterprise value of $621.2 million, for seven years from the Effective Date for: (i) one share of common stock, or up to 1.6 million shares in the aggregate, or (ii) one Jones Act Warrant if the holder cannot establish, at the time of exercise, that it is a U.S. Citizen and conversion of the Creditor Warrant would result in a violation of the Jones Act.

The Creditor Warrants are freely tradable and are not subject to any restrictions on transfer that are not also applicable to the Company’s common stock. The warrant holders are not entitled to any of the rights of the Company’s stockholders, including the right to vote, receive dividends, or receive notice of, or attend, meetings or any other proceeding of the stockholders. In the event of a reorganization, reclassification, merger, sale of all or substantially all of the Company’s assets, or similar transaction, each warrant shall be, immediately after such event, exercisable for the shares or other securities the warrant holder would have been entitled to had the warrant been exercised prior to the event.

In order to prevent dilution of the rights granted to the Creditor Warrants and to provide the warrant holders certain additional rights, shares obtainable upon exercise of the Creditor Warrants are subject to a proportionate adjustment in the event the Company executes any of the following actions:

•	Issues shares of common stock, options or convertible securities for an amount per share below the then-current market price;

•	Repurchases shares of common stock above the then-current market price;

•	Effects a subdivision of the outstanding shares of common stock into a greater number of shares;

•	Effects a combination of the outstanding shares of common stock into a smaller number of shares; or

•	Issues a dividend or distribution in shares of common stock, cash or property to stockholders.

In the event of an adjustment to the number of shares pursuant to the above, the exercise price of the Creditor Warrants will be adjusted by a proportionate amount. Furthermore, if the terms of any option or convertible security: (i) that resulted in an adjustment pursuant to the first bulleted item above are revised, the number of shares issuable upon exercise of the Creditor Warrants will be readjusted to the number of shares that would have been obtainable had such revised terms been in effect upon the original issuance date of such option or convertible security; (ii) that did not result in an adjustment pursuant to the first bulleted item above are revised such that the consideration per share is less than the then-current market price of common stock, the number of shares issuable upon exercise of the Creditor Warrants will be adjusted to the number of shares that would have been obtainable had such revised terms been in effect upon the original issuance date of such option or convertible security. Based on the above anti-dilution provisions, the Creditor Warrants are classified as liabilities pursuant to ASC 815 as of December 31, 2022 and 2021.

CONFIDENTIAL TREATMENT REQUESTED BY

PURSUANT TO 17 C.F.R. SECTION 200.83

HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

There were no exercises of Creditor Warrants during the years ended December 31, 2022 and 2021. The following table reflects the Creditor Warrants measured at fair value on a recurring basis as of December 31, 2022 and 2021:

	December 31, 2022
	Level 1	Level 2	Level 3	Total
Liability-classified warrants	$—	$—	$64,558	$64,558

Liabilities at fair value	$—	$—	$64,558	$64,558

	December 31, 2021
	Level 1	Level 2	Level 3	Total
Liability-classified warrants	$—	$—	$23,150	$23,150

Liabilities at fair value	$—	$—	$23,150	$23,150

To estimate the fair value of the Creditor Warrants, the Company uses a Black-Scholes model, which utilizes the following input assumptions at the applicable valuation date: (i) the current estimated fair value of the underlying common stock based on a controlling interest equity valuation, (ii) the exercise price, (iii) the contractual expiry term, (iv) an estimated equity volatility based on the historical asset and equity volatilities of comparable publicly traded companies, (v) a term-matched risk-free rate based on the U.S. Treasury separate trading of registered interest and principal securities (STRIPS) yield, and (vi) an expected dividend yield. The Company estimated the fair value of the underlying common stock using the income approach and the market approach with each equally weighted. The income approach involved the use of various judgmental assumptions including the use of prospective financial information, the weighted average cost of capital and the estimated terminal value of the Company. The fair value of the Creditor Warrants falls within Level 3 of the hierarchy as there is currently no active trading market and certain inputs of the Black-Scholes model are not observable or corroborated by available market data.

The inputs to the Black-Scholes model utilized for the valuation of the Creditor Warrants at December 31, 2022 and 2021 are as follows:

	December 31,
	2022	2021
Fair value per share of the underlying common stock	$55.53	$24.75
Warrant exercise price	27.83	27.83
Remaining contractual term (years)	4.68	5.68
Expected volatility	70%	70%
Risk-free rate	3.95%	1.38%
Expected dividend yield	0%	0%

The estimated fair value of the Creditor Warrants was determined to be $64.6 million, or $40.55 per warrant, as of December 31, 2022, representing an increase in value since their original issuance on the Effective Date of approximately $56.4 million, or $35.39 per warrant.

CONFIDENTIAL TREATMENT REQUESTED BY

PURSUANT TO 17 C.F.R. SECTION 200.83

HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes the change in fair value of the liability-classified warrants for the years ended December 31, 2022, 2021 and 2020 (in thousands):

	December 31,
	2022	2021	2020
Beginning balance	23,150	7,794	108,033
Post-Effective Date Plan issuances(1)	—	206	—
Revaluations included in earnings, net(2)	41,408	15,150	(7)
Exercises	—	—	—
Forfeitures/expirations	—	—	(1)
Reclassifications to equity(2)	—	—	(100,231)

Ending balance	$64,558	$23,150	$7,794

(1)	Represents 39,916 Creditor Warrants distributed in accordance with the Plan subsequent to the Effective Date.
(2)

As noted above, the Jones Act Warrants were reclassified to equity on December 31, 2020. The fair value on the reclassification date was determined using a Black-Scholes model with the same inputs as the Creditor Warrants with the exception of exercise price ($0.00001/share) and remaining contractual term (24.68 years). The increase in value of the Jones Act Warrants of $0.2 million, or $0.02 per warrant, for the period from September 4, 2020 to December 31, 2020 was recorded to earnings, net of a $0.2 million decrease in the value of the Creditor Warrants.

12. Stockholders’ Equity

Common Stock

Pursuant to the Plan, the Predecessor’s equity interests consisting of 39.6 million shares of common stock, $0.01 par value per share, were cancelled and extinguished upon the Company’s emergence from the Chapter 11 Cases. On the Effective Date, the Company issued 4.4 million shares of common stock, $0.00001 par value per share, in settlement of certain prepetition liabilities pursuant to the Plan and in connection with the Equity Rights Offering.

The Company is authorized to issue up to 50,000,000 shares of common stock, $0.00001 par value per share.

Preemptive Rights Offering

On December 22, 2021, the Company concluded a preemptive rights offering of equity to certain eligible stockholders and Jones Act Warrant holders. As a result, the Company received gross cash proceeds of $20.0 million and converted $15.0 million in the aggregate principal amount of the exit second-lien term loans in lieu of cash for the issuance of 182,987 shares of common stock and 1.6 million Jones Act Warrants at a purchase price of $20.00 per share or warrant. The Company incurred $0.9 million in direct incremental issuance costs that were recorded as a reduction of additional paid-in capital.

Stock Purchase Plan

On November 29, 2021, the Company established the Stock Purchase Plan, or SPP, to promote investment in the Company by directors and executives and to advance the interests of the Company and its stockholders by attracting, retaining and motivating key personnel. Concurrent with the closing of the preemptive rights offering on December 22, 2021, the Company issued 100,745 shares of common stock under the SPP for gross cash proceeds of $2.0 million.

CONFIDENTIAL TREATMENT REQUESTED BY

PURSUANT TO 17 C.F.R. SECTION 200.83

HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Jones Act Warrants

The Jones Act, which applies to companies that engage in U.S. coastwise trade, requires that, among other things, the aggregate ownership of common stock by non-U.S. citizens be not more than 25% of the Company’s outstanding common stock. On the Effective Date, in order to comply with the Jones Act, the Company entered into the Jones Act Warrant Agreement, pursuant to which the Company issued 10.5 million Jones Act Warrants to eligible non-U.S. citizens in settlement of certain prepetition liabilities pursuant to the Plan and in connection with the Equity Rights Offering. As part of a preemptive rights offering, the Company issued an additional 1.6 million Jones Act Warrants on December 22, 2021. As of December 31, 2022, holders of the Jones Act Warrants are entitled to acquire up to 11.4 million shares of common stock in the aggregate at an exercise price of $0.00001 per share, subject to the U.S. Citizen Determination Procedures and adjustment as described in the Jones Act Warrant Agreement. There were exercises of 734,340 Jones Act Warrants during the year ended December 31, 2022 and 1,516 exercises for the year ended December 31, 2021.

On December 31, 2020, the Jones Act Warrant Agreement was amended to remove certain anti-dilution provisions. As a result, the Jones Act Warrants are effectively indexed to the Company’s common stock and are thus classified as stockholders’ equity at their fair value on the date of the amendment for then-outstanding warrants or on the date of issuance for all subsequent issuances, which totaled $131.5 million as of December 31, 2022 and 2021.

13. Stock-Based Compensation

Incentive Compensation Plan

The Company’s Management Incentive Plan, or MIP, provides for the issuance of a maximum of 2.2 million shares of common stock for the Company to grant common stock, restricted stock and stock options to employees and directors. As of December 31, 2022, there were 1.7 million shares reserved for issuance related to granted awards and 0.5 million shares available for future grants to employees and directors under the MIP.

The financial impact of stock-based compensation expense related to the Company’s incentive compensation plan on its operating results are reflected in the table below (in thousands, except for per share data):

	Successor			Predecessor
	Year Ended December 31, 2022	Year Ended December 31, 2021	Period from September 5, 2020 through December 31, 2020	Period from January 1, 2020 through September 4, 2020
Income before taxes	$5,330	$3,372	$1,503	$1,969

Net income	$4,895	$2,228	$1,733	$1,762

Earnings per common share:
Basic	$0.29	$0.15	$0.12	$0.04

Diluted	$0.27	$0.14	$0.12	$0.04

Successor Company

Equity-Settled Restricted Stock

The MIP allows the Company to issue restricted stock units with either market-based or time-based vesting provisions. The Company has granted market-based restricted stock unit awards, which calculates the shares to

CONFIDENTIAL TREATMENT REQUESTED BY

PURSUANT TO 17 C.F.R. SECTION 200.83

HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

be received based on the Company’s achievement of certain levels of total enterprise value as of the applicable vesting date. These market-based conditions will be measured at the earlier of September 2027 or in the event of an initial public offering of common stock or a change-in-control, as defined by the grant agreement. The actual number of shares that could be received by the award recipients for the years in question can range from 0% to 100% of the Company’s base share awards depending on the level of total enterprise value attained by the Company on the vesting date. Compensation expense related to market-based restricted stock unit awards is recognized over the period the restrictions lapse, currently over six years, based on the fair value of the awards on the date of grant applied to the shares that are expected to vest. The compensation expense related to time-based restricted stock unit awards, which is amortized over a one to three-year vesting period, is determined based on the fair value of the Company’s common stock on the date of grant applied to the total shares that are expected to fully vest.

The Company utilizes the Black-Scholes model to determine the fair value of the market-based restricted stock units. The Black-Scholes model is affected by the fair value of the Company’s common stock, the market-based vesting thresholds, and certain other assumptions, including contractual term, volatility, risk-free interest rate and expected dividends. The Company does not have a history of market prices of its privately-held common stock, and as such volatility is estimated using historical volatilities of similar public entities. The risk-free interest rate assumption is based on observed interest rates appropriate for the terms of the awards. The dividend yield assumption is based on the Company’s history and current expectation of paying no dividends.

As of December 31, 2022, the Company has unamortized stock-based compensation expense of $10.7 million related to the time-based and market-based restricted stock units, which will be recognized on a straight-line basis over the remaining weighted-average vesting period, or 3.1 years. The Company has recorded approximately $5.0 million and $3.0 million of non-cash compensation expense for the years ended December 31, 2022 and 2021, respectively, associated with restricted stock-based unit awards.

The following table summarizes the Company’s equity-settled restricted stock unit awards activity during the year ended December 31, 2022 (in thousands, except per share data):

	Number of Shares	Weighted Avg. Fair Value Per Share
Restricted stock unit awards as of January 1, 2022	724	$10.11
Granted during the period [1]	341	37.24
Cancellations during the period	—	—

Outstanding, as of December 31, 2022	1,065	$18.80

(1)	Comprised of 205 shares at a fair value of $42.97 per share and three tranches of 136 shares, in the aggregate, at a weighted average fair value of $28.56 per share granted on June 9, 2022.

CONFIDENTIAL TREATMENT REQUESTED BY

PURSUANT TO 17 C.F.R. SECTION 200.83

HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes the Company’s equity-settled restricted stock unit awards activity during the year ended December 31, 2021 (in thousands, except per share data):

	Number of Shares	Weighted Avg. Fair Value Per Share
Restricted stock unit awards as of January 1, 2021	681	$9.49
Granted during the period[1]	53	18.01
Cancellations during the period	(10)	9.49

Outstanding, as of December 31, 2021	724	$10.11

(1)	Comprised of 10 shares granted on February 9, 2021 at a fair value of $9.49 per share and 43 shares granted on November 29, 2021 at a fair value of $20.00 per share.

The following table summarizes the Company’s equity-settled restricted stock unit awards activity from September 5, 2020 to December 31, 2020 (in thousands, except per share data):

	Number of Shares	Weighted Avg. Fair Value Per Share
Restricted stock unit awards as of September 5, 2020	—	$—
Granted during the period	681	9.49
Cancellations during the period	—	—

Outstanding, as of December 31, 2020	681	$9.49

Stock Options

The Company is authorized to grant stock options under the MIP in which the purchase price of the stock subject to each option is established as the fair value of the Company’s common stock on the date of grant and accordingly is not less than the fair market value of the common stock on the date of grant. The Company utilizes the Black-Scholes model to determine the fair value of the stock options. The Black-Scholes model is affected by the fair value of the Company’s common stock, the time-based or market-based vesting thresholds, and certain other assumptions, including contractual term, volatility, risk-free interest rate and expected dividends. The Company does not have a history of market prices of its privately-held common stock, and as such volatility is estimated using historical volatilities of similar public entities. The risk-free interest rate assumption is based on observed interest rates appropriate for the terms of the awards. The dividend yield assumption is based on the Company’s history and current expectation of paying no dividends.

All options granted expire ten years after the date of grant, have an exercise price equal to or greater than the actual or estimated market price of the Company’s common stock on the date of grant, and are expected to vest over a seven-year period. In addition to the time-vesting provisions, the options contain market-based vesting provisions that require the Company to achieve certain levels of total enterprise value as of the applicable vesting date. These market conditions will be measured at the earlier of the seventh anniversary of the grant date or in the event of an initial public offering of common stock or a change-in-control, as defined in the grant

CONFIDENTIAL TREATMENT REQUESTED BY

PURSUANT TO 17 C.F.R. SECTION 200.83

HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

agreement. As of December 31, 2022, the Company has unamortized stock-based compensation expense of $1.7 million related to such options, which will be recognized on a straight-line basis over the remaining vesting period, or 4.5 years. The Company has recorded approximately $0.4 million and $0.4 million of non-cash compensation expense for the years ended December 31, 2022 and 2021, respectively, associated with stock options.

The following table represents the Company’s stock option activity for the year ended December 31, 2022 (in thousands, except per share data and years):

	Number of Shares	Weighted Average Exercise Price	Weighted- Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
Options outstanding at January 1, 2022	598	$10.00	8.7	$8,821
Grants	—	—	—	—
Exercised	—	—	—	—
Forfeited or expired	—	—	n/a	n/a

Options outstanding at December 31, 2022	598	$10.00	7.7	$27,227

Exercisable options outstanding at December 31, 2022	—	$—	—	$—

The following table represents the Company’s stock option activity for the year ended December 31, 2021 (in thousands, except per share data and years):

	Number of Shares	Weighted Average Exercise Price	Weighted- Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
Options outstanding at January 1, 2021	619	$10.00	9.7	$—
Grants	—	—	—	—
Exercised	—	—	—	—
Forfeited or expired	(21)	10.00	n/a	n/a

Options outstanding at December 31, 2021	598	$10.00	8.7	$8,821

Exercisable options outstanding at December 31, 2021	—	$—	—	$—

CONFIDENTIAL TREATMENT REQUESTED BY

PURSUANT TO 17 C.F.R. SECTION 200.83

HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table represents the Company’s stock option activity from September 5, 2020 to December 31, 2020 (in thousands, except per share data and years):

	Number of Shares	Weighted Average Exercise Price	Weighted- Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
Options outstanding at September 5, 2020	—	$—	—	$—
Grants	619	10.00	10.0	—
Exercised	—	—	—	—
Forfeited or expired	—	—	n/a	n/a

Options outstanding at December 31, 2020	619	$10.00	9.7	$—

Exercisable options outstanding at December 31, 2020	—	$—	—	$—

Predecessor Company

In the third quarter of 2020, the incentive compensation plan of the Predecessor was terminated on the Effective Date and all awards that were outstanding under such plan were cancelled. The total unamortized stock-based compensation balance of $2.2 million was recorded in Reorganization items, net, in the Consolidated Statement of Operations. There were no outstanding awards under this plan as of December 31, 2020.

Stock Options

The Predecessor was authorized to grant stock options under the Predecessor’s incentive compensation plan in which the purchase price of the stock subject to each option would be established as the closing price of the Predecessor’s common stock on the date of grant and accordingly would not be less than the fair market value of the stock on the date of grant. All options granted were scheduled to expire ten years after the date of grant, had an exercise price equal to or greater than the actual or estimated market price of the Predecessor’s stock on the date of grant, and were scheduled to vest over a three-year period. The Predecessor did not grant stock options to any directors, executive officers or employees since 2011. The Predecessor did not receive any cash proceeds from the exercise of stock options for the period from January 1, 2020 to September 4, 2020.

The following table represents the Predecessor’s stock option activity from January 1, 2020 to September 4, 2020 (in thousands, except per share data and years):

	Number of Shares	Weighted Average Exercise Price	Weighted- Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
Options outstanding at January 1, 2020	185	$24.86	1.1	$—
Grants	—	—	—	—
Exercised	—	—	—	—
Forfeited or expired	(185)	24.86	n/a	n/a

Options outstanding at September 4, 2020	—	$—	—	$—

Exercisable options outstanding at September 4, 2020	—	$—	—	$—

CONFIDENTIAL TREATMENT REQUESTED BY

PURSUANT TO 17 C.F.R. SECTION 200.83

HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Stock Appreciation Rights

The Predecessor was authorized to grant SARs, under the Predecessor’s incentive compensation plan. SARs represented the right to receive, upon exercise, a number of shares of Predecessor’s common stock, cash, or a combination thereof, at the election of the Predecessor, equal to the product of the aggregate number of shares of the Predecessor’s common stock with respect to which the SAR would be exercised and the excess of the fair market value of a share of Predecessor’s common stock as of the date of exercise over the grant price. All SARs granted were scheduled to expire ten years after the date of grant and had an exercise price equal to or greater than the actual or estimated market price of the Predecessor’s stock on the date of grant.

During 2019, the Predecessor granted 1.6 million SARs with an exercise price of $1.38. The SARs were scheduled to vest and become exercisable in three equal annual installments on each of the 1st, 2nd and 3rd anniversaries of the grant date and had a ten-year life. In accordance with ASC 718 Stock-based Compensation, the fair value of each SAR granted was estimated on the date granted using the Black-Scholes option-pricing model. As of the grant date, the Predecessor did not have shares available to settle those SARs in shares and, therefore, they were initially accounted for as liability awards.

On June 20, 2019, the Predecessor determined that it could and would settle its outstanding SARs in equity rather than cash and such awards were then accounted for as stock-settled SARs. All of the remaining vesting provisions of the SARs were unchanged. The Predecessor estimated the fair value of each SAR on the modification date using the Black-Scholes option-pricing model. As of the modification date, the fair value for the outstanding SARs was $1.02 per share granted.

The following assumptions were used to value SARs on the modification date:

Expected volatility	89.1%
Expected life	6.0 years
Risk-free interest rate	1.9%
Expected dividend yield	—%

The risk-free interest rate used to value SARs was based on the U.S. Treasury yield curve in effect at the time of grant with maturity dates that coincided with the expected life of the SARs. The Predecessor used the simplified method under GAAP to determine the expected life, since this was the first time the Predecessor issued SARs. The Predecessor’s assumption for volatility was based on its historical volatility calculated on the grant date.

The compensation expense related to SARs, which was scheduled to be amortized over a three-year vesting period, was determined based on the market price of the Predecessor’s common stock on the date of grant applied to the total shares that were expected to fully vest using the Black-Scholes model. The Predecessor recorded approximately $0.4 million of compensation expense from January 1, 2020 to September 4, 2020 associated with the awards.

CONFIDENTIAL TREATMENT REQUESTED BY

PURSUANT TO 17 C.F.R. SECTION 200.83

HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table represents the Predecessor’s SARs activity from January 1, 2020 to September 4, 2020 (in thousands, except per share data and years):

	Number of Shares	Weighted Average Exercise Price	Weighted- Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
SARs outstanding at January 1, 2020	1,601	$1.38	9.2	$—
Grants	—	—	—	—
Exercised	—	—	—	—
Cancelled	(1,601)	1.38	8.5	n/a

SARs outstanding at September 4, 2020	—	$—	—	$—

Exercisable SARs outstanding at September 4, 2020	—	$—	—	$—

Restricted Stock

Equity-Settled Restricted Stock

The Predecessor’s incentive compensation plan allowed it to issue restricted stock units, with either performance-based or time-based vesting provisions. The Predecessor had granted performance-based restricted stock unit awards, which calculated the shares to be received based on the Predecessor’s achievement of certain internal performance criteria over a three-year period as defined by the restricted stock unit agreement governing such awards. Performance for those types of awards was historically measured by a number of factors that differed from year to year, including such examples as the Predecessor achieving a targeted return on invested capital, operating profit margin compared to peers, and safety record. The actual number of shares that could be received by the award recipients for the years in question could range from 0% to 150% of the base share awards depending on the number and/or extent of performance goals attained by the Predecessor. Compensation expense related to performance-based restricted stock unit awards was recognized over the period the restrictions lapse, from one to three years, based on the market price of the Predecessor’s common stock on the date of grant applied to the shares that were expected to vest. The compensation expense related to time-based restricted stock unit awards, which was scheduled to be amortized over a one to three-year vesting period, was determined based on the market price of the Predecessor’s common stock on the date of grant applied to the total shares that were expected to fully vest. The Predecessor recorded approximately $1.6 million of compensation expense from January 1, 2020 to September 4, 2020, associated with restricted stock-based unit awards. As a result of the Predecessor’s stockholder approval to increase the number of shares available under the Predecessor’s long-term incentive compensation plan on June 20, 2019, the Predecessor had the ability to settle certain previously granted PSUs in shares. As such, the value of those awards was determined on the modification date as $1.28 and such expense would not vary in future periods.

CONFIDENTIAL TREATMENT REQUESTED BY

PURSUANT TO 17 C.F.R. SECTION 200.83

HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes the Predecessor’s equity-settled restricted stock unit awards activity from January 1, 2020 to September 4, 2020 (in thousands, except per share data):

	Number of Shares	Weighted Avg. Fair Value Per Share
Restricted stock unit awards as of January 1, 2020	5,443	$1.43
Granted during the period	—	—
Change in estimated payout of performance unit awards	—	—
Cancellations during the period	(3,187)	2.27
Vested	(2,256)	4.05

Outstanding, as of September 4, 2020	—	$—

Cash-Settled Restricted Stock

The Predecessor’s incentive compensation plan allowed it to issue restricted stock units with cash-settled vesting provisions, with either performance-based or time-based vesting provisions. The Predecessor had granted performance-based cash-settled restricted stock unit awards, which calculated the shares to be received based on the Predecessor’s achievement of certain internal performance criteria over a three-year period as defined by the cash-settled restricted stock unit agreement governing such awards. Performance for these types of awards was historically measured by a number of factors that differed from year to year, including such examples as the Predecessor achieving a targeted return on invested capital, operating profit margin compared to peers, and safety record. The actual number of shares that could be received by the award recipients for the years in question could range from 0% to 150% of the base share awards depending on the number and/or extent of performance goals attained by the Predecessor. The compensation expense related to cash-settled restricted stock unit awards was scheduled to be amortized over a vesting period of up to three years, as applicable, and was determined based on the market price of the Predecessor’s common stock on the date of grant applied to the total shares that were expected to fully vest. The cash-settled restricted stock units were re-measured based on the 10-day trailing average stock price of the Predecessor common stock and were classified as a liability, due to the then-expected settlement of these awards in cash. As a result of the Predecessor’s stockholder approval to increase the number of shares available under the Predecessor’s long-term incentive compensation plan, the Company had the ability to settle certain previously granted PSUs in shares. The Predecessor recorded an immaterial amount of compensation expense during the period from January 1, 2020 to September 4, 2020, respectively, associated with cash-settled restricted stock unit awards.

The following table summarizes the Predecessor’s cash-settled restricted stock unit awards activity from January 1, 2020 to September 4, 2020 (in thousands, except per share data):

	Number of Shares	Weighted Avg. Fair Value Per Share(1)
Cash-settled restricted stock unit awards as of January 1, 2020	161	$3.81
Granted during the period	—	—
Modified from cash to equity-settled	—	—
Cancellations during the period	(43)	3.36
Vested	(118)	3.95

Outstanding, as of September 4, 2020	—	$—

(1)	The weighted-average fair value per share was determined by the Predecessor’s common stock price on the date of grant for time-based shares.

CONFIDENTIAL TREATMENT REQUESTED BY

PURSUANT TO 17 C.F.R. SECTION 200.83

HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Employee Stock Purchase Plan

On May 3, 2005, the Predecessor established the Hornbeck Offshore Services, Inc. 2005 Employee Stock Purchase Plan, or ESPP, which was adopted by the Predecessor’s Board of Directors and approved by the Predecessor’s stockholders. Under the ESPP, the Predecessor was authorized to issue up to 2.2 million shares of Predecessor’s common stock to eligible employees of the Predecessor and its designated subsidiaries. Employees had the opportunity to purchase shares of the Predecessor’s common stock at semi-annual intervals through accumulated payroll deductions that were applied to purchase shares of the Predecessor’s common stock at a discount from the market price as defined by the ESPP. The ESPP was designed to satisfy the requirements of Section 423 of the Internal Revenue Code of 1986, as amended, and thereby allowed participating employees to defer recognition of taxes when purchasing the shares of common stock at a 15% discount under the ESPP. The Predecessor had an effective Registration Statement on Form S-8 with the Commission registering the issuance of shares of the Predecessor’s common stock under the ESPP. The registration was terminated by the Predecessor on June 18, 2020. The Predecessor did not record any expense during the period ended September 4, 2020.

14. Income Taxes

The net long-term deferred tax liabilities in the accompanying consolidated balance sheets include the following components (in thousands):

	Year Ended December 31,
	2022	2021
Deferred tax liabilities:
Deferred charges and other liabilities	1,117	783

Total deferred tax liabilities	1,117	783
Deferred tax assets:
Fixed assets	(73,122)	(112,551)
Net operating loss carryforwards	(87,959)	(79,736)
Allowance for doubtful accounts	(798)	(739)
Stock-based compensation expense	(2,316)	(1,107)
Tax original issue discount and restructuring costs	(10,037)	(11,674)
Right-of-use liability	(23,063)	(29,043)
Foreign tax credit carryforward	(17,126)	(17,413)
Interest expense limitation	(26,426)	(17,038)
Other	(6,562)	(3,561)

Total deferred tax assets	(247,409)	(272,862)
Valuation allowance	246,395	272,126

Total deferred tax liabilities, net	$103	$47

CONFIDENTIAL TREATMENT REQUESTED BY

PURSUANT TO 17 C.F.R. SECTION 200.83

HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The components of the income tax expense (benefit) in the accompanying consolidated statements of operations were as follows (in thousands):

	Successor			Predecessor
	Year Ended December 31, 2022	Year Ended December 31, 2021	Period from September 5, 2020 through December 31, 2020	Period from January 1, 2020 through September 4, 2020
Current tax expense (benefit):
U.S. and state	$—	$—	$—	$(2,995)
Foreign	7,119	1,519	1,369	636

Current tax expense (benefit)	7,119	1,519	1,369	(2,359)
Deferred tax expense (benefit):
U.S. and state	55	14	(62)	(132,269)
Foreign	—	—	—	(1,093)

Deferred tax expense (benefit)	55	14	(62)	(133,362)

Total tax expense (benefit)	$7,174	$1,533	$1,307	$(135,721)

Income (loss) from operations before income taxes, based on jurisdiction earned, was as follows (in thousands):

	Successor			Predecessor
	Year Ended December 31, 2022	Year Ended December 31, 2021	Period from September 5, 2020 through December 31, 2020	Period from January 1, 2020 through September 4, 2020
U.S.	$73,563	$6,707	$(847)	$(1,233,187)
Foreign	14,373	(2,187)	(7,705)	(57,081)

Total income (loss) from operations before income taxes	$87,936	$4,520	$(8,552)	$(1,290,268)

As of December 31, 2022, the Company had net operating loss carryforwards, or NOLs, which can only be utilized if the Company generates taxable income in the respective tax jurisdiction prior to their expiration. The following table represents the Company’s NOLs (in thousands):

Jurisdiction	December 31, 2022	Expiration Years
United States	$264,406	None
U.S. states	72,372	2037-2042
Mexico	71,457	2026-2032
Brazil (1)	16,379	None

(1)	NOLs in Brazil can only be used to offset up to 30% of taxable income each year.

The Company also has foreign tax credit carryforwards of approximately $16.2 million, which if not utilized will expire in 2023 through 2032.

On September 4, 2020, the Company reorganized under Chapter 11 of the U.S. bankruptcy code, in a transaction treated as a tax free reorganization under IRC Sec. 368(a)(1)(E). There was $861.4 million of

CONFIDENTIAL TREATMENT REQUESTED BY

PURSUANT TO 17 C.F.R. SECTION 200.83

HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

cancellation of indebtedness (COD) income realized for tax purposes. Under exceptions applying to COD income resulting from a bankruptcy reorganization, the Company was not required to recognize this COD income currently as taxable income. Instead, the Company’s federal and state NOLs were reduced under the operative tax statute and applicable regulations, affecting the balance of deferred taxes where appropriate. The total amount of reduction of tax attributes under these rules was $1,023.5 million, consisting of $861.4 million of federal NOLs and $162.1 million of state NOLs. The actual reduction in tax attributes occurred on the first day of the Company’s tax year subsequent to the Effective Date, or January 1, 2021.

IRC Sections 382 and 383 provide an annual limitation with respect to the ability of a corporation to utilize its tax attributes against future U.S. taxable income in the event of a change in ownership. The Company’s emergence from the Chapter 11 Cases was considered a change in ownership for purposes of IRC Section 382. The limitation under the IRC is based on the equity value of the taxpayer as of the Effective Date. While the Company’s remaining $264.4 million of U.S. federal net operating losses as of December 31, 2022 do not expire since they were generated subsequent to the Tax Credits and Jobs Act, $62.6 million of pre-2021 net operating losses remain subject to the IRC Section 382 annual limitation resulting from the change in ownership. Other tax attributes such as U.S. state net operating losses or foreign tax credit carryforwards could expire if unused due to the applicable annual limitations.

In recording a valuation allowance with respect to such NOLs and foreign tax credits, the Company assessed the favorable and unfavorable evidence to estimate whether sufficient future taxable income will be generated to permit use of the existing deferred tax assets. A significant piece of the unfavorable evidence evaluated during the fourth quarter of 2022 was the cumulative pre-tax loss that was incurred over the three-year period ended December 31, 2022. Such objective evidence limits the ability to consider other subjective evidence, such as the Company’s projections of future earnings. As of December 31, 2022 and 2021, the Company had valuation allowances of $246.4 million and $272.1 million, respectively.

The Company is no longer subject to tax audits by federal, state or local taxing authorities for years prior to 2018. The Company has ongoing examinations by various foreign tax authorities but does not believe that the results of these examinations will have a material adverse effect on the Company’s financial position or results of operations.

The following table reconciles the difference between the Company’s income tax provision calculated at the federal statutory rate of 21% and the actual income tax provision (in thousands):

	Successor			Predecessor
	Year Ended December 31, 2022	Year Ended December 31, 2021	Period from September 5, 2020 through December 31, 2020	Period from January 1, 2020 through September 4, 2020
U.S. federal statutory rate	$18,466	$950	$(1,796)	$(270,956)
State taxes, net	1,495	45	(128)	(19,354)
Non-deductible expense	9,570	3,512	496	13,626
Change in valuation allowance	(23,357)	3,275	(425)	143,162
Remeasurement of deferred taxes	(757)	(1,731)	1,925	—
Return to accrual	256	(4,368)	—	—
Uncertain tax positions	571	(61)	900	—
Foreign taxes and other	930	(89)	335	(2,199)

	$7,174	$1,533	$1,307	$(135,721)

CONFIDENTIAL TREATMENT REQUESTED BY

PURSUANT TO 17 C.F.R. SECTION 200.83

HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company records U.S. and state deferred taxes using a blended tax rate of 22.7%. During 2021, the Company recorded a $1.7 million deferred tax benefit due to a Louisiana law change that disallows a state deduction for federal income taxes. During 2022, the Company revalued its Louisiana net operating losses to reflect new tax rates effective for 2022.

Prior to December 31, 2020, a blended tax rate of 22.5% was used to record deferred taxes. The Company has been deploying additional vessels to work in foreign markets and believed this trend would continue for some time, which would result in decreased state taxes. For this reason, effective December 31, 2020, the Company believed it was appropriate to remeasure deferred taxes using a 22.0% blended tax rate. Tax expense of $1.9 million was recorded in the fourth quarter of 2020 to reflect the rate change for U.S. state deferred taxes.

A reconciliation of the beginning and ending amount of all unrecognized tax benefits and the liability for uncertain tax positions (excluding related penalties and interest) are as follows:

Balance at December 31, 2021(1)	$1,027
Additions based on tax positions related to the current year	571
Reductions, net based on tax positions related to a prior year	$(68)

Balance at December 31, 2022(1)	$1,530

(1)

Penalties of $0.2 million and interest of $1.0 million were recorded in general and administrative expenses and interest expense, respectively, for uncertain tax positions for the year ended December 31, 2021. There were no additional amounts recorded in 2022 and the amounts recorded in 2021 represent the cumulative balance of penalties and interest accrued for uncertain tax positions as of December 31, 2022.

The amount of unrecognized tax benefits that, if recognized for tax purposes, would affect the effective tax rate are $1.5 million and $1.0 million as of December 31, 2022 and December 31, 2021, respectively.

15. Leases

Lease expenses for operating leases are recorded in general and administrative and operating expenses. Lease expenses for finance leases are recorded in amortization and interest expense. Total lease expenses incurred for operating and finance leases were as follows (in thousands):

	Successor			Predecessor
	Year Ended December 31, 2022	Year Ended December 31, 2021	Period from September 5, 2020 through December 31, 2020	Period from January 1, 2020 through September 4, 2020
Finance lease expense:
Amortization of right-of-use assets	$274	$131	$—	$—
Interest on lease liabilities	32	16	—	—
Operating lease expense	3,591	3,118	1,171	2,286
Short-term lease expense	843	838	262	638

Total lease expense	$4,740	$4,103	$1,433	$2,924

CONFIDENTIAL TREATMENT REQUESTED BY

PURSUANT TO 17 C.F.R. SECTION 200.83

HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Cash paid for amounts included in the measurement of lease liabilities was as follows (in thousands):

	Successor			Predecessor
	Year Ended December 31, 2022	Year Ended December 31, 2021	Period from September 5, 2020 through December 31, 2020	Period from January 1, 2020 through September 4, 2020
Operating cash flows from operating leases	$3,042	$2,679	$1,084	$2,350
Operating cash flows from financing leases	40	202	—	—
Financing cash flows from financing leases	200	96	—	—

Annual maturities of operating and finance lease liabilities under non-cancelable leases with terms in excess of one year, during each year ending December 31, are as follows (in thousands):

	Operating	Finance
2023	$6,976	$294
2024	4,665	294
2025	2,783	182
2026	2,833	57
2027	2,785	—
Thereafter	18,113	—

Total lease payments	38,155	827
Less: imputed interest	11,448	66

Total lease liabilities	$26,707	$761

Weighted-average remaining lease term (in years)	8.38	2.85
Weighted-average discount rate	8.7%	5.4%

16. Commitments and Contingencies

Vessel Charter Commitments

In November 2021, the Company was awarded a multi-year, vessel time charter that requires certain vessel modifications to a previously stacked vessel to meet the non-oilfield customer’s operational requirements. The Company expects the reactivation of and modifications to the vessel to be completed in the first half of 2023 at an estimated cost of $22.4 million.

Contingencies

In the normal course of its business, the Company becomes involved in various claims and legal proceedings in which monetary damages are sought. It is management’s opinion that the Company’s liability, if any, under such claims or proceedings would not materially affect the Company’s financial position or results of operations. The Company insures against losses relating to its vessels, pollution and third party liabilities, including claims by employees under Section 33 of the Merchant Marine Act of 1920, or the Jones Act. Third party liabilities and pollution claims that relate to vessel operations are covered by the Company’s entry in a mutual protection and indemnity association, or P&I Club, as well as by marine liability policies in excess of the P&I Club’s coverage. The Company provides reserves for any individual claim deductibles for which the

CONFIDENTIAL TREATMENT REQUESTED BY

PURSUANT TO 17 C.F.R. SECTION 200.83

HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Company remains responsible by using an estimation process that considers Company-specific and industry data, as well as management’s experience, assumptions and consultation with outside counsel. As additional information becomes available, the Company will assess the potential liability related to its pending claims and revise its estimates. Although historically revisions to such estimates have not been material, changes in estimates of the potential liability could materially impact the Company’s results of operations, financial position or cash flows.

Mexico Tax Audits

The Company is subject to audit by various Mexican statutory bodies, including the Mexican tax authorities, or SAT. In November 2018, SAT commenced an audit of a Mexican subsidiary’s 2015 tax return and asserted certain positions that disallowed a significant portion of the Company’s deductible expenses, which resulted in additional taxes, interest and penalties being assessed. As a result, the Company engaged in non-binding mediation proceedings, which concluded in 2021 without resolution. In April 2022, the Company received an official assessment from SAT and initiated an appeal process in June 2022 through the Mexican tax judicial system. As of December 31, 2022, the Company accrued a liability totaling $2.0 million for potential losses from additional taxes, interest and penalties resulting from this assessment based upon estimates developed in collaboration with its Mexican tax advisors for the ongoing 2015 audit and appeal. The Company believes it has properly applied the applicable tax laws and has reasonably supported its positions. The ultimate impact resulting from the 2015 tax assessment and appeal process may materially differ from the current estimates. The Company will continue to update its estimates as new information warrants.

In November 2019, SAT initiated an audit of another Mexican subsidiary’s 2014 tax return and challenged the Company’s qualification for certain favorable tax benefits, primarily associated with withholding tax rates on interest payments. In June 2022, the Company offered SAT a settlement offer-in-compromise totaling $1.8 million to conclude the audit and relieve the Company of any further exposure to taxes, penalties or interest related to the 2014 tax return. SAT officially accepted the offer in August 2022. The Company filed an amended 2014 tax return to reflect the agreed upon changes and paid the $1.8 million settlement amount in November 2022.

Brazil Importation Tax Assessment

In April 2021, the Company received notification from the Brazilian tax authorities of an importation tax assessment against the HOS Achiever with respect to the vessel’s services contract in Brazil from February 2019 to January 2020. At the time of the HOS Achiever’s importation, the Company was granted a statutorily available tax exemption based on the vessel’s functional capabilities and intended use under the services contract. The tax authorities are now asserting that the HOS Achiever does not qualify for the applicable exemption. The Company believes the HOS Achiever does, in fact, meet the criteria set forth under the applicable law and intends to defend its position in Brazilian court. While the final outcome of this assessment is uncertain and could possibly result in the payment and loss of an estimated $6.0 million to $9.0 million in related importation taxes and penalties, the Company believes there is a high likelihood that its position will prevail and the exemption will be granted in accordance with the law. Furthermore, the Company believes that any amounts that may become due in connection with this matter should be recoverable from its customer under the terms of the vessel’s services contract.

CONFIDENTIAL TREATMENT REQUESTED BY

PURSUANT TO 17 C.F.R. SECTION 200.83

HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

17. Other Accrued Liabilities

Other accrued liabilities include the following (in thousands):

	December 31,
	2022	2021
Deferred revenue	$3,416	$4,142
Value added tax payable	3,127	1,933
Withholding tax payable	4,803	149
Other	2,025	4,917

Total	$13,371	$11,141

18. Major Customers

In the years ended December 31, 2022, 2021, and 2020, revenues from the following customers represent 10% or more of consolidated revenues:

	Successor				Predecessor
	Year Ended December 31, 2022	Year Ended December 31, 2021		Period from September 5, 2020 through December 31, 2020	Period from January 1, 2020 through September 4, 2020
Customer A	16%	n/a	(1)	12%	n/a	(1)
Customer B	15%	21%		28%	32%
Customer C	n/a (1)	n/a	(1)	10%	n/a	(1)

(1)	Customer represented less than 10% of consolidated revenue in such year.

19. Employment Agreements

The Company has employment agreements with certain members of its executive management team. These agreements include, among other things, contractually stated base level salaries and a structured cash incentive compensation program dependent upon performance against reasonably obtainable objective performance criteria established by the Compensation Committee. In the event such a member of the executive management team is terminated due to certain events as defined in such officer’s agreement, the executive will receive (i) the executive’s accrued base salary through the date of the executive’s termination, (ii) payment in lieu of any earned, but unused, vacation, and (iii) reimbursement of the executive’s expenses in accordance with the Company’s reimbursement policy as in effect from time to time. In addition, the executive may receive cash severance depending on the timing and circumstances of the termination. The current term of these employment agreements expires on September 4, 2024 and automatically extends each year thereafter on September 4th, for an additional year.

20. Related Parties

Pursuant to the terms of the Trade Name and Trademark License Agreement entered into by and between the Company and HFR, LLC, the Company made payments of $1.0 million and $1.1 million in 2022 and 2021, respectively, for licensing fees associated with the use of Hornbeck trade names, trademarks, and related logos. HFR, LLC is a Texas Limited Liability Company owned by Todd M. Hornbeck and Troy A. Hornbeck. Todd M. Hornbeck serves as the Company’s Chairman of the Board of Directors, President and Chief Executive Officer.

CONFIDENTIAL TREATMENT REQUESTED BY

PURSUANT TO 17 C.F.R. SECTION 200.83

HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Troy A. Hornbeck is the brother of Todd M. Hornbeck and serves as the Company’s Purchasing Director. As of December 31, 2022 and 2021, the Company had accrued amounts payable to HFR, LLC totaling $1.3 million and $0.3 million, respectively.

On October 1, 2022, a member of the Company’s Board of Directors, assumed an officer role with an existing Hornbeck customer. For the year ended December 31, 2022, the Company generated $74.0 million of revenues from contracts with such customer, which accounted for approximately 16% of the Company’s total revenues. The Company had outstanding accounts receivable from this customer totaling $12.3 million as of December 31, 2022.

21. Reportable Segments and Geographic Areas

Reportable Segments

The Company has one reportable segment, which encompasses all aspects of its marine transportation services business. As the chief operating decision maker, our Chief Executive Officer evaluates the Company’s operating results on a consolidated basis to assess performance and allocate resources. While the Company’s vessels operate in various geographic regions and customer markets, they are centrally managed, share multiple forms of common costs, provide similar or complementary marine transportation services, are manned by crews that may move from location to location or market to market as needed, and are marketed on a portfolio basis with the goal of maximizing Adjusted EBITDA and Adjusted Free Cash Flow and generating the highest possible rate of return on invested capital without a steadfast commitment to geographic region or customer market.

Geographic Areas

The table below presents net book value of property, plant and equipment by geographic regions(1) as of December 31, 2022 and 2021 (in thousands):

	As of December 31,
	2022	% of Total	2021	% of Total
United States	$365,769	81.4%	$258,575	78.4%
International(2)	83,480	18.6%	71,157	21.6%

	$449,249	100.0%	$329,732	100.0%

(1)

Book values are attributed to geographic regions based on the country of domicile of the specific asset-owning subsidiary of the Company, not the physical operating location of the asset as of any of the dates presented.

(2)

International property, plant and equipment of $74.5 million and $62.3 million were owned by certain Mexican subsidiaries of the Company as of December 31, 2022 and 2021, respectively. Property, plant and equipment attributed to other countries were not individually material as of any of the dates presented. No other individual foreign location accounted for a material portion of property, plant and equipment as of any of the dates presented.

CONFIDENTIAL TREATMENT REQUESTED BY

PURSUANT TO 17 C.F.R. SECTION 200.83

HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Revenues by geographic region(1) were as follows (in thousands):

	Successor						Predecessor
	Year Ended December 31, 2022	% of Total	Year Ended December 31, 2021	% of Total	Period from September 5, 2020 through December 31, 2020	% of Total	Period from January 1, 2020 through September 4, 2020	% of Total
United States	$362,830	80.4%	$196,357	76.6%	$49,731	78.0%	$86,579	71.7%
International(2)	88,396	19.6%	59,943	23.4%	14,055	22.0%	34,215	28.3%

	$451,226	100.0%	$256,300	100.0%	$63,786	100.0%	$120,794	100.0%

(1)	The Company attributes revenues to individual geographic regions based on the location where services are performed.
(2)

International revenues of $41.3 million and $40.7 million were attributed to services performed in Mexico for the years ended December 31, 2022 and 2021, respectively. Revenues attributed to other countries were not individually material for the periods presented.

22. Subsequent Events

In October 2023, the Company entered into a final settlement agreement with Fidelity & Deposit Company of Maryland and Zurich American Insurance Company, together the Surety, and Gulf Island. Pursuant to the settlement agreement, Gulf Island released all claims asserted against the Company and the Company released its claims against the shipyard and the Surety. Further, the Surety agreed to take over and complete the construction of the two U.S.-flagged, Jones Act-qualified, HOS 400 class MSPVs at a shipyard acceptable to the Company. The Company is obligated to pay only the remaining portion of the original shipyard contract price for the two MPSVs, which amounts to $53.8 million in the aggregate. The Surety is required to pay all completion costs in excess of the $53.8 million remaining contract price, excluding any approved change orders. The Company expects to incur an additional $30.0 million in the aggregate for discretionary enhancements to add secondary cranes to both vessels. Pursuant to the settlement, the Surety is required to deliver both MPSVs in 2025.

On August 31, 2023, the Company fully repaid the $68.7 million remaining principal balance of the first-lien replacement term loans. As a result, in the third quarter of 2023, the Company incurred a $1.2 million loss on early extinguishment of debt; most of which related to the write-off of deferred issuance costs and original issue discount.

The Company has evaluated subsequent events through November 10, 2023, which represents the date these financial statements were available to be issued and determined that all materially relevant information known through this date was appropriately addressed within the financial statements and notes herein.

CONFIDENTIAL TREATMENT REQUESTED BY

PURSUANT TO 17 C.F.R. SECTION 200.83

            Shares

Hornbeck Offshore Services, Inc.

Common Stock

Prospectus

            , 2023

J.P. Morgan

Barclays

CONFIDENTIAL TREATMENT REQUESTED BY

PURSUANT TO 17 C.F.R. SECTION 200.83

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth the expenses payable by Hornbeck Offshore Services, Inc. expected to be incurred in connection with the issuance and distribution of common stock being registered hereby (other than underwriting discounts and commissions). All of such expenses are estimates, except for the Securities and Exchange Commission, or the SEC, registration fee, the Financial Industry Regulatory Authority, or FINRA, filing fee and listing fee.

SEC registration fee	*
FINRA filing fee	*
Listing fee	*
Printing fees and expenses	*
Legal fees and expenses	*
Blue sky fees and expenses	*
Registrar and transfer agent fees	*
Accounting fees and expenses	*
Miscellaneous expenses	*

Total	$ *

*	To be completed by amendment.

Item 14. Indemnification of Directors and Officers.

Section 145 of the DGCL provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, in which such person is made a party by reason of the fact that the person is or was a director, officer, employee or agent of the corporation (other than an action by or in the right of the corporation—a “derivative action”), if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys’ fees) incurred in connection with the defense or settlement of such action, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation’s bylaws, disinterested director vote, stockholder vote, agreement or otherwise.

Our amended and restated certificate of incorporation will provide that no director shall be liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation on liability is not permitted under the DGCL, as now in effect or as amended. Currently, Section 102(b)(7) of the DGCL requires that liability be imposed for the following:

•	any breach of the director’s duty of loyalty to our company or our stockholders;

•	any act or omission not in good faith or which involved intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL; and

•	any transaction from which the director derived an improper personal benefit.

Our amended and restated certificate of incorporation and amended and restated bylaws will provide that, to the fullest extent authorized or permitted by the DGCL, as now in effect or as amended, we will indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding

CONFIDENTIAL TREATMENT REQUESTED BY

PURSUANT TO 17 C.F.R. SECTION 200.83

by reason of the fact that such person, or a person of whom he or she is the legal representative, is or was our director or officer, or by reason of the fact that our director or officer is or was serving, at our request, as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans. We will indemnify such persons against expenses, liabilities, and loss (including attorneys’ fees), judgments, fines, excise taxes or penalties under the Employee Retirement Income Security Act of 1974, penalties and amounts paid in settlement actually and reasonably incurred in connection with such action.

We have obtained policies that insure our directors and officers and those of our subsidiaries against certain liabilities they may incur in their capacity as directors and officers. Under these policies, the insurer, on our behalf, may also pay amounts for which we have granted indemnification to the directors or officers.

The underwriting agreement provides for indemnification by the underwriters of us and our officers and directors, and by us of the underwriters, for certain liabilities arising under the Securities Act or otherwise in connection with this offering.

Item 15. Recent Sales of Unregistered Securities.

Issuance of Securities on the Effective Date of the Restructuring

In connection with the Company’s emergence from bankruptcy, on the Effective Date and in accordance with the Plan, all existing shares of the Company’s prior class of common stock were cancelled, and the Company issued 4,366,348 shares of common stock, par value $0.00001 per share (the “New Common Stock”). The shares of New Common Stock issued pursuant to the Plan and for part of the proceeds of a contemporaneous equity rights offering were issued in reliance upon the exemption from the registration requirements of the Securities Act, provided by Section 1145 of the Bankruptcy Code, or, only to the extent such exemption under Section 1145 of the Bankruptcy Code was not available, Section 4(a)(2) of the Securities Act and the safe harbor contained in Regulation D thereunder.

Additionally, on the Effective Date and pursuant to the Plan and for part of the proceeds of a contemporaneous equity rights offering, the Company issued 10,544,913 Jones Act Warrants and 1,552,444 Creditor Warrants. Such warrants were issued pursuant to the exemptions from the registration requirements of the Securities Act, under Section 4(a)(2) under the Securities Act and Section 1145 of the Bankruptcy Code. For more information on the terms of exercise and other features of the warrants, see “Description of Capital Stock and Warrants” included elsewhere in this prospectus.

Service-Related Issuances

The Company has issued 47,838 shares of New Common Stock pursuant to the 2020 Management Incentive Plan. Additionally, since the Effective Date, and prior to March 23, 2023, the Company has granted 597,804 stock options and 1,065,254 restricted stock units pursuant to the 2020 Management Incentive Plan.

Further, on March 23, 2023, the board of directors granted certain employees and directors additional restricted stock unit awards pursuant to the 2020 Management Incentive Plan, of which 196,704 shares of New Common Stock vested immediately and an additional 196,703 shares will vest pursuant to the terms of the respective award agreements. These shares will net-settle within 60 days of the date of vesting.

The foregoing issuances were exempt from registration under Section 4(a)(2) of the Securities Act.

Additional Issuances of Securities

On August 1, 2021, the Company issued 107 shares of New Common Stock, 39,916 Creditor Warrants and 1,107 Jones Act Warrants pursuant to the Plan in respect of claims against the Company. The Company also issued 283,732 shares of New Common Stock and 1,567,013 Jones Act Warrants in a preemptive rights offering and the conversion of $15 million of outstanding indebtedness on December 22, 2021.

The foregoing issuances were exempt from registration under Section 1145 of the Bankruptcy Code or Section 4(a)(2) of the Securities Act.

CONFIDENTIAL TREATMENT REQUESTED BY

PURSUANT TO 17 C.F.R. SECTION 200.83

Item 16. Exhibits and Financial Statement Schedules.

Exhibit No.	Description

1.1*	Form of Underwriting Agreement.

2.1*	Plan of Reorganization Under Chapter 11 of the U.S. Bankruptcy Code.

3.1*	Third Amended and Restated Certificate of Incorporation of Hornbeck Offshore Services, Inc.

3.2*	Fifth Amended and Restated Bylaws of Hornbeck Offshore Services, Inc.

3.3*	Form of Fourth Amended and Restated Certificate of Incorporation of Hornbeck Offshore Services, Inc., to be effective upon consummation of this offering.

3.4*	Form of Sixth Amended and Restated Bylaws of Hornbeck Offshore Services, Inc., to be effective upon consummation of this offering.

4.1*	Form of Common Stock Certificate

4.2*	Jones Act Warrant Agreement, dated as of September 4, 2020, between Hornbeck Offshore Services, Inc. and Computershare, Inc. and Computershare Trust Company, N.A.

4.3*	Jones Act Anti-Dilution Warrant Agreement, dated as of September 4, 2020, between Hornbeck Offshore Services, Inc. and Computershare, Inc. and Computershare Trust Company, N.A.

4.4*	Creditor Warrant Agreement, dated as of September 4, 2020, between Hornbeck Offshore Services, Inc. and Computershare, Inc. and Computershare Trust Company, N.A.

4.5*	Securityholders Agreement, dated as of September 4, 2020, by and among Hornbeck Offshore Services, Inc. and the other parties thereto.

4.6*	Amendment No. 1 to Securityholders Agreement, dated as of December 2, 2021, by and among Hornbeck Offshore Services, Inc. and the other parties thereto.

4.7*	Amendment No. 2 to Securityholders Agreement, dated as of July 7, 2023, by and among Hornbeck Offshore Services, Inc. and the other parties thereto.

5.1*	Form of Opinion of Kirkland & Ellis LLP as to the legality of the common stock.

10.1†*	Form of Indemnification Agreement (between Hornbeck Offshore Services, Inc. and its directors and officers).

10.2†*	2020 Management Incentive Plan of Hornbeck Offshore Services, Inc.

10.3†*	First Amendment to the 2020 Management Incentive Plan of Hornbeck Offshore Services, Inc.

10.4†*	Form of Hornbeck Offshore Services, Inc. 2023 Equity Incentive Plan.

10.5†*	Form of Employment Agreement (Executive Officers)

10.6†*	Amended and Restated Employment Agreement dated September 4, 2020, by and between Hornbeck Offshore Operators, LLC and Todd M. Hornbeck.

10.7†*	Amended and Restated Employment Agreement dated September 4, 2020, by and between Hornbeck Offshore Operators, LLC and James O. Harp, Jr.

10.8†*	Amended and Restated Employment Agreement dated September 4, 2020, by and between Hornbeck Offshore Operators, LLC and John S. Cook.

10.9†*	Amended and Restated Employment Agreement dated September 4, 2020, by and between Hornbeck Offshore Operators, LLC and Samuel A. Giberga.

10.10†*	Amended and Restated Employment Agreement dated September 4, 2020, by and between Hornbeck Offshore Operators, LLC and Carl G. Annessa.

CONFIDENTIAL TREATMENT REQUESTED BY

PURSUANT TO 17 C.F.R. SECTION 200.83

Exhibit No.	Description

10.11*	First Lien Term Loan Credit Agreement, dated September 4, 2020, by and among Hornbeck Offshore Services, Inc., as parent borrower, Hornbeck Offshore Services, LLC, as co-borrower, Wilmington Trust, National Association, as administrative agent and collateral agent, and the lenders party thereto.

10.12*	Amendment No. 1 to First Lien Credit Agreement and Amendment No. 1 to the Effective Date Junior Lien Intercreditor Agreement, dated December 22, 2021, by and among Hornbeck Offshore Services, Inc., as parent borrower, Hornbeck Offshore Services, LLC, as co-borrower, Wilmington Trust, National Association, as administrative agent, collateral agent and debt representative, and the lenders party thereto.

10.13*	First Amendment to Restated First Lien Credit Agreement, dated June 6, 2022, by and among Hornbeck Offshore Services, Inc., as parent borrower, Hornbeck Offshore Services, LLC, as co-borrower, Wilmington Trust, National Association, as administrative agent and collateral agent, and the lenders party thereto.

10.14*	Interest Rate Replacement Index Agreement and Second Amendment to First Lien Credit Agreement, dated July 27, 2023, by and among Hornbeck Offshore Services, Inc., as parent borrower, Hornbeck Offshore Services, LLC, as co-borrower, Wilmington Trust, National Association, as administrative agent and collateral agent, and the lenders party thereto.

10.15*	Second Lien Term Loan Credit Agreement, dated September 4, 2020, by and among Hornbeck Offshore Services, Inc., as parent borrower, Hornbeck Offshore Services, LLC, as co-borrower, Wilmington Trust, National Association, as administrative agent and collateral agent, and the lenders party thereto.

10.16*	Amendment No. 1 to Second Lien Credit Agreement, dated December 12, 2021, by and among Hornbeck Offshore Services, Inc., as parent borrower, Hornbeck Offshore Services, LLC, as co-borrower, Wilmington Trust, National Association, as administrative agent and collateral agent, and the lenders party thereto.

10.17*	Amendment No. 2 to Second Lien Credit Agreement, dated June 6, 2022, by and among Hornbeck Offshore Services, Inc., as parent borrower, Hornbeck Offshore Services, LLC, as co-borrower, Wilmington Trust, National Association, as administrative agent and collateral agent, and the lenders party thereto.

10.18*	Third Amended and Restated Trade Name and Trademark License Agreement, dated September 4, 2020, by and among HFR, LLC and Hornbeck Offshore Operators, LLC.

21.1*	Subsidiaries of the Registrant.

23.1*	Consent of Ernst & Young LLP.

23.2*	Consent of Kirkland & Ellis LLP (included in Exhibit 5.1 to this Registration Statement).

24.1*	Powers of Attorney (included in the signature page to this Registration Statement).

107*	Filing Fee Table.

*	To be included by amendment.
†	Compensatory plan or arrangement.

No financial statement schedules are provided because the information called for is not applicable or is shown in the financial statements or notes.

CONFIDENTIAL TREATMENT REQUESTED BY

PURSUANT TO 17 C.F.R. SECTION 200.83

Item 17. Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(i)

For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

(ii)

For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

CONFIDENTIAL TREATMENT REQUESTED BY

PURSUANT TO 17 C.F.R. SECTION 200.83

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in St. Tammany Parrish, Louisiana, on                 ,                 .

HORNBECK OFFSHORE SERVICES, INC.

By:
Name: Todd M. Hornbeck
Title: Chairman of the Board, President and Chief Executive Officer

Power of Attorney

The undersigned directors and officers of Hornbeck Offshore Services, Inc. hereby constitute and appoint Todd M. Hornbeck and James O. Harp, Jr. and each of them, any of whom may act without joinder of the other, the individual’s true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for the person and in his or her name, place and stead, in any and all capacities, to sign this Registration Statement and any or all amendments, including post-effective amendments to the Registration Statement, including a prospectus or an amended prospectus therein and any Registration Statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act, and all other documents in connection therewith to be filed with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact as agents or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement and power of attorney have been signed by the following persons in the capacities indicated on                 ,                 .

Signature	Capacity

Todd M. Hornbeck	Chairman of the Board, President and Chief Executive Officer (Principal Executive Officer)

James O. Harp, Jr	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

Kurt M. Cellar	Director

Evan Behrens	Director

Scott Graves	Director

Bobby Jindal	Director

Sylvia Jo Sydow Kerrigan	Director

Jacob Mercer	Director

L. Don Miller	Director

Aaron Rosen	Director